 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-252591
March 10, 2021
Dear ION Noteholder:
ION Geophysical Corporation (“ION,” “we,” or the “Company”) has developed a restructuring plan to address the pending maturity of the outstanding 9.125% Senior Secured Second Priority Notes (the “Old Notes”) that you own, and to provide a mechanism to reduce our financial leverage in the future, that we believe offers the best path for the future of our company. As a key component of this plan, we are making an offer (the “Exchange Offer”) to you to exchange the Old Notes you own for our newly issued 8.00% Senior Secured Second Priority Notes due 2025 (the “New Notes”) and the other consideration described below and in the enclosed prospectus.
We are soliciting your support for our Exchange Offer, which will allow ION to restructure its existing debt out-of-court and put the Company in a stronger financial position.
In conjunction with our Exchange Offer, we are soliciting your consent to certain proposed amendments to the indenture governing the Old Notes (the “Consent Solicitation”). The Exchange Offer and the Consent Solicitation are described in detail in the enclosed prospectus, which we encourage you to read fully.
Pursuant and subject to the terms of a Restructuring Support Agreement, as amended and restated, by and among us and certain holders (the “Supporting Parties”) of Old Notes that hold in aggregate approximately 90% of the outstanding principal amount thereof, as well as a letter agreement between us and Mr. James M. Lapeyre, Jr., pursuant to which Mr. Lapeyre has agreed to tender his Old Notes in the Exchange Offer as a part of the Restructuring Transactions, resulting in a tender rate of 92%, all Old Notes held by such parties will be tendered in the Exchange Offer. As these holders represent more than 66 2/3% of the Old Notes outstanding, we expect that the proposed amendments to the indenture governing the Old Notes will receive the required consents.
The Exchange Offer
If you tender (and do not validly withdraw) your Old Notes in the Exchange Offer on or prior to April 8, 2021, you will be eligible to receive, per $1,000 principal amount of Old Notes tendered, (a) $150 in cash and (b) $850 of New Notes, provided, however, that up to an aggregate of $20 million of New Notes exchange consideration may instead be paid in the form of Common Stock at the Company’s option for every dollar of Rights Offering proceeds raised from the issuance of Common Stock (the “Exchange Consideration”).
Subject to conditions described herein, you will also be eligible to receive $35, per $1,000 principal amount of Old Notes, and at the Company’s option, either in (I) cash, (II) Common Stock, based on $2.57 per share, or (III) New Notes if you validly tender (and do not validly withdraw) your Old Notes at or prior to immediately after 11:59 P.M., New York City Time, on March 24, 2021 (the “Early Tender Time”).
For the Exchange Offer to be successful, we need to satisfy several conditions, including receiving the tenders (which are not validly withdrawn) of at least 95% of the outstanding principal amount of Old Notes.
Restructuring Transactions
Concurrent with the Exchange Offer, we are granting the right to all holders of our Common Stock to participate in a rights offering (the “Rights Offering”) to subscribe for their pro rata share of up to $50 million of New Notes issued at par or shares of our common stock issued at $2.57 per share. The Rights Offering is described in more detail in the enclosed prospectus, which we encourage you to read fully.
Deadline for Participating
THE DEADLINE FOR PARTICIPATING IN THE EXCHANGE OFFER IS APRIL 8, 2021 unless extended or earlier terminated. Tenders of Old Notes in the Exchange Offer may be validly withdrawn at any time prior to 5:00 p.m., New York City time, on April 8, 2021, unless extended, but will thereafter be irrevocable. In order to allow sufficient time for processing, you must contact your broker, dealer, bank, trust company or other nominee significantly in advance of that date and request them to tender your Old Notes in the Exchange Offer.
None of the Company, the Dealer Manager (defined below), the trustees and collateral agents with respect to the Old Notes and the New Notes, the information and exchange agent or any affiliate of any of them makes any recommendation as to whether you should participate in the Exchange Offer, and no one has been authorized by any of them to make such a recommendation. You must make your own decision as to whether you tender Old Notes and, if so, the principal amount of the Old Notes to tender.
We urge you to carefully read the accompanying prospectus in its entirety, including the discussion of risks, uncertainties and other issues that you should consider with respect to the exchange offer described in the section entitled “Risk Factors,” starting on page 19 of the accompanying prospectus.
THE EXCHANGE OFFER AND THE CONSENT SOLICITATION ARE CONDITIONED UPON THE VALID TENDER OF OLD NOTES (WHICH ARE NOT VALIDLY WITHDRAWN) IN AN AGGREGATE PRINCIPAL AMOUNT OF AT LEAST 95% OF THE AGGREGATE PRINCIPAL AMOUNT OUTSTANDING OF SUCH OLD NOTES. Holders of Old Notes may not tender Old Notes in the Exchange Offer without delivering the related consents to the indenture amendments, and holders of Old Notes may not deliver consents without tendering the related Old Notes. The Exchange Offer and the Consent Solicitation may be amended, extended or terminated by ION at its sole option, subject to certain consent rights thereto by the Supporting Parties.
Questions
If you have any questions or need any assistance in connection with the exchange offer, please contact D.F. King & Co., Inc., the Information and Exchange Agent, at 1 (877) 732-3617.
We are respectfully requesting your consideration and thank you in advance for your support of this important transaction.
Sincerely,
Christopher T. Usher
 President, Chief Executive Officer and Director

PROSPECTUS
ION Geophysical Corporation
Offer to Exchange any and all of its 9.125% Senior Secured Second Priority Notes due 2021 and
Solicitation of Consents in respect of the Indenture governing the 9.125% Senior Secured Second Priority Notes due 2021
THE EXCHANGE OFFER (AS DEFINED BELOW) AND THE CONSENT SOLICITATION (AS DEFINED BELOW) WILL EXPIRE IMMEDIATELY AFTER 11:59 P.M., NEW YORK CITY TIME, ON APRIL 8, 2021 UNLESS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE “EXPIRATION TIME”). TO BE ELIGIBLE TO RECEIVE THE EXCHANGE CONSIDERATION (AS DEFINED BELOW), HOLDERS MUST TENDER AND NOT VALIDLY WITHDRAW THEIR OLD NOTES (AS DEFINED BELOW) PRIOR TO THE EXPIRATION TIME. TO BE ELIGIBLE TO RECEIVE THE EARLY PARTICIPATION PAYMENT (AS DEFINED BELOW), HOLDERS MUST TENDER AND NOT VALIDLY WITHDRAW THEIR OLD NOTES AT OR PRIOR TO IMMEDIATLEY AFTER 11:59 P.M., NEW YORK CITY TIME, ON MARCH 24, 2021 (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE “EARLY TENDER TIME”). TENDERED OLD NOTES MAY BE VALIDLY WITHDRAWN PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON APRIL 8, 2021 (SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED, THE “WITHDRAWAL DEADLINE”) BUT NOT THEREAFTER, SUBJECT TO LIMITED EXCEPTIONS, UNLESS SUCH TIME IS EXTENDED BY US AT OUR SOLE DISCRETION.
IF WE ARE UNABLE TO COMPLETE THE EXCHANGE OFFER AND THE CONSENT SOLICITATION, AND TO EXTEND THE UPCOMING MATURITIES OF OUR DEBT OBLIGATIONS, WE WILL CONSIDER OTHER RESTRUCTURING ALTERNATIVES AVAILABLE TO US AT THAT TIME. THOSE ALTERNATIVES MAY INCLUDE SEEKING ASSET DISPOSITIONS, ENTERING INTO JOINT VENTURES, ISSUING ADDITIONAL DEBT, AND OBTAINING RELIEF UNDER THE U.S. CODE TITLE 11 (THE “U.S. BANKRUPTCY CODE’’), ALL OF WHICH INVOLVE UNCERTAINTIES, POTENTIAL DELAYS, SIGNIFICANT COSTS, AND OTHER RISKS. EVEN IF WE ARE SUCCESSFUL WITH THE EXCHANGE OFFER, AVOIDANCE OF AN IN-COURT RESTRUCTURING UNDER THE U.S. BANKRUPTCY CODE IN THE FUTURE IS NOT GUARANTEED.
IF YOU ELECT NOT TO PARTICIPATE IN THE EXCHANGE OFFER AND ION SUBSEQUENTLY FILES FOR BANKRUPTCY, YOUR RECOVERY WITH RESPECT TO ANY OLD NOTES THAT REMAIN OUTSTANDING MAY BE DIMINISHED SIGNIFICANTLY, AS THE OLD NOTES WILL RANK JUNIOR TO ALL OF THE NEW NOTES AND OUR OTHER SECURED DEBT TO THE EXTENT OF THE VALUE OF THE COLLATERAL SECURING SUCH DEBT.
ION Geophysical Corporation (“ION,” “we,” “our,” “us,” the “Issuer” or the “Company”) is offering to all holders (each a “Holder” and together, the “Holders”) of its 9.125% Senior Secured Second Priority Notes due 2021 (the “Old Notes”), upon the terms and subject to the conditions set forth in this Prospectus, to exchange (the “Exchange Offer”) their Old Notes for newly issued 8.00% Senior Secured Second Priority Notes due 2025 (the “New Notes”) and the other consideration described below.
Old Notes	CUSIP Number or ISIN	Principal Amount Outstanding	Exchange Consideration(1)(2)	Early Participation Payment(1)(3)
9.125% Senior Secured Second Priority Notes due 2021	462044AH1 462044AF5 462044AG3 U4608CAB4	$120,569,000	(a) $150 in cash; and (b) $850 in New Notes, subject to certain rights to instead deliver or receive shares of our Common Stock as described in more detail herein.	$35, at our option, either in (I) cash, (II) Common Stock based on $2.57 per share, or (III) New Notes.

(1)
Per $1,000 principal amount of Old Notes.

(2)
Excludes accrued and unpaid interest, which will be paid in addition to the Exchange Consideration.

(3)
For the benefit of Holders of Old Notes validly tendered (and not validly withdrawn) at or prior to the Early Tender Time.

The New Notes will have the terms as described in “Description of the New Notes.” The New Notes and the related guarantees will be secured on a second-priority basis by Liens (as defined in the New Notes Indenture) on all of the assets of ION other than the Excluded Assets (as defined below), subject to the Liens securing ION’s obligations under the Credit Agreement (as defined below) and any other Priority Lien Debt and other Permitted Prior Liens, as described in “Description of the New Notes.” All Old Notes remaining outstanding following the completion of the Exchange Offer will be effectively subordinated to all New Notes issued in the Exchange Offer to the extent of the value of the assets securing the New Notes.
On the Settlement Date (as defined below), the New Notes will be guaranteed, jointly and severally, by each subsidiary of the Company that is a guarantor under the Old Notes Indenture (as defined below) and our Revolving Credit and Security Agreement, dated August 22, 2014, by and among ION, the subsidiaries signatory thereto, PNC Bank, National Association (“PNC”), as agent for the lenders party thereto, and the lenders party thereto (as amended, the “Credit Agreement”).
The New Notes will mature on December 15, 2025. Interest on the New Notes will be payable semi-annually in arrears on each June 15 and December 15, beginning on June 15, 2021. Interest on the New Notes will accrue from (and including) the Settlement Date.
Holders who validly tender (and do not validly withdraw) their Old Notes at or prior to the Expiration Time will be eligible to receive, for each $1,000 principal amount of such notes tendered, (a) $150 in cash and (b) $850 of New Notes, provided, however, that up to an aggregate of $20 million of New Notes exchange consideration may instead be paid in the form of Common Stock at the Company’s option for every dollar of Rights Offering proceeds raised from the issuance of Common Stock (the “Exchange Consideration”). Subject to the conditions described herein, the Company will pay $35, at the Company’s option, either in (I) cash, (II) Common Stock, based on $2.57 per share, or (III) New Notes, per $1,000 of principal amount of Old Notes to Holders who validly tender (and do not validly withdraw) their Old Notes at or prior to the Early Tender Time (the “Early Participation Payment”). Holders who tender their Old Notes at or prior to the Early Tender Time will be eligible to receive the Early Participation Payment in addition to the Exchange Consideration. Holders must tender their Old Notes at or prior to the Early Tender Time in order to be eligible to receive the Early Participation Payment.
In addition, payment of accrued and unpaid interest on the Old Notes accepted for exchange will be made in cash promptly after the Expiration Time (such date, the “Settlement Date”). We currently expect the Settlement Date to be April 13, 2021.
In conjunction with the Exchange Offer, we are soliciting consents (the “Consent Solicitation”) from Holders of Old Notes (“Consents”) to certain proposed amendments to the indenture governing the Old Notes, dated as of April 28, 2016 (the “Old Notes Indenture”), by and among the Issuer, the guarantors party thereto and Wilmington Savings Fund Society, FSB, as trustee (the “Old Notes Trustee”) and as collateral agent (the “Old Notes Collateral Agent”), to eliminate substantially all of the restrictive covenants and certain of the default provisions contained in the Old Notes Indenture and to release all collateral securing the Old Notes (the “Proposed Amendments”). We must receive Consents by Holders representing at least 66 2/3% of the outstanding principal amount of the Old Notes to adopt the Proposed Amendments (the “Requisite Consents”). Any Old Notes owned by the Issuer or any of its affiliates will be disregarded in determining whether Holders of the required principal amount of Old Notes have consented to the Proposed Amendments. If the Requisite Consents are delivered, we, the guarantors, the Old Notes Collateral Agent and the Old Notes Trustee will enter into a supplemental indenture (the “Supplemental Indenture”) to give effect to the Proposed Amendments; provided, however, that the Proposed Amendments will not become operative until the Settlement Date. Holders of Old Notes may not tender Old Notes in the Exchange Offer without delivering the related Consents, and Holders of Old Notes may not deliver Consents without tendering the related Old Notes. See “Proposed Amendments.”
Pursuant to the terms of an Amended and Restated Restructuring Support Agreement, dated as February 11, 2021 (the “Restructuring Support Agreement”), by and among the Issuer and certain Holders that hold in aggregate approximately 90% of the outstanding principal amount of such notes (collectively, the “Supporting Parties,” and such agreement, the “Restructuring Support Agreement”), as well as a letter agreement between us and Mr. James M. Lapeyre, Jr., pursuant to which Mr. Lapeyre has agreed to tender his Old Notes in the Exchange Offer as a part of the Restructuring Transactions, resulting in a tender rate of 92%, the Supporting Parties and Mr. Lapeyre have agreed, subject to the terms and conditions set forth therein, to tender (and not withdraw) at or prior to the Expiration Time all Old Notes held by the Supporting Parties and Mr. Lapeyre in the Exchange Offer and to deliver Consents in respect of all such Old Notes. Pursuant to the Restructuring Support Agreement, subject to certain exceptions, we have agreed to not waive any conditions to the Exchange Offer and the Consent Solicitation without the consent of the Supporting Parties. As the Supporting Parties represent at least 66 2/3% of the Old Notes, we expect to receive the Requisite Consents in the Consent Solicitation.
Concurrent with the Exchange Offer, we are granting the right to all holders of our Common Stock to participate in a rights offering (the “Rights Offering” and together with the Exchange Offer, the “Restructuring Transactions”) to subscribe for their pro rata share of up to $50 million of New Notes issued at par or shares of our Common Stock issued at $2.57 per share. The Rights Offering is described in more detail in the enclosed prospectus, which we encourage you to read fully.
The Exchange Offer and the Consent Solicitation are conditioned upon the valid tender of Old Notes (which are not validly withdrawn) in an aggregate principal amount constituting at least 95% of the aggregate principal amount outstanding of such Old Notes (the “Minimum Tender Condition”).
Validly tendered Old Notes may not be withdrawn subsequent to the Withdrawal Deadline, subject to limited exceptions. If, after the Withdrawal Deadline, we (i) reduce the principal amount of Old Notes subject to the Exchange Offer, (ii) reduce the Exchange Consideration for the Old Notes, or (iii) are otherwise required by law to permit withdrawals, then previously tendered Old Notes may be validly withdrawn within a reasonable period under the circumstances after the date that notice of such reduction or permitted withdrawal is first published or given or sent to Holders by us. We may extend the Expiration Time without extending the Withdrawal Deadline, unless otherwise required by law.
We will issue up to $106,703,565 in aggregate principal amount of New Notes and shares of Common Stock in the Exchange Offer and the Consent Solicitation. We will issue the New Notes in denominations of integral multiples of $1,000. We will not issue any fractional shares of Common Stock. Holders who tender less than all of their Old Notes must continue to hold Old Notes in the minimum authorized denomination of $2,000 principal amount.
See “The Exchange Offer and the Consent Solicitation” and “Acceptance of Old Notes; Accrual of Interest.”
We reserve the right, subject to applicable law, to amend or extend the Exchange Offer and the Consent Solicitation at any time or to amend or modify the Minimum Tender Condition or the Exchange Consideration or any other terms applicable to the Old Notes. The Exchange Offer and the Consent Solicitation are subject to the satisfaction or waiver of certain conditions set forth in this Prospectus. Subject to applicable law, we may terminate the Exchange Offer and the Consent Solicitation if any of the conditions described under “Conditions of the Exchange Offer and the Consent Solicitation” are not satisfied or waived by the Expiration Time.
None of the Issuer, the Dealer Manager (as defined below), the Information and Exchange Agent (as defined below), the Old Notes Trustee, the Old Notes Collateral Agent, UMB Bank, National Association, as trustee for the New Notes (the “New Notes Trustee”) or UMB Bank, National Association, as the collateral agent for the New Notes (the “New Notes Collateral Agent”) or any affiliate of any of them makes any recommendation as to whether any holder of Old Notes should tender or refrain from tendering all or any portion of the principal amount of such holder’s Old Notes for New Notes in the Exchange Offer. No one has been authorized by any of them to make such a recommendation. You must make your own decision whether to tender Old Notes in the Exchange Offer and, if so, the amount of Old Notes as to which such action is to be taken.
Wilmington Savings Fund Society, FSB, in each of its capacities including, but not limited to Old Notes Trustee and Old Notes Collateral Agent, has not participated in or been involved in the preparation of this Exchange Offer and assumes no responsibility and no liability for its contents.
If we are unable to complete the Exchange Offer and the Consent Solicitation and to extend the upcoming maturities of our debt obligations, we will consider other restructuring alternatives available to us at that time. Those alternatives may include seeking asset dispositions, entering into joint ventures, issuing additional debt and obtaining relief under the U.S. Bankruptcy Code, all of which involve uncertainties, potential delays, significant costs and other risks. Even if we are successful with the Exchange Offer and the Restructuring Transactions, avoidance of an in-court restructuring under the U.S. Bankruptcy Code in the future is not guaranteed and we expect to continue to restructure our remaining obligations and will likely attempt to undertake other financing and refinancing alternatives, the success of which cannot be predicted at this time.
If you elect not to participate in the Exchange Offer and ION subsequently files for bankruptcy, your recovery with respect to any Old Notes that remain outstanding may be diminished, as the Old Notes will rank junior to all of the New Notes and our other secured debt to the extent of the value of the collateral securing such debt.
Neither we nor the Dealer Manager have authorized any other person to provide you with different or additional information other than information that is contained in this Prospectus, and we take no responsibility for, and can provide no assurances as to the reliability of, any different or additional information any other person may give you. We are not making an offer to exchange these securities in any jurisdiction where the exchange, offer or sale is not permitted. You should assume that the information in this Prospectus is accurate as of the date appearing on the front cover of this Prospectus only, unless the information specifically indicates that another date applies. Our business, financial condition, results of operations and prospects may have changed since that date, including as a result of the continued impact of the Coronavirus disease 2019 (“COVID-19”).
This Prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission (the “SEC”). Before making any decision on the Exchange Offer and the Consent Solicitation, you should read this Prospectus and any prospectus supplement, together with the documents incorporated by reference in this Prospectus, any prospectus supplement, the registration statement, the exhibits thereto and the additional information described in the section “Where You Can Find More Information and Incorporation by Reference.”
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.
You should carefully consider the risks set forth under “Risk Factors” beginning on page 19 of this Prospectus before you decide whether to participate in the Exchange Offer.
Dealer Manager
Oppenheimer & Co. Inc.
The date of this Prospectus is March 10, 2021.

IMPORTANT DATES
Please take note of the following important dates and times in connection with the Exchange Offer and the Consent Solicitation. We reserve the right to extend any of these dates.
Date	Calendar Date	Event
Launch Date...........................................	March 10, 2021.	Commencement of the Exchange Offer and the Consent Solicitation.
Early Tender Time..................................	Immediately after 11:59 p.m., New York City time, on March 24, 2021	The deadline for Holders to validly tender (and not validly withdraw) their Old Notes in order to be eligible to receive the Early Participation Payment in addition to the Exchange Consideration.
Withdrawal Deadline..............................	5:00 p.m., New York City time, on April 8, 2021.	The deadline for Holders who validly tender their Old Notes to validly withdraw tenders of their Old Notes. A valid withdrawal of tendered Old Notes will constitute the concurrent valid revocation of such Holder’s related Consent.
Expiration Time.....................................	Immediately after 11:59 p.m., New York City time, on April 8, 2021.	The deadline for Holders to validly tender their Old Notes in order to be eligible to receive the Exchange Consideration.
Settlement Date......................................	Promptly after the Expiration Time. We currently expect the Settlement Date to be April 13, 2021.	The date on which the Exchange Consideration and the Early Participation Payment, as applicable, will be paid to Holders in exchange for Old Notes validly tendered (and not validly withdrawn) in the Exchange Offer at or prior to the Expiration Time.

i

IMPORTANT INFORMATION
This Prospectus does not constitute an offer to participate in the Exchange Offer to any person in any jurisdiction where it is unlawful to make such an offer or solicitations. The Exchange Offer is being made on the basis of this Prospectus and is subject to the terms described herein and those that may be set forth in any amendment or supplement thereto or incorporated by reference herein. Any decision to participate in the Exchange Offer should be based on the information contained in this Prospectus or any amendment or supplement thereto or specifically incorporated by reference herein. In making an investment decision or decisions, prospective investors must rely on their own examination of us and the terms of the Exchange Offer and the securities being offered and the terms of the amendments being sought, including the merits and risks involved. Prospective investors should not construe anything in this Prospectus as legal, business or tax advice. Each prospective investor should consult its advisors as needed to make its investment decision and to determine whether it is legally permitted to participate in the Exchange Offer under applicable legal investment or similar laws or regulations.
Each prospective investor must comply with all applicable laws and regulations in force in any jurisdiction in which it participates in the Exchange Offer or possesses or distributes this Prospectus and must obtain any consent, approval or permission required by it for participation in the Exchange Offer under the laws and regulations in force in any jurisdiction to which it is subject, and neither we nor any of our respective representatives shall have any responsibility therefor.
For prospective investors in Canada, prior to the distribution of this Prospectus, we distributed to certain Holders of Old Notes an Eligibility Letter confirming that each such Holder is an “accredited investor,” as that term is defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and a permitted client, as that term is defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Only Holders who have completed and returned an Eligibility Letter, available from the Information and Exchange Agent, may receive and review this Prospectus or participate in the Exchange Offer. Prospective investors in Canada should carefully read the information set forth under “Procedures for Tendering Old Notes and Delivering Consents — Notice to Canadian Holders.”
No action with respect to the Exchange Offer has been or will be taken in any jurisdiction (except the United States) that would permit a public offering of the offered securities, or the possession, circulation or distribution of this Prospectus or any material relating to the Company or the offered securities where action for that purpose is required. Accordingly, the Old Notes and New Notes, as applicable, may not be offered, sold or exchanged, directly or indirectly, and neither this Prospectus nor any other offering material or advertisement in connection with the Exchange Offer may be distributed or published, in or from any such jurisdiction, except in compliance with any applicable rules or regulations of any such jurisdiction.
This Prospectus contains summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All of those summaries are qualified in their entirety by this reference. Copies of documents referred to herein will be made available to prospective investors upon request to us at the address and telephone number set forth under “Where You Can Find More Information and Incorporation by Reference.”
This Prospectus incorporates important business and financial information about the Company that is not included in or delivered with this document. This information is available without charge to security holders upon written or oral request to the Company, which may be made in writing or by phone to the following address or telephone number: 2105 CityWest Blvd. Suite 100, Houston, TX 77042-2839, Tel. (281) 933-3339, Attention: Legal Department. To obtain timely delivery of such information, security holders must request such information no later than April 6, 2021.

FORWARD-LOOKING STATEMENTS
This prospectus, including any information incorporated by reference herein, contains certain “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve many risks and uncertainties. These statements relate to our expectations for future events and time periods. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements, including, but not limited to, statements regarding:
•
future financial performance and growth targets or expectations;

•
market and industry trends and developments; and

•
the potential benefits of our proposed restructuring transactions.

You can identify these and other forward-looking statements by the use of words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “might,” “should,” “would,” “could,” “potential,” “future,” “continue,” “ongoing,” “forecast,” “project,” “target” or similar expressions, and variations or negatives of these words.
These forward-looking statements are based on information available to us as of the date of this prospectus and our current expectations, forecasts and assumptions, and involve a number of risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date. Future performance cannot be ensured, and actual results may differ materially from those in the forward-looking statements. Some factors that could cause actual results to differ include:
•
the impact of the COVID-19 pandemic on our business, financial condition, and results of operations;

•
future levels of our capital expenditures and of our customers for seismic activities;

•
future oil and gas commodity prices;

•
the effects of current and future worldwide economic conditions (particularly in developing countries) and demand for oil and natural gas and seismic equipment and services;

•
future implication of our negative working capital and stockholders’ deficit, including future cash needs and availability of cash, to fund our operations and pay our obligations;

•
the effects of current and future unrest in the Middle East, North Africa and other regions;

•
the timing of anticipated revenues and the recognition of those revenues for financial accounting purposes;

•
the effects of ongoing and future industry consolidation;

•
the timing of future revenue realization of anticipated orders for multi-client survey projects and data processing work in our E&P Technology & Services segment;

•
future government laws or regulations pertaining to the oil and gas industry, including trade restrictions, embargoes and sanctions imposed by the U.S. government or laws curtailing the exploration for, or use of; hydrocarbons;

•
future government actions that may result in the deprivation of our contractual rights, including the potential for adverse decisions by judicial or administrative bodies in foreign countries with unpredictable or corrupt judicial systems;

•
expected net revenues, gross margins, income from operations and net income for our services and products;

•
future seismic industry fundamentals, including future demand for seismic services and equipment;

•
future benefits to our customers to be derived from new services and products;

•
future benefits to be derived from our investments in technologies, joint ventures and acquired companies;

•
future growth rates for our services and products;

•
the degree and rate of future market acceptance of our new services and products;

•
expectations regarding E&P companies and seismic contractor end-users purchasing our more technologically-advanced services and products;

•
anticipated timing and success of commercialization and capabilities of services and products under development and start-up costs associated with their development, including Marlin SmartPort;

•
future opportunities for new products and projected research and development expenses;

•
expected continued compliance with our debt financial covenants;

•
expectations regarding realization of deferred tax assets;

•
expectations regarding the impact of the U.S. Tax Cuts, Jobs Act and CARES Act;

•
expectations regarding the approval of our request for forgiveness of the PPP loan.

•
anticipated results with respect to certain estimates we make for financial accounting purposes;

•
future success dependent on our continuing ability to identify, hire, develop, motivate and retain skilled personnel for all areas of our organization;

•
breaches to our systems could lead to loss of intellectual property, dissemination of highly confidential information, increased costs and impairment of our ability to conduct our operations;

•
evolving cybersecurity risks, such as those involving unauthorized access or control, denial-of-service attacks, malicious software, data privacy breaches by employees, insiders or others with authorized access, cyber or phishing-attacks, ransomware, malware, social engineering, physical breaches or other actions;

•
compliance with the U.S. Foreign Corrupt Practices Act and other applicable U.S. and foreign laws prohibiting corrupt payments to government officials and other third parties; and

•
anticipated approval of the INOVA sale by applicable regulators.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we do not undertake any obligation to update or release any revisions to these forward-looking statements to reflect any events or circumstances, whether as a result of new information, future events, changes in assumptions or otherwise, after the date hereof.

QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER
The following are some of the questions you may have as a holder of the Old Notes and the answers to those questions. You should refer to the more detailed information set forth in this Prospectus for more complete information about us and the Exchange Offer.
Q:
Who is making the Exchange Offer?

A:
ION Geophysical Corporation, the issuer of the Old Notes, is making the Exchange Offer.

Q:
Why are we making the Exchange Offer?

A:
We are making this Exchange Offer to address the pending maturity of our Old Notes and to provide a mechanism to reduce our financial leverage in the future. We have executed the Restructuring Support Agreement, as amended and restated, with the Supporting Parties, which own approximately 90% of outstanding aggregate principal amount of such Old Notes as well as a letter agreement between us and Mr. James M. Lapeyre, Jr., pursuant to which Mr. Lapeyre has agreed to tender his Old Notes in the Exchange Offer as a part of the Restructuring Transactions, resulting in a tender rate of 92%, pursuant to which we committed to use our reasonable efforts to effect the following transactions:

(i)
the Exchange Offer, as described in this Prospectus; and

(ii)
the Rights Offering, granting the right to all holders of ION’s Common Stock to subscribe for a pro rata share of up to $50 million of New Notes issued at par, or our Common Stock issued at $2.57 per share.

If we are not successful in our efforts to restructure our debt obligations, including because the response to the Exchange Offer is too limited, or if we are otherwise unable to extend the maturities of our debt obligations, we may consider seeking relief under the U.S. Bankruptcy Code. Even if the Exchange Offer is successful, avoidance of an in-court restructuring under the U.S. Bankruptcy Code in the future is not guaranteed.
Q:
What will happen to the Company if the Restructuring Transactions, including the Exchange Offer, are not completed?

A:
If we are unable to complete the Restructuring Transactions, including the Exchange Offer and the Consent Solicitation and to extend the upcoming maturities of our debt obligations, we will consider other restructuring alternatives available to us at that time. Those alternatives may include seeking asset dispositions, entering into joint ventures, issuing additional debt and obtaining relief under the U.S. Bankruptcy Code, all of which involve uncertainties, potential delays, significant costs and other risks. For a more complete description of potential bankruptcy relief and the risks relating to our failure to complete the Exchange Offer, see “Risk Factors — Risks to Holders of Old Notes Not Tendered for Exchange.”

Q:
What will happen to the Old Notes if the Company files for bankruptcy?

A:
Your recovery with respect to any Old Notes that remain outstanding may be diminished in the event of a bankruptcy, as the Old Notes will be effectively junior to the New Notes and our other secured debt to the extent of the collateral securing the New Notes and such debt.

Q:
Why are we pursuing an out-of-court restructuring rather than an in-court restructuring?

A:
An out-of-court restructuring through the Exchange Offer and an in-court restructuring pursuant to the U.S. Bankruptcy Code provide alternative means of restructuring our liabilities and seeking to achieve the survival and long-term viability of our business. We believe that there are advantages to restructuring our indebtedness out-of-court. We believe that the successful consummation of the Restructuring Transactions, including the Exchange Offer, out-of-court would, among other things:

•
enable us to continue operating our business without the negative impact that a bankruptcy could have on our relationships with our customers, suppliers, employees and others: and

•
allow us to complete our restructuring in less time, with potentially significantly less expenses than any in-court alternatives.

If we have to resort to bankruptcy relief, among other things, we expect that the ability of Holders of Old Notes to recover all or a portion of their investment would likely be diminished to a greater degree than if the Exchange Offer is completed.
Q:
When will the Exchange Offer expire?

A:
The Exchange Offer will expire immediately after 11:59 p.m. New York City time, on April 8, 2021, unless extended or earlier terminated at our sole discretion. If the Exchange Offer is extended, we will announce any extensions by press release or other permitted means no later than 9:00 a.m., New York City time, on the business day after the scheduled expiration of the Exchange Offer.

Q:
What will you receive in the Exchange Offer if you tender your Old Notes prior to the Early Tender Time and they are accepted?

A:
Subject to the conditions set forth in this Prospectus, Holders who validly tender (and do not validly withdraw) their Old Notes prior to the Early Tender Time will be eligible to receive the Early Participation Payment in addition to the Exchange Consideration.

Q:
What will you receive in the Exchange Offer if you tender your Old Notes at or prior to the Expiration Time and they are accepted?

A:
Subject to the conditions set forth in this Prospectus, for each $1,000 principal amount of Old Notes that tendered for exchange, you will receive (a) $150 in cash and (b) $850 in New Notes, subject to certain rights to instead deliver or receive shares of our Common Stock, plus payment of all accrued and unpaid interest on your Old Notes to, but not including, the settlement date of the Exchange Offer.

Q:
When are the New Notes convertible into shares of Common Stock of the Company?

A:
The New Notes will be convertible upon certain events described under “Description of the New Notes — Conversion Rights.”

Q:
What percentage of the ownership of the Company will Holders receive or be entitled to if the Restructuring Transactions are completed?

A:
If the Restructuring Transactions are consummated, we could issue up to $151.7 million aggregate principal amount of New Notes, which could be converted into 50.6 million shares of Common Stock, representing approximately 73.8% of the total shares of Common Stock outstanding following the Restructuring Transactions, including the RDO Shares. The actual number of shares of Common Stock that could be issued as a result of the Restructuring Transactions may be different than the amount indicated, however, due to, among other things, the participation levels in both the Exchange Offer and the Rights Offering and the ability of the Company, any noteholders participating in the Exchange Offer, and any participants in the Rights Offering to elect to deliver or receive cash in certain circumstances.

Q:
If the Exchange Offer is consummated but you do not tender your Old Notes, how will your rights be affected?

A:
Holders of Old Notes that remain outstanding following the consummation of the Exchange Offer will be effectively subordinated to the secured indebtedness represented by the New Notes and all existing secured indebtedness of ION and the Guarantors (as defined in “Description of the New Notes”), in each case, to the extent of the value of the collateral securing such obligations.

To the extent that any Old Notes remain outstanding after completion of the Exchange Offer, any existing trading market for the remaining Old Notes may become further limited. The reduced outstanding principal amount may make the trading prices of the remaining Old Notes more volatile.
If the Requisite Consents are received and the Proposed Amendments become operative, such Old Notes that are not exchanged pursuant to the Exchange Offer will be subject to the Old Notes Indenture as modified by the Supplemental Indenture and no longer have the benefit of substantially all restrictive covenants and certain events of default currently applicable to the Old Notes and all collateral securing the Old Notes will be released.
As the Supporting Parties represent more than 66 2/3% of the Old Notes, the Issuer expects to receive the Requisite Consents in the Consent Solicitation.
For a description of the consequences of failing to tender your Old Notes pursuant to the Exchange Offer, see “Risk Factors — Risks to Holders of Old Notes Not Tendered for Exchange.”
Q:
What amount of Old Notes are we seeking in the Exchange Offer?

A:
We are seeking to exchange all $120.6 million principal amount of our outstanding Old Notes.

Q:
Will you exchange all of the Old Notes validly tendered?

A:
Yes. We will exchange all of the Old Notes validly tendered (and not validly withdrawn) pursuant to the terms of the Exchange Offer, if the Exchange Offer is consummated.

Q:
What is the minimum amount of Old Notes required to be tendered in the Exchange Offer?

A:
The Exchange Offer is conditioned upon the satisfaction of the Minimum Tender Consideration, which consists of the valid tender of Old Notes (which are not validly withdrawn) of at least 95% of the aggregate principal amount of the Old Notes outstanding.

Q:
What are the conditions to the completion of the Exchange Offer?

A:
The Exchange Offer is subject to a limited number of conditions, which we may only be waived with the consent of the Supporting Parties, subject to applicable law. Most significantly, (i) the Company must have received valid tender of Old Notes (which are not validly withdrawn) in an aggregate principal amount of at least 95% of the aggregate principal amount outstanding of Old Notes and the corresponding consents, (ii) the Rights Offering must have generated net cash proceeds to the Company of at least $20 million (which we expect to satisfy with the Backstop Commitment), (iii) the amendment to our Credit Agreement (the “Credit Agreement Amendment”) permitting the Restructuring Transactions, including the Exchange Offer must be executed, and (iv) the registration statement of which this Prospectus forms a part must be declared effective by the Securities and Exchange Commission (which may not be waived) and we must not have terminated or withdrawn the Exchange Offer, which we may do if any of the conditions to the Exchange Offer are not satisfied. If any of these conditions are not satisfied, we will not be obligated to accept and exchange any validly tendered Old Notes. Prior to the Expiration Time of the Exchange Offer, we reserve the right, subject to applicable law, to amend or extend the Exchange Offer and the Consent Solicitation at any time or to amend or modify the Minimum Tender Condition or the Exchange Consideration or any other terms applicable to the Old Notes. We describe the conditions to the Exchange Offer in greater detail in the section titled “The Exchange Offer and the Consent Solicitation — Conditions of the Exchange Offer and the Consent Solicitation.” Pursuant to the Restructuring Support Agreement, subject to certain exceptions, the Issuer has agreed to not waive any conditions to the Exchange Offer and the Consent Solicitation without the consent of the Supporting Parties.

Q:
Who may participate in the Exchange Offer?

A:
All Holders of the Old Notes may participate in the Exchange Offer.

Q:
Do you have to tender all of your Old Notes to participate in the Exchange Offer?

A:
No. You do not have to tender all of your Old Notes to participate in the Exchange Offer.

Q:
Will the New Notes be freely tradable?

A:
Yes. The New Notes are being simultaneously registered under the Securities Act on a registration statement of which this Prospectus forms a part.

Q:
Will the New Notes be listed?

A:
We have not applied and do not intend to apply for listing of the New Notes on any exchange.

Q:
What risks should you consider in deciding whether to tender your Old Notes?

A:
In deciding whether to participate in the Exchange Offer, you should carefully consider the discussion of risks and uncertainties described in the section of this Prospectus titled “Risk Factors” and the documents incorporated by reference into this Prospectus.

Q:
How do you participate in the Exchange Offer?

A:
In order to exchange Old Notes, you must tender the Old Notes through The Depository Trust Company’s (“DTC”) Automated Tender Offer Program (“ATOP”). We describe the procedures for participating in the Exchange Offer in more detail in the section titled “The Exchange Offer — Procedures for Tendering Notes and Delivering Consents.”

Q:
May you withdraw your tender of Old Notes?

A:
Yes. You may withdraw any tendered Old Notes at any time prior to the withdrawal Deadline, which, unless extended, is at 5:00 p.m. New York City time, on April 8, 2021.

Q:
What happens if your Old Notes are not accepted in the Exchange Offer?

A:
If we do not accept your Old Notes for exchange for any reason, Old Notes tendered by book entry transfer into the exchange agent’s account at DTC will be credited to your account at DTC. Any Old Notes, otherwise tendered, but not accepted for exchange, will be promptly returned to you.

Q:
If you decide to tender your Old Notes, will you have to pay any fees or commissions to us or the Information and Exchange Agent?

A:
We will pay transfer taxes, if any, applicable to the exchange of Old Notes for New Notes issued to you pursuant to the Exchange Offer. Additionally, we will pay all other expenses related to the Exchange Offer, except any commissions or concessions of any broker or dealer.

Q:
How will you be taxed on the exchange of your Old Notes?

A:
Please see the section of this Prospectus titled “Material U.S. Federal Income Tax Considerations.” You should consult your own tax advisor for a full understanding of the tax consequences of participating in the Exchange Offer.

Q:
Has the Board of Directors adopted a position on the Exchange Offer?

A:
Our board of directors has approved the making of the Exchange Offer. However, our board of directors does not make any recommendation as to whether you should tender Old Notes pursuant to the Exchange Offer. You must make the decision whether to tender Old Notes and, if so, how many Old Notes to tender.

Q:
How do I vote for the Proposed Amendments?

A:
If a Holder validly tenders Old Notes prior to the Expiration Time, such tender will be deemed to constitute the delivery of consent to the Proposed Amendments, as a holder of Old Notes, with respect to the tendered Old Notes. See “Proposed Amendments.”

Q:
Who can you call with questions about how to tender your Old Notes?

A:
You should direct any questions regarding procedures for tendering Old Notes to D.F. King & Co., Inc., our Information and Exchange Agent. Any requests for additional copies of this prospectus or the documents incorporated by reference in this Prospectus should be directed to us. The address and telephone number for our Information and Exchange Agent is included on the back cover of this Prospectus.

PROSPECTUS SUMMARY
Except as otherwise indicated or where the context otherwise requires, in this Prospectus, “ION,” the “Issuer,” the “Company,” “we,” “us” and “our” refer to ION Geophysical Corporation and its consolidated subsidiaries. This summary highlights selected information contained elsewhere in this Prospectus or incorporated by reference into this Prospectus.
This summary does not contain all of the information that you should consider before exchanging any of your Old Notes for newly issued New Notes. You should read the entire Prospectus and the incorporated documents carefully, including the section entitled “Risk Factors” in this Prospectus, before making a decision to participate in the Exchange offer of your Old Notes for New Notes.
BUSINESS OVERVIEW
Company Overview
ION is an innovative, asset light global technology company that delivers powerful data-driven decision-making offerings to offshore energy, ports and defense industries. We are entering a fourth industrial revolution where technology is fundamentally changing how decisions are made. Decision-making is shifting from what was historically an art to a science. Data, analytics and digitalization provide a step-change opportunity to translate information into insights to enhance decisions, gain a competitive edge and deliver superior returns.
We have been a leading technology innovator for over 50 years. While the traditional focus of our cutting-edge technology has been on the E&P industry, we are now broadening and diversifying our business into relevant adjacent markets such as E&P logistics, ports and harbors and defense. Our offerings are focused on improving subsurface knowledge to enhance E&P decision-making and enhancing situational awareness to optimize offshore operations. We serve customers in most major energy producing regions of the world from strategically located offices.
The Company is publicly listed on the New York Stock Exchange (“NYSE”) under the ticker “IO”. ION is headquartered in Houston, Texas with regional offices around the world. The company has approximately 428 employees, about half of whom are in technical roles and a quarter have advanced degrees. We have approximately 450 patents and pending patent applications in various countries around the world.
We provide our services and products through two business segments — E&P Technology & Services and Operations Optimization. In addition, we have a 49% ownership interest in our INOVA Geophysical Equipment Limited (“INOVA Geophysical,” or “INOVA”), a joint venture with BGP Inc. (“BGP”), a subsidiary of China National Petroleum Corporation. BGP owns the remaining 51% equity interest in INOVA. We wrote our investment in INOVA down to zero in 2014. See further discussion below on our agreement to sell our interest in INOVA.
Our E&P Technology & Services segment creates digital data assets and delivers services to help E&P companies improve decision-making, reduce risk and maximize value. Across the E&P lifecycle, our E&P offerings focus on driving customer decisions, such as which blocks to bid on and for how much, how to maximize portfolio value, where to drill wells or how to optimize production.
Our Operations Optimization segment develops mission-critical subscription offerings and provides engineering services that enable operational control and optimization offshore. This segment is comprised of our Optimization Software & Services and Devices offerings. Our advanced hardware and software offerings control some of the largest moving objects on the planet and in some of the harshest conditions.
We historically conducted our land seismic equipment business through INOVA, which manufactures land seismic data acquisition systems, digital sensors, vibroseis vehicles (i.e., vibrator trucks), and energy source controllers. In March 2020, we announced an agreement to sell our 49% ownership interest in INOVA joint venture for $12.0 million, subject to regulatory approvals and other closing conditions. Closing of the transaction is expected in 2021.
Our executive offices are located at 2105 CityWest Blvd., Suite 100, Houston, Texas 77042-2839, and our telephone number is (281) 933-3339.

For a further discussion of our business, we urge you to read the information that is provided on EDGAR and incorporated by reference into this Prospectus. See “Where You Can Find More Information and Incorporation By Reference.”
Recent Developments
Restructuring Transactions and Liquidity
On December 23, 2020, to address the pending maturity of the $120.6 million aggregate principal amount of our 9.125% Senior Secured Second Priority Notes due 2021 (the “Old Notes”) and to provide a mechanism to reduce our financial leverage in the future, we executed a Restructuring Support Agreement, as amended and restated, (the “Restructuring Support Agreement”) with approximately 90% of the holders of such notes (the “Supporting Parties”) as well as a letter agreement between us and Mr. James M. Lapeyre, Jr., pursuant to which Mr. Lapeyre has agreed to tender his Old Notes in the Exchange Offer as a part of the Restructuring Transactions, resulting in a tender rate of 92%, pursuant to which we committed to use our reasonable efforts to effect the following transactions (collectively, the “Restructuring Transactions”):
(i)
The Exchange Offer, as described in this Prospectus; and

(ii)
the Rights Offering, launched concurrently with the Exchange Offer, where we are granting the right to all holders of our Common Stock to subscribe for their pro rata share of up to $50 million of New Notes issued at par or shares of our Common Stock issued at $2.57 per share.

Special Meeting of Shareholders
At a Special Meeting of Shareholders (the “Special Meeting”) on February 23, 2021, our shareholders approved the Restructuring Transactions, amendments to our Restated Certificate of Incorporation to increase the authorized number of shares of our capital stock to facilitate the Restructuring Transactions and an amendment to our Third Amended and Restated 2013 Long Term Incentive Plan (the “LTIP”) to increase the total number of shares of our Common Stock issuable thereunder.
Registered Direct Offering
On February 16, 2021, the Company entered into a securities purchase agreement providing for the sale and issuance of an aggregate of 2,990,001 shares of the Company’s Common Stock (the “RDO Shares”) at an offering price of $3.50 per share (the “Purchase Agreement”) and a placement agency agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (the “Placement Agent”) pursuant to which the Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the shares of Common Stock contemplated in the Purchase Agreement.
On February 18, 2021, the Company successfully completed a registered direct offering of the RDO Shares (the “Registered Direct Offering”), which were offered pursuant to an effective shelf registration statement on Form S-3 (File No. 333-234606) previously filed with the SEC. Unless otherwise indicated, information in this Prospectus does not reflect the effect of the Registered Direct Offering.
The Company intends to use the $10.5 million in gross proceeds from the Registered Direct Offering for working capital and general corporate purposes. For more information on the offering, See Capitalization.
Summary of Risk Factors
There are a number of risks that you should understand before making an investment decision regarding the Exchange Offer. This summary is not intended to be complete and should only be read together with the section entitled “Risk Factors” beginning on page 19. If any of these risks occur, ION’s business, cash flows, financial condition, results of operations and/or prospects could be materially and adversely affected, and the trading price of ION’s securities and those of its subsidiaries could substantially decline. These risks include, among others, the following:

Risks to Holders of Old Notes Not Tendered for Exchange
•
The Proposed Amendments to the Old Notes Indenture will afford reduced protection to remaining holders of the Old Notes.

•
The Exchange Offer is expected to result in reduced liquidity for the Old Notes that are not exchanged, which may limit the marketability of the Old Notes and adversely affect the market price of the Old Notes.

•
If we consummate the Exchange Offer, existing ratings for the Old Notes remaining outstanding following completion of the Exchange Offer may not be maintained.

•
If the Exchange Offer and Consent Solicitation are not successful, we may not have sufficient funds to pay all or a portion of the amounts due at maturity on the Old Notes.

Risks Related to Participating in the Exchange Offer
•
We may be unable to repay our New Notes.

•
The consummation of the Exchange Offer may not occur or may be delayed.

•
Affiliates of the Company may participate in the Exchange Offer.

•
Late deliveries of Old Notes or any other failure to comply with the terms and conditions of the Exchange Offer could prevent a holder of Old Notes from participating in the Exchange Offer.

Risks Related to the New Notes
•
Our indebtedness could adversely affect our liquidity, financial condition and our ability to fulfill our obligations and operate our business.

•
We may not be able to generate sufficient cash flow to meet our debt service obligations.

•
Indebtedness under our Credit Facility and other priority debt we may incur from time to time will be effectively senior to the New Notes to the extent of the value of the collateral securing such indebtedness.

•
Despite our current level of indebtedness, we may still be able to incur substantially more debt.

•
There is no public market for the New Notes.

Risk Related to the Collateral Securing the New Notes
•
The value of the collateral securing the New Notes may not be sufficient to satisfy our obligations under the New Notes.

•
The right of holders of the New Notes to exercise remedies with respect to the collateral is extremely limited, even during an event of default under the Indenture governing the New Notes.

•
Bankruptcy laws may significantly impair your rights to repossess and dispose of collateral securing the New Notes.

•
There are circumstances other than repayment or discharge of the New Notes under which the collateral securing the New Notes will be released automatically, without your consent or the consent of the New Notes Collateral Agent or the New Notes Trustee.

Risks Related to Our Common Stock
•
We have not paid cash dividends on our Common Stock and do not currently anticipate doing so in the foreseeable future.

•
Our Common Stock will be diluted by the conversion of the New Notes.

•
Holders of New Notes will not be entitled to any rights with respect to our Common Stock, but will be subject to all changes made with respect to our Common Stock to the extent our conversion obligation includes shares of our Common Stock.

•
Future sales of our Common Stock in the public market could lower the market price for our Common Stock and adversely impact the trading price of the New Notes.

•
The market price of the New Notes could be significantly affected by the market price of our Common Stock, which may fluctuate significantly.

•
The conversion rate of the New Notes may not be adjusted for all dilutive events that may occur.

•
Holders of the New Notes may have to pay tax with respect to distributions on our Common Stock that they do not receive.

SUMMARY OF THE TERMS OF THE EXCHANGE OFFER
The summary below describes the principal terms of the Exchange Offer. Certain of the terms and conditions described below are subject to important limitations and exceptions. For a more complete understanding of the terms and conditions of the Exchange Offer and the Consent Solicitation you should read this entire Prospectus.
Exchange Offer
We are offering to all holders (each a “Holder” and together, the “Holders”) of Old Notes that validly tender (and do not validly withdraw) their Old Notes in the Exchange Offer the Exchange Consideration.
Exchange Consideration
Holders who tender their Old Notes at or prior to 11:59 p.m., New York City time, on April 8, 2021 (such date and time, as the same may be extended, the “Expiration Time”) will be eligible to receive, for each $1,000 principal amount of Old Notes tendered, (a) $150 in cash and (b) $850 of New Notes, provided, however, that up to an aggregate of $20 million of New Notes exchange consideration may instead be paid in the form of Common Stock at the Company’s option for every dollar of Rights Offering proceeds raised from the issuance of Common Stock the (“Exchange Consideration”).
For a description of the terms of the New Notes, see “Description of the New Notes.”
Early Participation Payment
Subject to the conditions described herein, the Issuer will pay, per $1,000 principal amount of Old Notes tendered, $35, at the Issuer’s option, either in (I) cash, (II) Common Stock based on $2.57 per share, or (III) New Notes, for the benefit of Holders of Old Notes who validly tender (and do not validly withdraw) their Old Notes at or prior to the Early Tender Time. Each such payment is hereinafter referred to as the “Early Participation Payment.” Holders who tender their Old Notes at or prior to the Early Tender Time will be eligible to receive the Early Participation Payment in addition to the Exchange Consideration. Holders must tender their Old Notes at or prior to the Early Tender Time in order to be eligible to receive the Early Participation Payment.
Consent Solicitation
In conjunction with the Exchange Offer, we are also soliciting Consents from Holders of Old Notes to adopt the Proposed Amendments that would eliminate substantially all of the restrictive covenants and certain of the default provisions contained in the Old Notes Indenture and release all of the collateral securing the Old Notes. By tendering your Old Notes you will be deemed to have consented to the Proposed Amendments.
In order to adopt the Proposed Amendments, we must receive the Requisite Consents, which means the Consents by Holders representing at least 66 2/3% of the outstanding principal amount of Old Notes. Any Old Notes owned by the Issuer or any of its affiliates will be disregarded in determining whether Holders of the required principal amount of Old Notes have consented to the Proposed Amendments.
If the Requisite Consents are received on or prior to the Expiration Time, we intend to execute the Supplemental

Indenture promptly thereafter; provided, however, that the Proposed Amendments will not become operative until the Settlement Date (as defined below). If the Proposed Amendments become operative, Old Notes that are not tendered or are not accepted for exchange will remain outstanding but will be subject to the Old Notes Indenture as modified by the Supplemental Indenture. See “Proposed Amendments.”
As the Supporting Parties represent more than 66 2/3% of the Old Notes, the Issuer expects to receive the Requisite Consents in the Consent Solicitation.
Holders may not tender their Old Notes without delivering the related Consents, and Holders of Old Notes may not deliver Consents without tendering the related Old Notes.
Restructuring Support Agreement
Pursuant to the terms of the Restructuring Support Agreement, as amended and restated and subject to the terms and conditions set forth therein, the Supporting Parties, which hold approximately 90% of the outstanding aggregate principal amount of the Old Notes, have agreed to tender (and not withdraw) at prior to the Expiration Time all Old Notes held by the Supporting Parties in the Exchange Offer (and, accordingly, consents in respect of all such Old Notes). Additionally, the Company entered into a letter agreement with Mr. James M. Lapeyre, Jr., pursuant to which Mr. Lapeyre has agreed to tender his Old Notes in the Exchange Offer as a part of the Restructuring Transactions, resulting in a tender rate of 92%.
The Supporting Parties’ obligations with respect to the Restructuring Support Agreement, as amended and restated, are conditioned upon our agreement not to waive or amend certain conditions to the consummation of the Exchange Offer set forth herein (including the execution of the Credit Agreement Amendment and the Minimum Tender Condition) without the prior written consent of the Supporting Parties in accordance with the terms of the Restructuring Support Agreement, subject to certain exceptions.
Denominations
The Issuer will issue up to $106,703,565 in aggregate principal amount of New Notes and shares of Common Stock in this Exchange Offer and the Consent Solicitation. The Issuer will issue the New Notes in denominations of integral multiples of $1,000. We will not issue any fractional shares of Common Stock. Holders who tender less than all of their Old Notes must continue to hold Old Notes in the minimum authorized denomination of $2,000 principal amount.
Early Tender Time
To receive the Early Participation Payment, Holders must validly tender (and not validly withdraw) their Old Notes at or prior to immediately after 11:59 p.m., New York City time, on March 24, 2021, unless extended (such date and time, as the same may be extended, the “Early Tender Time”). We may extend the Early Tender Time or the Consent Time without extending the other.

Expiration Time
The Exchange Offer will expire immediately after 11:59 p.m., New York City time, on April 8, 2021, unless extended or earlier terminated (such date and time, as the same may be extended, the “Expiration Time”).
Settlement Date
Subject to the terms and conditions of the Exchange Offer, the Settlement Date will occur promptly after the Expiration Time and is currently expected to occur on or about April 13, 2021.
Accrued and Unpaid Interest
Holders whose Old Notes are accepted for exchange will also receive payment of accrued and unpaid interest in cash from the last interest payment date for the Old Notes to, but not including, the Settlement Date.
Conditions to the Exchange Offer and the Consent Solicitation
The consummation of the Exchange Offer and the Consent Solicitation is subject to the satisfaction or waiver of a number of conditions described under “Conditions of the Exchange Offer and the Consent Solicitation.”
Subject to applicable law, the Issuer also has the right to waive any condition precedent to the Exchange Offer at its sole and absolute discretion.
Procedure for Tenders
If a Holder wishes to participate in the Exchange Offer, and such Holder’s Old Notes are held by a custodial entity such as a bank, broker, dealer, trust company or other nominee, such Holder must instruct such custodial entity (pursuant to the procedures of the custodial entity) to tender the Old Notes on such Holder’s behalf. Custodial entities that are participants in DTC must tender Old Notes through ATOP. For further information, see “Procedures for Tendering Old Notes and Delivering Consents.”
Withdrawal Rights
Tenders of Old Notes may be withdrawn at any time before 5:00 p.m., New York City time, on April 8, 2021 (such time, as the same may be extended by the Issuer from time to time at its sole discretion, the “Withdrawal Deadline”), but not thereafter, subject to limited exceptions. We may extend the Expiration Time without extending the Withdrawal Deadline, unless required by law. For information regarding withdrawal procedures, see “Withdrawal of Tenders.”
Consequences of Failure to Tender
Old Notes left outstanding following the consummation of the Exchange Offer will be effectively subordinated to the secured indebtedness represented by the New Notes and all existing secured indebtedness of ION and the Guarantors (as defined in “Description of the New Notes”), in each case, to the extent of the value of the collateral securing such obligations.
To the extent that any Old Notes remain outstanding after completion of the Exchange Offer, any existing trading market for the remaining Old Notes may become further limited. The reduced outstanding principal amount may make the trading prices of the remaining Old Notes more volatile.
If the Requisite Consents are received and the Proposed Amendments become operative, any Old Notes that are not exchanged pursuant to the Exchange Offer will be subject to the Old Notes Indenture as modified by the Supplemental Indenture and will no longer have the benefit of substantially all of the restrictive covenants and certain events of default currently applicable to the Old Notes and certain other provisions currently contained in the Old Notes Indenture.
For a description of the consequences of failing to tender your Old Notes pursuant to the Exchange Offer, see “Risk Factors — Risks to Holders of Old Notes Not Tendered for Exchange.”
Amendment: Waiver and
Termination
We reserve the right, subject to applicable law, to amend or extend the Exchange Offer and the Consent Solicitation at any time or to amend or modify the Minimum Tender Condition, the Exchange Consideration or any other terms applicable to the Old Notes. Subject to applicable law, the Issuer may terminate the Exchange Offer and the Consent Solicitation if any of the conditions described under “Conditions of the Exchange Offer and the Consent Solicitation” are not satisfied or waived by the Expiration Time. In the event that the Exchange Offer is terminated or otherwise not consummated at or prior to the Settlement Date, no consideration will be paid or become payable to Holders on the Settlement Date who have validly tendered their Old Notes. In any such event. Old Notes tendered pursuant to the Exchange Offer will be promptly returned to the tendering Holders.
See “The Exchange Offer and The Consent Solicitation — Extension or Amendment.”
Use of Proceeds
We will not receive any cash proceeds from the Exchange Offer. The Old Notes tendered in connection with the Exchange Offer will be retired and cancelled and will not be reissued.
Taxation
For a discussion of material U.S. federal income tax consequences of the Exchange Offer and the ownership and disposition of the New Notes, see “Material U.S. Federal Income Tax Considerations.”
Dealer Manager
Oppenheimer & Co. Inc. is serving as the dealer manager (the “Dealer Manager”)
Information and Exchange Agent
D.F. King & Co., Inc. has been appointed and is serving as the information agent and exchange agent (the “Information and Exchange Agent”) for the Exchange Offer and the Consent Solicitation. The address and telephone numbers of the Information and Exchange Agent are listed on the back-cover page of this Prospectus.
Risk Factors
See “Risk Factors” and the other information included in and incorporated by reference in this Prospectus for a discussion of factors you should carefully consider before deciding to participate in the Exchange Offer.

SUMMARY OF NEW NOTES
The summary below describes the principal terms of the New Notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the New Notes” section of this Prospectus contains a more detailed description of the terms and conditions of the New Notes.
Issuer
ION Geophysical Corporation
New Notes Offered
Up to $106,703,565 aggregate principal amount of 8.00% Senior Secured Second Priority Convertible Notes due 2025.
Maturity
The New Notes will mature on December 15, 2025 (the “Maturity Date”).
Interest Rate
The New Notes will bear interest at a rate of 8.00% per annum.
Interest Payment Dates
Interest on the New Notes will be payable on each June 15 and December 15, commencing on June 15, 2021.
Guarantors
The New Notes will initially be guaranteed by each of ION’s material domestic subsidiaries and one subsidiary organized under the laws of Mexico. As of December 31, 2020, ION’s material domestic subsidiaries and the Mexico subsidiary had approximately $138.0 million of assets, or approximately 71% of ION’s total consolidated assets, excluding intercompany investments and receivables.
Security
The New Notes and the guarantees will be secured on a second priority basis by liens, subject to certain exceptions and permitted liens, on substantially all of our personal property and the personal property of the Guarantors and proceeds thereof, including liens on our and the Guarantors’ seismic equipment and proprietary data libraries, to the extent such assets constitute collateral under our Credit Agreement. Pursuant to the terms of the Intercreditor Agreement, the liens on the assets securing the New Notes and the guarantees will be contractually subordinated and junior to liens securing our Credit Agreement, additional permitted first lien indebtedness and future indebtedness incurred to replace or refinance our Credit Agreement and such additional permitted first lien indebtedness. See “Description of New Notes — Security,” “Description of New Notes — The Intercreditor Agreement” and “Risk Factors.”
Intercreditor Agreement
The New Notes Trustee and the New Notes Collateral Agent and the collateral agent under our Credit Agreement will enter into an intercreditor agreement (the “Intercreditor Agreement”) on the date of indenture governing the New Notes (the “New Notes Indenture”), which will, among other things, define the relative priorities of their respective security interests in the assets securing the New Notes and the obligations under our Credit Agreement and certain other matters relating to the administration of security interests, exercise of remedies, certain bankruptcy-related provisions and other intercreditor matters. The Intercreditor Agreement will also provide that in the event of a foreclosure on the collateral or of insolvency proceedings, the holders of the New Notes will receive proceeds from the collateral only after obligations under our Credit Agreement have been paid in full. Concurrently with the execution and delivery of the Intercreditor Agreement, the Intercreditor Agreement dated as of April 26, 2016 related to our Old Notes will be terminated in full. See “Description of New Notes — The Intercreditor Agreement.”
Ranking
The New Notes:
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will be senior obligations of ION;

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will be secured on a second-priority basis, equally and ratably with all obligations of ION under any future Parity Lien Debt (as defined below), by Liens on all of the assets of ION other than the Excluded Assets, subject to the Liens securing ION’s obligations under the Credit Agreement and any other Priority Lien Debt and other Permitted Prior Liens (as defined below);

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will be effectively junior to any Permitted Prior Liens, to the extent of the value of the assets of ION subject to those Permitted Prior Liens;

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will be senior in right of payment to any future subordinated Indebtedness of ION, if any;

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will be unconditionally guaranteed by the Guarantors; and

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will be structurally subordinated to all existing and future Indebtedness (as defined below), claims of holders of preferred stock and other liabilities of Subsidiaries of ION that do not guarantee the New Notes.

Each guarantee of the New Notes:
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will be senior obligations of each Guarantor;

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will be secured on a second-priority basis, equally and ratably with all obligations of that Guarantor under any other future Parity Lien Debt, by Liens on all of the assets of that Guarantor other than the Excluded Assets, subject to the Liens securing that Guarantor’s guarantee of the Credit Agreement obligations and any other Priority Lien Debt and other Permitted Prior Liens;

•
will be effectively junior, to the extent of the value of the Collateral, to that Guarantor’s guarantee of the Credit Agreement and any other Priority Lien Debt, which will be secured on a first-priority basis by the same assets of that Guarantor that secure the New Notes;

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will be effectively junior to any Permitted Prior Liens, to the extent of the value of the assets of that Guarantor subject to those Permitted Prior Liens; and

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will be senior in right of payment to any future subordinated Indebtedness of that Guarantor, if any.

Conversion Rights
Holders of New Notes may convert all or any portion of their New Notes at their option at any time prior to the close of business on the business day immediately preceding the Maturity Date.
The conversion rate will initially be 333 shares of Common Stock per $1,000 principal amount of New Notes (equivalent to an initial conversion price of approximately $3.00 per share of Common Stock) and is subject to adjustment as described in this Prospectus. Upon conversion of a New Note, ION will satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of its Common Stock or a combination of cash and shares of ION’s Common Stock, at ION’s election. If ION satisfies its conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and shares of its Common Stock, the amount of cash and shares of Common Stock, if any, due upon conversion will be based on a daily conversion value (as defined in this Prospectus) calculated on a proportionate basis for each trading day in a 30 trading day observation period.
The New Notes Trustee will initially act as the conversion agent. A holder may convert fewer than all of such holder’s New Notes so long as such converted New Notes are a multiple of $1,000 principal amount. If ION calls any or all of the New Notes for redemption, a holder of New Notes may convert all or any portion of such New Notes only until the close of business on the scheduled trading day immediately preceding the redemption date unless ION fails to pay the redemption price (in which case a holder of New Notes may convert such New Notes until the redemption price (including the Applicable Premium, if any) has been paid or duly provided for).
See “Description of New Notes — Conversion Rights.”
Company Conversion
On or after the day that is the eighteen (18) month anniversary of the issue date of the New Notes (the “Issue Date”), ION may require the conversion of all or part of the New Notes, at its option, if ION’s Common Stock, as determined by ION, has a 20-day volume weighted average price of at least 175% of the conversion price then in effect ending on, and including, the trading day immediately preceding the date on which ION provides notice of conversion (a “Optional Conversion”). If ION undergoes an Optional Conversion prior to the third anniversary of the Issue Date, holders of New Notes will be entitled to a “make-whole” premium payment in cash equal to the Applicable Premium amount.
Optional Redemption
The New Notes will be redeemable, in whole or in part, at our option at any time prior to December 15, 2023, at a cash redemption price equal to 100.0% of the principal amount of New Notes to be redeemed plus a make-whole premium and accrued and unpaid interest.

The New Notes will also be redeemable, in whole or in part, at our option at any time on or after December 15, 2023, at a cash redemption price equal to 100.0% of the principal amount of New Notes to be redeemed plus accrued and unpaid interest.
See “Description of New Notes — Optional Redemption.”
Change of Control
If a Change of Control (as described in this Prospectus) occurs, Holders of the New Notes may require us to repurchase their New Notes at a cash repurchase price equal to 101% of the principal amount of the New Notes to be repurchased, plus accrued and unpaid interest. See “Description of New Notes — Repurchase at the Option of Holders — Change of Control.”
Asset Sales
Upon certain asset sales, we may be required to use the net proceeds therefrom to purchase New Notes at an offer price in cash equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest. See “Description of Notes — Repurchase at the Option of Holders — Asset Sales.”
Certain Covenants
The New Notes Indenture contains covenants that, among other things, limit our ability, and the ability of our restricted subsidiaries, to:
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incur additional debt or issue certain preferred stock;

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make certain investments or pay dividends or distributions on our capital stock, purchase or redeem or retire capital stock, or make other restricted payments;

•
sell assets, including capital stock of our restricted subsidiaries;

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restrict dividends or other payments by restricted subsidiaries;

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create liens;

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create unrestricted subsidiaries;

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enter into transactions with affiliates; and

•
merge or consolidate with another company.

These covenants are subject to a number of important limitations and exceptions that are described elsewhere in this Prospectus, including “Description of New Notes — Certain Covenants.”
Additional Voting and Other Rights
ION will issue one (1) shares of Series A Preferred Stock (the “Series A Preferred Stock”) to the New Notes Trustee to (i) provide certain rights and protections to holders of the New Notes and (ii) allow, under certain circumstances, the holders of New Notes to vote on an “as-converted” basis. The New Notes Trustee shall take direction from holders of 50.1% of the New Notes for any action requiring the consent of the holder of the Series A Preferred Stock or each act on which the holder of the Series A Preferred Stock is entitled to vote.
Following a default or event of default under the New Notes Indenture, the Series A Preferred Stock will be entitled to vote with the Common Stock of the Company as a single class and having voting power equal to the number of shares of Common Stock issuable upon the conversion of the New Notes.
In addition, at all times when the Common Stock is entitled to vote, the Series A Preferred Stock will be entitled to vote with the Common Stock as a single class and having voting powers equal to the number of shares of Common Stock issuable upon the conversion of the New Notes for any transaction (a) modifying, amending, supplementing, or waiving any provision of ION’s organizational documents or (b) entering into any merger, consolidation, sale of all or substantially all of ION’s assets, or other business combination transactions.
The holder of the Series A Preferred Stock will have the right to appoint two (2) directors to ION’s board of directors, both of whom must be independent.
The one share of Series A Preferred Stock will (i) rank pari passu in respect of voting rights with respect to ION’s Common Stock, (ii) have a liquidation preference equal to $1.00, (iii) not produce preferred dividends or ordinary dividends, (iv) not be transferable, except to a successor New Notes Trustee under the terms of the New Notes Indenture, (v) not be convertible into any other class of equity of ION, and (vi) not be granted registration rights.
The Series A Preferred Stock may be redeemed by ION upon the conversion into Common Stock, in the aggregate, of 75% or more of the New Notes. The redemption price will be $1.00.
New Notes Trustee, Paying Agent and Conversion Agent
UMB Bank, National Association
Risk Factors
You should consider carefully all of the information set forth or incorporated by reference in this prospectus and, in particular, the information under the heading “Risk Factors” beginning on page 19 of this prospectus.
Listing and Trading
The New Notes will not be listed for trading on any exchange, but the New Notes will be transferable (CUSIP Number 462044AJ7) until three trading days prior to their maturity. Our Common Stock is quoted on the NYSE under the symbol “IO.” On March 9, 2021, the last reported price of our Common Stock on the NYSE was $2.79 per share.

Intercreditor Agreement
On the date of the New Notes Indenture, ION and the Guarantors will enter into the Intercreditor Agreement with PNC Bank, National Association, as collateral agent to the Priority Lien (the “Priority Collateral Agent”), the New Notes Collateral Agent and the New Notes Trustee. The Intercreditor Agreement will set forth the terms of the relationship between the holders of Priority Liens (defined below) and the holders of Parity Liens (defined below). See “Description of the New Notes — Intercreditor Agreement.”

RISK FACTORS
In addition to the other information set forth and incorporated by reference in this Prospectus, including without limitation the “Risk Factors” included in our most recent annual report on Form 10-K and each quarterly report on Form 10-Q filed thereafter and prior to the Settlement Date, which are provided on EDGAR, you should carefully consider the following risk factors before deciding to participate in the Exchange Offer. If any of the risks described below or in the documents incorporated by reference actually occurs, our business, business prospects, financial condition, results of operations or cash flows could be materially adversely affected. In any such case, the value of the New Notes could decline, and you could lose all or part of your investment. The risks below and those incorporated by reference in this Prospectus are not the only ones facing us. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us. This Prospectus also contains forward-looking statements, estimates and projections that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks described below and in the documents incorporated by reference in this Prospectus.
Risks to Holders of Old Notes Not Tendered for Exchange
The Proposed Amendments to the Old Notes Indenture will afford reduced protection to remaining holders of the Old Notes.
The Proposed Amendments to the Old Notes Indenture, if adopted, would, among other things, release a second priority security interest in the collateral securing the Old Notes and grant a third priority security interest in the collateral, subordinate to liens securing all senior and second priority indebtedness of the Company, including the Credit Facility and the New Notes, delete in their entirety substantially all of the restrictive covenants, modify the covenants regarding mergers and consolidations and eliminate certain events of default in the Old Notes Indenture. The Old Notes Indenture, as modified by the Proposed Amendments, will be materially less restrictive and will afford significantly reduced protection to holders of such securities as compared to the restrictive covenants, events of default and other provisions currently contained in the Old Notes Indenture. The Proposed Amendments to the Old Notes Indenture would, among other things:
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release a second priority security interest in the collateral securing the Old Notes and grant a third priority security interest in the collateral, subordinate to liens securing all senior and second priority indebtedness of the Company, including the Credit Facility and the New Notes;

•
eliminate the covenants prohibiting the Company and its restricted subsidiaries from making certain restricted payments;

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eliminate the covenants prohibiting the Company and its restricted subsidiaries from encumbering the ability of its subsidiaries to pay dividends and other payments or make loans or advances or transfer properties or assets to the Company or another subsidiary;

•
eliminate the covenants prohibiting the Company and its restricted subsidiaries from incurring certain indebtedness or issuing preferred stock;

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eliminate the covenants restricting the Company and its restricted subsidiaries from engaging in certain transactions with affiliates;

•
eliminate the covenants prohibiting the Company and its restricted subsidiaries from incurring certain liens securing indebtedness or entering into certain sale and leaseback transactions;

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eliminate the covenants prohibiting the Company and its restricted subsidiaries from consummating certain asset sales;

•
eliminate certain requirements that must be met for the Company to consolidate, merge or sell all or substantially all of its assets; and

•
eliminate certain of the events from the definition of an “event of default” under the Old Notes Indenture.

If the Proposed Amendments are adopted with respect to the Old Notes, each non-exchanging holder of Old Notes will be bound by the Proposed Amendments even if that holder did not consent to the Proposed Amendments. The elimination or modification of the restrictive covenants, certain events of default and other provisions in the Old Notes Indenture and subordination of liens securing the Old Notes contemplated by the Proposed Amendments would, among other things, permit the Company and its other subsidiaries party thereto to take actions that could increase the credit risk with respect to the Old Notes, and might adversely affect the liquidity, market price and price volatility of the Old Notes that remain outstanding after completion of the Exchange Offer or otherwise be adverse to the interests of the remaining holders of the Old Notes. See “Proposed Amendments.”
Claims regarding the Old Notes remaining outstanding following the completion of the Exchange Offer will be effectively subordinated to claims with respect to the New Notes to the extent of the value of collateral securing the New Notes.
The unsecured nature of the claims of the Old Notes could materially and adversely affect the value of a holder’s Old Notes remaining outstanding following the completion of the Exchange Offer and, in the event of a bankruptcy, liquidation or insolvency of us, the extent of such holder’s recovery. Pursuant to the Proposed Amendments, the New Notes will be secured by second priority liens on collateral, but the liens securing the Old Notes will be released. In the event of our bankruptcy, liquidation or insolvency, it is possible that our unpledged assets and assets remaining after the first priority secured indebtedness and second priority secured indebtedness have been satisfied will be insufficient to satisfy the claims of the Old Notes remaining outstanding following the completion of the Exchange Offer.
The Exchange Offer is expected to result in reduced liquidity for the Old Notes that are not exchanged, which may limit the marketability of the Old Notes and adversely affect the market price of the Old Notes.
The trading market for Old Notes that are not exchanged could become more limited than the existing trading market for the Old Notes and could cease to exist altogether due to the reduction in the principal amount of the Old Notes outstanding upon consummation of the Exchange Offer. A more limited trading market might adversely affect the liquidity, market price and price volatility of the Old Notes. If a market for Old Notes that are not exchanged exists or develops, the Old Notes may trade at a discount to the price at which they would trade if the principal amount outstanding were not reduced. There can be no assurance that an active market in the Old Notes will exist, develop or be maintained, or as to the prices at which the Old Notes may trade, whether or not the Exchange Offer is consummated.
If we consummate the Exchange Offer, existing ratings for the Old Notes remaining outstanding following completion of the Exchange Offer may not be maintained.
We cannot assure you that, as a result of the Exchange Offer, the rating agencies, including S&P Global Ratings (“S&P”) and Moody’s Investors Service, Inc. (“Moody’s”), will not downgrade or negatively comment upon the ratings for Old Notes remaining outstanding following completion of the Exchange Offer. Any downgrade or negative comment would likely adversely affect the market price of the Old Notes.
If the Exchange Offer and Consent Solicitation are not successful, we may not have sufficient funds to pay all or a portion of the amounts due at maturity on the Old Notes.
If the Exchange Offer and the Consent Solicitation are not successful, the Old Notes will remain outstanding and are scheduled to mature on December 15, 2021, and the Proposed Amendments will not become effective. At maturity we may not have sufficient funds and may be unable to arrange for additional financing to pay the principal amount, accrued and outstanding interest or repurchase price due on our Old Notes then outstanding, and we may not be able to reduce or refinance the Old Notes prior to such maturity.
A long and protracted restructuring could cause us to lose key management employees and otherwise adversely affect our business.
If we fail to consummate the Exchange Offer and the Consent Solicitation, any alternative we pursue, whether in or out of court, may take substantially longer to consummate than the Exchange Offer and

Consent Solicitation. A protracted financial restructuring could disrupt our business and would divert the attention of our management from the operation of our business and implementation of our business plan. It is possible that such a prolonged financial restructuring or bankruptcy proceeding would cause us to lose many of our key management employees. Such losses of key management employees would likely make it difficult for us to complete a financial restructuring and may make it less likely that we will be able to continue as a viable business.
The uncertainty surrounding a prolonged financial restructuring could also have other adverse effects on us. For example, it could also adversely affect:
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our ability to raise additional capital;

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our ability to capitalize on business opportunities and react to competitive pressures;

•
our ability to attract and retain employees;

•
our liquidity;

•
how our business is viewed by investors, lenders, strategic partners or customers; and

•
our enterprise value.

Even if we are successful with the Exchange Offer and the Consent Solicitation, avoidance of an in-court restructuring under the U.S. Bankruptcy Code in the future is not guaranteed and we expect to continue to restructure our remaining obligations and will likely attempt to undertake other financing and refinancing alternatives, the success of which cannot be predicted at this time.
We may purchase Old Notes in the future at different prices.
We may from time to time purchase any Old Notes that remain outstanding after consummation of the Exchange Offer through open market or privately negotiated transactions, one or more tender or exchange offers or otherwise, on terms that may be more or less advantageous to holders than the terms of the Exchange Offer.
Holders who fail to exchange their Old Notes may recognize gain or loss for U.S. federal income tax purposes.
Whether the adoption of the Proposed Amendments will constitute a realization event for U.S. federal income tax purposes depends on whether such adoption is considered to result in a “significant modification” of the Old Notes. If the adoption of the Proposed Amendments results in a “significant modification” of the Old Notes, there would be a deemed exchange of the Old Notes that would result in holders who do not tender their Old Notes pursuant to the Exchange Offer recognizing gain or loss for U.S. federal income tax purposes unless that deemed exchange qualifies as a “recapitalization” for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations — Tax Consequences to Non-Exchanging Holders” for further information.
Risks Related to Participating in the Exchange Offer
We may be unable to repay our New Notes.
At maturity, the entire principal amount of the New Notes will become due and payable. The New Notes do not have the benefit of a sinking fund or other requirement that we prepay principal. At maturity we may not have sufficient funds and may be unable to arrange for additional financing to pay the principal amount or repurchase price due on our New Notes then outstanding.
None of the Company, the Supporting Parties, the Dealer Manager, the Information Agent and Exchange Agent, the Old Notes Trustee, the New Notes Trustee, the Old Notes Collateral Agent and the New Notes Collateral Agent or any affiliate of any of them makes any recommendation in connection with the Exchange Offer, including the Consent Solicitation, as to whether any holder of Old Notes should tender or refrain from tendering all or any portion of the principal amount of any Holder’s Old Notes participate in the Exchange Offer, including the Consent Solicitation.
We have made no determination that the consideration to be received in the Exchange Offer represents a fair valuation of either the Old Notes or the New Notes. The Company has not obtained a fairness opinion from any financial advisor about the fairness to the Company or to you of the consideration to be received by holders of Old Notes who tender their Old Notes. The trading price and the availability of a liquid market for the New Notes following the Exchange Offer cannot be assured. If a market does develop, the trading price of the New Notes will be impacted by other factors such as credit ratings and the trading prices of the Old Notes. Recent trading prices of the Old Notes have been recently trading, and the New Notes may trade, at substantial discounts to par.
None of the Company, the Dealer Manager, the New Notes Trustee, the New Notes Collateral Agent, the Old Notes Trustee, the Old Notes Collateral Agent, the Information and Exchange Agent, or any affiliate of any of them, makes any recommendation as to whether Holders of the Old Notes should tender for exchange their Old Notes for the Exchange Consideration in response to the Exchange Offer.
The consummation of the Exchange Offer may not occur or may be delayed.
The Exchange Offer is subject to the satisfaction of certain conditions, which are discussed herein. See “Conditions of the Exchange Offer and the Consent Solicitation.” Even if the Exchange Offer is completed, any or all of these conditions may not be completed on the schedule described in this Offer to Exchange. Accordingly, Holders participating in the Exchange Offer may have to wait longer than expected to receive the applicable consideration, during which time those Holders will not be able to effect transfers of their Old Notes tendered in the Exchange Offer.
Pursuant and subject to the Restructuring Support Agreement, the consent of the Requisite Holders is required in order for the Company to waive the minimum tender condition for the Exchange Offer below 95% of the aggregate principal amount of outstanding Old Notes. The Company may also not be able to consummate the Exchange Offer upon the occurrence of, or failure to occur of, certain conditions, and the Company does not receive the requisite consent requirement under the Restructuring Support Agreement for the waiver of such conditions.
If the Exchange Offer is not completed, or if less than all of the Old Notes are exchanged in the Exchange Offer (subject to the minimum tender condition, as the same may be waived in accordance with the terms of the Support Agreement), the non-exchanged Old Notes will remain outstanding and are scheduled to mature on December 15, 2021. If the Exchange Offer is not completed, at maturity we may not have sufficient funds and may be unable to arrange for additional financing to pay the principal amount, accrued and outstanding interest or repurchase price due on our Old Notes then outstanding, and we may not be able to reduce or refinance the Old Notes prior to such maturity. However, there can be no assurance that completion of the Exchange Offer will achieve our purposes, and, in particular, that we will be able to repay or refinance any non-exchanged Old Notes at maturity.
The New Notes issued in the Exchange Offer may be treated as issued with a significant amount of original issue discount for U.S. federal income tax purposes, which amount will not be determinable prior to the exchange.
The New Notes issued in the Exchange Offer will be treated as issued with original issue discount for U.S. federal income tax purposes if the excess of the principal amount of the New Notes over their “issue price,” as determined under U.S. Treasury regulations, is equal to or greater than a specified de minimis amount. The issue price of the New Notes for this purpose is expected to be based on the fair market value of the New Notes on the date the New Notes are issued. If the New Notes are treated as issued with original issue discount, a holder subject to U.S. federal income taxation will be required to include such original issue discount in gross income (as ordinary income) on a constant yield to maturity basis without a commensurate cash payment until final maturity, regardless of such holders’ method of accounting for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”
U.S. tax characterization of the New Notes as debt or equity for U.S. federal income tax purposes in uncertain.
The proper characterization of the New Notes as debt or equity for United States federal income tax purposes is uncertain. The determination of whether an instrument is properly characterized as debt or equity for United States federal income tax purposes is a facts and circumstances analysis and depends on many factors, including, among others: (i) the intention of the parties, (ii) the seniority and security of the instrument in the issuer’s capital structure, (iii) the projected ability of the issuer to make scheduled payments of interest and principal on the instrument, (iv) the overlap in ownership of debt and equity holders, (v) the debt to equity ratio of the issuer and (vi) in the case of a convertible instrument like the New Notes, the likelihood of conversion of the instrument (judged in part by whether, and, if so, by how much, the conversion price of the instrument is less than the fair market value of the underlying stock at the time of issuance-that is, by whether, and the extent to which, the conversion feature is “in the money” at issuance). The New Notes have some features that are equity-like, including the inherent overlap in ownership of the New Notes on the one hand and the fully-diluted equity of the Company on the other hand, and other features that are debt- like, including the fact that the New Notes are secured obligations of the Company. Moreover, one important feature, the extent to which the conversion price of the New Notes is in the money at issuance, depends on the trading price of the Shares at the time of issuance of the New Notes and therefore will not be determined until the closing date. Accordingly, the proper characterization of the New Notes is uncertain. There can be no assurance that the IRS will not assert, and that a court will not determine, that the New Notes should be treated as equity. If the conversion feature of the New Notes is deeply in the money at issuance, we may determine to treat the New Notes as equity, rather than as debt. Each Holder should consult its own tax advisor regarding the proper characterization of the New Notes for United States federal, state and local, and non-United States, tax purposes, and the consequences to it of such treatment given its individual circumstances.
A holder may recognize gain or loss, for U.S. federal income tax purposes, on the exchange of Old Notes for New Notes.
The exchange of Old Notes for New Notes pursuant to the Exchange Offer likely will be treated as a transaction that qualifies as a recapitalization for U.S. federal income tax purposes. However, if such exchange does not qualify as a recapitalization for U.S. federal income tax purposes, holders that tender their Old Notes in exchange for the New Notes generally would recognize gain or loss for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations” for further information.
We may recognize a significant amount of cancellation of indebtedness (“COD”) income to the Company as a result of the consummation of the Exchange Offer.
The exchange of Old Notes for New Notes pursuant to the Exchange Offer may result in COD income to the Company for U.S. federal income tax purposes. Because the amount of COD income recognized by the Company depends in part on the issue price of the New Notes (which generally will equal their fair market value) to be issued on the date of the exchange, the precise amount of COD income, if any, resulting from the exchange of Old Notes for New Notes cannot be determined prior to the date of the exchange. However, the Company generally anticipates that any COD income that it may recognize in connection with the Exchange Offer will be offset, at least in part, by its existing net operating losses (“NOLs”) and certain other tax attributes. To the extent that existing NOLs and other tax attributes of the Company are not sufficient to fully offset any COD income, Forum may incur a cash tax liability from such COD income.
Our ability to use Net Operating Losses, our tax loss carryforwards and other tax attributes would be limited.
Federal and state income tax laws impose restrictions on the utilization of net operating loss (“NOL”) and tax credit carryforwards in the event that an “ownership change” occurs for tax purposes, as defined by Section 382 of the Internal Revenue Code of 1986, as amended. It is possible that a Section 382 ownership change could occur as a result of the transactions contemplated by the exchange offer (in particular, as a result of the conversion of all of the New Notes). In the event such a Section 382 ownership change occurs, the Company’s ability to use its tax loss carryforwards and other tax attributes would be limited. If the limitation amount is not utilized in a year, the excess can be carried forward and utilized in future years under certain circumstances.
If the New Notes are issued with original issue discount, in the event of a bankruptcy of the Company, a bankruptcy court could disallow a portion of a claim for the full principal of the New Notes under certain circumstances.
Under the U.S. Bankruptcy Code, unmatured interest is not allowed as part of a creditor’s claim unless such claim is secured and the value of the collateral securing such claim exceeds the amount of the claim

(and in such case, the unmatured interest is only allowed up to a maximum amount representing the difference between the amount of the claim on the date of the filing of the bankruptcy case and the value of the collateral securing such claim). Bankruptcy courts have held that unamortized original issue discount existing on the date of the filing of a bankruptcy case constitutes unmatured interest under the Bankruptcy Code. The United States Courts of Appeals for the Second and Fifth Circuits have held, however, that unamortized original issue discount arising under U.S. federal income tax regulations in “face value exchanges” of notes of equal principal amount do not generate original issue discount that is disallowable as unmatured interest for purposes of the Bankruptcy Code.
Affiliates of the Company may participate in the Exchange Offer.
James M. Lapeyre, Jr., the Chairman of our Board of Directors, holds $2,000,000 principal amount of Old Notes, and will be eligible to participate in the Exchange Offer. On February 11, 2021, we entered into a letter agreement with Mr. James M. Lapeyre, Jr. (the “Lapeyre Letter Agreement”), pursuant to which Mr. Lapeyre has agreed to tender his Old Notes in the Exchange Offer as a part of the Restructuring Transactions. We have adopted procedures to ensure that Mr. Lapeyre is subject to the same terms and conditions as all other participants and is restricted from having access to information relating to the election of other holders to tender or not to tender in the Exchange Offer and principal amounts tendered before the Expiration Time.
Late deliveries of Old Notes or any other failure to comply with the terms and conditions of the Exchange Offer could prevent a holder of Old Notes from participating in the Exchange Offer.
Holders of Old Notes are responsible for complying with the procedures of the Exchange Offer. The issuance of the Exchange Consideration will only occur upon proper completion of the procedures described in the Offer Documents. Therefore, Holders should allow for sufficient time for timely completion of the applicable procedures. Neither the Company nor the Exchange Agent is obligated to extend the Expiration Time or to notify you of any failure to follow proper procedures.
The decision to tender your outstanding Old Notes in the Exchange Offer for New Notes exposes you to the risk of nonpayment for a longer period of time.
The Old Notes mature in 2021 and the New Notes mature in 2025. If, following the maturity date of the Old Notes but prior to the maturity date of the New Notes issued in exchange therefor, we were to become subject to a bankruptcy or similar proceeding, the Holders of Old Notes who did not exchange their outstanding Old Notes for New Notes could have been paid in full and there would exist a risk that Holders of outstanding Old Notes who exchanged their outstanding Old Notes for New Notes would not be paid in full, if at all. Your decision to tender your outstanding Old Notes should be made with the understanding that the lengthened maturity of the New Notes exposes you to the risk of nonpayment for a longer period of time.
Risks Related to the New Notes
Our indebtedness could adversely affect our liquidity, financial condition and our ability to fulfill our obligations and operate our business.
We have, and after the consummation of the Restructuring Transactions will continue to have, a substantial amount of indebtedness. As of December 31, 2020, we had approximately $143.7 million of total outstanding indebtedness, consisting primarily of approximately $120.6 million Old Notes, $22.5 million outstanding under our Credit Facility, $1.6 million of equipment finance leases and other short-term debt, which is partially offset by $1.0 million of debt issuance costs. In addition, we may also incur additional indebtedness in the future.
Higher levels of indebtedness could have negative consequences to us, including:
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we may have difficulty satisfying our obligations with respect to our outstanding debt;

•
we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;

•
we may need to use all, or a substantial portion, of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

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our vulnerability to general economic downturns and adverse industry conditions could increase;

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our flexibility in planning for, or reacting to, changes in our business and in our industry in general could be limited;

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our amount of debt and the amount we must pay to service our debt obligations could place us at a competitive disadvantage compared to our competitors that have less debt;

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our customers may react adversely to our significant debt level and seek or develop alternative licensors or suppliers;

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we may have insufficient funds, and our debt level may also restrict us from raising the funds necessary to repurchase all of the News Notes tendered to us upon the occurrence of a change of control, which would constitute an event of default under the New Notes; and

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our failure to comply with the restrictive covenants in our debt instruments which, among other things, limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

Our level of indebtedness will require that we use a substantial portion of our cash flow from operations to pay principal of, and interest on, our indebtedness, which will reduce the availability of cash to fund working capital requirements, capital expenditures, research and development and other general corporate or business activities.
We may not be able to generate sufficient cash flow to meet our debt service obligations.
Our ability to make payments on our indebtedness, including the New Notes and any Old Notes remaining outstanding after the Restructuring Transactions, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to conditions in the oil and gas industry, the COVID-19 pandemic, general economic and financial conditions and the impact of legislative and regulatory actions on how we conduct our business and other factors, all of which are beyond our control.
We cannot assure you that our business will generate sufficient cash flow from operations to service our outstanding indebtedness, or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other capital needs. If our business does not generate sufficient cash flow from operations to service our outstanding indebtedness, we may have to undertake alternative financing plans, such as:
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refinancing or restructuring our debt;

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selling assets;

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reducing or delaying acquisitions or our drilling program; or

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seeking to raise additional capital.

However, we cannot assure you that we would be able to implement alternative financing plans, if necessary, on commercially reasonable terms or at all, or that implementing any such alternative financing plans would allow us to meet our debt obligations. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness, including the New Notes, would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on acceptable terms.
Our inability to generate sufficient cash flow to satisfy our debt obligations, including our obligations under the New Notes, or to obtain alternative financings, could materially and adversely affect our business, financial condition, results of operations and prospects.

Indebtedness under our Credit Facility and other priority debt we may incur from time to time will be effectively senior to the New Notes to the extent of the value of the collateral securing such indebtedness.
Our Credit Facility will have a first priority lien on all of the assets of our company and the Guarantors, with certain exceptions. The New Notes will have a second priority lien on the assets of our company and the Guarantors, to the extent such assets are collateral securing our Credit Facility. Under the Intercreditor Agreement, following an event of default any proceeds received upon liquidation of the collateral will be distributed first to the lenders under our Credit Facility and other priority debt to be applied first to the costs and expenses incurred with such realization, and second to any other amounts outstanding under the Credit Facility and other priority debt, until the Credit Facility and such other priority debt is paid in full, before any amounts will be available to pay the holders of the New Notes. Accordingly, holders of indebtedness under our Credit Facility and other priority debt will be entitled to receive proceeds from the realization of value of such collateral to repay such indebtedness in full before the holders of the New Notes will be entitled to any recovery from such collateral. As a result, holders of the New Notes will only be entitled to receive proceeds from the realization of collateral after all indebtedness and other obligations under our Credit Facility and other priority debt are repaid in full. The New Notes will be effectively junior in right of payment to indebtedness under our Credit Facility and other priority debt to the extent of the realizable value of such collateral.
The New Notes are effectively subordinated to the liabilities of our subsidiaries that do not guarantee the New Notes and the assets of such non-guarantor subsidiaries will not be available as security for the New Notes.
Certain of our subsidiaries will not guarantee the New Notes, and the assets of these non-guarantor subsidiaries will not be available as security for the New Notes. To the extent that any of our subsidiaries and joint ventures do not guarantee the New Notes, the New Notes will be structurally subordinated to all existing and future obligations, including indebtedness, of such non-guarantor entities. As a result, the claims of creditors of the non-guarantor entities, including trade creditors, will have priority as to the assets of those entities. As of December 31, 2020, our subsidiaries that are not guaranteeing the New Notes would have had indebtedness and other liabilities outstanding (excluding intercompany liabilities) equal to approximately $13.1 million, consisting of $8.4 million of trade payables and other accrued expenses including deferred revenues and $4.7 million related to our operating lease liabilities. For the year ended December 31, 2020, our subsidiaries that are not guaranteeing the New Notes had aggregate net revenues of approximately $41.2 million, or 34% of our consolidated net revenues, excluding intercompany revenues, and, at December 31, 2020, total assets of approximately $55.5 million, or 29% of our total consolidated assets, excluding intercompany investments and receivables.
Despite our current level of indebtedness, we may still be able to incur substantially more debt.
We may be able to incur substantial additional indebtedness in the future, subject to certain limitations, including under our Credit Facility and the New Notes Indenture. If new indebtedness is added to our current debt levels, the related risks that we now face could increase. Our level of indebtedness could, for instance, prevent us from engaging in transactions that might otherwise be beneficial to us or from making desirable capital expenditures. This could put us at a competitive disadvantage relative to other less leveraged competitors that have more cash flow to devote to their operations. In addition, the incurrence of additional indebtedness could make it more difficult to satisfy our existing financial obligations, including those relating to the New Notes. Furthermore, the New Notes Indenture will permit us to incur up to $75 million of priority debt (inclusive of borrowings under the Credit Facility). If we incur any additional indebtedness that ranks prior to the New Notes, the holders of such indebtedness will be entitled to receive proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us before the holders of the New Notes, and if we incur additional indebtedness that ranks equal to the New Notes, the holders of that indebtedness will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of us.
Our Credit Facility and the Old Notes Indenture (prior to the Proposed Amendments) contain, and the New Notes Indenture is expected to contain, a number of restrictive covenants that will limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.
Our Credit Facility and the Old Notes Indenture (prior to the Proposed Amendments) impose, and the New Notes Indenture is expected to impose, and the terms of any future indebtedness may impose, operating and other restrictions on us and our subsidiaries. Such restrictions affect or will affect, and in many respects limit or prohibit, among other things, our ability and the ability of our restricted subsidiaries to:
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incur additional indebtedness (including certain capital lease obligations), grant or incur additional liens on our properties, pledge shares of our subsidiaries, enter into certain merger or other change-in- control transactions, enter into certain transactions with our affiliates, make certain sales or other dispositions of assets, make certain investments and acquire other businesses;

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pay cash dividends on our Common Stock; and

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repurchase and acquire our capital stock.

Our Credit Facility contains other restrictions and covenants described in “Description of Certain Indebtedness” and requires us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants.
The restrictions contained in our Credit Facility, the Old Notes Indenture and the New Notes Indenture could:
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limit our ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans; and

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adversely affect our ability to finance our operations or other capital needs or to engage in other business activities that would be in our interest.

A failure to comply with the restrictions in our Credit Facility, the Old Notes Indenture or the New Notes Indenture could result in an event of default under the Old Notes Indenture or the New Notes Indenture. Our future operating results may not be sufficient to enable compliance with the covenants in our Credit Facility or our Old Notes Indenture or New Notes Indenture or to remedy any such default. In addition, in the event of an acceleration, we may not have or be able to obtain sufficient funds to refinance our indebtedness or make any accelerated payments, including those under our Credit Facility or our outstanding notes. Also, we may not be able to obtain new financing. Even if we were able to obtain new financing, we cannot guarantee that the new financing will be on commercially reasonable terms or terms that are acceptable to us. If we default on our indebtedness, our business, financial condition or results of operations could be materially and adversely affected.
The New Notes Indenture will permit additional New Notes to be issued under the debt incurrence covenant, secured by an equal and ratable lien on the collateral. The value of your rights to the collateral would be reduced by any increase in the indebtedness secured by the collateral.
We will be permitted to issue up to $50.0 million (less the amount of New Notes issued in the Rights Offering) of additional New Notes under the New Notes Indenture secured by an equal and ratable lien on the collateral. The value of your rights to the collateral would be reduced by any increase in the indebtedness secured by the collateral. The value of the collateral and the amount to be received upon a sale of such collateral will depend upon many factors including, among others, the condition of the collateral, the ability to sell the collateral in an orderly sale, the condition of international, national and local economies and of our industry more generally, the availability of buyers and similar factors. No appraisal has been obtained in respect of the collateral and you should not rely upon the book value of the collateral as a measure of realizable value for such assets. By their nature, portions of the collateral may be illiquid and may have no readily ascertainable market value. In addition, a significant portion of the collateral includes assets that may only be usable, and thus retain value, as part of our existing operating businesses.
Accordingly, any such sale of the collateral separate from the sale of certain operating businesses may not be feasible or of significant value. To the extent that holders of other secured indebtedness or other third parties hold liens (including statutory liens), whether or not permitted by the New Notes Indenture, such holders or other third parties may have rights and remedies with respect to the collateral securing the New Notes that, if exercised, could reduce the proceeds available to satisfy the obligations under the New Notes.

U.S. Federal and state fraudulent transfer laws permit a court to void the New Notes and guarantees and/or the liens securing the New Notes and guarantees, and, if that occurs, you may not receive any payments on the New Notes and you may lose the benefit of the liens securing the New Notes and guarantees.
The issuance of the New Notes and the related guarantees and the grant of liens securing the New Notes and guarantees may be subject to review under U.S. federal and state fraudulent transfer and conveyance statutes if a bankruptcy, liquidation or reorganization case or a lawsuit, including under circumstances in which bankruptcy is not involved, were commenced at some future date by us, by the Guarantors or on behalf of our unpaid creditors or the unpaid creditors of a Guarantor. While the relevant laws may vary from state to state, a court may void, subordinate or otherwise decline to enforce the New Notes, the guarantees or the liens securing the New Notes and the guarantees, if it found that when the New Notes and the guarantees were issued or the liens securing the New Notes and guarantees were granted, or in some states when payments became due under the New Notes, we or the Guarantors received less than reasonably equivalent value or fair consideration and either:
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were insolvent or rendered insolvent by reason of such incurrence;

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were left with inadequate capital to conduct its business; or

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believed or reasonably should have believed that we or the Guarantors would incur debts beyond our or the Guarantors’ ability to pay.

The court might also void an issuance of New Notes or a related guarantee by a Guarantor, or the liens securing such New Notes or such guarantee, without regard to the above factors, if the court found that we issued the New Notes and granted the liens securing same, or the applicable Guarantor made its guarantee and granted the liens securing same, with actual intent to hinder, delay or defraud its creditors.
A court would likely find that we or a Guarantor did not receive reasonably equivalent value or fair consideration for the New Notes or its guarantee of the New Notes or for the liens granted by us or such Guarantor as security for the New Notes or its guarantee, if we or such Guarantor did not substantially benefit directly or indirectly from the issuance of the New Notes, particularly in the case where the New Notes are being exchanged for Old Notes. If a court were to void the liens, you would no longer have any secured claim against us or the applicable Guarantor. Sufficient funds to repay the New Notes may not be available from other sources, including the remaining obligors, if any. In addition, the court might direct you to repay any amounts that you already received from us or a Guarantor.
The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a Guarantor would be considered insolvent if:
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the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

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if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

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it could not pay its debts as they become due.

Although the Company does not believe that it or any Guarantor is or will be rendered insolvent under these standards at the time of or as a result of the Exchange Offer, we cannot assure you as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.
The New Notes Indenture will contain a “savings clause” intended to limit each Guarantor’s liability under its New Notes guarantee to the maximum amount that it could incur without causing the New Notes guarantee to be a fraudulent transfer under applicable law. We cannot assure you that this provision will be upheld as intended.
In addition, enforcement of any of these guarantees or security against any Guarantor will be subject to certain defenses available to guarantors and security providers generally. These laws and defenses include those that relate to fraudulent conveyance or transfer, voidable preference, corporate purpose or benefit, preservation of share capital, thin capitalization and regulations or defenses affecting the rights of creditors generally. If one or more of these laws and defenses are applicable, a guarantor may have no liability or decreased liability under its guarantee or the security documents to which it is a party.
Any additional guarantees or liens on collateral provided after the New Notes are issued could also be voided as preferential transfers.
The New Notes Indenture will provide that certain future domestic restricted subsidiaries will guarantee the New Notes and secure their guarantees with liens on their assets. The New Notes Indenture will also require us to grant liens on certain assets that we and the existing Guarantors acquire after the New Notes are issued. If we or the Guarantors provided new collateral for the New Notes, and were insolvent at the time the lien was granted or commenced a bankruptcy within 90 days after the lien was granted, the lien could be voided as a preferential transfer.
We are permitted to create unrestricted subsidiaries, which will not be subject to any of the covenants in the New Notes Indenture, and we may not be able to rely on the cash flow or assets of those unrestricted subsidiaries to pay our indebtedness.
Unrestricted subsidiaries will not be subject to the covenants under the New Notes Indenture, and their assets will not be available as security for the New Notes. Unrestricted subsidiaries may enter into financing arrangements that limit their ability to make loans or other payments to fund payments in respect of the New Notes and the sale of our equity interests in an unrestricted subsidiary will not constitute an “Asset Sale” under the terms of the New Notes Indenture. Accordingly, we may not be able to rely on the cash flow or assets of unrestricted subsidiaries to pay any of our indebtedness, including the New Notes.
The trading prices for the New Notes and the availability, costs and terms and conditions of our debt will be directly affected by our credit rating.
The Old Notes are, and any of our future debt instruments may be, publicly rated by Moody’s, S&P and other independent rating agencies. We do not intend for the New Notes to be publicly rated at this time. A security rating is not a recommendation to buy, sell or hold securities. These public debt ratings may affect our ability to raise debt. Any future downgrading of the Old Notes or our debt by Moody’s and S&P or another rating agency may affect the cost and terms and conditions of our financings and could adversely affect the value and trading price of the New Notes.
Credit rating agencies continually revise their ratings for companies that they follow, including us. Any ratings downgrade could adversely affect the trading price of the New Notes or the trading market for the New Notes to the extent a trading market for the New Notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future.
We may not be able to fulfill our repurchase obligations with respect to the New Notes upon a change of control.
If we experience certain specific change of control events, we will be required to offer to repurchase all of our outstanding New Notes at a price equal to 101% of the principal amount of such New Notes plus accrued and unpaid interest to the date of repurchase. We cannot assure you that we will have available funds sufficient to pay the change of control purchase price for any or all of the New Notes that might be tendered in the change of control offer.
The definition of change of control in the New Notes Indenture includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of our and our restricted subsidiaries’ assets, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of New Notes to require us to repurchase such New Notes as a result of a sale, transfer, conveyance or other disposition of less than all of our and our restricted subsidiaries’ assets taken as a whole to another person or group may be uncertain.

In addition, our Credit Facility contains, and any future credit agreement likely will contain, restrictions or prohibitions on our ability to repurchase the New Notes under certain circumstances. If these change of control events occur at a time when we are prohibited from repurchasing the New Notes, we may seek the consent of our lenders to purchase the New Notes or could attempt to refinance the borrowings that contain these prohibitions or restrictions. If we do not obtain our lenders’ consent or refinance these borrowings, we will not be able to repurchase the New Notes. Accordingly, the holders of the New Notes may not receive the change of control purchase price for their New Notes in the event of a sale or other change of control, which will give the trustee and the holders of the New Notes the right to declare an event of default and accelerate the repayment of the New Notes. See “Description of New Notes — Repurchase at the Option of Holders — Change of Control.”
A Delaware court has held that a provision similar to the change of control put right that will be in the New Notes Indenture may not be enforceable if it is used to improperly limit the ability of equity owners to effect a change of control.
The Chancery Court of Delaware has held in a published opinion that a provision in an indenture requiring a majority of the directors of the company issuing the New Notes be “continuing directors” could breach the fiduciary duties of the directors and be unenforceable if improperly used to prevent shareholders from effecting a change of control of the company. Under the continuing director provision of the New Notes Indenture, a majority of our board of directors must be “continuing directors” defined as either (i) a director on the date of the New Notes Indenture or (ii) a director whose nomination for election, or whose election, to the board of directors was approved by a majority of the continuing directors who were members of the board of directors at the time of nomination or election. Under the court’s decision, a decision by a board of directors not to approve dissident shareholder nominees as continuing directors and to allow a change of control to occur would be subject to enhanced fiduciary duties typically applied in corporate change of control disputes. If the directors did not properly discharge those fiduciary duties, the change of control put right could be unenforceable by the holders of the New Notes. As a result, the ability of the holders of New Notes to enforce the continuing director provision in situations in which the provision acted to impede a change of control would be subject to the enhanced judicial scrutiny of the actions by our directors not to approve the director nominees whose election caused the provision to be invoked.
There is no public market for the New Notes.
There is no public market for the New Notes, and we cannot assure you that a market will exist for the New Notes will develop or that you will be able to sell your New Notes or that if you are able to sell your New Notes, the prices you receive when you sell will be favorable.
We do not intend to apply for listing or quotation of the New Notes on any securities exchange or stock market. The liquidity of any market for the New Notes will depend on a number of factors, including:
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the number of noteholders;

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our operating performance and financial condition;

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the market for similar securities;

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the interest of securities dealers in making a market in the New Notes; and

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prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the New Notes. The market, if any, for the New Notes may not be free from similar disruptions and any such disruptions may adversely affect the prices at which you may sell your New Notes. In addition, subsequent to their initial issuance, the New Notes may trade at a discount, depending upon prevailing interest rates, the market for similar notes, our operating performance and financial condition and other factors.
Volatility in the market price and trading volume of our common stock could adversely impact the trading price of the New Notes.
Our Common Stock price has experienced substantial volatility in the past, and may remain volatile in the future. The market price of our Common Stock could fluctuate significantly for many reasons, including in response to the risks described in this section, as well as divergence between our actual or anticipated financial results and published expectations of analysts, and announcements that we, our competitors, or our customers may make. A decrease in the market price of our Common Stock would likely adversely impact the trading price of the New Notes. The price of our Common Stock could also be affected by possible sales of our Common Stock by investors who view the New Notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity that we expect to develop involving our Common Stock. This trading activity could, in turn, affect the trading prices of the New Notes.
We may be unable to deduct for tax purposes the interest or original issue discount, paid or accrued on the New Notes.
No deduction is allowed for U.S. federal income tax purposes for interest paid on a disqualified debt instrument. A disqualified debt instrument generally includes any indebtedness of a corporation which is payable in equity of the issuer. The New Notes may be treated as disqualified debt instruments, in which case, we would be prohibited from deducting interest on the New Notes.
If the New Notes become rated investment grade by both Moody’s and Standard & Poor’s, certain covenants will be terminated, and you will lose the protection of these covenants permanently, even if such ratings subsequently fall back below investment grade.
Many of the covenants in the New Notes Indenture will terminate if the New Notes are rated investment grade by either Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Group, provided that at such time no default or event of default with respect to the New Notes has occurred and is continuing. There can be no assurance that the New Notes will ever be rated investment grade, or that if they are rated investment grade, that the New Notes will maintain such ratings. However, termination of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force. See “Description of the New Notes — Certain Covenants — Changes in Covenants When New Notes Rated Investment Grade.”
The New Notes could be treated as contingent payment debt instruments under the applicable U.S. Treasury regulations.
There are circumstances in which we might be required or choose to make payments on the New Notes that would increase the yield of or change the timing of payments under such New Notes, for instance, as described under “Description of the New Notes — Optional Redemption,” and “Description of the New Notes — Conversion Rights.”
We intend to take the position that the possibility of such payments does not result in the New Notes being treated as contingent payment debt instruments under the applicable U.S. Treasury regulations. Our position is based on our determination that, as of the date of the issuance of the New Notes, the possibility that we might be required or choose to make payments on the New Notes that would increase the yield of or change the timing of payments is a remote or incidental contingency within the meaning of applicable U.S. Treasury regulations.
If the IRS takes a contrary position, a U.S. Holder of New Notes may be subject to adverse U.S. federal income tax consequences, including the requirement that all or a portion of the income or gain on the sale, exchange, retirement or other taxable disposition of the New Notes (including a conversion into Conversion Stock) generally would be treated as ordinary income rather than as capital gain. For further discussion of the adverse U.S. federal income tax consequences if the New Notes are treated as contingent payment debt instruments, see “Material U.S. Federal Income Tax Considerations — Ownership and Disposition of the New Notes and Conversion Stock.”
Risks Related to the Collateral Securing the New Notes
The value of the collateral securing the New Notes may not be sufficient to satisfy our obligations under the New Notes.
The New Notes and the related guarantees will be secured, subject to permitted liens, by a second priority lien in the collateral that secures our Credit Facility. The New Notes and the related guarantees will not be secured by certain excluded assets described in “Description of New Notes — Security” and the assets of our non-guarantor subsidiaries. The New Notes Indenture will also permit us to incur additional indebtedness secured by a lien that ranks equally with or prior to the New Notes. Any such indebtedness may further limit the recovery from the realization of the value of such collateral available to satisfy holders of the New Notes.
In the event of a liquidation, the value of the collateral securing our obligations under our Credit Facility and the New Notes will depend on market and economic conditions, the availability of buyers and other factors. Furthermore, by its nature some or all of the collateral may be illiquid and have no readily ascertainable market value. The book value of the collateral should not be relied on as a measure of realizable value for such assets. We cannot assure you that the collateral can be sold in a short period of time or at all, or that the proceeds from the sale or sales of all of such collateral would be sufficient to satisfy the amounts outstanding under the New Notes and all of the obligations under our Credit Facility. If these proceeds are not sufficient to repay amounts outstanding under the New Notes, then holders of the New Notes, to the extent not repaid from the proceeds of the sale of the collateral, would only have unsecured claims against our remaining assets, which claims would rank equally with all of our general unsecured indebtedness and obligations, including trade payables.
To the extent that liens securing obligations under our Credit Facility, other indebtedness representing priority debt, pre-existing liens and other permitted liens encumber any of the collateral securing the New Notes and the guarantees, those parties have or may exercise rights and remedies with respect to the collateral that could adversely affect the value of the collateral and the ability of the New Notes Collateral Agent, the New Notes Trustee under the New Notes Indenture or the holders of the New Notes to realize or foreclose on the collateral.
There may not be sufficient collateral to pay off the New Notes and additional indebtedness that we may incur that would be secured on a priority basis or the same basis as the New Notes. Liquidating the collateral securing the New Notes may not result in proceeds in an amount sufficient to pay any amounts due under the New Notes after satisfying the obligations to pay any creditors with prior liens. If the proceeds of any sale of collateral are not sufficient to repay all amounts due on the New Notes, the holders of the New Notes (to the extent not repaid from the proceeds of the sale of the collateral) would have only an unsecured claim against our and the Guarantors’ remaining assets ranking equally in right of payment with all our other unsecured unsubordinated indebtedness, including trade payables.
The right of holders of the New Notes to exercise remedies with respect to the collateral is extremely limited, even during an event of default under the New Notes Indenture.
Any actions that may be taken in respect of any of the collateral, including the ability to cause the commencement of enforcement proceedings against the collateral and to control the conduct of such proceedings, will be controlled and directed by holders of the first priority indebtedness. See “Description of New Notes — Intercreditor Agreement.” In those circumstances, the New Notes Collateral Agent, on behalf of itself, the New Notes Trustee and the holders of the New Notes, will not have the ability to control or direct such actions, even if an event of default under the New Notes Indenture has occurred or if the rights of the New Notes Trustee, the New Notes Collateral Agent or the holders of the New Notes are or may be adversely affected. The first priority collateral agent and the holders of the first priority indebtedness are under no obligation to take into account the interests of the New Notes Trustee, the New Notes Collateral Agent or the holders of the New Notes when determining whether and how to exercise their rights with respect to the collateral, and their interests and rights may be significantly different from or adverse to those of the holders of the New Notes. To the extent that collateral is released from the first priority liens in connection with an exercise of remedies, subject to certain conditions, the second priority liens securing the New Notes and the guarantees related thereto will also automatically be released without any consent of or notice to the New Notes Collateral Agent, except that such release will not occur upon the release of collateral in connection with the full repayment of our obligations under the first priority indebtedness and the termination of the commitments related thereto. See “Description of New Notes — Intercreditor Agreement.”

Bankruptcy laws may significantly impair your rights to repossess and dispose of collateral securing the New Notes.
If a bankruptcy case were commenced by or against us prior to the repossession and disposition of collateral, the right of the New Notes Collateral Agent or the New Notes Trustee to repossess and dispose of the collateral upon the occurrence of an event of default under the New Notes Indenture is likely to be significantly impaired by applicable bankruptcy law. A voluntary bankruptcy case may be commenced by us or an involuntary bankruptcy case may be instituted against us by unsecured creditors.
The “automatic stay” under applicable bankruptcy law prohibits secured creditors, such as the holders of the New Notes and the lender under our Credit Facility, from repossessing their security from a debtor in a bankruptcy case, or from disposing of collateral in their possession, without bankruptcy court approval. Moreover, applicable bankruptcy law permits the debtor to retain and use the collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.”
The meaning of the term “adequate protection” may vary according to circumstances, but it is generally intended to protect the value of the secured creditor’s interest in the collateral from diminution as a result of the automatic stay during the pendency of the bankruptcy case. “Adequate protection” may include cash payments or the granting of additional security or replacement liens of such type, at such time and in such amounts as the bankruptcy court may determine.
In view of the lack of a precise definition of the term “adequate protection,” the broad discretionary powers of a bankruptcy court and the possible complexity of valuation issues, it is impossible to predict how long payments under the New Notes could be delayed following commencement of a bankruptcy case, whether or when the New Notes Collateral Agent and New Notes Trustee could repossess or dispose of the collateral or whether or to what extent, through the requirement of “adequate protection,” the holders of the New Notes would be compensated for any delay in payment or loss of value of the collateral.
Further, the holders of the New Notes may receive in exchange for their claims a recovery that could be substantially less than the amount of their claims (potentially even nothing), and any such recovery could be in the form of cash, new debt instruments or some other security. Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the New Notes, the holders of the New Notes would have “undersecured claims” as to the difference. Applicable U.S. federal bankruptcy laws do not permit the payment or accrual of post-petition interest, costs and attorneys’ fees for “undersecured claims” during the debtor’s bankruptcy case.
In addition, the New Notes Collateral Agent or the New Notes Trustee’s ability to foreclose on the collateral on behalf of the holders of the New Notes may be subject to lack of perfection, the consent of third parties, other liens, contractual restrictions, priority issues, state law requirements and practical problems associated with the enforcement of the New Notes Collateral Agent or the New Notes Trustee’s security interest in the collateral securing the New Notes.
Factors that might bear on the recovery by the holders of the New Notes in these circumstances, among others, would include:
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a debtor in a bankruptcy case does not have the ability to compel performance of a “financial accommodation”;

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lenders with higher priority liens may seek, and perhaps receive, relief from the automatic stay to foreclose their respective liens; and

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the cost and delay of developing a confirmed Chapter 11 plan could reduce the present value of revenues.

Contract rights under agreements serving as collateral for the New Notes may be rejected in bankruptcy.
Among other things, contract rights under certain of our agreements serve as collateral for the New Notes. If a bankruptcy case were to be commenced by or against any counterparty to any of these agreements, it is possible that such agreement could be rejected by such counterparty (or a trustee appointed in such counterparty’s bankruptcy case) pursuant to section 365 or section 1123 of the U.S. Bankruptcy Code and thus not be enforceable. Additionally, to the extent any rejected agreement constitutes a lease of real property where we are the lessor, our resulting claim for damages resulting from termination of such lease may be capped pursuant to section 502(b)(6) of the U.S. Bankruptcy Code.
In addition, in a bankruptcy proceeding, the court would have broad discretion to order or approve transactions or acts that could disadvantage the holders of the New Notes. For example, under certain circumstances, a bankruptcy court could approve, on terms unfavorable to us, third parties’ motions for sales of collateral and require you to accept subordinated or other securities in exchange for the New Notes. Regardless of the ultimate disposition of any of these or other motions or claims, we cannot assure you that during litigation of these issues our payments on the New Notes would be paid in full or on time.
There are circumstances other than repayment or discharge of the New Notes under which the collateral securing the New Notes will be released automatically, without your consent or the consent of the New Notes Collateral Agent or the New Notes Trustee.
Under various circumstances, collateral securing the New Notes will be released automatically, including:
•
a sale, transfer or other disposal of such collateral in a transaction not prohibited under the New Notes Indenture and the collateral documents, including the collateral agency agreement and the Intercreditor Agreement;

•
with respect to collateral that is capital stock, upon the dissolution of the issuer of that capital stock in accordance with the New Notes Indenture;

•
unless there is a continuing default and the New Notes Collateral Agent shall have received written notice to the contrary, upon withdrawal from any accounts by any obligor in accordance with the applicable collateral document;

•
with respect to amounts distributed by the New Notes Collateral Agent pursuant to, and in accordance with the provisions of the Intercreditor Agreement, upon such distribution; and

•
with respect to collateral held by a guarantor, upon the release of the guarantor from its guarantee in accordance with the New Notes Indenture or any collateral document.

In addition, the guarantee of a Guarantor will be automatically released in connection with a sale of that Guarantor if the sale is in accordance with the New Notes Indenture and the obligations of the Guarantor under our Credit Facility and any of our other indebtedness terminate upon that sale.
The New Notes Indenture will also permit us to designate one or more of our restricted subsidiaries that is a guarantor of the New Notes as an unrestricted subsidiary. If we designate a Guarantor as an unrestricted subsidiary for purposes of the New Notes Indenture, all of the liens on any collateral owned by that subsidiary or any of its subsidiaries and any guarantees of the New Notes by that subsidiary or any of its subsidiaries will be released under the New Notes Indenture.
Rights of holders of New Notes in the collateral may be adversely affected by the failure to perfect security interests in collateral.
Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens on the collateral securing the New Notes may not be perfected with respect to the claims of the New Notes if we are not able to or do not take, or the New Notes Collateral Agent or the New Notes Trustee is not able to or does not take the actions necessary to perfect any of such liens. For example, liens on our U.S. patents and trademarks may not be perfected because there will not be any filings made with respect to such intellectual property with the U.S. Patent and Trademark Office due to the fact that the lenders under our Credit Facility have not made such filings and will not permit such filings to be made on behalf of the noteholders. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the New Notes Collateral Agent or the New Notes Trustee will monitor (and the New Notes Collateral Agent and New Notes Trustee will have no obligation to monitor), or that we will inform such New Notes Collateral Agent or the New Notes Trustee of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The New Notes Collateral Agent and the New Notes Trustee have no obligation to identify or take actions necessary to perfect liens or to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest in favor of the New Notes against third parties. To the extent that the security interests created by the security documents with respect to any collateral are not perfected, the New Notes Collateral Agent’s rights will be equal to the rights of general unsecured creditors in the event of a bankruptcy.
Perfection of security interests in certain of the collateral may not occur on the date of issuance of the New Notes and, in such case, holders of the New Notes would not have the benefit of such security interests to the extent a default should occur prior to such perfection or if such security interest is perfected during the period immediately preceding our bankruptcy or insolvency or the bankruptcy or insolvency of any guarantor.
The security interests required under the New Notes Indenture and the collateral documents may not be perfected with respect to certain of the collateral on the date of issuance of the New Notes. Under the terms of the security agreement with respect to the New Notes, perfection of such security interests may not occur until after the closing of the Exchange Offer. In particular, the security interests in deposit accounts may not be perfected because deposit account control agreements may not be entered into until after closing. If deposit account control agreements are not entered into, the holders of the New Notes will be dependent on the priority lien agent pursuant to the terms of the Intercreditor Agreement for perfection of their security interest in the deposit accounts. Consequently, if a default should occur prior to the perfection of such security interests with respect to certain of the collateral, or if such security interests are perfected during the period immediately preceding our bankruptcy or insolvency or the bankruptcy or insolvency of any guarantor, holders of the New Notes would not benefit from such security interests.
The collateral is subject to casualty risks and insurance proceeds received, if any, may be insufficient to satisfy all of our secured obligations.
We will be obligated to maintain insurance pursuant and subject to the terms of the New Notes Indenture and the collateral documents. However, there are certain losses that may be either uninsurable or not economically insurable, in whole or in part, or against which we may not obtain adequate insurance. As a result, it is possible that insurance proceeds will not compensate us fully for our losses. If there is a total or partial loss of any of the collateral, we cannot assure you that any insurance proceeds received by us will be sufficient to satisfy all of our secured obligations, including the New Notes.
It may be difficult to realize the value of the collateral securing the New Notes.
No appraisals of any collateral have been prepared in connection with this offering of New Notes. The value of the collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers. By its nature, some or all of the collateral may be illiquid and may have no readily ascertainable market value. In addition, a portion of the collateral includes assets that may only be usable, and thus retain value, as part of our existing operating businesses. We also cannot assure you that the fair market value of the collateral as of the date of this Prospectus exceeds the principal amount of the debt secured thereby. The value of the assets pledged as collateral for the New Notes and the related guarantees could be impaired in the future as a result of changing economic conditions, our failure to implement our business strategy, competition, unforeseen liabilities and other future events. Accordingly, there may not be sufficient collateral to pay all or any of the amounts due on the New Notes. Any claim for the difference between the amount, if any, realized by holders of the New Notes from the sale of the collateral securing the New Notes and the related guarantees and the obligations under the New Notes will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness and other unsubordinated obligations, including trade payables. Additionally, in the event that a bankruptcy or insolvency proceeding is commenced by or against us, if the value of the collateral is less than the amount of principal and accrued and unpaid interest on the New Notes and all other senior secured obligations secured on a pari passu basis with the New Notes, interest may cease to accrue on the New Notes from and after the date such proceedings are commenced or initiated and holders of the New Notes would not be entitled to receive, among other things, post-petition interest, fees, or expenses or adequate protection on account of any “undersecured” portion of their claims. Likewise, we cannot assure you that the pledged assets will be saleable or, if saleable, that there will not be substantial delays in their liquidation.
Any lien on the collateral securing any priority lien obligations of the Company and the Guarantors to third parties, including the lenders under our Credit Agreement, will be senior in all respects, and such third parties may have rights and remedies with respect to the collateral subject to such liens that, if exercised, could adversely affect the value of the collateral securing the New Notes.
In the future, the obligation to grant additional security over assets, or a particular type or class of assets, whether as a result of the acquisition or creation of future assets or subsidiaries or otherwise, is subject to the provisions of the Intercreditor Agreement. Furthermore, upon enforcement against any collateral or in insolvency, under the terms of the Intercreditor Agreement, the claims of the holders of the New Notes to the proceeds of such enforcement or insolvency will rank junior to the claims of the holders of obligations under the Credit Agreement with respect to the Collateral. The security interest of the New Notes Collateral Agent is subject to practical problems generally associated with the realization of security interests in collateral. For example, the New Notes Collateral Agent may need to obtain the consent of a third party to obtain or enforce a security interest in a contract. The New Notes Collateral Agent may not be able to obtain any such consent. Also, the consents of any third parties may not necessarily be given when required to facilitate a foreclosure or realization on such assets. Accordingly, the New Notes Collateral Agent may not have the ability to foreclose or realize upon those assets and the value of the collateral may significantly decrease.
The imposition of certain permitted liens will cause the assets on which such liens are imposed to be excluded from the collateral securing the New Notes and the related guarantees. There are also certain other assets that are also excluded from the collateral.
The collateral securing the New Notes and the related guarantees may also be subject to liens permitted under the terms of the New Notes Indenture, whether arising on or after the date the New Notes are issued. The existence of any permitted liens could materially adversely affect the value of the collateral that could be realized by the holders of the New Notes as well as the ability of the Notes Collateral Agent to realize or foreclose on such collateral. In addition, the imposition of certain permitted liens will cause the relevant assets to become Excluded Property (as defined in “Description of the New Notes”), which will not secure the New Notes or the related guarantees. In addition, certain assets, including Excluded Property, will be excluded from collateral. See “Description of the New Notes — Security” for the definition of “Excluded Property.” The value of such assets could be material.
Lien searches may not reveal all existing liens on the collateral.
We cannot guarantee that the lien searches conducted on the collateral securing the New Notes or the related guarantees will reveal all existing liens on such collateral. Any existing undiscovered lien could be significant, could be prior in ranking to the liens securing the New Notes or the guarantees and could have an adverse effect on the ability of the Notes Collateral Agent to realize or foreclose upon such collateral. Certain statutory priority liens may also exist that cannot be discovered by lien searches.
The New Notes will be secured in part by liens that rank junior to the liens securing the Credit Agreement.
The New Notes will be secured in part by liens that rank junior in priority to the liens securing the Credit Agreement. The effect of this effective subordination is that upon a default in payment on, or the acceleration of, any obligations under the Credit Agreement, or in the event of our bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, the proceeds on the sale of the collateral securing the New Notes on a second-priority basis will be available to pay holders of the New Notes only after all obligations under the Credit Agreement have been paid in full. As a result, if the value of the proceeds on the sale of such collateral is less than the value of the claims of the holders of the New Notes, those claims may not be satisfied in full. Additionally, in the event that a bankruptcy or insolvency proceeding is commenced by or against us, if the value of the collateral securing the Credit Agreement (after taking into account the amount of principal and accrued and unpaid interest on the Credit Agreement) is less than the amount of principal and accrued and unpaid interest on the New Notes, interest may cease to accrue on the New Notes from and after the date such proceedings are commenced or initiated.
In the event of a bankruptcy, holders of the New Notes may be deemed to have an unsecured claim to the extent that our obligations in respect of the New Notes exceed the fair market value of the collateral.
In any bankruptcy proceeding with respect to us or any of the Guarantors, it is possible that the bankruptcy trustee, the debtor-in-possession or competing creditors will assert that the fair market value of the collateral with respect to the New Notes on the date of the bankruptcy filing was less than the then current principal amount of the New Notes. Upon a finding by the bankruptcy court that the New Notes are under-collateralized, the claims in the bankruptcy proceeding with respect to such New Notes would be bifurcated between a secured claim and an unsecured claim. The unsecured claims would not be entitled to the benefits of security in the collateral. In such event, the secured claims of the holders of the New Notes would be limited to the value of the collateral.
The consequences of a finding of under-collateralization would include, among other things, a lack of entitlement on the part of the holders of the New Notes to receive post-petition interest, fees, or expenses and a lack of entitlement on the part of the unsecured portion of such New Notes to receive “adequate protection” under federal bankruptcy laws. In addition, if any payments of post-petition interest had been made at the time of such a finding of under-collateralization, those payments could be recharacterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the New Notes.
The security over the collateral will not be granted directly to the holders of the New Notes.
The security interests in the collateral that will secure the obligations of us and the Guarantors under the New Notes will not be granted directly to the holders of such indebtedness but will be granted only in favor of the Notes Collateral Agent on behalf of the holders of the New Notes. As a consequence, the holders of the New Notes will not be entitled to take enforcement action in respect of the collateral, except through the Notes Collateral Agent.
We will, in most cases, have control over the collateral, and the sale of particular assets by us could reduce the pool of assets securing the New Notes.
Subject to the terms of the Intercreditor Agreement and the New Notes Indenture, the Security Documents allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral securing the New Notes and any future guarantees. For example, so long as no default or event of default under the New Notes Indenture would result therefrom, we may, among other things, without any release or consent by the New Notes Trustee, conduct ordinary course activities with respect to collateral, such as selling, factoring, abandoning or otherwise disposing of collateral and making ordinary course cash payments (including repayments of indebtedness).
Risks Related to Our Common Stock
We have not paid cash dividends on our Common Stock and do not currently anticipate doing so in the foreseeable future.
We have not paid cash dividends to date on our Common Stock and do not currently anticipate paying any cash dividends on our Common Stock in the foreseeable future. The New Notes Indenture will restrict our ability to pay cash dividends on our Common Stock and repurchase or acquire shares of our Common Stock.
Our Common Stock will be diluted by the conversion of the New Notes.
As of March 10, 2021, we had 17,960,434 shares of our Common Stock issued and outstanding, including the RDO Shares. We are not able to determine how many shares we will issue when the New Notes are converted because participation levels, and the mix of securities selected, in the Rights Offering and concurrent Exchange Offer cannot be determined at this time. If the Restructuring Transactions are consummated, we could issue up to $151.7 million aggregate principal amount of New Notes, which could be converted into 50.6 million shares of Common Stock, representing approximately 73.8% of the total shares of Common Stock outstanding following the Restructuring Transactions. Accordingly, the consummation of the Restructuring Transactions and the conversion of the New Notes, if converted, will have a substantial dilutive effect on our outstanding Common Stock.
Holders of New Notes will not be entitled to any rights with respect to our Common Stock, but will be subject to all changes made with respect to our Common Stock to the extent our conversion obligation includes shares of our Common Stock.
Holders of New Notes will not be entitled to any rights with respect to our Common Stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our Common Stock) prior to the conversion date relating to such New Notes, but holders of New Notes will be subject to all changes affecting our Common Stock. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the conversion date related to a holder’s conversion of its New Notes, such holder will not be entitled to vote on the amendment, although such holder will nevertheless be subject to any changes affecting our Common Stock.
Future sales of our Common Stock in the public market could lower the market price for our Common Stock and adversely impact the trading price of the New Notes.
In the future, we may sell additional shares of our Common Stock to raise capital. In addition, a substantial number of shares of our Common Stock are reserved for issuance upon the exercise of stock options and upon conversion of the New Notes. The conversion rate for the New Notes will not be adjusted for any of these events. We cannot predict the size of future issuances or the effect, if any, that they may have on the market price for our Common Stock. The issuance and sale of substantial amounts of Common Stock, or the perception that such issuances and sales may occur, could adversely affect the trading price of the New Notes and the market price of our Common Stock and impair our ability to raise capital through the sale of additional equity securities or otherwise.
The market price of the New Notes could be significantly affected by the market price of our Common Stock, which may fluctuate significantly.
We expect that the market price of the New Notes will be significantly affected by the market price of our Common Stock. This may result in greater volatility in the trading value for the New Notes than would be expected for nonconvertible debt securities. Factors that could affect our Common Stock price include the following:
•
fluctuations in our quarterly results of operations and cash flows or those of other companies in our industry;

•
the public’s reaction to our press releases, announcements and filings with the Securities and Exchange Commission (the “SEC”);

•
additions or departures of key personnel;

•
changes in financial estimates or recommendations by research analysts;

•
changes in the amount of indebtedness we have outstanding;

•
changes in the ratings of the New Notes or our other securities;

•
changes in general conditions in the United States and international economy, financial markets or the industry in which we operate, including changes in regulatory requirements;

•
significant contracts, acquisitions, dispositions, financings, joint marketing relationships, joint ventures or capital commitments by us or our competitors;

•
developments related to significant claims or proceedings against us;

•
our dividend policy; and

•
future sales of our equity or equity — linked securities.

In recent years, stock markets, including the New York Stock Exchange (“NYSE”), have experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market prices of our common stock and the new notes.
The conversion rate of the New Notes may not be adjusted for all dilutive events that may occur.
The conversion rate of the New Notes is subject to adjustment for certain events including, but not limited to, the issuance of shares of common stock as a dividend or distribution as described under “Description of New Notes — Conversion Rights — Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as certain stock issuances for cash, which may adversely affect the trading price of the New Notes.
Holders of the New Notes may have to pay tax with respect to distributions on our common stock that they do not receive.
The terms of the New Notes allow for changes in the conversion rate of the New Notes in certain circumstances. An increase in the conversion rate will allow holders of New Notes to receive more shares of common stock on conversion, which may increase those holders’ proportionate interests in our earnings and profits or assets. In that case, those holders could be treated for U.S. federal income tax purposes as though they received a dividend in the form of our common stock. Such a constructive stock dividend could be taxable to such holders, although they would not actually receive any cash or other property. If you are a Non-U.S. Holder (as defined under “Material U.S. Federal Income Tax Considerations”), such constructive dividend may be subject to U.S. federal withholding tax (currently at a 30% rate, or such lower rate as may be specified by an applicable treaty), which may be withheld from subsequent payments on the New Notes. You should carefully consider the information under “Material U.S. Federal Income Tax Considerations” for further information.

THE RESTRUCTURING TRANSACTIONS
Introduction
To address the pending maturity of the $120.6 million aggregate principal amount of our Old Notes and to provide a mechanism to reduce our financial leverage in the future, we executed the Restructuring Support Agreement, as amended and restated, with the Supporting Parties, which hold approximately 90% of the outstanding aggregate principal amount of such Old Notes as well as a letter agreement between us and Mr. James M. Lapeyre, Jr., pursuant to which Mr. Lapeyre has agreed to tender his Old Notes in the Exchange Offer as a part of the Restructuring Transactions, resulting in a tender rate of 92%, pursuant to which we committed to use our reasonable efforts to effect the following transactions (collectively, the “Restructuring Transactions”):
(i) the Exchange Offer as described in this Prospectus; and
(ii) the Rights Offering launched concurrently with the Exchange Offer, where we are granting the right to all holders of our Common Stock to subscribe for their pro rata share of up to $50 million of New Notes issued at par or shares of our Common Stock issued at $2.57 per share.
All Old Notes that remain outstanding following the completion of the Exchange Offer will be subordinated to the New Notes. In conjunction with the Exchange Offer, we are soliciting consents from the holders of the Old Notes to certain proposed amendments to the indenture governing the Old Notes to eliminate substantially all of the restrictive covenants and certain of the default provisions contained in such indenture.
The Exchange Offer is conditioned upon the valid tender of Old Notes (which are not validly withdrawn) in an aggregate principal amount constituting at least 95% of the aggregate principal amount outstanding of such Old Notes.
We will use 50% of any net proceeds raised in excess of $35 million in the Rights Offering to make an offer to repurchase the New Notes at a price equal to 100% of the principal amount thereof.
If the Restructuring Transactions are consummated, we could issue up to $151.7 million aggregate principal amount of New Notes, which could be converted into 50.6 million shares of Common Stock, representing approximately 73.8% of the total shares of Common Stock outstanding following the Restructuring Transactions, including the RDO Shares. This excludes the shares of Common Stock subject to issuance pursuant to our long-term incentive plan. The actual number of shares of Common Stock that could be issued as a result of the Restructuring Transactions may be different than the amount indicated, however, due to, among other things, the participation levels in both the Exchange Offer and the Rights Offering and the ability of the Company, any noteholders participating in the Exchange Offer, and any participants in the Rights Offering to elect to deliver or receive cash in certain circumstances. For additional details regarding the potential dilutive effects of the Restructuring Transactions, see “— Dilutive Effects of the Restructuring Transactions” below.
In connection with the Rights Offering, as of March 2, 2021 we have entered into backstop agreements (the “Backstop Agreements”) with several parties (the “Backstop Providers”) pursuant to which the Backstop Providers have agreed, in the aggregate, to purchase in excess of $20,000,000 of Notes at par or shares of Common Stock at $2.57 per share (the “Backstop Commitment”). The Backstop Agreements are subject to customary terms and conditions, including payment, in principal amount of Notes or shares of Common Stock at $2.57 per share, of a backstop fee in an amount up to five percent (5%) of the Backstop Commitment. The Company has agreed to pay the backstop fee in kind. To complete the Rights Offering and effect the Restructuring Transactions, we must receive net proceeds of at least $20,000,000 from the Rights Offering. The current Backstop Commitment will allow us to satisfy this condition. We have engaged Oppenheimer & Co. Inc. to act as dealer manager (“Dealer Manager”) for this Rights Offering.
Certain Considerations Relevant to the Restructuring Transactions
On December 17, 2020, and in subsequent meetings, our board of directors met, considered, and approved the Restructuring Support Agreement committing us to pursue the Restructuring Transactions.

Although our board of directors determined that the Restructuring Transactions are advisable and in the best interests of the Company and our stockholders, the Restructuring Transactions involve certain considerations that, in isolation, may be viewed as negative. These considerations include, but are not limited to, the following:
•
Existing stockholders will see their proportionate ownership interest in the Company on a fully converted basis significantly reduced as a result of the Restructuring Transactions, even if they elect to participate in full in the Rights Offering.

•
Sales of substantial amounts of our Common Stock in the public market, and the availability of shares for sale, from any conversion of the New Notes being issued in the Restructuring Transactions could adversely affect the prevailing market price of our Common Stock and cause the market price of our Common Stock to remain low for a substantial period of time.

•
Holders of New Notes will be entitled to certain pre-conversion voting rights and have the right to appoint two independent directors to our board of directors, which may impact the ability of our existing stockholders to influence our corporate strategies and the outcome of any stockholder vote.

•
If any person or group, including any holder or group of holders of New Notes, owns more than 50% of the voting power for the election of our directors following consummation of the Restructuring Transactions, we will be a “controlled company” within the meaning of the NYSE listing standards, which could lessen the governance protections afforded to our stockholders and could make our Common Stock less attractive to some investors or otherwise harm our stock price.

•
If approved, the Restructuring Transactions may, in the future, result in a change in ownership as defined under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), which would limit our ability to use certain deferred tax assets (consisting primarily of U.S. federal net operating losses that are not currently deductible for tax purposes).

We cannot guarantee that we will be able to complete the Restructuring Transactions in a timely manner or at all, even if they are approved by stockholders and commenced. Further, we cannot guarantee that we will be able to identify or complete a financing alternative that would be as beneficial to our capital structure as the Restructuring Transactions. Failure to complete the Restructuring Transactions on our expected timeline could have a material adverse effect on our financial condition and results of operations.
Conditions to the Restructuring Transactions
The obligations of the parties to consummate the Restructuring Transactions are subject to the satisfaction of certain closing conditions (which may be waived in whole or in part by us or the Supporting Parties), including, but not limited to:
(i)
the representations and warranties of the Company set forth in the Restructuring Support Agreement and the Restructuring Documents (as defined thereunder) shall be true and correct, in each case, on and as of the date of the Restructuring Support Agreement and the Closing Date (as defined thereunder) as if made on and as of the Closing Date (it being understood that, for the avoidance of doubt, (A) such representations and warranties may be qualified by disclosure schedules related thereto and may be qualified by materiality; and (B) to the extent that such representations and warranties relate solely to an earlier date, such representations and warranties shall be true and correct as of such earlier date);

(ii)
the representations and warranties of each of the Supporting Parties set forth in the Restructuring Support Agreement and the Restructuring Documents (as defined thereunder) shall be true and correct in all material respects, in each case, on and as of the date of the Restructuring Support Agreement and the Closing Date (as defined thereunder) as if made on and as of the Closing Date (it being understood that, for the avoidance of doubt, (A) such representations and warranties may be qualified by disclosure schedules related thereto and may be qualified by materiality; and (B) to the extent that such representations and warranties relate solely to an earlier date, such representations and warranties shall be true and correct as of such earlier date);

(iii)
the Company shall have performed and complied in all respects with all obligations, covenants, and agreements required by the Restructuring Support Agreement and the Restructuring Documents (as defined thereunder) to be performed or complied with by them on or prior to the Closing Date (as defined thereunder);

(iv)
each Supporting Party shall have performed and complied in all material respects with all obligations, covenants, and agreements required by the Restructuring Support Agreement and the Restructuring Documents (as defined thereunder) to be performed or complied with by them on or prior to the Closing Date (as defined thereunder);

(v)
the Supporting Parties shall have received a certificate signed by an authorized officer of the Company, dated as of the Closing Date (as defined in the Restructuring Support Agreement), with respect to the Company’s compliance with respect to Section 9(c)(i) and Section 9(c)(ii) of the Restructuring Support Agreement;

(vi)
the Company shall have delivered or paid, or caused to be delivered or paid, all of the items set forth in the Restructuring Support Agreement and the Restructuring Documents (as defined thereunder) to be delivered or paid by the Company to the respective parties designated therein;

(vii)
all conditions to the Restructuring Transactions set forth in the Restructuring Support Agreement shall have been satisfied or expressly waived;

(viii)
there shall not be in effect any order by a Governmental Authority of competent jurisdiction restraining, enjoining, or otherwise prohibiting the consummation of the Restructuring Transactions;

(ix)
to the extent that the Company or the Requisite Supporting Noteholders (as defined in the Restructuring Support Agreement) determine that a filing or filings is required under applicable law in connection with the transactions contemplated by the Restructuring Transactions, such filing or filings shall have been delivered to and received by the relevant government authority with which the filing or filings is required to be made;

(x)
the Exchange Offer shall have expired in accordance with its terms, with the Company having received valid tenders of 95% of principal amount of outstanding Old Notes in the Exchange Offer, or such lesser percentage as agreed by the Company and the Requisite Supporting Noteholders (as defined in the Restructuring Support Agreement);

(xi)
the Rights Offering, detailed in this Prospectus, shall have been closed and generated net proceeds to the Company of at least $20 million. The current Backstop Commitment will allow us to satisfy this condition;

(xii)
all New Notes issued pursuant to the Rights Offering shall have been issued at par and all Common Stock sold shall have been sold at $2.57 per share;

(xiii)
the Restructuring Documents (as defined in the Restructuring Support Agreement) shall be in form and substance acceptable to the Requisite Supporting Noteholders (as defined in the Restructuring Support Agreement), and shall have been reviewed and expressly approved by the Requisite Supporting Noteholders (as defined in the Restructuring Support Agreement);

(xiv)
the Series A Preferred Stock shall have been delivered to the New Notes Trustee;

(xv)
a release agreement between the Company and each Supporting Party in favor of each other (a “Release”) shall have been delivered to the Supporting Parties;

(xvi)
the Restructuring Documents (as defined in the Restructuring Support Agreement) (other than the Exchange Offer documents) shall have been executed by all parties thereto (other than the Requisite Supporting Noteholders);

(xvii)
to the extent that any Restructuring Transactions would trigger a “change of control” or similar cash payment payable to any employee of the Company, all such employees shall permanently waive such cash payment only for the purposes of the Restructuring Transactions;
(xviii)
to the extent that the Restructuring Transactions would result in the automatic vesting of any shares or other incentive equity awards (including, but not limited to, stock options, restricted stock, and stock appreciation rights) under any incentive equity plan of the Company, each of the Company’s named executive officers for the fiscal years ended December 31, 2019 and December 31, 2020 (to the extent employed by the Company as of the date of the Closing Date) (as defined in the Restructuring Support Agreement) shall waive any such vesting acceleration, and such shares and/or awards shall continue to vest in accordance with their terms without regard to the Restructuring Transactions;

(xix)
the structure of the Restructuring Transactions, the utilization or preservation of any tax attributes or benefits of the Company, and the resolution of any tax issues or potential Liability shall be acceptable to the Requisite Supporting Noteholders;

(xx)
the Restructuring Transactions shall not result in a change of control of the Company or result in an “ownership change” within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended;

(xxi)
our stockholders have approved the Restructuring Transactions and other related proposals at our Special Meeting of Stockholders held on February 23, 2021;

(xxii)
no Material Adverse Change (as defined in the Restructuring Support Agreement) shall have occurred since the date of the Restructuring Support Agreement;

(xxiii)
the conversion price of the New Notes as set forth in the final New Notes Indenture executed and delivered at Closing is not the Conversion Price; and

(xxiv)
the Restructuring Documents (as defined in the Restructuring Support Agreement) shall be in form and substance reasonably acceptable to the Company.

Interests of Our Officers, Directors, and Principal Stockholders in the Restructuring Transactions
A change in control under certain of our employee compensation plans and awards and management service agreements would require the accelerated vesting of certain outstanding and unvested equity awards. Our named executive officers have agreed to waive any such vesting acceleration.
Effect of the Restructuring Transactions on Our Incentive Plans
The Compensation Committee of our board of directors will determine, at the appropriate time, whether the issuance and sale of our Common Stock in the Restructuring Transactions will result in an equitable adjustment to outstanding awards under our incentive plans or other outstanding awards, based upon, among other things, the market price of shares of our Common Stock for periods prior to and after the Restructuring Transactions have been commenced and completed.
Dilutive Effects of the Restructuring Transactions
Set forth below, for illustrative purposes only, are three scenarios, as of March 10, 2021, that indicate the effect that the Restructuring Transactions could have on our existing stockholders following the Restructuring Transactions. All numbers are approximated for illustrative purposes only and include the RDO Shares.
Scenario A.   95% of the outstanding Old Notes are tendered in the Exchange Offer. $20 million of rights in the Rights Offering are exercised for new Notes.
Scenario B.   97.5% of the outstanding Old Notes are tendered in the Exchange Offer. $35 million of rights in the Rights Offering are exercised and equally split between New Notes and shares of Common Stock.

Scenario C.   All outstanding Old Notes are tendered in the Exchange Offer. All rights in the Rights Offering are exercised for shares of Common Stock.
The following table details the beneficial ownership of our existing shareholders under the three scenarios described above.
	Beneficial Ownership Pre-Transaction		Beneficial Ownership Post-Transaction (Pre-Conversion of New Notes)		Beneficial Ownership Post-Transaction (Post-Conversion of New Notes)
Scenario	Shares(1)	Percentage	Shares(1)	Percentage	Shares(1)	Percentage
A	17.960	100%	17.960	100%	58.750	30.57%
B	17.960	100%	25.110	71.53%	65.914	27.25%
C	17.960	100%	38.388	46.79%	71.456	25.13%

(1) In millions.

THE EXCHANGE OFFER AND THE CONSENT SOLICITATION
General
ION is offering to each Holder of Old Notes, upon the terms and subject to the conditions set forth in this Prospectus, to exchange its Old Notes for New Notes.
The New Notes will have the terms as described in “Description of the New Notes.”
The consummation of the Exchange Offer and the Consent Solicitation are subject to the satisfaction or waiver of a number of conditions as set forth in this Prospectus. See “Conditions of the Exchange Offer and the Consent Solicitation.”
Validly tendered Old Notes may not be withdrawn subsequent to the Withdrawal Deadline, subject to limited exceptions. If, after the Withdrawal Deadline, the Issuer (i) reduces the principal amount of Old Notes subject to the Exchange Offer, (ii) reduces the Exchange Consideration for the Old Notes or (iii) is otherwise required by law to permit withdrawals, then previously tendered Old Notes may be validly withdrawn within a reasonable period under the circumstances after the date that notice of such reduction or permitted withdrawal is first published or given or sent to Holders of the Old Notes by the Issuer. Subject to the consent of the Supporting Parties. The Issuer may extend the Expiration Time without extending the Withdrawal Deadline unless otherwise required by law.
All Old Notes validly tendered in accordance with the procedures set forth under “Procedures for Tendering Old Notes and Delivering Consents” and not validly withdrawn or revoked in accordance with the procedures set forth under “Withdrawal of Tenders” at or prior to the Expiration Time, will, upon the terms and subject to the conditions hereof, be accepted by the Issuer.
In the event of a termination of the Exchange Offer prior to the Settlement Date, no Exchange Consideration will be delivered on the Settlement Date, and the Old Notes tendered pursuant to the Exchange Offer will be promptly returned to the tendering Holders.
We or our affiliates may acquire any Old Notes that are not tendered in the Exchange Offer through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemption or otherwise, upon such terms and at such prices as we may determine, which may be more or less than the consideration to be received by participating Holders in the Exchange Offer and, in either case, could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof we or our affiliates may choose to pursue in the future.
In conjunction with the Exchange Offer, we are soliciting Consents for the Proposed Amendments. We must receive Consents by Holders representing at least 66 2/3% of the outstanding principal amount of the Old Notes to adopt the Proposed Amendments. Any Old Notes owned by the Issuer or any of its affiliates will be disregarded in determining whether holders of the required principal amount of Old Notes have consented to the Proposed Amendments. If the Requisite Consents are delivered, we, the guarantors, the Old Notes Collateral Agent, and the Old Notes Trustee, will enter into the Supplemental Indenture to give effect to the Proposed Amendments; provided, however, that the Proposed Amendments will not become operative until the Settlement Date. Holders of Old Notes may not tender Old Notes in the Exchange Offer without delivering the related Consents, and Holders of Old Notes may not deliver Consents without tendering the related Old Notes in the Exchange Offer. Old Notes may not be withdrawn from the Exchange Offer and the related Consents may not be revoked from the Consent Solicitation after the Withdrawal Deadline, subject to applicable law and certain other exceptions. See “Proposed Amendments.” As the Supporting Parties represent more than 66 2/3% of the Old Notes, the Issuer expects to receive the Requisite Consents in the Consent Solicitation.
The Exchange Offer and the Consent Solicitation are conditioned upon the valid tender of Old Notes (which are not validly withdrawn) in an aggregate principal amount of at least 95% of the aggregate principal amount outstanding of such Old Notes.
Exchange Consideration; Early Participation Payment
Holders who validly tender (and do not validly withdraw) their Old Notes at or prior to the Expiration Time will be eligible to receive the Exchange Consideration.

Subject to the conditions set forth in this Prospectus, Holders who validly tender (and do not validly withdraw) their Old Notes prior to the Early Tender Time will be eligible to receive the Early Participation Payment in addition to the Exchange Consideration.
On the Settlement Date the Company will issue the New Notes, pay the Early Participation Payment to Holders who have validly tendered (and not validly withdrawn) their Old Notes in the Exchange Offer at or prior to the Early Tender Time, and pay the Exchange Consideration to Holders who have validly tendered (and not validly withdrawn) their Old Notes in the Exchange Offer at or prior to the Expiration Time. Holders whose Old Notes are accepted for exchange will also receive payment of accrued and unpaid interest on such Old Notes to, but not including, the Settlement Date, as set forth under “Acceptance of Old Notes; Accrual of Interest — Accrued Interest.”
Restructuring Support Agreement
Pursuant to the terms of the Restructuring Support Agreement, as amended and restated, certain Holders that hold in aggregate approximately 90% of the aggregate principal amount of outstanding Old Notes have agreed, subject to the terms and conditions set forth therein, to tender (and not withdraw) at or prior to the Expiration Time all Old Notes held by the Supporting Parties in the Exchange Offer (and, accordingly, deliver Consents in respect of all such Old Notes). Additionally, the Company has entered into a letter agreement with Mr. James M. Lapeyre, Jr. pursuant to which Mr. Lapeyre has agreed to tender his Old Notes in the Exchange Offer as a part of the Restructuring Transactions, resulting in a tender rate of 92%. As the Supporting Parties and Mr. Lapeyre together represent more than 66 2/3% of the Old Notes, the Issuer expects to receive the Requisite Consents in the Consent Solicitation.
The Supporting Parties’ obligations with respect to the Restructuring Support Agreement are conditioned upon our agreement not to waive or amend certain conditions to the consummation of the Exchange Offer set forth herein (including the execution of the Credit Agreement Amendment and the Minimum Tender Condition) without the prior written consent of the Supporting Parties in accordance with the terms of the Restructuring Support Agreement, subject to certain exceptions.
Extension or Amendment
Subject to applicable law and certain consent rights of the Supporting Parties, the Issuer expressly reserves the right, at its sole discretion, at any time and from time to time, and regardless of whether any events preventing satisfaction of the conditions to the Exchange Offer and the Consent Solicitation shall have occurred or shall have been determined by the Issuer to have occurred, to extend the period during which the Exchange Offer and the Consent Solicitation is open by giving written notice of such extension to the Information and Exchange Agent and by making public disclosure by press release or other appropriate means of such extension to the extent required by law. During any extension and irrespective of any amendment to the Exchange Offer and the Consent Solicitation, all Old Notes previously tendered and not validly withdrawn will remain subject to the Exchange Offer and will, subject to the terms and conditions of the Exchange Offer, be accepted by the Issuer. See also “— Announcements.”
We reserve the right, subject to applicable law, to amend the Exchange Offer and the Consent Solicitation at any time or to amend or modify the Minimum Tender Condition, the Exchange Consideration or any other terms applicable to the Old Notes. Any waiver, amendment or modification of the Exchange Offer and the Consent Solicitation will apply to all Old Notes tendered pursuant to the Exchange Offer and the Consent Solicitation. If we make a change that we determine to be material in any of the terms of the Exchange Offer or waive a condition of the Exchange Offer and the Consent Solicitation that we determine to be material, we will give oral (to be confirmed in writing) or written notice of such amendment or such waiver to the Information and Exchange Agent and will disseminate additional Exchange Offer and Consent Solicitation documents and extend the Exchange Offer and the Consent Solicitation and any withdrawal or revocation rights as we determine necessary and to the extent required by law. We may terminate the Exchange Offer and Consent Solicitation if any condition is not satisfied on or prior to the Expiration Time. There can be no assurance that we will exercise our right to extend, terminate or amend the Exchange Offer and the Consent Solicitation.

Announcements
Any extension or amendment of the Exchange Offer and the Consent Solicitation will be followed promptly by announcement thereof such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Early Tender Time, Withdrawal Deadline or Expiration Time, as applicable. Without limiting the manner in which the Issuer may choose to make such announcement, the Issuer will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by making a release to an appropriate news agency or another means of announcement that the Issuer deems appropriate. See also “— Extension or Amendment.”
Certain Matters Relating to Compliance with Securities Law in Non-U.S. Jurisdictions
Countries outside the United States may have their own legal requirements that govern securities offerings made to persons resident in those countries and may impose requirements about the form, content and process of offers made to the general public. We have not to date taken any action under such non-U.S. regulations. Non-U.S. Holders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the New Notes that may apply in their home countries or if the participation would result in a requirement for us to make any deliveries, filings or registrations. We and the Dealer Manager cannot provide any assurance about whether such limitations may exist. The Dealer Manager is only acting as dealer manager for the Exchange Offer in the United States and, if eligible, in Canada. In addition, in some non-U. S. jurisdictions there may be restrictions on the ability of a holder to transfer New Notes received in the Exchange Offer.
Notice to Prospective Investors in the European Economic Area and the United Kingdom
The New Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”): (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II or (iii) not a qualified investor as defined Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by in Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the New Notes or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the New Notes or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPs Regulation.
This Prospectus has been prepared on the basis that any offer of New Notes in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. This Prospectus is not a prospectus for the purposes of the Prospectus Regulation.
References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.
The above selling restriction is in addition to any other selling restrictions set out below.
Notice to Prospective Investors in the United Kingdom
This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or cause to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Acceptance of Old Notes; Accrued Interest
If the conditions to the Exchange Offer are satisfied, or if the Issuer waives all of the conditions that have not been satisfied, the Issuer will accept for exchange on the Settlement Date, after the Issuer receives an Agent’s Messages (as defined below) with respect to any and all of the Old Notes validly tendered (and not validly withdrawn), the Old Notes to be exchanged by notifying the Information and Exchange Agent of the Issuer’s acceptance, subject to the terms and conditions set forth in the Exchange Offer. The notice may be oral if the Issuer promptly confirms such notice in writing.
We expressly reserve our right, in our sole discretion, to delay acceptance for exchange of Old Notes tendered under the Exchange Offer (subject to Rule 14e-l(c) under the Exchange Act, which requires that ION issue the offered consideration or return the Old Notes deposited pursuant to the Exchange Offer promptly after termination or withdrawal of the Exchange Offer), or to terminate the Exchange Offer and not accept any Old Notes not previously accepted, (1) if any of the conditions to the Exchange Offer shall not have been satisfied or properly waived by the Issuer or (2) in order to comply in whole or in part with any applicable law.
In all cases, the Exchange Consideration will be delivered only after timely receipt by the Information and Exchange Agent of (1) timely Book Entry Confirmation of the Old Notes into the Information and Exchange Agent’s account at DTC, and (2) an Agent’s Message. The Exchange Offer is scheduled to expire on the Expiration Time, unless extended by the Issuer, at its sole discretion, subject to certain consent rights of the Supporting Parties.
For purposes of the Exchange Offer, we will have accepted validly tendered (and not validly withdrawn) Old Notes, if, as and when we give oral or written notice to the Information and Exchange Agent of our acceptance of the Old Notes for exchange pursuant to the Exchange Offer. In all cases, exchange of, and payment for. Old Notes pursuant to the Exchange Offer will be made by the deposit of any Settlement Consideration with the Information and Exchange Agent, which will act as your agent for the purposes of delivering New Notes to you. If, for any reason whatsoever, acceptance for exchange of any Old Notes tendered pursuant to the Exchange Offer is delayed or we extend the Exchange Offer, then, without prejudice to the Issuer’s rights set forth herein, we may instruct the Information and Exchange Agent to retain tendered Old Notes, and those Old Notes may not be withdrawn, subject to the limited circumstances described in “Withdrawal of Tenders” below.
The Old Notes may be tendered only in principal amounts equal to minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. No alternative, conditional or contingent tenders will be accepted. Holders who tender less than all of their Old Notes must continue to hold Old Notes in the minimum authorized denomination of $2,000 principal amount.
ION will pay or cause to be paid all transfer taxes with respect to the tender of any Old Notes and the issuance of New Notes.
Accrued Interest
On the Settlement Date, each Holder whose Old Notes are exchanged in the Exchange Offer will receive accrued and unpaid interest in cash on such Holder’s tendered Old Notes exchanged for New Notes up to but not including the Settlement Date but will not otherwise recover additional amounts in respect of accrued interest in such Old Notes.
Interest on the New Notes will accrue from (and including) the Settlement Date.

Procedures for Tendering Old Notes and Delivering Consents
In order to participate in the Exchange Offer, you must validly tender your Old Notes to the Information and Exchange Agent as further described below. It is your responsibility to validly tender your Old Notes. The Issuer has the right to waive any defects. However, the Issuer is not required to waive defects and is not required to notify you of defects in your tender.
The tender of Old Notes pursuant to the Exchange Offer in accordance with the procedures described below will be deemed to constitute a delivery of a Consent to the Proposed Amendments and to the execution and delivery of the Supplemental Indenture. Holders of Old Notes who tender their Old Notes pursuant to the Exchange Offer are obligated to deliver their Consents to the Proposed Amendments and to the execution and delivery of the Supplemental Indenture. Holders of Old Notes may not deliver Consents without tendering their Old Notes pursuant to the Exchange Offer.
If you have any questions or need help in tendering your Old Notes, please contact the Information and Exchange Agent whose address and telephone number are listed on the back cover of this Prospectus.
Proper Tender of Old Notes
Except as set forth below with respect to ATOP procedures, for a Holder to validly tender Old Notes pursuant to the Exchange Offer, an Agent’s Message must be received by the Information and Exchange Agent at the address or facsimile number set forth on the back cover of this Prospectus at or prior to the Expiration Time (or the Early Tender Time, if the Holder wishes to tender by the Early Tender Time) and, in the case of tendered Old Notes, the Old Notes must be transferred pursuant to the procedures for book-entry transfer described below and a Book-Entry Confirmation must be received by the Information and Exchange Agent at or prior to the Expiration Time (or the Early Tender Time, if the Holder wishes to tender by the Early Tender Time).
In all cases, exchanges of Old Notes validly tendered and accepted pursuant to the Exchange Offer will be made only after timely receipt by the Information and Exchange Agent of (1) a Book-Entry Confirmation with respect to such Old Notes and (2) an Agent’s Message.
Tender of Old Notes Held in Physical Form
We do not believe any Old Notes exist in physical form. If you believe you hold Old Notes in physical form, please contact the Information and Exchange Agent regarding procedures for participating in the Exchange Offer.
Tendering Old Notes Held Through a Custodian
Any holder whose Old Notes are held by a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender Old Notes should contact such custodial entity promptly and instruct such custodial entity to tender the Old Notes on such holder’s behalf.
Book-Entry Transfer
The Information and Exchange Agent has or will establish an account with respect to the Old Notes at DTC for purposes of the Exchange Offer, and any financial institution that is a participant in the DTC system and whose name appears on a security position listing as the record owner of the Old Notes may make book-entry delivery of Old Notes by causing DTC to transfer the Old Notes into the Information and Exchange Agent’s account at DTC in accordance with DTC’s procedure for transfer. Although delivery of Old Notes may be effected through book-entry transfer into the Information and Exchange Agent’s account at DTC, an Agent’s Message with respect to the Old Notes must be transmitted to and received by the Information and Exchange Agent at or prior to the Expiration Time (or the Early Tender Time, if the Holder wishes to tender by the Early Tender Time).
Tender of Old Notes Through ATOP
DTC participants may electronically transmit their acceptance of the Exchange Offer through ATOP, for which the transaction will be eligible. In accordance with ATOP procedures, DTC will then verify the acceptance of the Exchange Offer and send an Agent’s Message to the Information and Exchange Agent for its acceptance.

An “Agent’s Message” is a message transmitted by DTC, received by the Information and Exchange Agent and forming part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgement from you that you have received the Exchange Offer documents.
If a Holder of Old Notes transmits its acceptance through ATOP, delivery of such tendered Old Notes must be made to the Information and Exchange Agent pursuant to the book-entry delivery procedures set forth herein. Unless such holder delivers the Old Notes being tendered to the Information and Exchange Agent, the Issuer may, at its option, treat such tender as defective for purposes of delivery of acceptance for exchange. Delivery of documents to DTC does not constitute delivery to the Information and Exchange Agent. If you desire to tender your Old Notes on the day that the Early Tender Time or Expiration Time occurs, you must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on such date. The Issuer will have the right, which may be waived, to reject the defective tender of Old Notes as invalid and ineffective.
We have not provided guaranteed delivery procedures in conjunction with the Exchange Offer or under any of the Exchange Offer documents or other Exchange Offer materials provided therewith. Holders must timely tender their Old Notes in accordance with the procedures set forth in the Exchange Offer documents.
There is no letter of transmittal for the Exchange Offer. Holders must tender Old Notes through DTC’s ATOP procedures.
Effect of Tender
Any tender by a Holder, and the Issuer’s subsequent acceptance of that tender, of Old Notes will constitute a binding agreement between that Holder and the Issuer upon the terms and subject to the conditions of the Exchange Offer described herein. The participation in the Exchange Offer by a tendering Holder of Old Notes will constitute the agreement by that Holder to deliver good and marketable title to the tendered Old Notes, free and clear of any and all liens, restrictions, charges, pledges, security interests, encumbrances or rights of any kind of third parties.
Representations, Warranties and Covenants of Holders of Old Notes
Upon a valid tender of Old Notes and transmission of an Agent’s Message to the Information and Exchange Agent, a Holder will, subject to that Holder’s ability to withdraw its tender and subject to the terms and conditions of the Exchange Offer, be deemed, among other things, to:
(1)
irrevocably sell, assign and transfer to or upon the Issuer’s order or the order of the Issuer’s nominee all right, title and interest in and to, and any and all claims in respect of or arising or having arisen as a result of the Holder’s status as a holder of, all Old Notes tendered thereby, such that thereafter the Holder shall have no contractual or other rights or claims in law or equity against the Issuer or any fiduciary, trustee, fiscal agent or other person connected with the Old Notes arising under, from or in connection with those Old Notes, other than the Exchange Consideration, as applicable, and accrued and unpaid interest as expressly provided in this Prospectus;

(2)
waive any and all rights with respect to the Old Notes tendered thereby, including, without limitation, any existing or past defaults and their consequences in respect of those Old Notes, other than the Exchange Consideration, as applicable, and accrued and unpaid interest as expressly provided in this Prospectus;

(3)
direct and authorize the Old Notes Trustee and Old Notes Collateral Agent to: (i) execute the Supplemental Indenture; (ii) terminate the Existing Intercreditor Agreement (as defined in the Supplemental Indenture); (iii) release the security interest in the collateral, as provided in the Supplemental Indenture or may be effected by the amendments therein; and (iv) take any other actions incidental to or otherwise contemplated by the Exchange Offer, the Supplemental Indenture, or the termination of the Existing Intercreditor Agreement; and

(4)
release and discharge the Issuer, the guarantors of the Old Notes, the Old Notes Collateral Agent, and the Old Notes Trustee from any and all claims that the Holder may have, now or in the future, arising out of or related to the Old Notes tendered thereby, including, without limitation, any claims that the Holder is entitled to receive additional principal or interest payments with respect to the Old Notes tendered thereby, other than the Exchange Consideration, as applicable, and accrued and unpaid interest as expressly provided in this Prospectus, or to participate in any redemption or defeasance of the Old Notes tendered thereby.
In addition, each Holder of Old Notes validly tendered in the Exchange Offer upon transmission of an Agent’s Message to the Information and Exchange Agent will be deemed to represent, warrant and agree that:
(1)
it has received this Prospectus as a Holder and has reviewed it;

(2)
it is the beneficial owner of, or a duly authorized representative of one or more beneficial owners of, the Old Notes tendered thereby, and it has full power and authority to tender such Old Notes and deliver the related Agent’s Message;

(3)
the Old Notes being tendered thereby were owned as of the date of tender, free and clear of any liens, restrictions, charges and encumbrances of any kind, and the Issuer will acquire good title to those Old Notes, free and clear of all Liens, restrictions, charges and encumbrances of any kind, when the Issuer accepts the same;

(4)
it will not sell, pledge, hypothecate or otherwise encumber or transfer any Old Notes tendered thereby from the date of such tender, and any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

(5)
it is not a person to whom it is unlawful to make an invitation to tender pursuant to the Exchange Offer under applicable law, and it has observed (and will observe) the laws of all relevant jurisdictions in connection with its tender;

(6)
it will, upon request, execute and deliver any additional documents deemed by the Information and Exchange Agent or the Issuer to be necessary or desirable to complete the sale, assignment and transfer of the Old Notes tendered hereby;

(7)
the deemed representations, acknowledgements and agreements under the heading “Certain ERISA Considerations” in this Prospectus are true and correct and are made and confirmed in all respects;

(8)
in evaluating the Exchange Offer and in making its decision whether to participate in the Exchange Offer by tendering its Old Notes and transmitting an Agent’s Message to the Exchange Agent, it has made its own independent appraisal of the matters referred to in this Prospectus and in any related communications and it is not relying on any statement, representation or warranty, express or implied, made to it by us, the Information and Exchange Agent or the Dealer Manager, other than those contained in this Prospectus, as amended or supplemented through the Expiration Time; and

(9)
it hereby irrevocably constitutes and appoints the Information and Exchange Agent as the true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that the Information and Exchange Agent also acts as the agent of the Issuer), with full powers of substitution and revocation (such power-of-attorney being deemed to be an irrevocable power coupled with an interest), to (i) present the Old Notes and all evidences of transfer and authenticity to, or transfer ownership of, the Old Notes on the account books maintained by Euroclear Bank S.A./N.V. as operator of the Euroclear System (“Euroclear’’), Clearstream Banking, Société anonyme (“Clearstream’’), or DTC to, or upon the order of, the Issuer, (ii) present the Old Notes for transfer of ownership on the books of the relevant security register and (iii) receive all benefits and otherwise exercise all rights of beneficial ownership of the Old Notes all in accordance with the terms of and conditions to the Exchange Offers as set forth in this Prospectus.

The representations, warranties and agreements of a Holder tendering Old Notes will be deemed to be repeated and reconfirmed on and as of the Early Tender Time, the Withdrawal Time, the Expiration Time, the Expiration Time and the Settlement Date, as applicable. All authority conferred or agreed to by a tender of

Old Notes and transmission of an Agent’s Message to the Information and Exchange Agent shall not be affected by, and shall survive, the death or incapacity of the person making such tender and transmission, and every obligation of such person shall be binding upon such person’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives.
Notice to Canadian Holders
In order to participate in the Exchange Offer, holders of Old Notes located in Canada are required to complete, sign and submit to the Information and Exchange Agent a Canadian Certification Form. The New Notes may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the New Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this Prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Determination of Validity
All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tendered Old Notes pursuant to the procedures described above, and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Issuer at its sole discretion, which determination will be final and binding. The Issuer reserves the absolute right to reject any or all tenders of any Old Notes determined by the Issuer not to be in proper form, or if the acceptance of or exchange of such Old Notes may, in the opinion of the Issuer’s counsel, be unlawful. The Issuer also reserves the right to waive any conditions to the Exchange Offer that the Issuer is legally permitted to waive.
Your tender will not be deemed to have been properly made until all defects or irregularities in your tender have been cured or waived. None of the Issuer, the Information and Exchange Agent, the Old Notes Trustee, the Old Notes Collateral Agent, the New Notes Trustee or any other person or entity is under any duty to give notification of any defects or irregularities in any tender or withdrawal of any Old Notes or will incur any liability for failure to give any such notification.
PLEASE SEND ALL MATERIALS TO THE INFORMATION AND EXCHANGE AGENT AND NOT TO ION, THE OLD NOTES TRUSTEE, THE OLD NOTES COLLATERAL AGENT, THE NEW NOTES TRUSTEE OR THE DEALER MANAGER.
Withdrawal of Tenders
Tenders of Old Notes may be validly withdrawn at any time at or prior to the Withdrawal Deadline. Tendered Old Notes may not be withdrawn subsequent to the Withdrawal Deadline except as described below. If after the Withdrawal Deadline, the Issuer (i) reduces the principal amount of Old Notes subject to the Exchange Offer, (ii) reduces the Exchange Consideration for the Old Notes or (iii) is otherwise required by law to permit withdrawals, then previously tendered Old Notes may be validly withdrawn within a reasonable period under the circumstances after the date that notice of such reduction or permitted withdrawal is first published or given or sent to Holders of the Old Notes by the Issuer. The Issuer may extend the Expiration Time without extending the Withdrawal Deadline, unless otherwise required by law.
In the event of a termination of the Exchange Offer prior to the Settlement Date, no Exchange Consideration will be delivered on the Settlement Date, and the Old Notes tendered pursuant to the Exchange Offer will be promptly returned to the tendering Holders.

Old Notes validly withdrawn may thereafter be retendered at any time at or prior to the Expiration Time by following the procedures described herein; provided, however, that if a Holder’s Old Notes are not properly retendered pursuant to the Exchange Offer at or prior to the Expiration Time, such Holder will not receive the Exchange Consideration.
Subject to applicable regulations of the SEC, if, for any reason whatsoever, acceptance for exchange of, or exchange of, any Old Notes tendered pursuant to the Exchange Offer is delayed (whether before or after the Issuer’s acceptance for exchange of Old Notes) or the Issuer extends the Exchange Offer, the Issuer may instruct the Information and Exchange Agent to retain tendered Old Notes, and those Old Notes may not be withdrawn, except to the extent that you are entitled to the withdrawal and revocation rights set forth herein.
To be effective, a written or facsimile transmission notice of withdrawal of a tender or a properly transmitted “Request Message” through DTC’s ATOP system for a withdrawal of a tender must:
•
be received by the Information and Exchange Agent at one of the addresses specified on the back cover of this Prospectus at or prior to the Withdrawal Deadline;

•
specify the name of the holder of the Old Notes to be withdrawn;

•
contain the description of the Old Notes to be withdrawn, the number of the account at DTC from which the Old Notes were tendered, the name and number of the account at DTC to be credited with the Old Notes withdrawn and the aggregate principal amount represented by such Old Notes; and

•
be signed by the DTC participant tendering such Old Notes through ATOP in the same manner as the participant’s name is listed in the applicable Agent’s Message.

If the Old Notes to be withdrawn have been delivered or otherwise identified to the Information and Exchange Agent, a signed notice of withdrawal is effective immediately upon receipt by the Information and Exchange Agent of written or facsimile transmission of the notice of withdrawal (or receipt of a Request Message) even if physical release is not yet effected. A withdrawal of Old Notes can only be accomplished in accordance with the foregoing procedures.
If you withdraw Old Notes, you will have the right to retender them at or prior to the Expiration Time (or the Early Tender Time, if you wish to tender by the Early Tender Time) in accordance with the procedures described above for tendering Old Notes. If the Issuer amends or modifies the terms of the Exchange Offer or the information concerning the Exchange Offer in a manner determined by the Issuer to constitute a material change to Holders of Old Notes, the Issuer will disseminate additional Exchange Offer materials and extend the period of the Exchange Offer, including any withdrawal rights, to the extent required by law and as the Issuer determines necessary. An extension of the Expiration Time will not affect a Holder’s withdrawal rights unless otherwise provided herein or in any additional Exchange Offer materials or as required by applicable law.
Conditions of the Exchange Offer and the Consent Solicitation
The Exchange Offer and the Consent Solicitation are subject to the satisfaction or waiver of the conditions as described below.
The consummation of the Exchange Offer and the Consent Solicitation is conditioned on the General Conditions, the execution of the Credit Agreement Amendment permitting the Exchange Offer, the Minimum Tender Condition and the effectiveness of the registration statement of which this Prospectus forms a part (which may not be waived). Subject to the terms of the Restructuring Support Agreement, the Issuer has the right, subject to applicable law, to terminate, amend or extend the Exchange Offer and the Consent Solicitation at any time and for any reason, including if any of the conditions described herein are not satisfied. The Issuer also has the right to waive any condition precedent to the Exchange Offer and the Consent Solicitation at its sole and absolute discretion.
Notwithstanding any other provisions of the Exchange Offer, the Issuer will not be required to accept for exchange or to exchange Old Notes validly tendered (and not validly withdrawn) pursuant to the Exchange

Offer, and may, at its sole discretion, terminate the Exchange Offer or delay or refrain from accepting for exchange or exchanging the Old Notes for any reason, including if the General Conditions shall not have been satisfied or waived.
General Conditions
The “General Conditions” mean that none of the following shall occur:
•
there shall have been instituted or threatened or be pending any action, proceeding, application, claim, counterclaim or investigation (whether formal or informal) (or there shall have been any material adverse development to any action, application, claim, counterclaim or proceeding currently instituted, threatened or pending) before or by any court, governmental, regulatory or administrative agency or instrumentality, domestic or foreign, or by any other person, domestic or foreign, in connection with the Exchange Offer or Consent Solicitation that, in the Issuer’s sole judgment, either (a) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects of ION, (b) would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer or Consent Solicitation or (c) would materially impair the contemplated benefits of the Exchange Offer or Consent Solicitation to ION or be material to Holders in deciding whether to accept the Exchange Offer or Consent Solicitation;

•
an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in the Issuer’s sole judgment, either (a) would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer or Consent Solicitation or (b) is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects of the Issuer;

•
there shall have occurred or be likely to occur any event or condition affecting the business or financial affairs of ION that in ION’s sole judgment, either (a) is, or is reasonably likely to be, materially adverse to its business, operations, properties, condition (financial or otherwise), income, assets, liabilities or prospects, (b) would or might prohibit, prevent, restrict or delay consummation of the Exchange Offer or Consent Solicitation, (c) would materially impair the contemplated benefits of the Exchange Offer or Consent Solicitation or (d) would result in a default under any material agreement of ION;

•
the Old Notes Trustee or the Old Notes Collateral Agent shall have objected in any respect to or taken action that is reasonably likely to adversely affect the consummation of the Exchange Offer or the Consent Solicitation in any significant manner, or shall have taken any action that challenges the validity or effectiveness of the procedures used by us in the making of any offer for some or all of the Old Notes pursuant to the Exchange Offer;

•
there exists, in ION’s sole judgment, any actual or threatened legal impediment to the acceptance for exchange of, or exchange of, the Old Notes; or

•
there has occurred (a) any general suspension of, or limitation on prices for, trading in securities in the United States securities or financial markets, (b) any significant adverse change in the market price for the Old Notes, (c) a material impairment in the trading market for debt securities, (d) a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States or other major financial markets, (e) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in the Issuer’s reasonable judgment, might affect the extension of credit by banks or other lending institutions, (f) a commencement of a war, armed hostilities, terrorist acts or other national or international calamity directly or indirectly involving the United States, (g) any epidemic, pandemic or disease outbreak (including COVID-19) or (h) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof.

In addition, our obligation to transfer the Exchange Consideration is conditioned upon our acceptance of Old Notes for exchange.

In conjunction with the Exchange Offer, we are soliciting Consents for the Proposed Amendments. We must receive Consents by Holders representing at least 66 2/3% of the outstanding principal amount of the Old Notes to adopt the Proposed Amendments. Any Old Notes owned by the Issuer or any of its affiliates will be disregarded in determining whether holders of the required principal amount of Old Notes have consented to the Proposed Amendments. If the Requisite Consents are delivered, we, the guarantors and the Old Notes Trustee will enter into the Supplemental Indenture to give effect to the Proposed Amendments; provided, however, that the Proposed Amendments will not become operative until the Settlement Date. Holders of Old Notes may not tender Old Notes in the Exchange Offer without delivering the related Consents, and Holders of Old Notes may not deliver Consents without tendering the related Old Notes. Old Notes may not be withdrawn from the Exchange Offer and the related Consents may not be revoked from the Consent Solicitation after the Withdrawal Deadline, subject to applicable law. See “Proposed Amendments.”
In order to amend the Old Notes Indenture, the Requisite Consents must be received and we, the guarantors, the Old Notes Collateral Agent, and the Old Notes Trustee must execute the Supplemental Indenture. We intend to cause the Information and Exchange Agent to deliver, on behalf of the Issuer, a certificate to the Old Notes Trustee and the Old Notes Collateral Agent (upon which the Old Notes Trustee and the Old Notes Collateral Agent will conclusively rely) certifying that the Requisite Consents have been obtained and that the Minimum Tender Condition has been satisfied. The Supplemental Indenture will be executed and delivered on or promptly following receipt of the Requisite Consents, but will not become operative until the Settlement Date. Only Holders of the Old Notes are entitled to deliver Consents. Pursuant to the Old Notes Indenture, the transfer of the Old Notes on the register for the New Notes will not have the effect of revoking any Consent previously given by the holder of those Old Notes and that Consent will remain valid by the person in whose name such Old Notes are then on the register for the New Notes.
These conditions are for our benefit and may be asserted by us or may be waived by us, including any action or inaction by us giving rise to any condition, in whole or in part at any time and from time to time, at our sole discretion. Under the Exchange Offer, if any of these events occur, subject to the termination rights described above, we may (i) return Old Notes tendered thereunder to you, (ii) extend the Exchange Offer and retain all tendered Old Notes until the expiration of the extended Exchange Offer, or (iii) amend the Exchange Offer in any respect by giving oral or written notice of such amendment to the Information and Exchange Agent and making public disclosure of such amendment to the extent required by law.
We have not made a decision as to what circumstances would lead us to waive any such condition, and any such waiver would depend on circumstances prevailing at the time of such waiver. Although we have no present plans or arrangements to do so, we reserve the right to amend, at any time, the terms of any Exchange Offer. We will give Holders notice of such amendments as may be required by applicable law.
Information and Exchange Agent
D.F. King & Co., Inc. has been appointed the information agent and the exchange agent for the Exchange Offer and the Consent Solicitation. All correspondence in connection with the Exchange Offer should be sent or delivered by each Holder of Old Notes, or a beneficial owner’s custodian bank, depositary, broker, trust company or other nominee, to the Information and Exchange Agent at the address and telephone numbers set forth on the back cover of this Prospectus. ION will pay the Information and Exchange Agent reasonable compensation for its services and will reimburse it for certain reasonable expenses in connection therewith. In connection with the Exchange Offer and the Consent Solicitation, the Company will also pay soliciting retail brokers a Soliciting Broker Fee and will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this Prospectus and related documents to the Holders of Old Notes and in handling or forwarding tenders of Old Notes and Consents by their customers.
Questions concerning tender procedures and requests for additional copies of this Prospectus should be directed to the Information and Exchange Agent at the address and telephone numbers set forth on the back cover of this Prospectus. Holders of Old Notes may also contact their custodian bank, depositary, broker, trust company or other nominee for assistance concerning the Exchange Offer.

Dealer Manager
In connection with the Exchange Offer and the Consent Solicitation, we have retained Oppenheimer & Co. Inc. to act as the dealer manager for the Exchange Offer and solicitation agent for the Consent Solicitation. We have agreed to pay the Dealer Manager customary fees and to reimburse the Dealer Manager for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities, including liabilities under U.S. federal securities laws, and to contribute to payments that it may be required to make in respect thereof. Except for any Soliciting Broker Fee, no fees or commissions have been or will be paid by us to any broker or dealer, other than the Dealer Manager, in connection with the Exchange Offer. The customary mailing and handling expenses incurred by brokers, dealers, banks, depositories, trust companies and other nominees or custodians forwarding material to their customers will be paid by the Issuer. The obligation of the Dealer Manager to perform such function are subject to certain conditions.
The Dealer Manager and its affiliates have from time to time provided and are currently providing certain commercial banking, financial advisory and investment banking services to the Issuer and its subsidiaries and affiliates for which they have received customary fees. The Dealer Manager was an initial purchaser in connection with the issuance of the Old Notes. Wilmington Savings Fund Society, FSB is the trustee under the Old Notes Indenture. In addition, affiliates of the Dealer Manager are lenders under our Credit Agreement and will receive customary fees in connection with the Credit Agreement Amendment. The Dealer Manager is serving as Dealer Manager to our concurrent Rights Offering and will receive customary fees in connection with the Rights Offering.
In the ordinary course of its business, the Dealer Manager or its affiliates may at any time hold long or short positions, and may trade for its own account or the accounts of customers, in debt or equity securities issued or guaranteed by the Issuer or its subsidiaries and affiliates, including the Old Notes and the New Notes and, to the extent that the Dealer Manager or its affiliates own Old Notes during the Exchange Offer, they may tender such Old Notes pursuant to the terms of the Exchange Offer. The Dealer Manager and their affiliates may from time to time in the future engage in future transactions with the Issuer and its subsidiaries and affiliates and provide services to them in the ordinary course of their respective businesses.
In connection with the Exchange Offer or otherwise, the Dealer Manager may purchase and sell the Old Notes and the New Notes in the open market to the extent permitted by applicable law. Affiliates of the Dealer Manager have a lending relationship with us, and the Dealer Manager or their affiliates routinely hedge, or may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the Dealer Manager and its affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the New Notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the New Notes offered hereby. Any of these transactions may have the effect of preventing or retarding a decline in the market prices of the Old Notes or the New Notes. Any such transactions may also cause the prices of the Old Notes or the New Notes to be higher than the prices that otherwise would exist in the open market in the absence of these transactions. The Dealer Manager may conduct these transactions in the over-the-counter market or otherwise. If the Dealer Manager commences any of these transactions, it may discontinue them at any time. The Dealer Manager is only acting as dealer manager for the Exchange Offer in the United States and, if eligible, in Canada.
The Dealer Manager may engage in stabilizing transactions in accordance with Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These stabilizing transactions may have the effect of raising or maintaining the market price of our Common Stock or preventing or retarding a decline in the market price of our Common Stock. As a result, the price of our Common Stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

USE OF PROCEEDS
We will not receive any cash proceeds from the Exchange Offer. The Old Notes validly tendered (and not validly withdrawn) in the Exchange Offer will be thereafter retired and cancelled and will not be reissued.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2020:
•
on a historical basis;

•
on an as adjusted basis, after giving effect to the Restructuring Transactions, including the Exchange Offer and the concurrent the issuance of securities in the Rights Offering; and

•
on an as further adjusted basis, after giving effect to the conversion of Notes issued in the Restructuring Transactions; and

•
on an as further adjusted basis, after giving effect to the Registered Direct Offering.

You should read this table in conjunction with “Risk Factors” included elsewhere in this Prospectus, as well as the historical consolidated financial statements and related notes incorporated by reference into this Prospectus. See “Where You Can Find More Information and Incorporation by Reference” located at the end of this Prospectus for more information.
(in thousands)
	As of December 31, 2020
	Actual	As Adjusted(1)	As Further Adjusted(2)	As Further Adjusted(3)
Cash and cash equivalents	$37,486	$40,305	$40,305	$50,142
Long-term debt (including current maturities)
Revolving Credit Facility	22,500	22,500	22,500	22,500
Old Notes	120,569	6,028	6,028	6,028
New Notes	—	122,368	—	—
Other debt	1,639	1,639	1,639	1,639
Total debt	144,708	152,535	30,167	30,167
Stockholders’ equity	(71,090)	(71,090)	51,278	61,115
Total capitalization	$73,618	$81,445	$81,445	$91,282

(1)
Reflects the issuance of $21,000 of Notes in the Rights Offering and $101,368 of Notes in the Exchange Offer, indicating a 95% participation level. Excludes impact of the dealer manager fee and other transaction expenses.

(2)
Reflects the conversion of $122,368 of Notes at a conversion price of $3.00.

(3)
Reflects the Registered Direct Offering.

SELECTED FINANCIAL DATA
Special Items Affecting Comparability
The selected consolidated financial data set forth below under “Historical Selected Financial Data” with respect to our consolidated statements of operations for 2020, 2019, 2018, 2017 and 2016, and with respect to our consolidated balance sheets at December 31, 2020, 2019, 2018, 2017 and 2016, have been derived from our audited consolidated financial statements.
Our results of operations and financial condition have been affected by restructuring activities, legal contingencies, severance expenses, amortization of government relief and impairments and write-downs of assets during the periods presented, which affect the comparability of the financial information shown. In particular, our results of operations for the fiscal years ended December 31, 2016 — 2020 time period were impacted by the following items (before tax):
	Years Ended December 31,
	2020	2019	2018	2017	2016
	(In thousands)
Cost of sales:
Write-down of multi-client data library	$(1,167)	$(9,072)	$—	$(2,304)	$—
Operating expenses:
Impairment of long-lived assets	$—	$—	$(36,553)	$—	$—
Impairment of goodwill	$(4,150)	$—	$—	$—	$—
Stock appreciation right awards (expense) credit and related expense	$2,493	$(2,910)	$(2,105)	$(6,141)	$—
Severance expense	$(3,103)	$(2,810)	$—	$—	$—
Other income (expense):
Reversal of (accrual for) loss contingency related to legal proceedings	$—	$—	$—	$(5,000)	$1,168
Recovery of INOVA bad debts	$—	$—	$—	$844	$3,983
Loss on bond exchange	$—	$—	$—	$—	$(2,182)
Amortization of government relief funding expected to be forgiven	$6,923	$—	$—	$—	$—
Income tax expense:
Valuation allowance on deferred tax assets	$(8,492)	$—	$—	$—	$—
The historical selected financial data shown below should not be considered as being indicative of future operations, and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

Historical Selected Financial Data
	Years Ended December 31,
	2020	2019	2018	2017	2016
	(In thousands, except for per share data)
Statement of Operations Data:
Net revenues	$122,674	$174,679	$180,045	$197,554	$172,808
Gross profit	41,657	60,022	59,620	75,639	36,032
Loss from operations	(14,589)	(24,459)	(54,272)	(8,699)	(43,171)
Net loss attributable to ION	(37,225)	(48,199)	(71,171)	(30,242)	(65,148)
Net loss per basic share	$(2.61)	$(3.41)	$(5.20)	$(2.55)	$(5.71)
Net loss per diluted share	$(2.61)	$(3.41)	$(5.20)	$(2.55)	$(5.71)
Weighted average number of common shares outstanding	14,272	14,131	13,692	11,876	11,400
Weighted average number of diluted shares outstanding	14,272	14,131	13,692	11,876	11,400
Balance Sheet Data (end of year):
Working capital	$(150,913)(a)	$(23,561)	$7,891	$(8,628)	$16,555
Total assets	193,593	233,194	292,552	301,069	313,216
Long-term debt(b)	143,731	121,459	121,741	156,744	158,790
Total (deficit) equity	(71,090)	(34,632)	7,824	30,806	53,398
Other Data:
Investment in multi-client data library	$27,247	$28,804	$28,276	$23,710	$14,884
Capital expenditures	1,121	2,411	1,514	1,063	1,488
Depreciation and amortization (other than multi-client data library)	3,997	3,657	8,763	16,592	21,975
Amortization of multi-client data library	22,299	39,541	48,988	47,102	33,335

(a)
Includes $120.6 million in aggregate principal amount outstanding of the Existing Second Lien Notes which mature on December 15, 2021.

(b)
Includes current maturities of long-term debt.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE
Not applicable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Note: The following should be read in conjunction with our Consolidated Financial Statements and related Footnotes to Consolidated Financial Statements that appear elsewhere in this Prospectus. References to “Footnotes” in the discussion below refer to the numbered Footnotes to Consolidated Financial Statements.
Executive Summary
Our Business
The terms “we,” “us” and similar or derivative terms refer to ION Geophysical Corporation and its consolidated subsidiaries, except where the context otherwise requires or as otherwise indicated.
We have been a leading technology innovator for over 50 years. While the traditional focus of our technology has been on the seismic industry, we are now broadening and diversifying our business into relevant adjacent markets such as E&P logistics and ports and harbors.
Our offerings are focused on improving subsurface knowledge to enhance E&P decision-making and enhancing situational awareness to optimize offshore operations. We serve customers in most major energy producing regions of the world from strategically located offices.
The Company is publicly listed on the New York Stock Exchange under the ticker IO. ION is headquartered in Houston, Texas with regional offices around the world.
We provide our services and products through two business segments — E&P Technology & Services and Operations Optimization.
For a full discussion of our business, see “Business.”
Going Concern and Existing Second Lien Notes Restructuring
As of December 31, 2020, we had $120.6 million in aggregate principal amount outstanding of our 9.125% Senior Secured Second Priority Notes due December 2021, which mature on December 15, 2021 (the “Existing Second Lien Notes”). The Existing Second Lien Notes, which are now classified as a current liability, raise substantial doubt about our ability to continue as a going concern within the next twelve months. Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. Accordingly, our consolidated financial statements exclude certain adjustments that might result if we are unable to continue as a going concern. If we are unable to repay, refinance or restructure our Existing Second Lien Notes, which could result in the acceleration of the maturity of the outstanding balance on our Credit Facility, our assets may not be sufficient to repay in full the amounts owed to holders of our Existing Second Lien Notes or to lenders under our Credit Facility.
To address the upcoming maturity of our Existing Second Lien Notes, we executed a Restructuring Support Agreement supported by holders of our Existing Second Lien Notes representing approximately 92% of the aggregate principal amount outstanding under our Existing Second Lien Notes, to effect certain restructuring transactions (the “Restructuring Transactions”), and we received stockholder approval of such Restructuring Transactions at a special meeting of stockholders held on February 23, 2021 (“the Special Meeting”). The Restructuring Transactions, as further discussed in “ Liquidity and Capital Resources” and in Footnote 1, “Summary of Significant Accounting Policies” of Footnotes to Consolidated Financial Statements, will allow us to extend the maturity of our Existing Second Lien Notes by four years to December 2025 by exchanging such notes for new convertible notes with a lower interest rate of 8% per annum. Accordingly, the consummation of the Restructuring Transactions and the conversion of the New Second Lien Notes, if converted, will have a substantial dilutive effect on our outstanding common stock. Shareholders will have the opportunity to participate in a concurrent rights offering to purchase the new convertible notes or our common stock in order to minimize dilution from the Restructuring Transactions. We anticipate the completion of the Restructuring Transactions by the end of March 2021.

We also entered into a restructuring support agreement with PNC Bank, National Association (“PNC”), the lender of our Credit Facility, (the “PNC Restructuring Support Agreement”) that will allow us, among others, to consummate and implement the Restructuring Transactions and waive any going concern event of default that would otherwise occur under our Credit Facility.
While we believe we will be successful in obtaining stockholders’ approval and executing the Restructuring Transactions, there can be no assurances regarding the ultimate success, timing or extent of any such funding, which are dependent upon a variety of factors, many of which are outside of our control. In addition, no assurance can be given that any funding from the Restructuring Transactions, if approved by stockholders and obtained at all, will be adequate to fulfill our obligations and operate our business. Consequently, we may be required to obtain additional funding whether through private or public equity transactions, debt financing or other capital sources. We may not be able to take such actions, if necessary, on commercially reasonable terms or at all. If additional funding cannot be obtained on a timely basis and on satisfactory terms, it will have an adverse effect on our business, financial condition and results of operations.
COVID-19 Business Impact and Response
The COVID-19 pandemic caused the global economy to enter a recessionary period, which may be prolonged and severe. During 2020, the exploration and production (“E&P”) industry faced the dual impact of demand deterioration from COVID-19 and market oversupply from increased production, which caused oil and natural gas prices to decline significantly for most of the year. Brent crude oil prices, which are most relevant to our internationally focused business, dropped 66% during the first quarter from $66 on January 1, 2020 to $23 on March 31, 2020. By the end of the second quarter, Brent crude oil prices rebounded to $41 per barrel, benefiting from increased global demand as pandemic restrictions started to ease and decreased production. Brent crude oil prices have remained relatively stable through the end of the year, increasing during the fourth quarter to end the year at $51 per barrel. Brent crude oil prices further increased to approximately $60 per barrel at the beginning of February 2021, which is consistent with prices a year ago. In an effort to stabilize oil prices by limiting supply, OPEC and other oil producing allies agreed to substantial production cuts throughout 2020 that were extended through March 2021.
While commodity prices can be volatile, the sharp decline throughout 2020 triggered E&P companies to reduce budgets by approximately 25%. Exploration offerings and data purchases are often discretionary and, therefore, receive disproportionately higher reductions than overall budget cuts. Consequently, there has been a material slowdown in offshore seismic spending since the second quarter of 2020, and while we are seeing signs that could improve, we expect the market to remain challenging in 2021. However, the challenging market also serves as a catalyst to drive necessary cost restructuring and digital transformation of the E&P ecosystem.
Our management expects continued portfolio rationalization and high grading as E&P companies seek to find the best return on investment opportunities to meet oil and gas demand in the next decade. Near-term, due to the impact of the COVID-19, project high grading will likely be more acute due to budget reductions. Over the last several years, we strategically shifted our portfolio closer to the reservoir, where revenue tends to be higher and more consistent. New Venture data acquisition offshore and Software and related personnel-based offshore services are expected to continue to be most impacted by COVID-19 travel restrictions. While offshore operations have been temporarily impacted by travel restrictions, we believe the demand for digitalization technologies will remain strong. In some cases, ION technology is expected to be more relevant and valuable in the current environment (for instance, offerings that facilitate remote working).
While 2020 revenues came in lower than prior year due to the repercussions of the oil price volatility in early 2020 and the ongoing uncertainty from the COVID-19 pandemic, we made progress executing our strategy. We continue to work closely with our clients to understand their revised plans and to scale our business appropriately. We partially mitigated the impact of the current macroeconomic environment by fully benefiting from the structural changes and associated cost reductions through salary cuts, reduced capital expenditures, renegotiation of our current leases and application for various government assistance programs, among others, that were outlined in detail in “Business” and Footnote 1 “Summary of Significant Accounting Policies” of Footnotes to Consolidated Financial Statements. The management plan reflects our continued focus on preserving cash and managing liquidity in the current uncertain macroeconomic environment. In the event our customers experience more extensive budget reductions and capital constraints further reducing demand for our services and products, resulting in deterioration of our revenues below our current forecasted levels, management may be required to update its plan by implementing further cost reductions and delaying capital investments. See “Business” and Footnote 1 “Summary of Significant Accounting Policies” of Footnotes to Consolidated Financial Statements for further details.
Impact to Our Business
Our 2020 results were consistent with our expectations of customer spend contraction related to COVID-19 demand deterioration and oil oversupply weighing on the commodity price early this year. In addition, we are fully benefiting from our cost reduction measures taken during the first half of 2020. Active priorities were further limited to improve focus and execution on strategic initiatives, and ultimately deliver better results to shareholders. Management believes we are better positioned to mitigate some of the immediate impacts of the market disruption given our lower cost basis and strategy execution progress.
In 2020, our total net revenues decreased by $52.0 million, or 30%, to $122.7 million for 2020 from $174.7 million for 2019. This decrease is primarily attributable to decline in our New Venture revenues due to delays in new program activity during the year as well as reduced E&P spending levels. The COVID-19 travel and border restrictions impacted the timing and availability of crews for new acquisition programs and delayed access to existing data for new reimaging programs.
Investments in our multi-client data library are dependent upon the timing of our new venture projects and the availability of underwriting by our customers. We continue to maintain high standards for underwriting new projects. Our asset light strategy enables us to scale our business to market conditions avoiding significant fixed costs and maintaining flexibility to manage the timing and amount of our capital expenditures.
In our E&P Technology & Services segment, our New Venture revenues decreased compared to 2019 due to delays in new program activity during the year. Our Data Library sales decreased slightly in 2020 compared to 2019 due to reduced E&P spending levels. Imaging and Reservoir Services revenues decreased due to lower proprietary tender activity and consistent with our strategy to preferentially utilize these resources to generate higher margin multi-client reimaging products. We invested $27.2 million in our multi-client data library during 2020, approximately $1.6 million and $1.0 million less compared to 2019 and 2018, respectively.
At December 31, 2020, our E&P Technology & Services segment backlog increased 4% to $19.7 million, compared with $18.9 million at December 31, 2019 primarily due to our entry in the 3D new acquisition market, and to a lesser extent, launching our Gemini extended frequency source. The majority of our backlog relates to our multi-client seismic programs and our proprietary Imaging and Reservoir Services work. We anticipate that the majority of our backlog will be recognized as revenue over the next twelve months.
Over the last five years, we have made an effort to diversify our offerings across the E&P life cycle and move closer to the reservoir, where capital investment tends to be higher and more consistent. Historically, our data library was largely 2D and exploration focused, which limited our revenues to approximately 3% of a $2.0 to $3.0 billion-dollar offshore multi-client market. In 2020, we entered the 3D multi-client new acquisition market, where revenue and earnings potential are at least five times a typical new 2D exploration program. This strategy shift builds on our 3D multi-client reimaging success and leverages our tier 1 imaging and new Gemini seismic source technology.
Within the Operations Optimization segment, the decrease in Optimization Software & Services revenues was due to COVID-19 related reduced seismic activity and associated services demand. Devices revenues decreased due to a decrease in sales of replacement marine equipment and repairs.
It is our view that technologies that add a competitive advantage through improved imaging, lower costs, higher productivity, or enhanced safety will continue to be valued in our marketplace. We believe that our newest technologies will continue to attract customer interest, because these technologies are designed to deliver those desirable attributes.

The sustained E&P shift to maintain capital discipline and deliver shareholder value has resulted in a leaner, more profitable environment. E&P management focus is now much more closely aligned with customers where emphasis is on value metrics such as return on investment and cash generation as opposed to volume metrics such as production or reserves growth.
International activity has been picking up while North America has slowed down. Sustainable structural changes have made offshore increasingly cost-competitive with shale, with improved payback timeframes. As a result, we are seeing investment start to flow offshore again, which aligns more favorably with ION’s strategy and portfolio. Oil and gas exploration remains competitive with the development of existing opportunities and assets, supporting the case for investment.
Historically, our revenue and EBITDA generation are lower in the first part of the year as customers tend to set budgets in the first quarter, then picks up as they firm up plans throughout the year. The last few years, E&P companies have remained focused on generating cash and shareholder returns prioritizing value over volume.
We expect continued activity to rationalize and high grade portfolios to maximize return on investment, and related data sales opportunities to fill knowledge gaps. With a strong focus on value generation, exploration spending remains very focused on specific geographic areas.
Key Financial Metrics
The table below provides (i) a summary of our net revenues for our company as a whole, and by segment, for 2020, 2019 and 2018, and (ii) an overview of other certain key financial metrics for our company as a whole and our two business segments on a comparative basis for 2020, 2019 and 2018

	Years Ended December 31,
	2020	2019	2018
	(In thousands)
Net revenues:
E&P Technology & Services:
New Venture	$10,798	$31,188	$69,685
Data Library	65,790	71,847	47,095
Total multi-client revenues	76,588	103,035	116,780
Imaging and Reservoir Services	15,179	22,543	19,740
Total	$91,767	$125,578	$136,520
Operations Optimization:
Optimization Software & Services	$14,137	$23,140	$21,129
Devices	16,770	25,961	22,396
Total	$30,907	$49,101	$43,525
Total net revenues	$122,674	$174,679	$180,045
Gross profit (loss)
E&P Technology & Services	$29,243(a)	$35,699(a)	$43,369
Operations Optimization	12,414	24,323	22,293
Segment gross profit	41,657	60,022	65,662
Other	—	—	(6,042)(f)
Total gross profit	$41,657	$60,022	$59,620
Gross margin:
E&P Technology & Services	32%	28%	32%
Operations Optimization	40%	50%	51%
Segment gross margin	34%	34%	36%
Other	—%	—%	(3)%
Total	34%	34%	33%
Income (loss) from operations:
E&P Technology & Services	$13,134(a)	$8,833(a)	$21,758
Operations Optimization	(4,556)(b)	8,189	7,295
Support and other	(23,167)(c)	(41,481)	(83,325)(g)
Total	$(14,589)	$(24,459)	$(54,272)
Operating margin:
E&P Technology & Services	14%	7%	16%
Operations Optimization	(15)%	17%	17%
Support and other	(19)%	(24)%	(46)%
Total	(12)%	(14)%	(30)%
Net loss attributable to ION	$(37,225)(d)	$(48,199)(e)	$(71,171)
Diluted net loss per common share	$(2.61)	$(3.41)	$(5.20)

(a)
Includes impairment of multi-client data library of $1.2 million and $9.1 million for 2020 and 2019, respectively.

(b)
Includes impairment of goodwill of $4.2 million for 2020.

(c)
Includes amortization of the government relief funding expected to be forgiven of $6.9 million, severance expense of $3.1 million and stock appreciation right awards credit of $2.5 million for 2020.

(d)
In addition to item (a), (b) and (c), also affecting net loss attributable to ION was the valuation allowance on our net deferred tax assets of $8.5 million and tax impact of $0.4 million related to the impairment of multi-client data library.

(e)
In addition to item (a), also affecting net loss attributable to ION for 2019 was the tax impact of $0.4 million related to the impairment of multi-client data library.

(f)
Primarily relates to depreciation expense of previously reported Ocean Bottom Integrated Technologies segment.

(g)
Includes loss from operations of previously reported Ocean Bottom Integrated Technologies segment of $11.1 million for 2019, which includes Other’s gross profit above, operating expenses of $5.1 million for 2018, stock appreciation right awards and related expenses of $2.1 million for 2018 and impairment charge of $36.6 million for 2018.

We intend that the following discussion of our financial condition and results of operations will provide information that will assist in understanding our consolidated financial statements, the changes in certain key items in those financial statements from year to year, and the primary factors that accounted for those changes. The financial results are reported in accordance with Generally Accepted Accounting Principles (“GAAP”). This discussion includes a comparison of our results of operations and liquidity and capital resources for 2020 and 2019. For the discussion of comparison of our results of operations and liquidity and capital resources for 2019 and 2018, refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations and Liquidity and Capital Resources” in our 2019 Annual Report on Form 10-K, which was filed with the SEC on February 6, 2020.
Results of Operations
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Our overall gross margin remained consistent at 34% for 2020 and 2019 as the impact of our cost-cutting initiatives offset most of the impact of the significant decline in revenues. Our total net revenues of $122.7 million for 2020 decreased $52.0 million, or 30%, compared to total net revenues of $174.7 million for 2019. Total operating expenses as a percentage of total net revenues for 2020 and 2019 were 46% and 48%, respectively. During 2020, our loss from operations was $14.6 million, compared to a loss of $24.5 million for 2019. Our net loss attributable to ION for 2020 was $37.2 million, or a loss of $2.61 per share, compared to net loss attributable to ION of $48.2 million or a loss of $3.41 per share for 2019.
Net Revenues, Gross Profits and Gross Margins
E&P Technology & Services — Net revenues for 2020 decreased by $33.8 million, or 27%, to $91.8 million, compared to $125.6 million for 2019. Within the E&P Technology & Services segment, total multi-client revenues were $76.6 million, a decrease of 26%. This decline is primarily driven by decreased New Venture net revenues resulting from reduced new program activity during 2020. Imaging and Reservoir Services net revenues were $15.2 million, a 33% decrease, attributable to lower proprietary tender activity and consistent with our strategy to preferentially utilize these resources to generate higher margin multi-client reimaging products.
Gross profit decreased by $6.5 million to $29.2 million, resulting in a 32% gross margin, for 2020 compared to $35.7 million, with a 28% gross margin, for 2019. The changes in gross profit primarily resulted from the decrease in New Venture net revenues partially offset by the cost cutting initiatives implemented during the first half of 2020 and lower multi-client data library impairment charge.
Operations Optimization — Net revenues for 2020 decreased by $18.2 million, or 37%, to $30.9 million, compared to $49.1 million for 2019. Optimization Software & Services net revenues decreased by $9.0 million, or 39%, to $14.1 million, compared to $23.1 million for 2019 due to reduced seismic activity and associated services demand resulting from COVID-19. Devices net revenues for 2020 decreased by $9.2 million, or 35%, to $16.8 million, compared to $26.0 million for 2019 due to lower sales of towed streamer equipment spares and repairs. Operations Optimization gross profit for 2020 of $12.4 million, resulting in a 40% gross margin, decreased by $11.9 million compared to $24.3 million, with a 50% gross margin, for 2019 were primarily due to decrease in net revenues as discussed above.
Operating Expenses
Research, Development and Engineering — Research, development and engineering expense decreased $6.0 million, or 32%, to $13.0 million, for 2020, compared to $19.0 million, for 2019. Decrease is primarily due to the cost cutting initiative implemented following the COVID-19 related market impact. We continue to invest in imaging algorithms and infrastructure, devices and software. We see significant long-term potential for investing in technologies that improve image quality, safety and productivity.
Marketing and Sales — Marketing and sales expense decreased $11.5 million, or 50%, to $11.7 million, for 2020, compared to $23.2 million, for 2019. This decrease was primarily due to the reduction of commission expense resulting from lower revenues as well as lower travel and tradeshow expenses resulting from the cost cutting initiative implemented following the COVID-19 related market impact.
General, Administrative and Other Operating Expenses — General, administrative and other operating expenses decreased $14.7 million, or 35% to $27.5 million for 2020 compared to $42.2 million for 2019. The decrease was primarily due to the reduction in expenses resulting from our cost cutting initiatives, including lower compensation and rent expenses.
Impairment of Goodwill — Impairment of goodwill was $4.2 million for 2020 compared to zero for 2019 resulting from an impairment charge recognized during the first quarter of 2020. See further discussion at Footnote 11 “Goodwill” of Footnotes to Consolidated Financial Statements.
Other Items
Interest Expense, net — Interest expense, net, was $13.8 million for 2020 compared to $13.1 million for 2019 due to increased borrowings during 2020. For additional information, please refer to “— Liquidity and Capital Resources — Sources of Capital” below.
Other Income (Expense), net — Other income for 2020 was $6.9 million compared to other expense of $1.6 million for 2019. The increase was primarily due to the amortization of government relief funding expected to be forgiven of $6.9 million. See Footnote 6 “Government Relief Funding” of Footnotes to Consolidated Financial Statements.
Income Tax Expense — Income tax expense for 2020 was $15.6 million compared to $8.1 million for 2019. The income tax expense for 2020 and 2019 primarily relates to profits generated by our non-U.S. businesses in Latin America. The income tax expense includes a $10.7 million non-cash valuation allowance established against our previously recognized deferred tax assets in our non-U.S. businesses. Of this amount, $8.5 million relates to the additional valuation allowance established in the fourth quarter as a result of the substantial doubt about our ability to continue as a going concern. Income tax expense has not been offset by the tax benefits on losses within the U.S. and other jurisdictions, from which we cannot currently benefit. Similarly, our effective tax rate for 2020 and 2019 was negatively impacted by the change in valuation allowance related to U.S. and foreign operating losses for which we cannot currently recognize a tax benefit. Due to the impact of the valuation allowances on tax expense, the Company’s effective tax rates are not meaningful for all periods presented. See further discussion of establishment of the deferred tax valuation allowance at Footnote 8 “Income Taxes” of Footnotes to Consolidated Financial Statements.
Liquidity and Capital Resources
Sources of Capital
At December 31, 2020, we had total liquidity of $44.9 million, consisting of $37.5 million in cash on hand (including net revolver borrowings of $22.5 million) and $7.4 million of available borrowing capacity under our Credit Facility. In recent years, our primary sources of funds have been cash flows generated from operations, existing cash balances, debt and equity issuances and borrowings under our Credit Facility. Our cash requirements include working capital requirements and cash required for our debt service payments, multi-client seismic data acquisition activities and capital expenditures. Working capital requirements are primarily driven by our investment in our (i) multi-client data library ($27.2 million in 2020) and (ii) royalty payments for multi-client sales. Our multi-client data library investment in 2020 includes $10.6 million of payments to our acquisition partners for seismic acquisition costs incurred in prior years. Approximately 30% of our accounts payable balance as of December 31, 2020 relates to amounts owed to our seismic acquisition partners. Also, our headcount has traditionally been a significant driver of our working capital needs. As a significant portion of our business is involved in the planning, processing and interpretation of seismic data services, one of our largest investments is in our employees, which involves cash expenditures for their salaries, bonuses, payroll taxes and related compensation expenses, including stock appreciation rights awards, typically in advance of related revenue billings and collections. Our working capital requirements may change from time to time depending upon many factors, including our operating results and adjustments in our operating plan in response to industry conditions, competition and unexpected events.
Existing Second Lien Notes Restructuring
To address the upcoming maturity of the $120.6 million in aggregate principal amount outstanding of our 9.125% Senior Secured Second Priority Notes, which mature on December 15, 2021 (the “Existing Second Lien Notes”) and to provide a mechanism to reduce our financial leverage in the future, we executed a Restructuring Support Agreement (the “Restructuring Support Agreement”) with holders of the Existing Second Lien Notes representing approximately 92% of the aggregate principal amount outstanding under our Existing Second Lien Notes (the “Supporting Noteholders”), pursuant to which we committed to use our reasonable efforts to effect the following transactions (collectively, the “Restructuring Transactions”):
(i)   an offer to exchange (the “Exchange Offer”) all outstanding Old Notes, for each $1,000 principal amount of such notes tendered, (a) $150 in cash and (b) $850 of New Notes, provided, however, that up to an aggregate of $20 million of New Notes exchange consideration may instead be paid in the form of Common Stock at the Company’s option for every dollar of Rights Offering proceeds raised from the issuance of Common Stock (the “Exchange Consideration”). Subject to the conditions described herein, the Company will pay $35, at the Company’s option, either in (I) cash, (II) Common Stock, based on $2.57 per share, or (III) New Notes, per $1,000 of principal amount of Old Notes to Holders who validly tender (and do not validly withdraw) their Old Notes at or prior to the Early Tender Time (the “Early Participation Payment”). Holders who tender their Old Notes at or prior to the Early Tender Time will be eligible to receive the Early Participation Payment in addition to the Exchange Consideration. Holders must tender their Old Notes at or prior to the Early Tender Time in order to be eligible to receive the Early Participation Payment; and
(ii)   the granting of the right to all holders of our common stock to participate in a rights offering (the “Rights Offering”) to subscribe for a pro rata share (with over-subscription rights) of up to $50.0 million of New Second Lien Notes issued at par, or common stock issued at the Deal Price.
In connection with the Rights Offering, as of March 2, 2021 we have entered into backstop agreements (the “Backstop Agreements”) with several parties (the “Backstop Providers”) pursuant to which the Backstop Providers have agreed, in the aggregate, to purchase in excess of $20,000,000 of Notes at par or shares of Common Stock at $2.57 per share (the “Backstop Commitment”). The Backstop Agreements are subject to customary terms and conditions, including payment, in principal amount of Notes or shares of Common Stock at $2.57 per share, of a backstop fee in an amount up to five percent (5%) of the Backstop Commitment. The Company has agreed to pay the backstop fee in kind. To complete the Rights Offering and effect the Restructuring Transactions, we must receive net proceeds of at least $20,000,000 from the Rights Offering. The current Backstop Commitment will allow us to satisfy this condition.
The “New Second Lien Notes” will accrue interest at the rate of 8.0% per annum, mature on December 15, 2025, be secured on a second-priority basis, subject to liens securing our obligations under its existing credit agreement, and unconditionally guaranteed by certain of our subsidiaries. Holders of the New Second Lien Notes may convert all or any portion of their notes at their option at any time prior to the maturity date. The initial conversion price of the New Second Lien Notes shall be $3.00 per share. We will have the right, on or after the 18 month anniversary of the issue date, to convert all or part of the outstanding New Second Lien Notes if our common stock has a 20 trading day VWAP of at least 175% of the conversion price then in effect which would currently equal to $5.25 per share. Holders of the New Second Lien Notes will also be entitled to certain voting rights and the right to designate two independent directors to our Board of Directors.
If the Restructuring Transactions are consummated, we could issue up to $151.7 million aggregate principal amount of New Second Lien Notes, which could be converted into 50.6 million shares of common stock, representing approximately 73.8% of the total shares of common stock outstanding following the Restructuring Transactions, including the RDO Shares. This excludes the shares of common stock subject to issuance pursuant to our Long-term Incentive Plan. The actual number of shares of common stock that could be issued as a result of the Restructuring Transactions may be different than the amount indicated, however, due to, among other things, the participation levels in both the Exchange Offer and the Rights Offering and our ability, any noteholders participating in the Exchange Offer, and any participants in the Rights Offering to elect to deliver or receive cash in certain circumstances. We anticipate the completion of the Restructuring Transactions in early April 2021.
We also entered into the PNC Restructuring Support Agreement that will allow us, among others, to consummate and implement the Restructuring Transactions and waive any going concern event of default that would otherwise occur under the Credit Facility.
We received stockholder approval of the Restructuring Transactions at a special meeting of stockholders held on February 23, 2021 (the “Special Meeting”).
While we believe we will be successful in obtaining stockholders’ approval and executing the Restructuring Transactions, there can be no assurances regarding the ultimate success, timing or extent of any such funding, which are dependent upon a variety of factors, many of which are outside of our control. In addition, no assurance can be given that any funding from the Restructuring Transaction, if approved by stockholders and obtained at all, will be adequate to fulfill our obligations and operate our business. Consequently, we may be required to obtain additional funding whether through private or public equity transactions, debt financing or other capital sources. We may not be able to take such actions, if necessary, on commercially reasonable terms or at all. If additional funding cannot be obtained on a timely basis and on satisfactory terms, it will have an adverse effect on our business, financial condition and results of operations.
Existing Second Lien Notes
At December 31, 2020, we had $120.6 million in aggregate principal amount outstanding of our 9.125% Senior Secured Second Priority Notes, which mature on December 15, 2021 (the “ Existing Second Lien Notes”). The Existing Second Lien Notes are senior secured second-priority obligations guaranteed by the Material U.S. Subsidiaries and the Mexican Subsidiary (each as defined above and herein below, with the reference to the Existing Second Lien Notes, the “Guarantors”). Interest on the Existing Second Lien Notes is payable semiannually in arrears on June 15 and December 15 of each year during their term, except that the interest payment otherwise payable on June 15, 2021 will be payable on December 15, 2021.
The April 2016 indenture governing the Existing Second Lien Notes contains certain covenants that, among other things, limits or prohibits our ability and the ability of our restricted subsidiaries to take certain actions or permit certain conditions to exist during the term of the Existing Second Lien Notes, including among other things, incurring additional indebtedness in excess of permitted indebtedness, creating liens, paying dividends and making other distributions in respect of our capital stock, redeeming our capital stock, making investments or certain other restricted payments, selling certain kinds of assets, entering into transactions with affiliates, and effecting mergers or consolidations. These and other restrictive covenants contained in the Existing Second Lien Notes Indenture are subject to certain exceptions and qualifications. All of our subsidiaries are currently restricted subsidiaries.
At December 31, 2020, we were in compliance with all of the covenants under the Existing Second Lien Notes.
On or after December 15, 2019, we may on one or more occasions redeem all or a part of the Existing Second Lien Notes at the redemption prices set forth below, plus accrued and unpaid interest and special interest, if any, on the Existing Second Lien Notes redeemed during the twelve-month period beginning on December 15th of the years indicated below:

Date	Percentage
2020	103.5%
2021	100.0%
To address the upcoming maturity of our Existing Second Lien Notes, we entered into a Restructuring Support Agreement with holders of the Existing Second Lien Notes representing approximately 92% of the aggregate principal amount outstanding under our Existing Second Lien Notes, in connection with the Restructuring Transactions as further discussed above and in Footnote 1 “Summary of Significant Accounting Policies.”
Revolving Credit Facility
On August 16, 2018, we and our material U.S. subsidiaries; GX Technology Corporation, ION Exploration Products (U.S.A.), Inc. and I/O Marine Systems, Inc. (the “Material U.S. Subsidiaries”), along with GX Geoscience Corporation, S. de R.L. de C.V., a limited liability company (Sociedad de Responsibilidad Limitada de Capital Variable) organized under the laws of Mexico, and a subsidiary of the Company (the “Mexican Subsidiary,”) (the Material U.S. Subsidiaries and the Mexican Subsidiary are collectively, the “Subsidiary Borrowers”, together with ION Geophysical Corporation are the “Borrowers”), the financial institutions party thereto, as lenders, and PNC, as agent for the lenders, entered into that certain Third Amendment and Joinder to Revolving Credit and Security Agreement (the “Third Amendment”), amending the Revolving Credit and Security Agreement, dated as of August 22, 2014 (as previously amended by the First Amendment to Revolving Credit and Security Agreement, dated as of August 4, 2015 and the Second Amendment to Revolving Credit and Security Agreement, dated as of April 28, 2016, the “Credit Agreement”). The Credit Agreement, as amended by the First Amendment, the Second Amendment and the Third Amendment is herein called, the “Credit Facility”).
The Credit Facility matures on August 16, 2023 and is subject to our retirement or extension of the maturity date of the Existing Second Lien Notes. If by September 15, 2021 we have not (1) repaid the Existing Second Lien Notes, (2) extended the maturity of the Existing Second Lien Notes to a date not earlier than October 31, 2023, or (3) submitted a written proposal summarizing our plan to either repay or extend the notes to the agent for the lenders (as defined in Footnote 5 “Long-term Debt” of Footnotes to Consolidated Financial Statements”) of the Credit Facility that has been approved by the agent, then the Credit Facility shall immediately become due and payable on such date.
We also entered into the PNC Restructuring Support Agreement that will allow us, among others, to consummate and implement the Restructuring Transactions and waive any going concern event of default that would otherwise occur under our Credit Facility.
The maximum amount available under the Credit Facility is the lesser of $50.0 million or a monthly borrowing base. The borrowing base under the Credit Facility will increase or decrease monthly using a formula based on certain eligible receivables, eligible inventory and other amounts, including a percentage of the net orderly liquidation value of our multi-client data library (not to exceed $28.5 million for the multi-client data library component). At December 31, 2020, there was $22.5 million outstanding indebtedness under the Credit Facility and the undrawn remaining borrowing base capacity was $7.4 million.
The Credit Facility requires us to maintain compliance with various covenants. At December 31, 2020, we are in compliance with all of the covenants under our Credit Facility. For further information regarding our Credit Facility see Footnote 5 “Long-term Debt” of Footnotes to Consolidated Financial Statements.
Government Relief Funding
On April 11, 2020, we entered into a Note Agreement with PNC amounting to $6.9 million pursuant to the Coronavirus Aid, Relief, and Economic Security Act’s (“CARES Act”) Paycheck Protection Program (the “PPP Loan”). Amounts outstanding under the PPP Loan will bear interest at 1% per annum beginning on the six-month anniversary of the date of the PPP Loan. Interest will be calculated based on the actual number of days that principal is outstanding over a year of 360 days. The PPP Loan matures in two years after the receipt of the loan proceeds.

During fourth quarter 2020, we applied to PNC for forgiveness of the amount due on the PPP Loan in an amount based on the sum of the following costs incurred by our U.S. operations during the 24-week period beginning on the date of first disbursement (for payroll costs, beginning on the date of the first pay period following disbursement; for non-payroll costs, beginning on the date of first disbursement) of the PPP Loan: (a) payroll costs; (b) any payment on a covered rent obligation; and (c) any covered utility payment. The amount of forgiveness shall be calculated (and may be reduced) in accordance with the requirements of the Paycheck Protection Program, including the provisions of Section 1106 of the CARES Act. The forgiveness amount will be subject to the Small Business Administration’s review. Any outstanding principal amount under the PPP Loan that is not forgiven shall convert to an amortizing term loan.
We recognized the PPP Loan following the government grant accounting by analogy to International Accounting Standards (“IAS”) 20, “Accounting for Government Grants and Disclosure of Government Assistance” (“IAS 20”). In accordance with IAS 20, a deferred income liability is recognized for the principal amount estimated to be forgiven and is amortized to other income on a systematic and rational basis. Any outstanding principal amount not expected to be forgiven is recognized as other debt. As we expect that the full amount of the PPP Loan will be forgiven, the entire $6.9 million was recognized as a deferred income liability during second quarter and fully amortized to other income in the consolidated statements of operations during the year, as the related expenses it was intended to offset were incurred from April 2020 to June 2020. If, despite our good-faith belief that given our circumstances we satisfied all eligible requirements for the PPP Loan, we are later determined to have not been in compliance with these requirements or it is otherwise determined that we were ineligible to receive the PPP Loan, we may be required to repay the PPP Loan in its entirety and/or be subject to additional penalties.
Disclosure of Guarantees
As discussed in Footnote 5 “Long-term Debt” of Footnotes to Consolidated Financial Statements, the Existing Second Lien Notes are senior secured second-priority obligations issued by ION Geophysical Corporation and are guaranteed by Guarantors, all of which are wholly-owned subsidiaries. The Existing Second Lien Notes contains certain covenants that, among other things, limits or prohibits us and the ability of our restricted subsidiaries to take certain actions or permit certain conditions to exist during the term of the Existing Second Lien Notes, including among other things, incurring additional indebtedness in excess of permitted indebtedness, creating liens, paying dividends and making other distributions in respect of ION Geophysical Corporation’s capital stock, redeeming ION Geophysical Corporation’s capital stock, making investments or certain other restricted payments, selling certain kinds of assets, entering into transactions with affiliates, and effecting mergers or consolidations.
The following is a description of the terms and conditions of the guarantees:
•
The Guarantors jointly and severally, unconditionally guarantees the payment of the principal, premium (if any) and interest on the Existing Second Lien Notes in full when due, whether at maturity, by acceleration or redemption. If we fail to make a scheduled payment, Guarantors will be jointly and severally obligated to pay the same immediately.

•
The guarantees are subject to release in the following circumstances: (i) the sale or disposition either through merger, consolidation or otherwise of the assets or capital stock of a Guarantor that does not violate the provisions of the indenture other than to us or any of our restricted subsidiary; or (ii) the designation of a Guarantor as an “Unrestricted Subsidiary” (All of ION Geophysical Corporations subsidiaries are currently restricted subsidiaries) or (iii) upon legal defeasance or covenant defeasance or (iv) upon liquidation or dissolution provided no default of event or (v) if consent is provided by an act of approximately 67% of our noteholders.

•
Each guarantee is limited to an amount that will not render the guarantee, as it relates to each Guarantor, voidable under applicable law relating to fraudulent conveyances or fraudulent transfers.

On the basis of historical financial information, operating history and other factors, we believe that each of the Guarantors, after giving effect to the issuance of its guarantee of the Existing Second Lien Notes when the guarantee was issued, was not insolvent and did not and has not incurred debts beyond its ability to pay such debts as they mature. We cannot predict, however, what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

The following tables includes the summarized financial information of ION Geophysical Corporation, the Guarantors, all other subsidiaries of ION Geophysical Corporation that are not Guarantors and the consolidating adjustments necessary to present ION Geophysical Corporation’s results on a consolidated basis.
	Year Ended December 31, 2020
Summarized Income Statement	ION Geophysical Corporation	The Guarantors	All Other Subsidiaries	Consolidating Adjustments	Total Consolidated
	(In thousands)
Total net revenues	$—	$81,513	$41,161	$—	$122,674
Gross profit		17,511	24,146	—	41,657
Income (loss) from operations	(22,726)	(2,382)	10,519	—	(14,589)
Equity earnings (losses)	(8,690)	10,324	—	(1,634)	—
Net income (loss)	(37,225)	(8,933)	10,680	(1,634)	(37,112)
	December 31, 2020
Summarized Balance Sheet	ION Geophysical Corporation	The Guarantors	All Other Subsidiaries	Consolidating Adjustments	Total Consolidated
	(In thousands)
ASSETS
Total current assets	$31,712	$22,607	$20,857	$—	$75,176
Investment in subsidiaries	837,220	284,984	—	(1,122,204)	—
Intercompany receivables	—	—	131,312	(131,312)	—
Total noncurrent assets	860,689	345,243	166,001	(1,253,516)	118,417
Total assets	$892,401	$367,850	$186,858	$(1,253,516)	$193,593
LIABILITIES
Total current liabilities	$154,024	$62,484	$9,581	$—	$226,089
Intercompany payables	789,510	7,140	—	(796,650)	—
Total noncurrent liabilities	811,079	20,610	3,555	(796,650)	38,594
Total liabilities	$965,103	$83,094	$13,136	$(796,650)	$264,683
This summarized financial information should be read in conjunction with the accompanying consolidated financial statements and footnotes.
Meeting our Liquidity Requirements
At December 31, 2020, our total outstanding indebtedness was approximately $143.7 million, consisting primarily of approximately $120.6 million in aggregate principal amount outstanding of our Existing Second Lien Notes, $0.7 million of equipment finance leases and $0.9 million in aggregate principal amount outstanding of other short-term debt, partially offset by $1.0 million of debt issuance costs. In response to the market uncertainty resulting from COVID-19 pandemic combined with weaker oil and gas prices, we drew under our Credit Facility during the first quarter 2020, of which $22.5 million remains outstanding and in our cash balance as of December 31, 2020.
For the Current Period, total capital expenditures, including investments in our multi-client data library, were $28.4 million. We currently expect that our total capital expenditures, primarily related to investments in our multi-client data library will be in the range of $30.0 million to $40.0 million in 2021, a portion of which will be pre-funded by our customers. Investments in our multi-client data library are dependent upon the timing of our New Venture projects and the availability of underwriting by our customers. Whether planned expenditures will actually be spent in 2021 depends on industry conditions, project approval and schedules and careful monitoring of our levels of liquidity. As described at Footnote 9

“Litigations,” we might need to escrow approximately $4.5 million in sales proceeds that we received from the sales of our IndiaSPAN program that could affect our liquidity.
Existing Second Lien Notes Restructuring
To address the upcoming maturity of the $120.6 million in aggregate principal amount outstanding of our 9.125% Senior Secured Second Priority Notes, which mature on December 15, 2021 (the “Existing Second Lien Notes”) and to provide a mechanism to reduce our financial leverage in the future, we executed a Restructuring Support Agreement (the “Restructuring Support Agreement”) with holders of the Existing Second Lien Notes representing approximately 92% of the aggregate principal amount outstanding under our Existing Second Lien Notes (the “Supporting Noteholders”), pursuant to which we committed to use our reasonable efforts to effect the following transactions (collectively, the “Restructuring Transactions”):
(i)   an offer to exchange (the “Exchange Offer”) all outstanding Old Notes, for each $1,000 principal amount of such notes tendered, (a) $150 in cash and (b) $850 of New Notes, provided, however, that up to an aggregate of $20 million of New Notes exchange consideration may instead be paid in the form of Common Stock at the Company’s option for every dollar of Rights Offering proceeds raised from the issuance of Common Stock (the “Exchange Consideration”). Subject to the conditions described herein, the Company will pay $35, at the Company’s option, either in (I) cash, (II) Common Stock, based on $2.57 per share, or (III) New Notes, per $1,000 of principal amount of Old Notes to Holders who validly tender (and do not validly withdraw) their Old Notes at or prior to the Early Tender Time (the “Early Participation Payment”). Holders who tender their Old Notes at or prior to the Early Tender Time will be eligible to receive the Early Participation Payment in addition to the Exchange Consideration. Holders must tender their Old Notes at or prior to the Early Tender Time in order to be eligible to receive the Early Participation Payment; and
(ii)   the granting of the right to all holders of our common stock to participate in a rights offering (the “Rights Offering”) to subscribe for a pro rata share (with over-subscription rights) of up to $50.0 million of New Second Lien Notes issued at par, or common stock issued at the Deal Price.
In connection with the Rights Offering, as of March 2, 2021 we have entered into backstop agreements (the “Backstop Agreements”) with several parties (the “Backstop Providers”) pursuant to which the Backstop Providers have agreed, in the aggregate, to purchase in excess of $20,000,000 of Notes at par or shares of Common Stock at $2.57 per share (the “Backstop Commitment”). The Backstop Agreements are subject to customary terms and conditions, including payment, in principal amount of Notes or shares of Common Stock at $2.57 per share, of a backstop fee in an amount up to five percent (5%) of the Backstop Commitment. The Company has agreed to pay the backstop fee in kind. To complete the Rights Offering and effect the Restructuring Transactions, we must receive net proceeds of at least $20,000,000 from the Rights Offering. The current Backstop Commitment will allow us to satisfy this condition.
The “New Second Lien Notes” will accrue interest at the rate of 8.0% per annum, mature on December 15, 2025, be secured on a second-priority basis, subject to liens securing our obligations under its existing credit agreement, and unconditionally guaranteed by certain of our subsidiaries. Holders of the New Second Lien Notes may convert all or any portion of their notes at their option at any time prior to the maturity date. The initial conversion price of the New Second Lien Notes shall be $3.00 per share. We will have the right, on or after the 18 month anniversary of the issue date, to convert all or part of the outstanding New Second Lien Notes if our common stock has a 20 trading day VWAP of at least 175% of the conversion price then in effect which would currently equal to $5.25 per share. Holders of the New Second Lien Notes will also be entitled to certain voting rights and the right to designate two independent directors to our Board of Directors.
If the Restructuring Transactions are consummated, we could issue up to $151.7 million aggregate principal amount of New Second Lien Notes, which could be converted into 50.6 million shares of common stock, representing approximately 73.8% of the total shares of common stock outstanding following the Restructuring Transactions, including the RDO Shares. This excludes the shares of common stock subject to issuance pursuant to our Long-term Incentive Plan. The actual number of shares of common stock that could be issued as a result of the Restructuring Transactions may be different than the amount indicated, however, due to, among other things, the participation levels in both the Exchange Offer and the Rights

Offering and our ability, any noteholders participating in the Exchange Offer, and any participants in the Rights Offering to elect to deliver or receive cash in certain circumstances. We anticipate the completion of the Restructuring Transactions in early April 2021.
We also entered into the PNC Restructuring Support Agreement that will allow us, among others, to consummate and implement the Restructuring Transactions and waive any going concern event of default that would otherwise occur under the Credit Facility.
We received stockholder approval of the Restructuring Transactions at a special meeting of stockholders held on February 23, 2021 (the “Special Meeting”).
While we believe we will be successful in obtaining stockholders’ approval and executing the Restructuring Transactions, there can be no assurances regarding the ultimate success, timing or extent of any such funding, which are dependent upon a variety of factors, many of which are outside of our control. In addition, no assurance can be given that any funding from the Restructuring Transaction, if approved by stockholders and obtained at all, will be adequate to fulfill our obligations and operate our business. Consequently, we may be required to obtain additional funding whether through private or public equity transactions, debt financing or other capital sources. We may not be able to take such actions, if necessary, on commercially reasonable terms or at all. If additional funding cannot be obtained on a timely basis and on satisfactory terms, it will have an adverse effect on our business, financial condition and results of operations.
Cash Flow from Operations
Net cash provided by operating activities was $9.2 million for 2020, compared to $34.2 million for 2019. The decrease was primarily driven by lower revenues during the year.
Cash Flow Used In Investing Activities
Net cash flow used in investing activities was $28.4 million for 2020, compared to $31.2 million for 2019. The principal uses of cash in our investing activities during 2020 were $27.2 million of investments in our multi-client data library and $1.1 million of investments in property, plant and equipment.
Cash Flow Used in Financing Activities
Net cash flow provided by financing activities was $25.8 million for 2020, compared to net cash flows used in financing activities of $3.5 million in 2019. The net cash provided by financing activities was primarily related to $27.3 million of borrowings under the Credit Facility, receipt of PPP loan of $6.9 million partly offset by $4.8 million of payments on the Credit Facility, $2.4 million of payments on long-term debt, including equipment finance leases and payment for debt issuance costs of $1.0 million during 2020.
Inflation and Seasonality
Inflation in recent years has not had a material effect on our costs of goods or labor, or the prices for our products or services. Traditionally, our business has been seasonal, with strongest demand typically in the second half of our fiscal year.
Future Contractual Obligations
The following table sets forth estimates of future payments of our consolidated contractual obligations, as of December 31, 2020 (in thousands):
Contractual Obligations	Total	Less Than 1 Year	1 – 3 Years	4 – 5 Years	More Than 5 Years
Long-term and short-term debt	$121,474	$121,474	$—	$—	$—
Credit facility	22,500	22,500	—	—	—
Interest on long-term and short-term debt	13,678	11,603	2,075	—	—
Equipment finance leases	756	756	—	—	—
Operating leases	61,727	8,956	29,040	13,568	10,163
Purchase obligations	1,838	1,838	—	—	—
Total	$221,973	$167,127	$31,115	$13,568	$10,163

The long-term and short-term debt at December 31, 2020 included $120.6 million in aggregate principal amount outstanding of our Existing Second Lien Notes that will mature in December 2021 and $0.9 million in aggregate principal amount outstanding of other short-term debt. The $0.8 million of equipment finance leases relates to Imaging and Reservoir Services’ financing of computer and other equipment purchases.
The operating lease commitments at December 31, 2020 relate to our leases for certain equipment, offices, processing centers, and warehouse space. Our purchase obligations primarily relate to our committed inventory purchase orders under which deliveries of inventory are scheduled to be made in 2021.
Critical Accounting Policies and Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make choices between acceptable methods of accounting and to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risk and uncertainties. Management’s estimates are based on the relevant information available at the end of each period. We believe that all of the judgments and estimates used to prepare our consolidated financial statements were reasonable at the time we made them, but circumstances may change requiring us to revise our estimates in ways that could be materially adverse to our results of operations and financial condition. We describe our significant accounting policies more fully in Footnote 1 “Summary of Significant Accounting Policies” of Footnotes to Consolidated Financial Statements.
Revenue Recognition
We derive revenue from the (i) sale or license of multi-client and proprietary data, imaging and reservoir services within our E&P Technology & Services segment; (ii) sale, license or repair of seismic data acquisition systems and other equipment and (iii) sale or license of seismic command and control software systems and software solutions for operations management within our Operations Optimization segment. All E&P Technology & Services’ revenues and the services component of Optimization Software & Services’ revenues under Operations Optimization segment are classified as services revenues. All other revenues are classified as product revenues.
We use a five-step model to determine proper revenue recognition from customer contracts. Revenue is recognized when (i) a contract is approved by all parties; (ii) the goods or services promised in the contract are identified; (iii) the consideration we expect to receive in exchange for the goods or services promised is determined; (iv) the consideration is allocated to the goods and services in the contract; and (v) control of the promised goods or services is transferred to the customer. We apply the practical expedient in Accounting Standards Codification Topic 606 (“ASC 606”) and do not disclose the value of contractual future performance obligations such as backlog with an original expected length of one year or less.
Multi-client and Proprietary Surveys, Imaging and Reservoir Services — As multi-client seismic surveys are being designed, acquired or processed (the New Venture phase), we enter into non-exclusive licensing arrangements with our customers, who pre-fund or underwrite these acquisition programs in part. License revenues from these surveys are recognized during the New Venture phase as the seismic data is acquired and/or processed on a proportionate basis as work is performed and control is transferred to the customer. Under this method, we recognize revenue based upon quantifiable measures of progress, such as kilometers acquired or surveys of performance completed to date. Upon completion of a multi-client seismic survey, it is considered on-the-shelf, and licenses to the survey data are granted to customers on a non-exclusive basis.
We also perform seismic surveys, imaging and other services under contracts to specific customers, whereby the seismic data is owned by those customers. We recognize revenue as the seismic data is acquired and/or processed on a proportionate basis as work is performed. We use quantifiable measures of progress consistent with our multi-client seismic surveys.
Acquisition Systems and Other Equipment — For sales of seismic data acquisition systems and other equipment, we recognize revenue when control of the goods has transferred to the customer. Transfer of control generally occurs when (i) we have a present right to payment; (ii) the customer has legal title to the asset; (iii) we have transferred physical possession of the asset; and (iv) the customer has significant rewards of ownership; or (v) the customer has accepted the asset.
Software — Licenses for our navigation, survey design and quality control software systems provide the customer with a right to use the software. We offer usage-based licenses under which we receive a monthly fee based on the number of vessels and licenses used. For these usage-based licenses, revenue is recognized as the performance obligations are performed over the contract term, which is generally two to five years. In addition to usage-based licenses, we offer perpetual software licenses as it exists when made available to the customer. Revenue from these licenses is recognized upfront at the point in time when the software is made available to the customer.
These arrangements generally include us providing related services, such as training courses, engineering services and annual software maintenance. We allocate consideration to each element of the arrangement based upon directly observable or estimated standalone selling prices. Revenue is recognized for these services as control transfers to the customer over time.
Multi-client Data Library
Our multi-client data library consists of seismic surveys that are offered for licensing to customers on a non-exclusive basis. The capitalized costs include the costs paid to third parties for the acquisition of data and related activities associated with the data creation activity and direct internal processing costs, such as salaries, benefits, computer-related expenses and other costs incurred for seismic data project design and management. For 2020, 2019 and 2018, as part of our multi-client data library we capitalized $6.7 million, $9.3 million and $11.9 million, respectively, of direct internal processing costs.
Our method of amortizing the costs of an in-process multi-client survey (the period during which the seismic data is being acquired or processed, the New Venture phase) consists of determining the percentage of actual revenue recognized to the total estimated revenues (which includes both revenues estimated to be realized during the New Venture phase and estimated revenues from the licensing of the resulting “on-the-shelf” survey data) and multiplying that percentage by the total cost of the project (the sales forecast method). We consider a multi-client survey to be complete when all work on the creation of the seismic data is finished and that survey is available for licensing.
Once a multi-client data survey is completed, the data survey is considered “on-the-shelf” and our method of amortization is then the greater of (i) the sales forecast method or (ii) the straight-line basis over a four-year period. The greater amount of amortization resulting from the sales forecast method or the straight-line amortization policy is applied on a cumulative basis at the individual survey level. Under this policy, we first record amortization using the sales forecast method. The cumulative amortization recorded for each survey is then compared with the cumulative straight-line amortization. The four-year period utilized in this cumulative comparison commences when the data survey is determined to be complete. If the cumulative straight-line amortization is higher for any specific survey, additional amortization expense is recorded, resulting in the accumulated amortization being equal to the cumulative straight-line amortization for that survey. We have determined the amortization period to be four years based upon our historical experience that indicates that the majority of our revenues from multi-client surveys are derived during the acquisition and processing phases and during the four years subsequent to survey completion.
Estimated sales are determined based upon discussions with our customers, our experience and our knowledge of industry trends. Changes in sales estimates may have the effect of changing the percentage relationship of cost of services to revenue. In applying the sales forecast method, an increase in the projected sales of a survey will result in lower cost of services as a percentage of revenue and higher earnings when revenue associated with that particular survey is recognized, while a decrease in projected sales will have the opposite effect. Assuming that the overall volume of sales mix of surveys generating revenue in the period was held constant in 2020, an increase of 10% in the sales forecasts of all surveys would have increased our amortization expense by approximately $7.6 million.
We estimate the ultimate revenue expected to be derived from a particular seismic data survey over its estimated useful economic life to determine the costs to amortize, if greater than straight-line amortization.

That estimate is made by us at the project’s initiation. For a completed multi-client survey, we review the estimate quarterly. If during any such review, we determine that the ultimate revenue for a survey is expected to be materially more or less than the original estimate of total revenue for such survey, we decrease or increase (as the case may be) the amortization rate attributable to the future revenue from such survey. In addition, in connection with such reviews, we evaluate the recoverability of the multi-client data library, and, if required, record an impairment charge with respect to such data. For 2020, we wrote down our multi-client data library by $1.2 million for programs with capitalized costs exceeding the remaining sales forecast.
Reserve for Excess and Obsolete Inventories
Our reserve for excess and obsolete inventories is based on historical sales trends and various other assumptions and judgments, including future demand for our inventory, the timing of market acceptance of our new products and the risk of obsolescence driven by new product introductions. When we record a charge for excess and obsolete inventories, the amount is applied as a reduction in the cost basis of the specific inventory item for which the charge was recorded. Should these assumptions and judgments not be realized for these or for other reasons, our reserve would be adjusted to reflect actual results. Our reserve for inventory for 2020 and 2019 was $13.0 million and $13.3 million, respectively.
Goodwill
Goodwill is allocated to our reporting units, which is either the operating segment or one reporting level below the operating segment, which includes E&P Technology & Services, Optimization Software & Services and Devices. Goodwill is not amortized, but rather tested and assessed for impairment at least annually on December 31, or more frequently, if facts and circumstances indicate that the carrying amount may exceed fair value. We first perform a qualitative assessment by evaluating relevant events or circumstances to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine that a reporting unit’s carrying value exceeds its fair value, we will then use a quantitative assessment by comparing the fair value of each reporting unit against its carrying value. If the carrying value of the reporting unit exceeds the fair value, an impairment loss shall be recognized in an amount equal to that excess.
During the first quarter of 2020, markets for oil and gas, as well as other commodities and equities, experienced significant volatility and price declines amid concerns over the economic effects of the COVID-19 pandemic. As a result our stock price experienced a significant decline during the first quarter of 2020. Based on these facts, we performed a goodwill impairment test at March 31, 2020 to determine if it was more likely than not that the fair value of certain reporting units were less than their carrying value. As a result of our quantitative assessment using a discounted cash flow analysis, we recorded an impairment charge of $4.2 million for 2020 related to our Optimization Software & Services reporting unit, which is included within the Operations Optimization segment. No impairment charge was recognized for the E&P Technology Services reporting unit for 2020. The goodwill balance after impairment charge at December 31, 2020 was comprised of $16.6 million in our Optimization Software & Services and $2.9 million in our E&P Technology & Services reporting units. However, given the uncertainty in determining the assumptions underlying a discounted cash flow analysis, actual results may differ which could result in additional impairment charge in the future.
Long-lived Asset Impairment
We evaluate the recoverability of our property, plant and equipment, when indicators of impairment exist, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. Impairment in the carrying value of an asset held for use is recognized whenever anticipated future undiscounted cash flows from an asset are estimated to be less than its carrying value. The amount of the impairment recognized is the difference between the carrying value of the asset and its fair value. No indicators of impairment were noted for 2020 and as such, no impairment charge was recognized. However, if management’s judgments and assumptions regarding future industry conditions and operations diminish, it is reasonably possible that our expectations of future cash flows may decline and ultimately result in impairment for our long-lived assets.

Deferred Tax Assets
We established a valuation allowance on all of our net deferred tax assets resulting from the substantial doubt about our ability to continue as a going concern. A valuation allowance is established or maintained when it is “more likely than not” that all or a portion of deferred tax assets will not be realized. We will continue to record a valuation allowance for the substantial majority of all of our deferred tax assets until there is sufficient evidence to warrant reversal. In the event our expectations of future operating results change, an additional valuation allowance may be required to be established on our existing unreserved net U.S. deferred tax assets.
Stock-Based Compensation
We estimate the value of stock-based payment awards on the date of grant using an option pricing model such as Black-Scholes or Monte Carlo simulation. The determination of the fair value of stock-based payment awards is affected by our stock price as well as assumptions regarding a number of subjective variables. These variables include, but are not limited to, expected stock price volatility over the term of the awards, actual and projected stock-based instrument exercise behaviors, risk-free interest rate and expected dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We recognize stock-based compensation expense on the straight-line basis over the requisite service period of each award that are ultimately expected to vest. For our stock appreciation rights, in the event that the market price of our common stock increases, our expectation of participants’ expected exercise behavior and risk free interest rate change in the future, we may have to recognize additional stock appreciation rights awards expense that could ultimately affect our operating results and cash flows.
Foreign Sales Risks
The majority of our foreign sales are denominated in U.S. dollars. Product revenues are allocated to geographic locations on the basis of the ultimate destination of the equipment, if known. If the ultimate destination of such equipment is not known, product revenues are allocated to the geographic location of initial shipment. Service revenues, which primarily relate to our E&P Technology & Services segment, are allocated based upon the billing location of the customer and the geographic location of the data. For 2020, 2019 and 2018, international sales comprised 92%, 84% and 89%, respectively, of total net revenues.
	Years Ended December 31,
	2020	2019	2018
Latin America	$43,389	$64,627	$91,833
Africa	27,132	28,203	21,482
Europe	17,950	22,102	18,509
Asia Pacific	16,696	18,321	21,587
North America	9,521	27,953	19,029
Middle East	3,187	7,347	3,728
Other	4,799	6,126	3,877
Total	$122,674	$174,679	$180,045
Off-Balance Sheet Arrangements
Variable interest entities. At December 31, 2020, our investment in INOVA Geophysical constitutes an investment in a variable interest entity, as that term is defined in Accounting Standards Codification Topic 810-10 “Consolidation — Overall” and as defined in Item 303(a)(4)(ii) of SEC Regulation S-K. See Footnote 1 “Summary of Significant Accounting Policies-Equity Method Investments” of Footnotes to Consolidated Financial Statements included elsewhere in this Prospectus for additional information.

Indemnification
In the ordinary course of our business, we enter into contractual arrangements with our customers, suppliers and other parties under which we may agree to indemnify the other party to such arrangement from certain losses it incurs relating to our products or services or for losses arising from certain events as defined within the particular contract. Some of these indemnification obligations may not be subject to maximum loss limitations. Historically, payments we have made related to these indemnification obligations have been immaterial.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the risk of loss from adverse changes in market prices and rates. Our primary market risks include risks related to interest rates and foreign currency exchange rates.
Interest Rate Risk
At December 31, 2020, we had outstanding total indebtedness of approximately $143.7 million. At December 31, 2020, all of this indebtedness, other than borrowings under our Credit Facility (described below), accrues interest at fixed interest rates.
As our borrowings under the Credit Facility are subject to variable interest rates, we are subject to interest rate risk to the extent we have outstanding balances under the Credit Facility. On July 27, 2017, the U.K. Financial Conduct Authority announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. Our Credit Facility includes provisions to determine a replacement rate for LIBOR if necessary during its term, which require that we and our lenders agree upon a replacement rate based on the then-prevailing market convention for similar agreements. We currently do not expect the transition from LIBOR to have a material impact on us. However, if clear market standards and replacement methodologies have not developed as of the time LIBOR becomes unavailable, we may have difficulty reaching agreement on acceptable replacement rates under our Credit Facility. In the event that we do not reach agreement on an acceptable replacement rate for LIBOR, outstanding borrowings under the Credit Facility would revert to a floating rate equal to the alternative base rate (which, as of the time that LIBOR becomes unavailable, is equal to the greater of the Prime Rate and the Federal Funds effective rate plus 0.50%) plus the applicable margin for the alternative base rate which ranges between 2.0% and 3.0%. If we are unable to negotiate replacement rates on favorable terms, it could have a material adverse effect on our financial condition and results of operations.
We may, from time to time, use derivative financial instruments to help mitigate rising interest rates under our Credit Facility. We do not use derivatives for trading or speculative purposes and only enter into contracts with major financial institutions based on their credit rating and other factors.
Foreign Currency Exchange Rate Risk
Our operations, including that of our subsidiaries, are conducted in various countries around the world, and we receive revenue from these operations in a number of different currencies with the most significant of our international operations using British Pounds Sterling and Brazilian Real. Our financial results may be affected by changes in foreign currency exchange rates. Our consolidated balance sheets at December 31, 2020 reflected approximately $6.8 million of net working capital related to our foreign subsidiaries, a majority of which is within the United Kingdom and Brazil. Our foreign subsidiaries receive their income and pay their expenses primarily in their local currencies. To the extent that transactions of these subsidiaries are settled in the local currencies, a devaluation of these currencies versus the U.S. dollar could reduce the contribution from these subsidiaries to our consolidated results of operations as reported in U.S. dollars. In 2020, we recorded net foreign currency losses of approximately $1.6 million in other expense, a majority of these losses are due to currency fluctuations related to our operations in Brazil.

DESCRIPTION OF OUR BUSINESS
Going Concern and Existing Second Lien Notes Restructuring
As of December 31, 2020, we had $120.6 million in aggregate principal amount outstanding of our 9.125% Senior Secured Second Priority Notes due December 2021, which mature on December 15, 2021 (the “Existing Second Lien Notes”). The Existing Second Lien Notes, which are now classified as a current liability, raise substantial doubt about our ability to continue as a going concern within the next twelve months. Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. Accordingly, our consolidated financial statements exclude certain adjustments that might result if we are unable to continue as a going concern. If we are unable to repay, refinance or restructure our Existing Second Lien Notes, which could result in the acceleration of the maturity of the outstanding balance on our Credit Facility, our assets may not be sufficient to repay in full the amounts owed to holders of our Existing Second Lien Notes or to lenders under our Credit Facility.
To address the upcoming maturity of our Existing Second Lien Notes, we executed a Restructuring Support Agreement supported by holders of our Existing Second Lien Notes representing approximately 92% of the aggregate principal amount outstanding under our Existing Second Lien Notes, to effect certain restructuring transactions (the “Restructuring Transactions”), and we received stockholder approval of such Restructuring Transactions at a special meeting of stockholders held on February 23, 2021 (“the Special Meeting”). The Restructuring Transactions, as further discussed in” Liquidity and Capital Resources” and in Footnote 1, “Summary of Significant Accounting Policies” of Footnotes to Consolidated Financial Statements, will allow us to extend the maturity of our Existing Second Lien Notes by four years to December 2025 by exchanging such notes for new convertible notes with a lower interest rate of 8% per annum. Accordingly, the consummation of the Restructuring Transactions and the conversion of the New Second Lien Notes, if converted, will have a substantial dilutive effect on our outstanding common stock. Shareholders will have the opportunity to participate in a concurrent rights offering to purchase the new convertible notes or our common stock in order to minimize dilution from the Restructuring Transactions. We anticipate the completion of the Restructuring Transactions in early April 2021.
We also entered into a restructuring support agreement with PNC Bank, National Association (“PNC”), the lender of our Credit Facility, (the “PNC Restructuring Support Agreement”) that will allow us, among others, to consummate and implement the Restructuring Transactions and waive any going concern event of default that would otherwise occur under our Credit Facility.
While we believe we will be successful in obtaining stockholders’ approval and executing the Restructuring Transactions, there can be no assurances regarding the ultimate success, timing or extent of any such funding, which are dependent upon a variety of factors, many of which are outside of our control. In addition, no assurance can be given that any funding from the Restructuring Transactions, if approved by stockholders and obtained at all, will be adequate to fulfill our obligations and operate our business. Consequently, we may be required to obtain additional funding whether through private or public equity transactions, debt financing or other capital sources. We may not be able to take such actions, if necessary, on commercially reasonable terms or at all. If additional funding cannot be obtained on a timely basis and on satisfactory terms, it will have an adverse effect on our business, financial condition and results of operations.
COVID-19 Business Impact and Response
The COVID-19 pandemic caused the global economy to enter a recessionary period, which may be prolonged and severe. During 2020, the exploration and production (“E&P”) industry faced the dual impact of demand deterioration from COVID-19 and market oversupply from increased production, which caused oil and natural gas prices to decline significantly for most of the year. Brent crude oil prices, which are most relevant to our internationally focused business, dropped 66% during the first quarter from $66 on January 1, 2020 to $23 on March 31, 2020. By the end of the second quarter, Brent crude oil prices rebounded to $41 per barrel, benefiting from increased global demand as pandemic restrictions started to ease and decreased production. Brent crude oil prices have remained relatively stable through the end of the year, increasing during the fourth quarter to end the year at $51 per barrel. Brent crude oil prices further increased to approximately $60 per barrel at the beginning of February 2021, which is consistent with prices a year ago. In an effort to stabilize oil prices by limiting supply, OPEC and other oil producing allies agreed to substantial production cuts throughout 2020 that were extended through March 2021.
While commodity prices can be volatile, the sharp decline throughout 2020 triggered E&P companies to reduce budgets by approximately 25%. Exploration offerings and data purchases are often discretionary and, therefore, receive disproportionately higher reductions than overall budget cuts. Consequently, there has been a material slowdown in offshore seismic spending since the second quarter of 2020, and while we are seeing signs that could improve, we expect the market to remain challenging in 2021. However, the challenging market also serves as a catalyst to drive necessary cost restructuring and digital transformation of the E&P ecosystem.
Our management expects continued portfolio rationalization and high grading as E&P companies seek to find the best return on investment opportunities to meet oil and gas demand in the next decade. Near-term, due to the impact of the COVID-19, project high grading will likely be more acute due to budget reductions. Over the last several years, we strategically shifted our portfolio closer to the reservoir, where revenue tends to be higher and more consistent. New Venture data acquisition offshore and Software and related personnel-based offshore services are expected to continue to be most impacted by COVID-19 travel restrictions. While offshore operations have been temporarily impacted by travel restrictions, we believe the demand for digitalization technologies will remain strong. In some cases, ION technology is expected to be more relevant and valuable in the current environment. For instance, ION expects offerings that facilitate remote working to see increased demand.
While 2020 revenues came in lower than the prior year due to the repercussions of the oil price volatility in early 2020 and the ongoing uncertainty from the COVID-19 pandemic, we made progress executing our strategy. We continue to work closely with our clients to understand their revised plans and to scale our business appropriately. We partially mitigated the impact of the current macroeconomic environment by fully benefiting from the structural changes and associated cost reductions that were outlined in our quarterly reports on Form 10-Q for the quarterly period ended March 31, 2020. To further mitigate the impact of COVID-19 and oil price volatility, management implemented a plan to preserve cash and manage liquidity as follows:
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Scaled down personnel costs and operating expenses in April 2020 by another $18.0 million during the remaining nine months of 2020, building on the over $20.0 million of cuts made in January 2020. These further reductions are primarily through a variety of furlough programs and reduced compensation arrangements across our worldwide workforce. Our executives took a 20% base salary reduction and a tiered reduction scheme has been cascaded to the rest of the worldwide workforce. Our Board of Directors took a 20% reduction in directors’ fees. In addition, we have curtailed use of external contractors, decreased travel and event costs and implemented new systems and processes that more efficiently support our business.

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Reduced capital expenditures to approximately $28.0 million (a portion of which were pre-funded or underwritten by our customers), down from the original budget of $35.0 million to $50.0 million, to reflect both reduced seismic demand and travel/border restrictions impacting new data acquisition offshore. The majority of capital expenditures relate to investments in multi-client data. This provides flexibility to aggressively reduce cash outflows while shifting to significantly lower cost reimaging programs.

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Applied for and continue to explore various government assistance programs, of which approximately $6.9 million was received and applied against qualifying expenditures during the second quarter. Receipt of this assistance allowed us to avoid further staff reductions while supporting our ongoing operations.

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Re-negotiated existing lease agreements for our significant locations to obtain rent relief of approximately $4.0 million. The majority of the cash savings from the rent relief is from July 2020 to March 2021. See Footnote 14 “Lease Obligations” of Footnotes to Consolidated Financial Statements for further details.

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Announced the sale of our 49% ownership interest in INOVA Geophysical joint venture (defined below in “Our Business”) for $12.0 million subject to regulatory approvals and other closing conditions. Closing of the transaction is expected in 2021.

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Entered into a settlement agreement with WesternGeco L.L.C (“WesternGeco”) ending the decade-long patent litigation. See Footnote 9 “Litigations” of Footnotes to Consolidated Financial Statements for further details.

Our Business
ION is an innovative, asset light global technology company that delivers powerful data-driven decision-making offerings to the offshore energy and ports and harbors markets. We are entering a fourth industrial revolution where technology is fundamentally changing how decisions are made. Decision-making is shifting from what was historically an art to a science. Data, analytics and digitalization provide a step-change opportunity to translate information into insights to enhance decisions, gain a competitive edge and deliver superior returns.
We have been a leading technology innovator for over 50 years. While the traditional focus of our technology has been on the E&P industry, we are now broadening and diversifying our business into relevant adjacent markets such as E&P logistics and ports and harbors. Our offerings are focused on improving subsurface knowledge to enhance E&P decision-making and enhancing situational awareness to optimize offshore operations. We serve customers in most major energy producing regions of the world from strategically located offices.
The Company is publicly listed on the New York Stock Exchange under the ticker IO. ION is headquartered in Houston, Texas with regional offices around the world. The company has 428 employees, about half of whom are in technical roles and a quarter have advanced degrees. We have approximately 450 patents and pending patent applications in various countries around the world.
We provide our services and products through two business segments — E&P Technology & Services and Operations Optimization. In addition, we have a 49% ownership interest in INOVA Geophysical Equipment Limited (“INOVA Geophysical,” or “INOVA”), a joint venture with BGP Inc. (“BGP”), a subsidiary of China National Petroleum Corporation. BGP owns the remaining 51% equity interest in INOVA. We wrote our investment in INOVA down to zero in 2014. See further discussion below on our agreement to sell our interest in INOVA.
Our E&P Technology & Services segment creates digital data assets and delivers services to help E&P companies improve decision-making, reduce risk and maximize value. Across the E&P lifecycle, our E&P offerings focus on driving customer decisions, such as which blocks to bid on and for how much, how to maximize portfolio value, where to drill wells or how to optimize production.
Our Operations Optimization segment develops mission-critical subscription offerings and provides engineering services that enable operational control and optimization offshore. This segment is comprised of our Optimization Software & Services and Devices offerings. Our advanced hardware and software offerings control some of the largest moving objects on the planet and in some of the harshest conditions.
We historically conducted our land seismic equipment business through INOVA, which manufactures land seismic data acquisition systems, digital sensors, vibroseis vehicles (i.e., vibrator trucks), and energy source controllers. In March 2020, we announced an agreement to sell our 49% ownership interest in INOVA joint venture for $12.0 million, subject to regulatory approvals and other closing conditions. Closing of the transaction is expected in 2021.
Services and Products
E&P Technology & Services.   Our offerings are designed to help E&P companies improve decision-making, reduce risk and maximize value. Within our E&P Technology and Services segment, there are two synergistic groups: Imaging and Reservoir Services and Ventures. Our Imaging and Reservoir Services group provides advanced data processing, imaging and reservoir services designed to maximize image quality and subsurface insights, helping E&P companies reduce exploration and production risk, evaluate and develop reservoirs, and increase production. Imaging and Reservoir Services continually develops and applies proprietary processing algorithms via its imaging engine to data owned or licensed by our customers to translate raw data into subsurface images. We continually enhance our novel workflows and maintain a leading-edge infrastructure to efficiently deliver the best image quality.
While our Imaging and Reservoir Services group processes and images data for customers on a proprietary basis, the majority of these resources support our higher potential return multi-client business. The proprietary work we take on is complex, where our advanced technology is valued and where we closely collaborate with our customers to solve their toughest challenges. We maintain approximately 19 petabytes of digital seismic data storage through our global data centers, including a core data center located in Houston. We utilize a globally distributed network of Linux-cluster processing centers in combination with our major hubs in Houston and London to process seismic data using advanced, proprietary algorithms and workflows.
Our Ventures group leverages the world-class geoscience skills of the Imaging and Reservoir Services group to create global digital data assets that are licensed to multiple E&P companies to optimize their investment decisions. Our global data library consists of over 740,000 km of 2D and over 380,000 sq km of 3D multi-client seismic data in virtually all major offshore petroleum provinces. Ventures has the capability and expertise to manage multi-client or proprietary surveys, from survey planning and design to data acquisition and management, to final subsurface imaging and reservoir characterization. We focus on the technologically intensive components of the image development process, such as survey planning and design, and data processing and interpretation, while outsourcing asset-intensive components (such as field acquisition) to experienced contractors.
Occasionally we develop proprietary technology solutions that fill a gap we have identified in the market and support our multi-client program development efforts. For example, previously we created an under-ice acquisition solution to collect data in the Arctic and Marlin™ was initially developed to help manage our own complex survey operations. In 2020, we commercialized Gemini™ extended frequency source technology. Gemini’s unique design efficiently supports substantially improved data quality and lower environmental impact desired by the industry. This important ingredient to enhancing subsurface knowledge differentiates ION as we expand into the larger 3D multi-client new acquisition market while maintaining our asset light approach.
We offer our services to customers on both a proprietary and multi-client (non-exclusive) basis. In both cases, a majority of our exposure to survey costs are generally pre-funded by our customers, limiting our cost exposure. The period during which our multi-client surveys are being designed, acquired or processed is referred to as the “New Venture” phase. Once the New Venture phase is completed, the surveys become part of our Data Library. For proprietary services, the customer has exclusive ownership of the data. For multi-client surveys, we generally retain ownership of our long-term exclusive marketing rights to the data and receive ongoing revenue from subsequent data license sales.
Operations Optimization.   Our Operations Optimization segment develops mission-critical subscription offerings and provides engineering services that enable operational control and optimization offshore. Our advanced systems improve situational awareness, communication and risk management to enable rapid, informed decisions in challenging offshore environments. Our industry-leading mission management, navigation, communications and sensing technologies enable safer, more efficient operations.
This segment is comprised of our Optimization Software & Services and Devices offerings.
Our Optimization Software & Services group provides survey design, command and control software systems and related services for marine towed streamer and seabed operations. Our software business commands recurring, premium subscription revenues. We are market leaders in our core business and adapted our platform to more broadly optimize operations beyond our core market. Our software offerings leverage a leading data integration platform to control and optimize operations. Engineering services experts deliver in-field optimization services, equipment maintenance and training to maximize value from our offerings.
We extended our successful seismic command and control platform to optimize operations more broadly. Marlin is cloud-based software designed to maximize the safety and efficiency of complex offshore operations by integrating a variety of data sources in real-time with operational plans to improve situational awareness and decision-making. Akin to air traffic control systems, Marlin enables multiple stakeholders to share and visualize vessel route plans, foresee and avoid conflicts between vessels and fixed assets, optimize schedules safely within a rules-based environment, and measure and improve asset performance.
Our Devices group develops intelligent equipment controlled by our software to optimize operations. Our Devices group develops, manufactures and repairs marine data acquisition systems, diverters, sensors and compasses, which, in addition to seismic, have been deployed in marine robotics, scientific, E&P, defense and other commercial applications.
INOVA Geophysical.   INOVA manufactures land acquisition systems, land source products and source controllers and multicomponent sensors. We wrote our investment in INOVA down to zero in 2014.
ION History
Founded in 1968 as Input/Output (“I/O”), ION began as a provider of highly specialized seismic source synchronization equipment. In 1988, the company introduced its first land system, System One, capable of recording large volumes of data more quickly, which helped the industry shift from 2D to 3D data. ION became publicly traded on the NASDAQ exchange in 1991, and was listed on the New York Stock Exchange in 1994 using the trading symbol “IO”. Throughout the 1990s and 2000s, ION experienced growth through a number of acquisitions. In 2002, the company’s first BasinSPAN multi-client program was introduced, paving the way for a global data library. In September 2007, Input/Output officially changed its name to “ION” as part of a re-branding to better reflect the continuing evolution of the company from an equipment manufacturer to a broad-based, technology-focused seismic solutions provider.
E&P Subsurface Data Collection and Use
Since the 1930s, oil and gas companies have sought to reduce exploration risk by using seismic data to create an image of the Earth’s subsurface. Seismic imaging plays a fundamental role in hydrocarbon exploration and reservoir development by delineating structures, rock types and fluid locations in the subsurface. Our technologies, services and solutions are used by E&P companies to generate high-resolution images of the Earth’s subsurface to identify hydrocarbons, pinpoint drilling locations and monitor production from existing wells.
Typically, an E&P company engages the services of a geophysical acquisition contractor to develop a seismic survey design, secure permits, coordinate logistics, and acquire seismic data in a selected area. E&P companies generally rely on third parties, such as ION, to provide the contractor with equipment, navigation and data management software, and field support services necessary for data acquisition. After the data is collected, the same geophysical contractor, a third-party data processing company, or the E&P company itself will process the data using proprietary algorithms and workflows to create a series of seismic images. Geoscientists then interpret the data by reviewing the images of the subsurface and integrating the geophysical data with other geological and production information such as well logs or core information.
Seismic data is collected when recording devices placed on the Earth’s surface, sea floor, or carried within the streamer cable of a towed streamer vessel, measure how long it takes for sound vibrations to echo off rock layers underground. For seismic data acquisition onshore, the acoustic energy producing the sound vibrations is generated by large vibroseis (vibrator) vehicles. In marine acquisition, the energy is provided by source arrays that deliver compressed air into the water column. The acoustic energy propagates through the subsurface as a spherical wave front, or seismic wave. Interfaces between different types of rocks will both reflect and transmit this wave front. Onshore, the reflected signals return to the surface where they are measured by sensitive receivers called analog coil-spring geophones. Offshore, the reflected signals are recorded by either hydrophones towed in an array behind a streamer acquisition vessel or by multicomponent geophones or micro electromechanical system sensors that are placed directly on the ocean floor. Once the recorded seismic energy is processed using advanced algorithms and workflows, images of the subsurface can be created to depict the structure, lithology (rock type), fracture patterns, and fluid content of subsurface horizons, highlighting the most promising places to drill for oil and natural gas. This processing also aids in engineering decisions, such as drilling and completion methods, as well as decisions affecting reservoir production and economic decisions related to infrastructure and reserves in place.

Markets and Customers
Oil and gas prices have rebounded, however, we expect the market to remain challenging in the near-term. E&P companies’ focus on value generation and cash preservation continues to affect exploration spending. We are diversifying our revenues in other markets to help mitigate the impact of oil and gas cycles. Our primary customers are E&P companies to whom we market and offer services, primarily multi-client seismic data programs from our Ventures group, data processing, imaging and reservoir services from our Imaging and Reservoir Services group, as well as consulting services from our Optimization Software & Services group. In 2020, E&P companies accounted for approximately 78% of our total consolidated net revenues. Secondarily, seismic contractors purchase our towed streamer data acquisition systems and related equipment and software to collect data in accordance with their E&P company customers’ specifications or for their own seismic data libraries.
We are actively diversifying our software and hardware into adjacent markets, primarily focused on ports and harbors. Ports and harbors are undergoing a digital transformation that is fundamentally changing operations and increasing efficiency. Tier 1 ports have been leading the digital transformation, and there’s an emerging need for Tier 2 and Tier 3 ports to do so as well to compete. New disruptive technologies, such as artificial intelligence, Internet of Things and Blockchain have the potential to transform port efficiency.
A significant portion of our marketing effort is focused on areas outside of the United States. Foreign sales are subject to special risks inherent in doing business outside of the United States, including the risk of political instability, armed conflict, civil disturbances, currency fluctuations, embargo and governmental activities, customer credit risks and risk of non-compliance with U.S. and foreign laws, including tariff regulations and import/export restrictions.
We sell our services and products through a direct sales force consisting of employees and international third-party sales representatives responsible for key geographic areas. The majority of our foreign sales are denominated in U.S. dollars. During 2020, 2019 and 2018, sales to destinations outside of North America accounted for approximately 92%, 84% and 89% of our consolidated net revenues, respectively. Further, systems and equipment sold to domestic customers is frequently deployed internationally and, from time to time, certain foreign sales require export licenses.
Traditionally, our business has been seasonal, with strongest demand typically in the second half of our fiscal year.
For information concerning the geographic breakdown of our consolidated net revenues, see Footnote 3 “Segment and Geographic Information of Footnotes to Consolidated Financial Statements contained elsewhere in this Prospectus for additional information.
Competition
The market for seismic services and products is highly competitive and characterized by frequent changes in technology.
Our Ventures group within our E&P Technology & Services segment faces competition in creating, developing and selling multi-client data from a number of companies. CGG (an integrated geophysical company), Schlumberger (a large integrated oilfield services company) and TGS all have an asset light strategy. Shearwater, Polarcus and BGP run acquisition crews and also compete in multi-client data acquisition. PGS is the only integrated provider delivering both.
Our Imaging and Reservoir Services group within our E&P Technology & Services segment competes with companies that provide data processing services to E&P companies. See “Services and Products — E&P Technology & Services Segment.” While the barriers to enter this market are relatively low, we believe the barriers to compete at the higher end of the market where our efforts are focused — are significantly higher. At the higher end of this market, CGG and Schlumberger are our two primary competitors for advanced imaging and reservoir services. Both of these companies are significantly larger than ION in terms of revenue, processing locations and sales, marketing and financial resources.
Our principal competitor for marine equipment is Sercel, a manufacturing subsidiary of CGG. We also compete with other equipment companies on a product-by-product basis. Our ability to compete effectively in the manufacture and sale of seismic instruments and data acquisition systems depends principally upon continued technological innovation, as well as pricing, system reliability, reputation for quality and ability to deliver on schedule.
Some service providers design and manufacture acquisition technology in-house (or through a network of third-party vendors) to differentiate themselves. Although this technology competes directly with ours, it is not usually made available to other seismic acquisition contractors.
In the land seismic equipment market, where INOVA competes, the principal competitors are Sercel and Geospace Technologies. INOVA is a joint venture with BGP as a majority stake owner. BGP purchases land seismic equipment from both INOVA and competing land equipment suppliers.
Outside of our core market, we compete with a number of software and hardware technology companies. The market for ports and harbors technologies tends to be very fragmented with a range of huge multi-billion dollar competitors to new startups. The closest competitor to Marlin in ports and harbors is PortMaster, software developed by the Port of Rotterdam.
Our Strategy
The key elements of our business strategy are to:
•
Leverage our technologies to create value through data capture, analysis and optimization to enhance companies’ critical decision-making abilities and returns.   Data, analytics and digitalization provide a step-change opportunity to translate information into insights to enhance decisions, gain a competitive edge and deliver superior returns. As a result, decision-making is shifting from what was historically an art to a science. ION offerings are focused on improving E&P decision-making and optimizing offshore operations.

•
Expand our E&P Technology & Services business, focusing on delivering value closer to the reservoir.    Over the last several years, we have made an effort to diversify our offerings within the E&P life cycle and move closer to the reservoir. Historically known for our 2D programs, we initially materially entered the 3D multi-client market by reimaging existing seismic data using our advanced data processing techniques and algorithms. We rapidly grew our data library in Mexico and Brazil, making a name for ourselves in 3D. Building on this success, in 2020 we set our sights on entering the larger 3D multi-client new acquisition market. Our Gemini source and top tier imaging are key ingredients to successfully executing this strategy. We believe shifting to more reservoir-focused E&P offerings will increase earnings and position our company better for E&P cycles.

•
Expand our Operations Optimization business into relevant adjacent markets.   While our traditional focus for technology has been on the seismic industry, we are broadening and diversifying our software and equipment businesses into relevant adjacent markets such as E&P logistics and ports and harbors. Adjacent markets broaden our opportunity to better monetize our return on technology investments while reducing our susceptibility to E&P cycles. We intend to grow our revenues from these non-seismic markets over the next 5 years.

•
Continue investing in advanced software and equipment technology to provide next generation services and products.   Our industry is competitive and continually evolving, so we intend to continue investing in the development of new technologies to stay on the cutting-edge of innovation. A key element of our business strategy has been to understand the challenges faced in survey planning, data acquisition, processing, and interpretation and offshore operations. We will continue to develop and offer technology and services that enable us to work with clients to solve their unique challenges around the world. In particular, we intend to focus on the development of our Gemini extended frequency source, our Marlin operations optimization software, and continued advancement of our data processing and imaging workflows, such as FWI, with the goal of obtaining technical and market leadership in what we continue to believe are important and expanding markets. In 2020, our total investment in research and development and engineering was equal to approximately 11% of our total consolidated net revenues for the year.

Our Strengths
We believe that we are solidly positioned to successfully execute the key elements of our business strategy based on the following competitive strengths:
•
We develop and leverage innovative technology platforms to improve decision-making and profitability.    Our data management and analysis platforms help derive insights from data we acquire to improve E&P decision-making and optimize offshore operations. The data can be used to decide whether and how much to bid on a block, how to maximize production from a field, or how to optimize the safety and efficiency of complex maritime projects. Our operations optimization platform and imaging engine are the core underlying technology and we continually advance our complex algorithms to improve the resulting analysis.

•
We focus on higher potential return offerings and creative business models to maximize shareholder value.   We streamlined our business and focused on the areas with the highest potential returns because we believe every dollar invested should go further. In addition, we aim to structure both the project financing and payment in a way to maximize profit, such as sharing in the success of a project.

•
Our asset light strategy enables us to avoid significant fixed costs and remain financially flexible.   We do not own a fleet of marine vessels and do not provide our own crews to acquire seismic data. We outsource seismic data acquisition activity to third parties that operate fleets of seismic vessels and equipment. This practice enables us to avoid significant fixed costs associated with these assets and personnel and to manage our business in a manner that provides flexibility to quickly scale up or down our capital investments based on E&P spending levels. We actively manage the costs of developing our multi-client data business by having our customers partially pre-fund, or underwrite, the investment for any new project. Our target goal is to have a vast majority of the total cost of each new project’s data acquisition to be underwritten by our customers. We believe this conservative approach to multi-client data investment is the most prudent way to reduce the impact of any sudden reduction in the demand for seismic data, giving us the flexibility to aggressively reduce cash outflows as we have successfully implemented in the current industry downturn.

•
Our global footprint and diversified portfolio approach enable us to offset regional downturns or local slowdowns.   Conducting business around the world has been and will continue to be a key component of our strategy. This global focus and diversified portfolio approach have been helpful in minimizing the impact of any regional or country-specific slowdown for short or extended periods of time. While the traditional focus of our technology has been on the seismic industry, we are now broadening and diversifying our business into relevant adjacent markets such as E&P logistics and ports and harbors. Adjacent markets broaden our opportunity to better monetize our return on technology investments while reducing our susceptibility to E&P cycles.

•
We have a diversified and blue chip customer base.   We provide services and products to a diverse, global customer base that includes many of the largest oil and gas and geophysical companies in the world, including National Oil Companies (“NOCs”) and International Oil Companies (“IOCs”). Whereas almost all of our revenues in the early 2000s were derived from seismic service providers, in 2020, E&P companies accounted for approximately 78% of our total consolidated net revenues.

Product Research and Development
Our ability to compete effectively depends principally upon continued innovation in our underlying technologies and the value we can provide to inform decisions. As such, the overall focus of our research and development efforts has remained on improving the quality and value of the data we provide and the subsurface images we generate. In particular, we have concentrated on enhancing the quality of the information that can be extracted from the subsurface images. Research and development efforts in 2020 targeted a range of new technologies.
The Ventures group commercialized new Gemini extended frequency source technology to improve subsurface imaging and environmental performance.
The Imaging and Reservoir Services group continued to enhance its high-end workflows, such as FWI, and invest in infrastructure to efficiently deliver Tier 1 image quality.

The Optimization Software & Services group continues enhancing core survey design and command and control software while broadening Marlin’s capabilities for adjacent markets, primarily for ports and harbors.
Development within the Devices group was focused on new technologies for adjacent markets and sustaining our existing portfolio of technologies. We continue to invest in the development of new sensors within and outside our core business.
As many of these new services and products are under development and, as the development cycles from initial conception to commercial introduction can extend over a number of years, their commercial feasibility or degree of commercial acceptance may not yet be established. No assurance can be given concerning the successful development of any new service or product, any enhancements to them, the specific timing of their release or their level of acceptance in the marketplace.
Intellectual Property
We rely on a combination of patent, copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary technologies. We have approximately 450 patents and pending patent applications, including filings in international jurisdictions with respect to the same kinds of technologies. Although our portfolio of patents is important to our operations, and particular patents may be material to specific business lines, no one patent is considered essential to our consolidated business operations.
Our patents, copyrights and trademarks offer us only limited protection. Our competitors may attempt to copy aspects of our products despite our efforts to protect our proprietary rights, or may design around the proprietary features of our products. Policing unauthorized use of our proprietary rights is difficult, and we may be unable to determine the extent to which such use occurs. Our difficulties are compounded in certain foreign countries where the laws do not offer as much protection for proprietary rights as the laws of the United States, including the potential for adverse decisions by judicial or administrative bodies in foreign countries with unpredictable or corrupt judicial systems. From time to time, third parties inquire and claim that we have infringed upon their intellectual property rights and we make similar inquiries and claims to third parties. Material intellectual property litigation is discussed in detail in Footnote 9 “Litigations” of Footnotes to Consolidated Financial Statements.”
The information contained in this Annual Report on Form 10-K contains references to trademarks, service marks and registered marks of ION and our subsidiaries, as indicated. Except where stated otherwise or unless the context otherwise requires, the terms “DigiFIN,” “Orca,” and “MESA,” refer to the DigiFIN®, ORCA® and MESA® registered marks owned by ION or their affiliates, and the terms “BasinSPAN,” “DigiBIRD II,” “DigiSTREAMER,” “Gator,” “SailWing,” “Marlin,” and “Gemini” refer to the BasinSPAN™, DigiBIRD II™, DigiSTREAMER™, GATOR™, SailWing™, Marlin™ and Gemini™ trademarks and service marks owned by ION or their affiliates.
Regulatory Matters
Our operations are subject to various international conventions, laws and regulations in the countries in which we operate, including laws and regulations relating to the importation of and operation of seismic equipment, currency conversions and repatriation, oil and gas exploration and development, taxation of offshore earnings and earnings of expatriate personnel, environmental protection, the use of local employees and suppliers by foreign contractors and duties on the importation and exportation of equipment. Our operations are subject to government policies and product certification requirements worldwide. Governments in some foreign countries have become increasingly active in regulating the companies holding concessions, the exploration for oil and gas and other aspects of the oil and gas industries in their countries. In some areas of the world, this governmental activity has adversely affected the amount of exploration and development work done by major oil and gas companies and may continue to do so. Operations in less developed countries can be subject to legal systems that are not as mature or predictable as those in more developed countries, which can lead to greater uncertainty in legal matters and proceedings (including the potential for adverse decisions by judicial or administrative bodies in foreign countries with unpredictable or corrupt judicial systems). We are required to consent to home country jurisdiction in many of our contracts with foreign state-owned companies, particularly those countries where our data are acquired.
Changes in these conventions, regulations, policies or requirements could affect the demand for our services and products or result in the need to modify them, which may involve substantial costs or delays in sales and could have an adverse effect on our future operating results. Our export activities are subject to extensive and evolving trade regulations. Certain countries are subject to trade restrictions, embargoes and sanctions imposed by the U.S. government. These restrictions and sanctions prohibit or limit us from participating in certain business activities in those countries.
Our operations are also subject to numerous local, state and federal laws and regulations in the United States and in foreign jurisdictions concerning the containment and disposal of hazardous materials, the remediation of contaminated properties and the protection of the environment. While the industry has experienced an increase in general environmental regulation worldwide and laws and regulations protecting the environment have generally become more stringent, we do not believe compliance with these regulations has resulted in a material adverse effect on our business or results of operations, and we do not currently foresee the need for significant expenditures in order to be able to remain compliant in all material respects with current environmental protection laws. Regulations in this area are subject to change, and there can be no assurance that future laws or regulations will not have a material adverse effect on us.
On January 20, 2021, the acting secretary of the U.S. Department of Interior issued an order, effective immediately, mandating a 60-day moratorium on new oil and gas leases and drilling permits on federal lands and waters, and more recently President Biden recently announced a moratorium on new oil and gas leasing on federal lands and offshore waters pending completion of a comprehensive review and reconsideration of federal oil and gas permitting and leasing practices. Our global footprint and diversified portfolio approach helps minimize the impact of any regional or country-specific slowdown. We are primarily focused internationally offshore, and unlike our peers, we have a fairly modest exposure to the Gulf of Mexico. Our 2D data library in the Gulf of Mexico is a mature, exploration-focused offering that is already very well subscribed by incumbent block holders. The 3D data library we have onshore North America covers private, not public, acreage. Should the moratorium result in longer-term changes, this could drive large scale E&P company portfolio investment more towards international offshore, which would be better aligned with our offerings.
President Biden and the Democratic Party, which now controls Congress, have identified climate change as a priority, and it is likely that new executive orders, regulatory action, and/or legislation targeting greenhouse gas emissions, or prohibiting, delaying or restricting oil and gas development activities in certain areas, will be proposed and/or promulgated during the Biden Administration. A recent executive order issued by President Biden established climate change as a primary foreign policy and national security consideration, affirmed that achieving net-zero greenhouse gas emissions by or before midcentury is a critical priority, affirmed the Biden Administration’s desire to establish the United States as a leader in addressing climate change, generally further integrates climate change and environmental justice considerations into government agencies’ decision-making, and eliminates fossil fuel subsidies, among other measures.
To the extent that our customers’ operations are disrupted by future laws and regulations, our business and results of operations may be materially adversely affected.
Environmental Matters
Governments and regulatory agencies in the European Union, the United States and other regions, as well as the public, have been increasingly focused on curtailing the emission of carbon dioxide and other greenhouse gases, and on ameliorating their effect on the climate. There are many proposals at the international, national, regional and state levels of government to monitor and limit emissions of greenhouse gases, and these proposals will likely continue to proliferate. One such proposal is the United Nations-sponsored “Paris Agreement,” which is a non-binding agreement for nations to limit their greenhouse gas emissions through individually-determined reduction goals every five years after 2020. The United States withdrew from the Paris Agreement under the Trump Administration, but Biden recommitted the United States to it upon assuming office.
There have also been efforts in recent years to encourage sovereign wealth funds, public pension funds, universities, and other investors to avoid investments in companies involved in hydrocarbon exploration and production, and to encourage lenders and other financial services companies to limit or curtail activities with them. These activities could have a material adverse effect on our share price, on our ability to secure financing, and on our ability to generate revenue.
We could also face climate-related litigation with respect to our operations or products. A number of cities, local governments and other plaintiffs have sought to bring suit against companies involved in hydrocarbon exploration and production, alleging, among other things, that such companies contribute to climate change, or that the companies have been aware of the adverse effects of climate change for some time but defrauded their investors by failing to adequately disclose those impacts. While we are not a party to any such litigation, we could be named in actions making similar allegations. An unfavorable ruling in any such case could significantly impact our operations and could have an adverse impact on our financial condition.
Employees
We pride ourselves on providing a diverse, inclusive culture; challenging, rewarding work; technical training and career development programs. In light of COVID-19, we are also providing flexibility where to possible to enable remote working and flexible hours.
ION has a strong organizational culture built on five principles that we believe will enable us deliver the best results for our clients and shareholders. The cultural pillars include themes of entrepreneurialism, accountability, collaboration, customer-centricity, and innovation.
As an organization with diverse employees, ION is committed to supporting and advancing our ‘One ION’ culture that deeply values and respects diversity and inclusion. In 2020, ION established a diversity and inclusion policy and advocacy group to further strengthen this mission. We have worked to increase the diversity of our Board of Directors, leadership team and overall workforce in the last couple of years. We also take measures to ensure equity, such as providing employees equal access to opportunities, such as equity in pay, and recruiting strategies aimed at hiring diverse talent.
Historically we have maintained a healthy employee retention rate, which for 2020 was 92%. In addition, the average tenure of our active employees is 12 years, a key determinant of overall employment satisfaction.
As of December 31, 2020, we had 428 regular, full-time employees, 56% of whom were located in the U.S. From time to time and on an as-needed basis, we supplement our regular workforce with individuals that we hire temporarily or retain as independent contractors in order to most effectively achieve our business objectives. Our U.S. employees are not represented by any collective bargaining agreement, and we have never experienced a labor-related work stoppage. We believe that our employee relations are satisfactory.
Financial Information by Segment and Geographic Area
For a discussion of financial information by business segment and geographic area, see Footnote 3 “Segment and Geographic Information” of Footnotes to Consolidated Financial Statements.
Available Information
Our executive headquarters are located at 2105 CityWest Boulevard, Suite 100, Houston, Texas 77042-2855. Our telephone number is (281) 933-3339. Our home page on the Internet is www.iongeo.com. We make our website content available for information purposes only. Unless specifically incorporated by reference in this Prospectus, information that you may find on our website is not part of this report.
In portions of this Annual Report on Form 10-K, we incorporate by reference information from parts of other documents filed with the Securities and Exchange Commission (“SEC”). The SEC allows us to disclose important information by referring to it in this manner, and you should review this information. We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, annual reports to stockholders, and proxy statements for our stockholders’ meetings, as well as any amendments, available free of charge through our website as soon as reasonably practicable after we electronically file those materials with, or furnish them to, the SEC.
You can learn more about us by reviewing our SEC filings on our website. Our SEC reports can be accessed through the Investor Relations section on our website. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements, and other information regarding SEC registrants, including our company.

PROPERTIES
Our principal operating facilities at December 31, 2020 were as follows:

Operating Facilities	Square Footage	Segment
Houston, Texas	131,000	Global Headquarters and E&P Technology & Services
Harahan, Louisiana	144,000	Devices group within Operations Optimization
Chertsey, England	18,000	E&P Technology & Services
Edinburgh, Scotland	16,000	Optimization Software & Services group within Operations Optimization
	309,000
Each of these operating facilities is leased by us under long-term lease agreements. These lease agreements have terms that expire ranging from 2021 to 2029. See Footnote 14 “Lease Obligations” of Footnotes to Consolidated Financial Statements.
In addition, we lease offices in Dubai, UAE; Beijing, China; Rio de Janeiro, Brazil; and Moscow, Russia to support our global sales force. We lease offices for our seismic data processing centers in Port Harcourt, Nigeria; Luanda, Angola; Cairo, Egypt; and Rio de Janeiro, Brazil. Our executive headquarters is located at 2105 CityWest Boulevard, Suite 100, Houston, Texas. The machinery, equipment, buildings and other facilities owned and leased by us are considered by our management to be sufficiently maintained and adequate for our current operations.

LEGAL PROCEEDINGS
WesternGeco
Settlement
On April 7, 2020, the Company entered into a settlement agreement with WesternGeco L.L.C. (“WesternGeco”) that ended the ongoing litigation.
Pursuant to the settlement agreement, WesternGeco granted the Company a license to the underlying patents, lifted the injunction that prevented the Company from manufacturing DigiFIN®in the United States and, on April 13, 2020, the District Court permanently dismissed the pending lawsuit.
In exchange, the Company agreed to pay WesternGeco a settlement based on future revenues from the Company’s multi-client data library, consisting of (1) small percentage of 2D multi-client data library sales for a ten-year period, and (2) the transfer of a majority of the Company’s future revenue share relating to the parties’ existing joint multi-client reimaging programs offshore Mexico.
Background
In June 2009, WesternGeco filed a lawsuit against the Company in the United States District Court for the Southern District of Texas (the “District Court”). In the lawsuit, styled WesternGeco L.L.C. v. ION Geophysical Corporation, WesternGeco alleged that the Company had infringed four of their patents concerning marine seismic surveys.
Trial began in July 2012, and the jury returned a verdict in August 2012. The jury found that the Company infringed the six “claims” contained in four of WesternGeco’s patents by supplying the Company’s DigiFIN lateral streamer control units from the United States. (In patent law, a “claim” is a technical legal term; an infringer infringes on one or more “claims” of a given patent.)
In May 2014, the District Court entered a Final Judgment against the Company in the amount of $123.8 million. The Final Judgment also enjoined the Company from supplying DigiFINs or any parts unique to DigiFINs in or from the United States.
As of 2018, the Company had paid WesternGeco the $25.8 million of the Final Judgment (the portion of the judgment representing reasonable royalty damages and enhanced damages, plus interest).
The balance of the judgment against the Company ($98.0 million), representing lost profits from surveys performed by the Company’s customers outside of the United States, plus interest) was vacated by the United States Court of Appeals for the Federal Circuit (the award of lost profit damages was vacated because the Patent Trial and Appeal Board of the Patent and Trademark Office invalidated four of the five patent claims that could have supported an award of lost profit), and a new trial ordered, to determine what lost profit damages, if any, WesternGeco was entitled to.
As noted above, the lawsuit has been dismissed in accordance with the parties’ settlement agreement.
Other Litigation
In July 2018, the Company prevailed in an arbitration that it initiated against the Indian Directorate General of Hydrocarbons (“DGH”) relating to the Company’s ability to continue to license data under the Company’s IndiaSPAN program. The DGH filed a lawsuit in court in India to vacate the arbitration award; in connection with that lawsuit, the Company was ordered to escrow approximately $4.5 million in sales proceeds that it had received in respect of sales from the IndiaSPAN program, pending the outcome of the DGH’s challenge to the arbitration award. The Company challenged the escrow order, but on December 9, 2019, the Supreme Court of India ordered the Company to comply with it. The Company prepared a petition to file with the court to request that a March 2020 deadline to deposit approximately $4.5 million in escrow in early 2020 be extended due to the changes to the Company’s business, and to the markets, that have been spurred by the COVID-19 pandemic. The Company was unable to file the application because the courts in India were closed due to the pandemic (other than for emergencies), and were not accepting filings at that time. The Company served a copy of its draft petition on the DGH’s counsel and intends to file it, or an amended application, in advance of the next hearing, which has been repeatedly delayed due to the COVID-19 pandemic. The Company prevailed on the merits in the arbitration and expects to have that award upheld in Indian court, which would result in release of the Company’s portion of any money escrowed by the Company. The DGH’s request to vacate the arbitration award is currently scheduled to be heard by the court in India on April 29, 2021. The Company has not escrowed the money as of December 31, 2020.

MARKET FOR REGISTRANT’S COMMON EQUITY
Our common stock trades on the New York Stock Exchange (“NYSE”) under the symbol “IO.”
We have not historically paid, and do not intend to pay in the foreseeable future, cash dividends on our common stock. We presently intend to retain cash from operations for use in our business, with any future decision to pay cash dividends on our common stock dependent upon our growth, profitability, financial condition and other factors our board of directors consider relevant.
The terms of our Credit Facility contain covenants that restrict us from paying cash dividends on our common stock, or repurchasing or acquiring shares of our common stock, unless (i) there is no event of default under the Credit Facility, (ii) there is excess availability under the Credit Facility greater than $20.0 million (or, at the time that the borrowing base formula amount is less than $20.0 million, the borrowers’ level of liquidity (as defined in the Credit Facility) is greater than $20.0 million) and (iii) the agent receives satisfactory projections showing that excess availability under the Credit Facility for the immediately following period of ninety (90) consecutive days will not be less than $20.0 million (or, at the time that the borrowing base formula amount is less than $20.0 million, the borrowers’ level of liquidity is greater than $20.0 million). The aggregate amount of permitted cash dividends and stock repurchases may not exceed $10.0 million in any fiscal year or $40.0 million in the aggregate from and after the closing date of the Credit Facility.
The indenture governing the Existing Second Lien Notes contains certain covenants that, among other things, limit our ability to pay certain dividends or distributions on our common stock or purchase, redeem or retire shares of our common stock, unless (i) no default under the indenture has occurred or would occur as a result of that payment, (ii) we would have, after giving pro forma effect to the payment, been permitted to incur at least $1.00 of additional indebtedness under a fixed charge coverage ratio test under the indenture, and (iii) the total cumulative amount of all such payments would not exceed a sum calculated by reference to, among other items, our consolidated net income, proceeds from certain sales of equity or assets, certain conversions or exchanges of debt for equity and certain other reductions in our indebtedness and in aggregate not to exceed at any one time $25.0 million.
On February 8, 2021, there were 585 holders of record of our common stock.
During the three months ended December 31, 2020, in connection with the vesting of (or lapse of restrictions on) shares of our restricted stock held by certain employees, we acquired shares of our common stock in satisfaction of tax withholding obligations that were incurred on the vesting date. The date of acquisition, number of shares and average effective acquisition price per share were as follows:
	(a)	(b)	(c)	(d)
Period	Total Number of Shares Acquired	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Program	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Program
October 1, 2020 to October 31, 2020	—	$—	Not applicable	Not applicable
November 1, 2020 to November 30, 2020	—	$—	Not applicable	Not applicable
December 1, 2020 to December 31, 2020	4,982	$1.89	Not applicable	Not applicable
Total	4,982	$1.89

DESCRIPTION OF THE NEW NOTES
You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” In this description, the word “ION” refers only to ION Geophysical Corporation and not to any of its Subsidiaries.
ION will issue the New Notes (the “New Notes”) under an indenture (the “New Notes Indenture”) among itself, the Guarantors, Wilmington Savings Fund Society, FSB, as trustee (the “Trustee”), and Wilmington Savings Funds Society, FSB, as collateral agent (the “Collateral Agent”). See “Transfer Restrictions.” The terms of the New Notes will include those stated in the New Notes Indenture and those made part of the New Notes Indenture by reference to the Trust Indenture Act of 1939, as amended (the “TIA”).
The following description is a summary of the material provisions of the New Notes Indenture, the Intercreditor Agreement and the Security Documents. It does not restate those agreements in their entirety. ION urges you to read the New Notes Indenture, the Intercreditor Agreement and the Security Documents because they, and not this description, define the rights of holders of the New Notes. Copies of the New Notes Indenture, the Intercreditor Agreement and the Security Documents are available as set forth below under “— Additional Information.” Certain defined terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the New Notes Indenture, the Intercreditor Agreement and the Security Documents.
The registered holder of a New Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the New Notes Indenture.
Brief Description of the New Notes and the Note Guarantees
The New Notes:
•
will be senior obligations of ION;

•
will be secured on a second-priority basis, equally and ratably with all obligations of ION under any future Parity Lien Debt, by Liens on all of the assets of ION other than the Excluded Assets, subject to the Liens securing ION’s obligations under the Credit Agreement and any other Priority Lien Debt and other Permitted Prior Liens;

•
will be effectively junior to any Permitted Prior Liens, to the extent of the value of the assets of ION subject to those Permitted Prior Liens;

•
will be senior in right of payment to any future subordinated Indebtedness of ION, if any;

•
will be unconditionally guaranteed by the Guarantors; and

•
will be structurally subordinated to all existing and future Indebtedness, claims of holders of preferred stock and other liabilities of Subsidiaries of ION that do not guarantee the New Notes.

Each guarantee of the New Notes:
•
will be senior obligations of each Guarantor;

•
will be secured on a second-priority basis, equally and ratably with all obligations of that Guarantor under any other future Parity Lien Debt, by Liens on all of the assets of that Guarantor other than the Excluded Assets, subject to the Liens securing that Guarantor’s guarantee of the Credit Agreement obligations and any other Priority Lien Debt and other Permitted Prior Liens;

•
will be effectively junior, to the extent of the value of the Collateral, to that Guarantor’s guarantee of the Credit Agreement and any other Priority Lien Debt, which will be secured on a first-priority basis by the same assets of that Guarantor that secure the New Notes;

•
will be effectively junior to any Permitted Prior Liens, to the extent of the value of the assets of that Guarantor subject to those Permitted Prior Liens; and

•
will be senior in right of payment to any future subordinated Indebtedness of that Guarantor, if any.

Pursuant to the New Notes Indenture, ION will be permitted to designate additional Indebtedness as Priority Lien Debt, subject to the Priority Lien Cap. ION also will be permitted to incur additional Indebtedness as Parity Lien Debt subject to the covenants described below under “Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and “Covenants — Liens.” As of the date of the New Notes Indenture, after giving pro forma effect to the Exchange Offer and Rights Offering, ION would have $22.5 million Priority Lien Debt outstanding
Priority Lien Debt Outstanding.
Not all of ION’s Subsidiaries will guarantee the New Notes. The New Notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of ION’s non-guarantor Subsidiaries. Any right of ION to receive assets of any of its non-guarantor Subsidiaries upon such non-guarantor Subsidiary’s liquidation or reorganization (and the consequent right of the holders of the New Notes to participate in those assets) will be effectively subordinated to the claims of such non- guarantor Subsidiary’s creditors, except to the extent that ION is itself recognized as a creditor of such non- guarantor Subsidiary, in which case the claims of ION would still be subordinate in right of payment to any security in the assets of such Subsidiary and any Indebtedness of such non-guarantor Subsidiary senior to that held by ION. As of December 31, 2020, ION’s non-guarantor Subsidiaries had approximately $55.5 million of assets, or approximately 29% of ION’s total consolidated assets, excluding intercompany investments and receivables. As of December 31, 2020, ION’s non-guarantor Subsidiaries represented approximately $41.2 million, or approximately 34% of ION’s total consolidated revenues, excluding intercompany revenues.
As of the date of the New Notes Indenture, all of ION’s Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below under the caption “Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries,” ION will be permitted to designate certain of its Subsidiaries as “Unrestricted Subsidiaries.” ION’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the New Notes Indenture. ION’s Unrestricted Subsidiaries will not guarantee the New Notes.
Subject to the satisfaction of certain conditions, the New Notes may be converted at an initial conversion rate of that number of shares of ION’s common stock per $1,000 principal amount of New Notes determined by dividing each such $1,000 principal amount of New Notes by the conversion price, which shall be $3.00 per share. The conversion rate is subject to adjustment if certain events occur.
Principal, Maturity and Interest
ION will issue up to $106.7 million in aggregate principal amount of New Notes in this offering. In addition, ION will issue up to $52.5 million in aggregate principal amount of New Notes in the Rights Offering. ION may issue additional New Notes under the New Notes Indenture (“Additional Notes”) for up to three (3) months after this offering, in an aggregate principal amount not to exceed $50 million, less the aggregate principal amount of any New Notes issued in the Rights Offering; provided that 50% of proceeds raised in excess of $35 million from the Rights Offering and any Additional Notes shall be used to make an offer to repurchase New Notes at 100% of the aggregate principal amount thereof. Any issuance of Additional Notes is subject to all the covenants in the New Notes Indenture, including the covenants described below under the captions “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and “Certain Covenants — Liens.” The New Notes and any Additional Notes subsequently issued under the New Notes Indenture will be treated as a single class for all purposes under the New Notes Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. ION will issue New Notes in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000. The New Notes will mature on December 15, 2025.
Interest on the New Notes will accrue at the rate of 8.0% per annum and will be payable semi-annually in arrears on June 15 and December 15, commencing on June 15, 2021. Interest on overdue principal and interest will accrue at a rate that is 1% higher than the then applicable interest rate on the New Notes. ION will make each interest payment to the holders of record on the immediately preceding June 15 and December 15. Interest on the New Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

If an interest payment date falls on a day that is not a Business Day, the interest payment to be made on such interest payment date will be made on the next succeeding Business Day with the same force and effect as if made on such interest payment date, and no additional interest will accrue solely as a result of such delayed payment.
Methods of Receiving Payments on the New Notes
If a holder of New Notes has given wire transfer instructions to ION, ION will pay all principal of, premium on, if any, and interest on, that holder’s New Notes in accordance with those instructions. All other payments on the New Notes will be made at the office or agency of the paying agent and registrar unless ION elects to make interest payments by check mailed to the holders of the New Notes at their address set forth in the register of holders.
Paying Agent and Registrar for the New Notes
Initially, the Trustee will act as paying agent and registrar. ION may change the paying agent or registrar without prior notice to the holders of the New Notes, and ION or any of its Subsidiaries may act as paying agent or registrar.
Transfer and Exchange
A holder may transfer or exchange New Notes in accordance with the provisions of the New Notes Indenture. The registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of New Notes. Holders will be required to pay all taxes required by applicable law on transfer. ION will not be required to transfer or exchange any New Note selected for redemption. Also, ION will not be required to transfer or exchange any New Note for a period of 15 days before a selection of New Notes to be redeemed.
Additional Rights
ION will issue one (1) share of Series A Preferred Stock (the “Series A Preferred Stock”) to the Trustee to (i) provide certain rights and protections to the holders of the New Notes and (ii) allow, under certain circumstances detailed below, the holders to vote on an “as-converted” basis. The Trustee shall take direction from holders of 50.1% of the New Notes for any action requiring the consent of the holder of the Series A Preferred Stock or each act on which the holder of the Series A Preferred Stock is entitled to vote.
Following a default or event of default under the New Notes Indenture, the Series A Preferred Stock shall be entitled to vote with ION’s common stock as a single class and having voting power equal to the number of shares of common stock issuable upon the conversion of the New Notes.
In addition, at all times when the common stock is entitled to vote thereon, the Series A Preferred Stock shall be entitled to vote with ION’s common stock as a single class and having voting power equal to the number of shares of common stock issuable upon the conversion of the New Notes for any transaction: (a) modifying, amending, supplementing or waiving any provision of ION’s organizational documents; or (b) entering into any merger, consolidation, sale of all or substantially all of ION’s assets, or other business combination transaction.
The holder of the Series A Preferred Stock shall have the right to appoint two (2) directors to ION’s Board, both of whom shall be independent.
The one share of Series A Preferred Stock shall (i) rank pari passu in respect of voting rights with respect to ION’s common stock, (ii) have a liquidation preference equal to $1.00, (iii) not produce preferred dividends or ordinary dividends, (iv) not be transferable, except to a successor Trustee under the terms of the New Notes Indenture, (v) not be convertible into any other class of equity of ION and (vi) not be granted registration rights. The Series A Preferred Stock shall be governed in all respects by Delaware law.
The Series A Preferred Stock may be redeemed by ION upon the conversion into common stock of, in the aggregate, 75% or more of the New Notes that were issued on the closing date. The redemption price shall be $1.00.

Note Guarantees
The New Notes will initially be guaranteed by each of ION’s Domestic Subsidiaries, excluding the Immaterial Subsidiaries, and the Mexico Subsidiary. As of December 31, 2020, ION’s Domestic Subsidiaries (excluding Immaterial Subsidiaries) and the Mexico Subsidiary had approximately $138.0 million of assets, or approximately 71% of ION’s total consolidated assets, excluding intercompany investments and receivables. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Related to the New Notes and ION’s Indebtedness — Federal and state statutes allow courts, under specific circumstances, to avoid guarantees and the liens securing such guarantees and to require holders of the New Notes to return payments received from us or the guarantors.”
A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than ION or another Guarantor, unless:
(1)
immediately after giving effect to such transaction, no Default or Event of Default exists; and

(2)
either:

(a)
the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger becomes a Guarantor under the New Notes Indenture and the Security Documents pursuant to a supplemental indenture and appropriate security documents; or

(b)
the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the New Notes Indenture.

The Note Guarantee of a Guarantor will automatically be released:
(1)
in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor, by way of merger, consolidation or otherwise, to a Person that is not (either before or after giving effect to such transaction) ION or a Restricted Subsidiary of ION, if the sale or other disposition does not violate the provisions described below under the caption “— Repurchases at the Option of Holders — Asset Sales;”

(2)
in connection with any sale or other disposition of all or substantially all of the Capital Stock of that Guarantor by way of merger, consolidation or otherwise to a Person that is not (either before or after giving effect to such transaction) ION or a Restricted Subsidiary of ION, if the sale or other disposition does not violate the provisions described below under the caption “Asset Sale” provisions of the New Notes Indenture and the Guarantor ceases to be a Restricted Subsidiary of ION as a result of the sale or other disposition;

(3)
if ION designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the New Notes Indenture;

(4)
upon legal defeasance, covenant defeasance or satisfaction and discharge of the New Notes Indenture as provided below under the captions “— Legal Defeasance and Covenant Defeasance” and “— Satisfaction and Discharge;”

(5)
upon the liquidation or dissolution of such Guarantor provided no Default or Event of Default has occurred or is continuing; or

(6)
if consent to such release has been given by an Act of Supermajority of Debtholders.

See “— Repurchase at the Option of Holders — Asset Sales.”
Security
The obligations of ION with respect to the New Notes, the obligations of the Guarantors under the guarantees, all other Parity Lien Obligations and the performance of all other obligations of ION, the

Guarantors and ION’s other Restricted Subsidiaries under the Note Documents will be secured equally and ratably by second-priority Liens in the Collateral granted to the Collateral Agent for its benefit, the benefit of the Trustee and the benefit of the Parity Lien Secured Parties. These Liens will be junior in priority to the Liens securing Priority Lien Obligations and to all other Permitted Prior Liens. The Liens securing Priority Lien Obligations will be held by the Priority Lien Collateral Agent. The Collateral comprises all of the assets of ION and the Guarantors, other than the Excluded Assets.
Limitations on Collateral in the Form of Securities
The New Notes Indenture will provide that the Capital Stock and other securities of a Subsidiary that are owned by ION and the Guarantors will constitute Collateral only if all such Capital Stock or other securities can secure the New Notes or any Note Guarantee without Rule 3-16 of Regulation S-X under the Securities Act (“Rule 3-16”) or any other law, rule or regulation requiring separate financial statements of such Subsidiary to be filed with the SEC (or any other U.S. federal governmental agency).
In the event that Rule 3-16 requires (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the SEC (or any governmental agency) of separate audited financial statements of any affiliate of ION due to the fact that such affiliate’s capital stock or other securities secure the New Notes, then the capital stock or other securities of such affiliate will automatically be deemed released and to not be and to not have been part of the Collateral but only to the extent necessary to not be subject to such requirement. In such event, the Security Documents may be amended or modified, without the consent of any holder of the New Notes, to the extent necessary to evidence the release of the Liens on the shares of capital stock or other securities that are so deemed to no longer constitute part of the Collateral.
In addition, the New Notes Indenture and the Security Documents will provide that if the Capital Stock or other securities of any Subsidiary of ION are held by ION or any Guarantor, are not part of the Collateral and may be pledged without causing separate financial statements of such Subsidiary to be filed with the SEC (or any other governmental agency) pursuant to Rule 3-16 (to the extent then in effect) or new Rule 13-02 (or any other law, rule or regulation as a result of such pledge, then the Capital Stock or other securities of such Subsidiary shall be required to become part of the Collateral (except to the extent constituting Excluded Assets) and ION shall promptly cause such Capital Stock to be pledged in accordance with the covenant described below under the captions “Certain Covenants — Additional Note Guarantees” and “Certain Covenants — After-Acquired Property.”
The Intercreditor Agreement
On the date of the New Notes Indenture, ION and the Guarantors will enter into an Intercreditor Agreement (the “Intercreditor Agreement”) with the Priority Lien Collateral Agent, the Collateral Agent and the Trustee. The Intercreditor Agreement will set forth the terms of the relationship between the holders of Priority Liens and the holders of Parity Liens. Concurrently with the execution and delivery of the Intercreditor Agreement, the Intercreditor Agreement dated as of April 26, 2016 among the Priority Lien Collateral Agent, the Legacy Trustee, and the Legacy Collateral Agent, will be terminated in full.
The following is a summary of certain provisions of the Intercreditor Agreement. The final terms of the Intercreditor Agreement have not been finalized and, as a result, no assurance can be given that the Intercreditor Agreement will in fact be entered into on the terms described below and, if entered into, the terms of the Intercreditor Agreement may differ from those set forth herein. This description is only a summary of the expected terms of the Intercreditor Agreement. The following summary does not purport to be complete, but does discuss the provisions that are material for investors in the New Notes, and are subject to, and qualified in their entirety by reference to, all of the provisions of the expected final Intercreditor Agreement.
Lien Priorities
Notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens securing the Parity Lien Obligations granted on the Collateral or of any Liens securing the Priority Lien Obligations granted on the Collateral, and notwithstanding any provision of the UCC, or any other applicable law or the Note Documents or any defect or deficiencies in, or failure to perfect or lapse in perfection of, or avoidance as a fraudulent conveyance or otherwise of, the Liens securing the Priority Lien Obligations or the Parity Lien Obligations, the subordination of such Liens to any other Liens, or any other circumstance whatsoever, whether or not any insolvency or liquidation proceeding has been commenced by or against ION or any Guarantor, (i) any Lien on the Collateral securing any Priority Lien Obligations now or hereafter held by or on behalf of any Priority Lien Representative, any Priority Lien Collateral Agent or any holders of Priority Lien Debt or any agent or trustee therefor, regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be senior in all respects and prior to any Lien on the Collateral securing any Parity Lien Obligations; (ii) any Lien on the Collateral securing any Parity Lien Obligations now or hereafter held by or on behalf of the Trustee, the Collateral Agent, any holders of Parity Lien Debt or any agent or trustee therefor regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to all Liens on the Collateral securing any Priority Lien Obligations; and (iii) any Lien on the Collateral securing any Excess Priority Lien Obligations now or hereafter held by or on behalf of any Priority Lien Representative, any Priority Lien Collateral Agent, any holder of Priority Lien Debt or any agent or trustee therefor, regardless of how acquired, whether by grant, possession, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to any Lien on the Collateral securing any Parity Lien Obligations.
Prohibition on Contesting Liens
Each of the Trustee and the Collateral Agent, for itself and on behalf of the holders of the New Notes, and each Priority Lien Representative and each Priority Lien Collateral Agent, for itself and on behalf of each holder of Priority Lien Debt represented by it, will agree that it will not (and will waive the right to) directly or indirectly contest or support any other Person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the priority, validity, perfection, extent or enforceability of a Lien held, or purported to be held, by or on behalf of any holder of Priority Lien Debt in the Collateral or by or on behalf of any holder of Parity Lien Debt in the Collateral, as the case may be, or the provisions of the Intercreditor Agreement. Each of the Trustee and the Collateral Agent, for itself and on behalf of the holders of the New Notes, will agree that it (i) will not take or cause to be taken any action the purpose or effect of which is, or could be, to make any Liens pari passu with, or to give any holder of the New Notes any preference or priority relative to, any Lien securing the Priority Lien Obligations with respect to the Collateral or any part thereof, (ii) will not challenge or question in any proceeding the validity or enforceability of any Priority Lien Obligations or Priority Lien Document, or the validity or enforceability of the priorities, rights or duties established by the provisions of the Intercreditor Agreement, (iii) will not take or cause to be taken any action the purpose or effect of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the Collateral permitted under the Priority Lien Documents and the Intercreditor Agreement by any Priority Lien Secured Party or the Priority Lien Collateral Agent acting on their behalf, (iv) shall have no right to (A) direct the Priority Lien Collateral Agent or any other holder of Priority Lien Debt to exercise any right, remedy or power with respect to any Collateral or (B) consent to the exercise by the Priority Lien Collateral Agent or any holder of Priority Lien Debt of any right, remedy or power with respect to any Collateral, (v) except as permitted by the Intercreditor Agreement, will not institute any suit or assert in any suit or insolvency or liquidation proceeding any claim against the Priority Lien Collateral Agent or other holder of Priority Lien Debt seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to, and neither the Priority Lien Collateral Agent nor holder of Priority Lien Debt shall be liable for, any action taken or omitted to be taken by the Priority Lien Collateral Agent or other holder of Priority Lien Debt with respect to any Collateral, (vi) will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of the Intercreditor Agreement, (vii) will not object to forbearance by the Priority Lien Collateral Agent or any holder of Priority Lien Debt, and (viii) until the Discharge of Priority Lien Obligations, will not assert, and will waive, to the fullest extent permitted by law, any right to demand, request, plead or otherwise assert or claim the benefit of any marshaling, appraisal, valuation or other similar right that may be available under applicable law with respect to the Collateral or any similar rights a junior secured creditor may have under applicable law.

Restrictions on Enforcement of Parity Liens
Until the Discharge of Priority Lien Obligations has occurred, whether or not any insolvency or liquidation proceeding has been commenced by or against ION or any Guarantor, the Trustee, the Collateral Agent and the holders of the New Notes: (a) will not commence or maintain, or seek to commence or maintain, any Enforcement Action or otherwise exercise any rights or remedies with respect to the Collateral; (b) will not contest, protest or object to any foreclosure proceeding or action brought by any Priority Lien Representative, any Priority Lien Collateral Agent or any holder of Priority Lien Debt or any other exercise by any of them of any rights and remedies relating to the Collateral under the Priority Lien Documents or otherwise; and (c) will not object to (and will waive any and all claims with respect to) the forbearance by any Priority Lien Representative, any Priority Lien Collateral Agent or the holders of any Priority Lien Debt from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Collateral.
Until the Discharge of Priority Lien Obligations has occurred, whether or not any insolvency or liquidation proceeding has been commenced by or against ION or any Guarantor, subject to the preceding paragraph, the Priority Lien Representative, the Priority Lien Collateral Agent and the holders of Priority Lien Debt shall have the exclusive right to commence and maintain an Enforcement Action or otherwise enforce rights, exercise remedies (including set-off, recoupment and the right to credit bid their debt (including debt related to any DIP Financing as defined below) in any sale, except that the Trustee shall have the credit bid rights discussed below) and make determinations regarding the release, disposition, or restrictions with respect to the Collateral without any consultation with or the consent of the Trustee, the Collateral Agent or any holder of New Notes; provided that any proceeds received by any Priority Lien Representative in excess of those necessary to achieve a Discharge of any Priority Lien Obligations are distributed in accordance with the provisions discussed below under “— Order of Application”. In commencing or maintaining any Enforcement Action or otherwise exercising rights and remedies with respect to the Collateral, the Priority Lien Representative, the Priority Lien Collateral Agent and holders of Priority Lien Debt may enforce the provisions of the Priority Lien Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion in compliance with any applicable law and without consultation with the Trustee, the Collateral Agent or any holder of the New Notes and regardless of whether any such exercise is adverse to the interest of any holder of the New Notes.
Notwithstanding the foregoing, the Trustee, the Collateral Agent and any holder of New Notes may: (i) file a claim or statement of interest with respect to the Parity Lien Obligations; provided that an insolvency or liquidation proceeding has been commenced by or against ION or any Guarantor; (ii) take any action (not adverse to the priority status of the Liens on the Collateral securing the Priority Lien Obligations, or the rights of any Priority Lien Representative, any Priority Lien Collateral Agent or the holders of Priority Lien Debt to exercise remedies in respect thereof) in order to create, perfect, preserve or protect its Lien on the Collateral; (iii) file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claims of the holders of the New Notes, including any claims secured by the Collateral, if any, in each case in accordance with the terms of the Intercreditor Agreement; (iv) except as set forth below under “— Bankruptcy Matters,” vote on any plan of reorganization, arrangement, compromise or liquidation, file any proof of claim, make other filings and make any arguments and motions that are, in each case, in accordance with the terms of the Intercreditor Agreement, with respect to the Parity Lien Obligations and the Collateral; provided that no filing of any claim or vote, or pleading related to such claim or vote, to accept or reject a disclosure statement, plan of reorganization, arrangement, compromise or liquidation, or any other document, agreement or proposal similar to the foregoing by the Trustee, the Collateral Agent or any holder of the New Notes may be inconsistent with the provisions of the Intercreditor Agreement; (v) bid for or purchase Collateral at any public, private or judicial foreclosure upon such Collateral initiated by any Priority Lien Representative, any Priority Lien Collateral Agent or any other Priority Lien Secured Party, or any sale of Collateral during an insolvency or liquidation proceeding; provided that such bid may not include a “credit bid” in respect of any Parity Lien Obligations unless the cash proceeds of such bid are otherwise sufficient to cause the Discharge of Priority Lien Obligations; and (vi) object to any proposed acceptance of Collateral by a Priority Lien Representative, a Priority Lien Collateral Agent or Priority Lien Secured Party pursuant to Section 9-620 of the UCC.

The Trustee and the Collateral Agent, on behalf of itself and the holders of the New Notes, will agree that it will not take or receive any Collateral or any proceeds of Collateral in connection with the exercise of any right or remedy (including set-off and recoupment) with respect to any Collateral in its capacity as a creditor, unless and until the Discharge of Priority Lien Obligations has occurred, except in connection with any foreclosure expressly permitted by the Intercreditor Agreement. Without limiting the generality of the foregoing, unless and until the Discharge of Priority Lien Obligations has occurred, except as expressly provided in the Intercreditor Agreement, the sole right of the Trustee, the Collateral Agent and the holders of the New Notes with respect to the Collateral is to hold a Lien on the Collateral pursuant to the Note Documents for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after the Discharge of Priority Lien Obligations has occurred.
Subject to the terms of the Intercreditor Agreement, the Trustee and the Collateral Agent, for itself and on behalf of the holders of the New Notes, (i) will agree that none of the Trustee, the Collateral Agent nor the holders of the New Notes will take any action that would hinder any exercise of remedies under the Priority Lien Documents or that is otherwise prohibited by the Intercreditor Agreement, including any sale, lease, exchange, transfer or other disposition of the Collateral, whether by foreclosure or otherwise; (ii) will waive any and all rights it may have as a junior lien creditor or otherwise to object to the manner in which any Priority Lien Representative, any Priority Lien Collateral Agent or other Priority Lien Secured Party seeks to enforce or collect the Priority Lien Obligations or Liens securing the Priority Lien Obligations granted in any of the Collateral, regardless of whether any action or failure to act by or on behalf of any Priority Lien Representative, any Priority Lien Collateral Agent or other Priority Lien Secured Party is adverse to the interest of any of them; and (iii) will acknowledge and agree that no covenant, agreement or restriction contained in any Note Document (other than the Intercreditor Agreement) shall be deemed to restrict in any way the rights and remedies of any Priority Lien Representative, any Priority Lien Collateral Agent or any other Priority Lien Secured Party with respect to the Collateral.
Except as specifically set forth in the Intercreditor Agreement, the Trustee, the Collateral Agent and the holders of the New Notes may exercise rights and remedies as unsecured creditors against ION or any Guarantor that has guaranteed or granted Liens to secure the Parity Lien Obligations in accordance with the terms of the Note Documents and applicable law (other than initiating or joining in an involuntary case or proceeding under any insolvency or liquidation proceeding with respect to ION or any Guarantor); provided that in the event that any of the Trustee, the Collateral Agent or the holders of the New Notes becomes a judgment Lien creditor in respect of Collateral as a result of its enforcement of its rights as an unsecured creditor with respect to the Parity Lien Obligations, such judgment Lien shall be subject to the terms of the Intercreditor Agreement for all purposes.
Order of Application
So long as the Discharge of Priority Lien Obligations has not occurred, whether or not any insolvency or liquidation proceeding has been commenced by or against ION or any Guarantor, any Collateral or any proceeds thereof received in connection with any Enforcement Action or other exercise of remedies by any Priority Lien Representative, any Priority Lien Collateral Agent or any Priority Lien Secured Party shall be applied by the Priority Lien Collateral Agent or the Priority Lien Representative, as applicable, to the Priority Lien Obligations in such order as specified in the relevant Priority Lien Documents; provided that any non-cash Collateral or non-cash proceeds may be held by the applicable Priority Lien Collateral Agent, in its discretion, as Collateral.
Upon the Discharge of Priority Lien Obligations, each Priority Lien Collateral Agent shall (x) unless the Discharge of Parity Lien Obligations has already occurred, deliver any proceeds of Collateral held by it to the Collateral Agent, to be applied by the Collateral Agent and the Trustee, as applicable, to the Parity Lien Obligations in such order as specified in the Note Documents, (y) if the Discharge of Parity Lien Obligations has already occurred, apply such proceeds of Collateral to any Excess Priority Lien Obligations in such order as specified in the relevant Priority Lien Documents, and (z) if there are no Excess Priority Lien Obligations, deliver such proceeds of Collateral to ION, its successors or assigns, or to whomever may be lawfully entitled to receive the same. Without limiting the obligations of the Parity Lien Secured Parties under the next paragraph, after the Discharge of Priority Lien Obligations has occurred, upon the Discharge of Parity Lien Obligations, the Collateral Agent shall deliver any proceeds of Collateral held by it, (x) if there are any Excess Priority Lien Obligations, to the Priority Lien Collateral Agent, for application by the Priority Lien Collateral Agent to the Excess Priority Lien Obligations in such order as specified in the relevant Priority Lien Documents until the payment in full in cash of all Excess Priority Lien Obligations, and (y) if there are no such Excess Priority Lien Obligations, to ION or to whomever may be lawfully entitled to receive the same.
So long as the Discharge of Priority Lien Obligations has not occurred, whether or not any insolvency or liquidation proceeding has been commenced by or against ION or any Guarantor, any Collateral or any proceeds thereof received by the Trustee, Collateral Agent or any other Parity Secured Party in connection with any Enforcement Action or other exercise of any right or remedy relating to the Collateral in contravention of the Intercreditor Agreement in all cases shall be segregated and held in trust and forthwith paid over to the Priority Lien Collateral Agent for the benefit of the Priority Lien Secured Parties in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct. So long as the Discharge of Priority Lien Obligations has not occurred, if the Trustee, the Collateral Agent or any other Parity Lien Secured Party shall receive Collateral or any distribution of money or other property in respect of the Collateral (including any assets or proceeds subject to Liens that have been avoided or otherwise invalidated) such money or other property shall be segregated and held in trust and forthwith paid over to the Priority Lien Collateral Agent for the benefit of the Priority Lien Secured Parties in the same form as received, with any necessary endorsements. Any Lien received by the Trustee, the Collateral Agent or any other Parity Lien Secured Party in respect of any of the Parity Lien Obligations in any insolvency or liquidation proceeding shall be subject to the terms of the Intercreditor Agreement.
Release of Liens on Collateral
Subject to the terms of the Intercreditor Agreement, if in connection with any Enforcement Action by any Priority Lien Representative or any Priority Lien Collateral Agent or any other exercise of any Priority Lien Representative’s or any Priority Lien Collateral Agent’s remedies in respect of the Collateral, in each case prior to the Discharge of Priority Lien Obligations, such Priority Lien Collateral Agent, for itself or on behalf of any of the Priority Lien Secured Parties, releases any of its Liens on any part of the Collateral or such Priority Lien Representative, for itself or on behalf of any of the Priority Lien Secured Parties releases any Guarantor from its obligations under its guaranty of the Priority Lien Obligations, then the Liens, if any, of the Collateral Agent, for itself, the Trustee and for the benefit of the holders of the New Notes, on such Collateral, and the obligations of such Guarantor under its guaranty of the New Notes, shall be automatically, unconditionally and simultaneously released. Subject to the terms of the Intercreditor Agreement, if in connection with any Enforcement Action or other exercise of rights and remedies by any Priority Lien Representative or any Priority Lien Collateral Agent, in each case prior to the Discharge of Priority Lien Obligations, the equity interests of any Person are foreclosed upon or otherwise disposed of and such Priority Lien Collateral Agent releases its Lien on the property or assets of such Person then the Liens of the Collateral Agent with respect to the property or assets (but excluding, for the avoidance of doubt, any Liens on the proceeds of such property or assets) of such Person will be automatically released to the same extent as the Liens of such Priority Lien Collateral Agent.
Subject to the terms of the Intercreditor Agreement, if any Priority Lien Collateral Agent, for itself or on behalf of any of the Priority Lien Secured Parties represented by it, releases any of its Liens on any part of the Collateral, or any Priority Lien Representative, for itself or on behalf of any of the Priority Lien Secured Parties represented by it, releases any Guarantor from its obligations under its guaranty of the Priority Lien Obligations, in connection with any sale, lease, exchange, transfer or other disposition of any Collateral by any Guarantor permitted under the terms of the Priority Lien Documents and not expressly prohibited under the terms of the Note Documents (other than in connection with an Enforcement Action or other exercise of any Priority Lien Representative’s and/or Priority Lien Collateral Agent’s remedies in respect of the Collateral, which shall be governed by the previous paragraph), in each case other than in connection with, or following, the Discharge of Priority Lien Obligations, then the Liens, if any, of the Collateral Agent, for itself or for the benefit of the holders of the New Notes, on such Collateral (but excluding, for the avoidance of doubt, any Liens on the proceeds of such Collateral), and the obligations of such Guarantor under its guaranty of the New Notes, shall be automatically, unconditionally and simultaneously released.

Until the Discharge of Priority Lien Obligations occurs, to the extent that any Priority Lien Collateral Agent, any Priority Lien Representative or Priority Lien Secured Parties (i) have released any Lien on Collateral or any Guarantor from its obligation under its guaranty and any such Liens or guaranty are later reinstated or (ii) obtain any new liens or additional guarantees from any Guarantor, then the Collateral Agent, for itself and the Parity Lien Secured Parties, shall be granted a Lien on any such Collateral, subject to the lien subordination provisions of the Intercreditor Agreement, and the Trustee, for itself and for the holders of the New Notes, shall be granted an additional guaranty, as the case may be.
In the event of a Discharge of the Priority Lien Obligations or a voluntary release of Liens securing the Priority Lien Obligations by the Priority Lien Secured Parties on all or substantially all of the Collateral (other than when such release occurs in connection with the Priority Lien Secured Parties’ foreclosure upon or other exercise of rights and remedies with respect to such Collateral), no release of the Liens on such Collateral securing the New Notes shall be made unless (A) consent to the release of such Liens securing the New Notes has been given by the requisite percentage or number of the holders of New Notes at the time outstanding as provided for in the Note Documents and (B) ION has delivered an officers’ certificate to the Priority Lien Collateral Agent, the Trustee and the Collateral Agent certifying that all such consents have been obtained and such release is otherwise authorized and permitted by the Note Documents.
Release of Liens in Respect of New Notes
The New Notes Indenture will provide that the Collateral Agent’s Parity Liens upon the Collateral will no longer secure the New Notes outstanding under the New Notes Indenture or any other Obligations under the New Notes Indenture, and the right of the holders of such New Notes and such Obligations to the benefits and proceeds of the Collateral Agent’s Parity Liens on the Collateral will terminate and be discharged:
(1)
upon satisfaction and discharge of the New Notes Indenture as set forth under the caption “— Satisfaction and Discharge;”

(2)
upon a Legal Defeasance or Covenant Defeasance of such New Notes as set forth under the caption “— Legal Defeasance and Covenant Defeasance;”

(3)
upon payment in full in cash and discharge of such New Notes outstanding under the New Notes Indenture and all Obligations thereunder that are outstanding, due and payable under the New Notes Indenture at the time such New Notes are paid in full and discharged;

(4)
in whole or in part, with the consent of the holders of the requisite percentage of such New Notes in accordance with the provisions described below under the caption “— Amendment, Supplement and Waiver;” or

(5)
after the satisfaction of the Lien Release Conditions, on the date such New Notes are rated Investment Grade and no Default or Event of Default shall have occurred and be continuing.

Bankruptcy Matters
Until the Discharge of Priority Lien Obligations has occurred, if ION or any Guarantor shall be subject to any insolvency or liquidation proceeding and any Priority Lien Representative shall desire to permit the use of “Cash Collateral” (as such term is defined in Section 363(a) of the Bankruptcy Code), on which such Priority Lien Representative, such Priority Lien Collateral Agent or any other creditor has a Lien or to permit ION or any Guarantor to obtain financing, whether from the Priority Lien Secured Parties or any other Person under Section 364 of the Bankruptcy Code or any similar bankruptcy law (“DIP Financing”), then the Trustee and the Collateral Agent, on behalf of itself and the holders of the New Notes, will not object to such Cash Collateral use or DIP Financing (including any proposed orders for such Cash Collateral use and/or DIP Financing which are acceptable to any Priority Lien Representative) and to the extent the Liens securing the Priority Lien Obligations are discharged, subordinated to or pari passu with such DIP Financing, the Collateral Agent will subordinate its Liens in the Collateral to the Liens securing such DIP Financing (and all Obligations relating thereto) and the Trustee and the Collateral Agent, on behalf of itself and the holders of the New Notes, will not request adequate protection or any other relief in connection therewith (except (i) that the Priority Lien Representative acknowledges that the Parity Lien Representative may have adequate protection for its Liens on the Collateral to the same extent as the Priority

Lien Representative, provided that such Liens are subordinated to any Liens of the Priority Lien Representative or (ii) as expressly agreed by the Priority Lien Representative); provided that the aggregate principal amount of the DIP Financing, when taken together with any remaining Priority Lien Obligations, shall not exceed an amount equal to 110% of the aggregate principal amount of Priority Lien Obligations outstanding immediately prior to the commencement of such insolvency or liquidation proceeding, and the Trustee and the holders of the New Notes retain the right to object to any ancillary agreements or arrangements regarding Cash Collateral use or the DIP Financing that are materially prejudicial to their interests.
No holder of New Notes may provide DIP Financing to ION or any Guarantor secured by Liens equal or senior in priority to the Liens securing any Priority Lien Obligations; provided, that any Liens which secure any part of the DIP Financing provided by any holders of the New Notes shall be permitted, so long as they are junior to the Liens which secure the Priority Lien Obligations.
The Trustee and the Collateral Agent, for itself and on behalf of the holders of the New Notes, will agree that it will not object to or oppose, a motion to sell, liquidate or otherwise dispose of Collateral (other than to the Priority Lien Secured Parties or their affiliates) under Section 363 of the Bankruptcy Code if the requisite Priority Lien Secured Parties have consented to such sale, liquidation or other disposition. The Trustee and the Collateral Agent, for itself and on behalf of the holders of the New Notes, will further agree that it will not directly or indirectly oppose or impede entry of any order in connection with such sale, liquidation or other disposition (other than to the Priority Lien Secured Parties or their affiliates), including orders to retain professionals or set bid procedures in connection with such sale, liquidation or disposition, if the requisite Priority Lien Secured Parties have consented to (i) such retention of professionals and bid procedures in connection with such sale, liquidation or disposition of such assets and (ii) the sale, liquidation or disposition of such assets, in which event the holders of the New Notes will be deemed to have consented to the sale or disposition of Collateral pursuant to Section 363(f) of the Bankruptcy Code and such motion does not impair the rights of the holders of the New Notes under Section 363(k) of the Bankruptcy Code.
The Trustee, for itself and on behalf of the holders of the New Notes, agrees that in any insolvency or liquidation proceeding, neither the Trustee nor the holders of the New Notes shall propose, support or vote for any plan of reorganization or disclosure statement of ION or any other Guarantor unless such plan is accepted by the class of Priority Lien Secured Parties in accordance with Section 1126(c) of the U.S. Bankruptcy Code or otherwise provides for the payment in full in case of all Priority Lien Obligations (including all post-petition interest, fees and expenses) on the effective date of such plan of reorganization.
So long as the Discharge of Priority Lien Obligations has not occurred, without the express written consent of the Priority Lien Collateral Agent, neither the Collateral Agent nor any holder of the New Notes shall (or shall join with or support any third party in opposing, objecting to or contesting, as the case may be), in any insolvency or liquidation proceeding involving ION or any Guarantor, (i) oppose, object to or contest the determination of the extent of any Liens held by any of the Priority Lien Secured Parties or the value of any claims of any such holder under Section 506(a) of the Bankruptcy Code or (ii) oppose the payment to the Priority Lien Secured Parties of interest, fees or expenses under Section 506(b) of the U.S. Bankruptcy Code.
Until the Discharge of Priority Lien Obligations has occurred, the Trustee and the Collateral Agent, for itself and on behalf of the holders of the New Notes will agree that none of them shall: (i) seek (or support any other Person seeking) relief from the automatic stay or any other stay in any insolvency or liquidation proceeding in respect of the Collateral, without the prior written consent of the Priority Lien Representatives or (ii) oppose (or support any other Person in opposing) any request by any Priority Lien Representative or Priority Lien Collateral Agent for relief from such stay.
The Trustee and the Collateral Agent, for itself and on behalf of the holders of the New Notes will agree that neither it nor any holders of the New Notes will file or prosecute in any insolvency or liquidation proceeding any motion for adequate protection (or any comparable request for relief) based upon their interest in the Collateral, nor object to, oppose or contest (or join with or support any third party objecting to, opposing or contesting):
(1)   any request by any Priority Lien Representative, any Priority Lien Collateral Agent or other Priority Lien Secured Party for adequate protection under any bankruptcy law; or

(2)   any objection by any Priority Lien Representative, any Priority Lien Collateral Agent or other Priority Lien Secured Party to any motion, relief, action or proceeding based on a claim of a lack of adequate protection.
Notwithstanding the foregoing, in any insolvency or liquidation proceeding: (i) if the Priority Lien Secured Parties (or any subset thereof) are granted adequate protection in the form of additional collateral in connection with any DIP Financing or use of cash collateral under Section 363 or Section 364 of Title 11 of the United States Code or any similar bankruptcy law, then the Trustee, for itself and on behalf of the Parity Lien Secured Parties, (A) may seek or request adequate protection in the form of a replacement Lien on such additional collateral, which Lien will be subordinated to the Liens securing the Priority Lien Debt and such DIP Financing (and all Obligations relating thereto) on the same basis as the Liens securing the New Notes are so subordinated to the Liens securing Priority Lien Obligations under the Intercreditor Agreement and (B) agrees that it will not seek or request, and will not accept, adequate protection in any other form; and (ii) in the event the Trustee, on behalf of itself or the holders of the New Notes, seeks or requests adequate protection and such adequate protection is granted in the form of additional collateral, then the Trustee, on behalf of itself or such holders of the New Notes, agrees that the Priority Lien Representative shall also be granted a senior Lien on such additional collateral as security for the applicable Priority Lien Debt and any such DIP Financing and that any Lien on such additional collateral securing the Parity Lien Debt shall be subordinated to the Liens on such collateral securing the Priority Lien Debt and any such DIP Financing (and all Obligations relating thereto) and any other Liens granted to the Priority Lien Secured Parties as adequate protection on the same basis as the other Liens securing the Parity Lien Debt are subordinated to such Liens securing the Priority Lien Debt under the Intercreditor Agreement.
Amendment of Priority Lien Documents and Note Documents
Subject to the next succeeding paragraph, the Priority Lien Documents (other than the Intercreditor Agreement) may be amended, supplemented or otherwise modified in accordance with their terms and the Priority Lien Debt may be refinanced, in each case, without notice to, or the consent of, the Trustee, the Collateral Agent or the holders of the New Notes, all without affecting the lien subordination or other provisions of the Intercreditor Agreement; provided that any such amendment, supplement or modification or refinancing is not inconsistent with the terms of the Intercreditor Agreement. The Note Documents (other than the Intercreditor Agreement) may be amended, supplemented or otherwise modified in accordance with their terms, in each case, without notice to, or the consent of, any Priority Lien Representative, any Priority Lien Collateral Agent or any other Priority Lien Secured Party all without affecting the lien subordination or other provisions of the Intercreditor Agreement; provided that any such amendment, supplement or modification is not inconsistent with the terms of the Intercreditor Agreement, as certified by ION in an officer’s certificate delivered to the Trustee and the Collateral Agent.
In the event any Priority Lien Collateral Agent or the applicable Priority Lien Secured Parties and ION or the Guarantors enter into any amendment, waiver or consent in respect of any of the Priority Lien Security Documents for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of, any Priority Lien Security Document or changing in any manner the rights of the applicable Priority Lien Collateral Agent, such Priority Lien Secured Parties, ION or any Guarantor thereunder, then such amendment, waiver or consent shall apply automatically to any comparable provision of a Parity Lien Security Document without the consent of the Trustee, Collateral Agent or the holders of the New Notes and without any action by the Trustee, the Collateral Agent, the holders of the New Notes, ION or any Guarantor; provided that:
(1)   no such amendment, waiver or consent shall have the effect of:
(A)   removing assets subject to the Lien of the Parity Lien Security Documents, except to the extent that a release of such Lien is permitted or required by the Intercreditor Agreement and provided that there is a corresponding release of the Liens securing the Priority Lien Obligations;
(B)   imposing duties on, or adversely affecting rights, immunities, indemnities, protections and limitations of liability of the Collateral Agent or the Trustee, without its prior written consent;
(C)   permitting other Liens on the Collateral not permitted under the terms of the Note Documents or the Intercreditor Agreement; or

(D)   being prejudicial to the interests of the holders of the New Notes to a greater extent than the Priority Lien Secured Parties (other than by virtue of their relative priority and the rights and obligations under the Intercreditor Agreement); and
(2)   notice of such amendment, waiver or consent will be given to the Collateral Agent by the Priority Lien Collateral Agent no later than 30 days after its effectiveness, provided that the failure to give such notice will not affect the effectiveness and validity thereof nor create any liability of the Priority Lien Collateral Agent.
Compliance with Trust Indenture Act
The New Notes Indenture will provide that ION will comply with the provisions of TIA §314. ION will cause TIA §313(b), relating to reports, and TIA §314(d), relating to the release of property or securities subject to the Lien of the Security Documents, to be complied with. Any certificate or opinion required by TIA §314(d) may be made by an Officer of ION except in cases where TIA §314(d) requires that such certificate or opinion be made by an independent Person, which Person will be an independent engineer, appraiser or other expert reasonably satisfactory to the Trustee. Notwithstanding anything to the contrary in this paragraph, ION will not be required to comply with all or any portion of TIA §314(d) if it determines, in good faith based on advice of counsel, that under the terms of TIA §314(d) and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of TIA §314(d) is inapplicable to one or a series of released Collateral.
Further Assurances; Insurance
The New Notes Indenture will provide that ION and each of the other Guarantors will do or cause to be done all acts and things that may be necessary or desirable, or that the Collateral Agent from time to time may reasonably request, to assure and confirm that the Collateral Agent holds, for the benefit of the Parity Lien Secured Parties, duly created and enforceable and perfected Parity Liens upon the Collateral (including any property or assets that are acquired or otherwise become Collateral after the New Notes are issued), in each case, as contemplated by, and with the Lien priority required under, the Parity Lien Documents.
If necessary or desirable or upon the request of the Collateral Agent or any Parity Lien Representative at any time and from time to time, ION and each of the other Guarantors will promptly execute, acknowledge and deliver such security documents, instruments, certificates, notices and other documents, and take such other actions as shall be reasonably necessary or desirable to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the Parity Lien Documents for the benefit of the holders of Parity Lien Obligations.
ION and the other Guarantors will:
(1)
keep their properties adequately insured at all times by financially sound and reputable insurers;

(2)
maintain such other insurance, to such extent and against such risks (and with such deductibles, retentions and exclusions), including fire and other risks insured against by extended coverage and coverage for acts of terrorism, as is customary with companies in the same or similar businesses operating in the same or similar locations, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by them;

(3)
maintain such other insurance as may be required by law; and

(4)
maintain such other insurance as may be required by the Security Documents.

Upon the request of the Collateral Agent, ION and the other Guarantors will furnish to the Collateral Agent full information as to their property and liability insurance carriers, certified as true and correct. Holders of Parity Lien Obligations, as a class, will be named as additional insureds, with a waiver of subrogation, on all insurance policies of ION and the other Guarantors covering the Collateral and the

Collateral Agent will be named as loss payee, with 30 days’ notice of cancellation or material change, on all property and casualty insurance policies of ION and the other Guarantors covering the Collateral.
Optional Redemption
At any time prior to December 15, 2023, ION may on any one or more occasions redeem all or a part of the New Notes, upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100.0% of the principal amount of the New Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest, to the date of redemption, subject to the rights of holders of New Notes on the relevant record date to receive interest due on the relevant interest payment date.
On or after December 15, 2023, ION may on any one or more occasions redeem all or a part of the New Notes upon not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100.0% of the principal amount of the New Notes redeemed, plus accrued and unpaid interest to the applicable date of redemption subject to the rights of holders of New Notes on the relevant record date to receive interest on the relevant interest payment date:
Unless ION defaults in the payment of the redemption price, interest will cease to accrue on the New Notes or portions thereof called for redemption on the applicable redemption date.
Mandatory Redemption
Except as set forth below under “— Repurchase at the Option of Holders,” ION is not required to make mandatory redemption or sinking fund payments with respect to the New Notes or to repurchase the New Notes at the option of holders of the New Notes.
Conversion Rights
General
Holders of New Notes may convert all or any portion of their notes at their option at any time prior to the close of business on the business day immediately preceding the maturity date.
The conversion rate will initially be 333.3333 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $3.00 per share of common stock). Upon conversion of a New Note, ION will satisfy its conversion obligation by paying or delivering, as the case may be, cash, shares of its common stock or a combination of cash and shares of ION’s common stock, at ION’s election, all as set forth below under “— Settlement upon Conversion.” If ION satisfies its conversion obligation solely in cash or through payment and delivery, as the case may be, of a combination of cash and shares of its common stock, the amount of cash and shares of common stock, if any, due upon conversion will be based on a daily conversion value (as defined below) calculated on a proportionate basis for each trading day in a 30 day trading day observation period. The Trustee will initially act as the conversion agent.
A holder may convert fewer than all of such holder’s New Notes so long as such converted notes are a multiple of $1,000 principal amount.
If ION calls any or all of the New Notes for redemption, a holder of New Notes may convert all or any portion of such notes only until the close of business on the scheduled trading day immediately preceding the redemption date unless ION fails to pay the redemption price (in which case a holder of New Notes may convert such notes until the redemption price (including the Applicable Premium, if any) has been paid or duly provided for).
Upon conversion, a holder of New Notes will not receive any separate cash payment for accrued and unpaid interest, if any, except as described below and other than the Applicable Premium described under “— Settlement upon Conversion” in the case of a conversion in connection with a redemption of the notes at ION’s option. ION will not issue fractional shares of ION’s common stock upon conversion of notes. Instead, ION will pay cash in lieu of delivering any fractional share as described under “— Settlement upon Conversion.” ION’s payment and delivery, as the case may be, to holders of New Notes of the full amount of cash, the full number of shares of its common stock or a combination thereof, as the case may be, together with a cash payment for any fractional shares, into which a note is convertible will be deemed to satisfy in full ION’s obligation to pay:
•
the principal amount of that note; and

•
accrued and unpaid interest, if any, to, but not including, the relevant conversion date.

As a result, accrued and unpaid interest, if any, to, but not including, the relevant conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited. Upon a conversion of notes into a combination of cash and shares of ION’s common stock, accrued and unpaid interest will be deemed to be paid for out of cash paid upon such conversion.
Notwithstanding the immediately preceding paragraph, if the New Notes are converted after 5:00 p.m., New York City time, on a regular record date for the payment of interest, holders of such notes at 5:00 p.m., New York City time, on such regular record date will receive the full amount of interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. New Notes surrendered for conversion during the period from 5:00 p.m., New York City time, on any regular record date to 9:00 a.m., New York City time, on the immediately following interest payment date must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made:
•
on the principal amount of that note; and

•
for conversions following the regular record date immediately preceding the maturity date;

•
if ION has specified a redemption date that is after a regular record date and on or prior to the business day immediately following the corresponding interest payment date;

•
if ION has specified a Change of Control Purchase Date that is after a regular record date and on or prior to the business day immediately following the corresponding interest payment date; or

•
to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such New Note.

Therefore, for the avoidance of doubt, all record holders on the regular record date immediately preceding the maturity date or any Change of Control Purchase Date or redemption date will receive the full interest payment due on the maturity date or the Change of Control Purchase Date or redemption date, as applicable, regardless of whether their New Notes have been converted, repurchased or redeemed following such regular record date.
If a holder converts New Notes, ION will pay any documentary, stamp or similar issue or transfer tax due on any issuance of any shares of ION’s common stock upon the conversion, unless the tax is due because the holder requests such shares to be issued in a name other than the holder’s name, in which case the holder will pay the tax.
Company Conversion
On or after the day that is the eighteen (18) month anniversary of the issue date of the New Notes (the “Issue Date”), ION may require the conversion of all or part of the New Notes, at its option, if ION’s common stock, as determined by ION, has a 20-day volume weighted average price (“VWAP”) of at least 175% of the conversion price then in effect ending on, and including, the trading day immediately preceding the date on which ION provides notice of conversion (a “Optional Conversion”). If ION undergoes an Optional Conversion prior to the third anniversary of the Issue Date, holders of New Notes will be entitled to a “make-whole” premium payment in cash equal to the Applicable Premium amount as described under “— Optional Redemption.”
In the case of any optional conversion, ION will provide not less than 45 nor more than 50 scheduled trading days’ notice before the conversion date to the Trustee, the paying agent and each holder of notes, and the conversion price will be equal to 100% of the principal amount of the notes to be converted, plus accrued and unpaid interest to, but excluding, the redemption date (unless the redemption date falls after a regular record date but on or prior to the immediately succeeding interest payment date, in which case we will pay the full amount of accrued and unpaid interest to the holder of record as of the close of business on such regular record date, and the redemption price will be equal to 100% of the principal amount of the notes to be redeemed). The redemption date must be a business day and may not fall after the scheduled maturity date.
If ION decides to convert fewer than all of the outstanding notes, the Trustee will select the notes to be converted (in principal amounts of $1,000 or multiples thereof) by lot, on a pro rata basis or by another method the Trustee considers to be fair and appropriate, in each case, with respect to global notes, in accordance with and subject to applicable DTC procedures or requirements.
Conversion Procedures
If a holder of a New Note holds a beneficial interest in a Global Note, to convert, such holder must comply with DTC’s procedures for converting a beneficial interest in a Global Note and, if required, pay funds equal to interest payable on the next interest payment date to which such holder is not entitled. As such, a beneficial owner of the New Notes must allow for sufficient time to comply with DTC’s procedures if such holder wishes to exercise its conversion rights.
Holders of certificated New Notes must convert by doing the following:
•
complete and manually sign the conversion notice on the back of the New Note, or a facsimile of the conversion notice;

•
deliver the conversion notice, which is irrevocable, and the New Note to the conversion agent;

•
if required, furnish appropriate endorsements and transfer documents; and

•
if required, pay funds equal to interest payable on the next interest payment date to which you are not entitled.

Ion shall pay any documentary, stamp, or similar issue or transfer tax on the issuance of any shares of Ion’s common stock upon conversion of the New Notes, unless the tax is due because the holder requests such shares to be issued in a name other than the holder’s name, in which case the holder must pay the tax.
The date holders comply with the relevant procedures for conversion described above is referred to as of the “conversion date.”
Settlement upon Conversion
Upon conversion, ION may choose to pay or deliver, as the case may be, either cash (“cash settlement”), shares of its common stock (“physical settlement”) or a combination of cash and shares of its common stock (“combination settlement”), as described below. Each of these settlement methods is referred to as a “settlement method.”
All conversions for which the relevant conversion date occurs on or after September 15, 2025, and all conversions for which the relevant conversion date occurs after ION’s issuance of a notice of redemption with respect to the New Notes and prior to the related redemption date, will be settled using the same settlement method. Except for any conversions for which the relevant conversion date occurs after ION’s issuance of a notice of redemption with respect to the New Notes, and any conversions for which the relevant conversion date occurs on or after September 15, 2025, ION will use the same settlement method for all conversions with the same conversion date, but ION will not have any obligation to use the same settlement method with respect to conversions with different conversion dates. That is, ION may choose for notes converted on one conversion date to settle conversions through physical settlement, and choose for New Notes converted on another conversion date to settle conversions through cash settlement or combination settlement.
If ION elects a settlement method, ION will inform holders so converting in writing through the conversion agent of the settlement method ION has elected no later than the close of business on the trading day immediately following the related conversion date (or in the case of any conversions for which the relevant conversion date occurs (i) after the date of issuance of a notice of redemption as described under

“— Optional Redemption” and prior to the related redemption date, in such notice of redemption or (ii) on or after September 15, 2025, no later than September 15, 2025). If ION does not timely elect a settlement method, it will no longer have the right to elect cash settlement or physical settlement and ION will be deemed to have elected combination settlement in respect of ION’s conversion obligation, as described below, and the specified dollar amount (as defined below) per $1,000 principal amount of New Notes will be equal to $1,000. If ION elects combination settlement, but ION does not timely notify converting holders of the specified dollar amount per $1,000 principal amount of New Notes, such specified dollar amount will be deemed to be $1,000. It is ION’s current intent and policy to settle conversions through combination settlement with a specified dollar amount of $1,000.
Settlement amounts will be computed by us as follows:
•
if ION elects physical settlement, ION will deliver to the converting holder in respect of each $1,000 principal amount of New Notes being converted a number of shares of common stock equal to the conversion rate (plus cash in lieu of any fractional share of our common stock issuable upon conversion);

•
if ION elects cash settlement, ION will pay to the converting holder in respect of each $1,000 principal amount of New Notes being converted cash in an amount equal to the sum of the daily conversion values for each of the 30 consecutive trading days during the related observation period; and

•
if ION elects (or is deemed to have elected) combination settlement, ION will pay or deliver, as the case may be, to the converting holder of each $1,000 principal amount of New Notes being converted a “settlement amount” equal to the sum of the daily settlement amounts for each of the 30 consecutive trading days during the relevant observation period (plus cash in lieu of any fractional share of our common stock issuable upon conversion).

The “daily settlement amount” for each of the 30 consecutive trading days during the observation period shall consist of:
•
cash equal to the lesser of (i) the maximum cash amount per $1,000 principal amount of New Note to be received upon conversion as specified (or deemed specified) in the notice specifying ION’s chosen settlement method (the “specified dollar amount”), divided by 30 (such quotient, the “daily measurement value”) and (ii) the daily conversion value; and

•
if the daily conversion value exceeds the daily measurement value, a number of shares equal to (i) the difference between the daily conversion value and the daily measurement value, divided by (ii) the daily VWAP for such trading day.

The “daily conversion value” means, for each of the 30 consecutive trading days during the observation period, l/30th of the product of (1) the conversion rate on such trading day and (2) the daily VWAP for such trading day.
The “daily VWAP” means, for each of the 30 consecutive trading days during the relevant observation period, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “IO <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day (or if such volume-weighted average price is unavailable, the market value of one share of our common stock on such trading day determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained for this purpose by us). The “daily VWAP” will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.
The “observation period” with respect to any New Notes surrendered for conversion means:
•
if the relevant conversion date occurs prior to September 15, 2025 and ION has not issued a notice of redemption with respect to the notes as described under “— Optional Redemption” above, the 30 consecutive trading days beginning on, and including, the second trading day immediately succeeding such conversion date;

•
if the relevant conversion date occurs on or after September 15, 2025 and ION has not issued a notice of redemption with respect to the notes on or after December 15, 2023 as described under “— Optional Redemption — Redemption,” the 30 consecutive trading days beginning on, and including, the 32nd scheduled trading day immediately preceding the maturity date; and

•
if the relevant conversion date occurs on or after the date of ION’s issuance of a notice of redemption with respect to the notes as described under “— Optional Redemption” above and prior to the relevant redemption date (even if the relevant conversion date occurs on or after September 15, 2025), the 30 consecutive trading days beginning on, and including, the 32nd scheduled trading day immediately preceding such redemption date.

With respect to any New Notes that are converted after the date of ION’s issuance of a notice of redemption as described under “— Optional Redemption” and prior to the close of business on the scheduled trading day immediately preceding the redemption date, in addition to the payment or delivery of the consideration due in respect of conversion as described above, ION will pay or deliver, as the case may be, the Applicable Premium under the New Notes Indenture in cash, shares of ION’s common stock or a combination of cash and shares of ION’s common stock as specified in its notice of redemption as described under “— Optional Redemption” above.
For the purposes of determining amounts due upon conversion only, “trading day” means a day on which (i) there is no “market disruption event” (as defined below) and (ii) trading in ION’s common stock generally occurs on the NYSE or, if ION’s common stock is not then listed on the NYSE, on the principal other U.S. national or regional securities exchange on which ION’s common stock is then listed or, if ION’s common stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which ION’s common stock is then listed or admitted for trading. If ION’s common stock is not so listed or admitted for trading, “trading day” means a “business day.”
“Scheduled trading day” means a day that is scheduled to be a trading day on the principal U.S. national or regional securities exchange or market on which ION’s common stock is listed or admitted for trading. If ION’s common stock is not so listed or admitted for trading, “scheduled trading day” means a “business day.”
For the purposes of determining amounts due upon conversion, “market disruption event” means (i) a failure by the primary U.S. national or regional securities exchange or market on which ION’s common stock is listed or admitted for trading to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m., New York City time, on any scheduled trading day for ION’s common stock for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in ION’s common stock or in any options contracts or futures contracts relating to ION’s common stock.
Except as described under “— Increase in Conversion Rate upon Conversion upon a Make-Whole Change of Control” and “— Recapitalizations, Reclassifications and Changes of ION’s Common Stock,” ION will pay or deliver, as the case may be, the consideration due upon conversion (including any Applicable Premium in connection with such conversion) to converting holders on the third business day immediately following the relevant conversion date, if ION elects physical settlement, or on the second business day immediately following the last trading day of the relevant observation period, in the case of any other settlement method.
ION will pay cash in lieu of delivering any fractional share of common stock issuable upon conversion based on the daily VWAP on the relevant conversion date (in the case of physical settlement) or based on the daily VWAP for the last trading day of the relevant observation period (in the case of combination settlement).
Each conversion will be deemed to have been effected as to any New Notes surrendered for conversion on the conversion date; provided, however, that the person in whose name any shares of ION’s common stock shall be issuable upon such conversion will become the holder of record of such shares as of the close of business on the conversion date (in the case of physical settlement) or the last trading day of the relevant observation period (in the case of combination settlement).

Conversion Rate Adjustments
The conversion rate will be adjusted as described below, except that ION will not make any adjustments to the conversion rate if holders of the notes participate (other than in the case of (x) a share split or share combination or (y) a tender or exchange offer), at the same time and upon the same terms as holders of ION’s common stock and solely as a result of holding the notes, in any of the transactions described below without having to convert their notes as if they held a number of shares of common stock equal to the conversion rate, multiplied by the principal amount (expressed in thousands) of notes held by such holder.
(1)
If ION exclusively issues shares of its common stock as a dividend or distribution on shares of ION’s common stock, or if ION effects a share split or share combination, the conversion rate will be adjusted based on the following formula:

where,
CR0 =
the conversion rate in effect immediately prior to the open of business on the ex-dividend date of such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or share combination, as applicable;

CR1 =
the conversion rate in effect immediately after the open of business on such ex-dividend date or effective date;

OS0 =
the number of shares of ION’s common stock outstanding immediately prior to the open of business on such ex-dividend date or effective date, before giving effect to such dividend, distribution, share split, or share combination; and

OS1 =
the number of shares of ION’s common stock outstanding immediately after giving effect to such dividend, distribution, share split or share combination.

Any adjustment made under this clause (1) shall become effective immediately after the open of business on the ex-dividend date for such dividend or distribution, or immediately after the open of business on the effective date for such share split or share combination, as applicable. If any dividend or distribution of the type described in this clause (1) is declared but not so paid or made, the conversion rate shall be immediately readjusted, effective as of the date ION’s board of directors or a committee thereof determines not to pay such dividend or distribution, to the conversion rate that would then be in effect if such dividend or distribution had not been declared.
(2)
If, other than with respect to the subscription Rights Offering consummated on or prior to April 15, 2021 (which subscription rights are already taken into account in the initial conversion rate), if any, ION issues to all or substantially all holders of its common stock any rights, options or warrants entitling them, for a period of not more than 60 calendar days after the announcement date of such issuance, to subscribe for or purchase shares of ION’s common stock at a price per share that is less than the average of the last reported sale prices of ION’s common stock for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of such issuance, the conversion rate will be increased based on the following formula:

where,
CR0 =
the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such issuance;

CR1 =
the conversion rate in effect immediately after the open of business on such ex-dividend date;

OS0 =
the number of shares of ION’s common stock outstanding immediately prior to the open of business on such ex-dividend date;

X   =
the total number of shares of ION’s common stock issuable pursuant to such rights, options or warrants; and

Y   =
the number of shares of ION’s common stock equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the last reported sale prices of ION’s common stock over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any increase made under this clause (2) will be made successively whenever any such rights, options or warrants are issued and shall become effective immediately after the open of business on the ex-dividend date for such issuance. To the extent that shares of common stock are not delivered after the expiration of such rights, options or warrants, the conversion rate shall be decreased to the conversion rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of common stock actually delivered. If such rights, options or warrants are not so issued, the conversion rate shall be decreased to the conversion rate that would then be in effect if such ex-dividend date for such issuance had not occurred.
For the purpose of this clause (2) and for the purpose of the first bullet point under “— Notice of Specified Corporate Events — Certain Distributions,” in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase shares of the common stock at less than such average of the last reported sale prices for the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the date of announcement of such issuance, and in determining the aggregate offering price of such shares of common stock, there shall be taken into account any consideration received by us for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by ION’s board of directors or a committee thereof.
(3)
If, other than with respect to the subscription Rights Offering consummated on or prior to April 15, 2021, if any, ION distributes shares of its capital stock, evidences of its indebtedness, other assets or property of its or rights, options or warrants to acquire its capital stock or other securities, to all or substantially all holders of ION’s common stock, excluding:

•
dividends, distributions or issuances as to which an adjustment was effected pursuant to clause (1) or (2) above;

•
dividends or distributions paid exclusively in cash as to which the provisions set forth in clause (4) below shall apply; and

•
spin-offs as to which the provisions set forth below in this clause (3) shall apply;

then the conversion rate will be increased based on the following formula:
where,
CR0 =
the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR1 =
the conversion rate in effect immediately after the open of business on such ex-dividend date;

SP0  =
the average of the last reported sale prices of ION’s common stock over the 10 consecutive trading day period ending on, and including, the trading day immediately preceding the ex-dividend date for such distribution; and

FMV =
the fair market value (as determined by ION’s board of directors or a committee thereof) of the shares of capital stock, evidences of indebtedness, assets, property, rights, options or warrants distributed with respect to each outstanding share of ION’s common stock on the ex-dividend date for such distribution.
Any increase made under the portion of this clause (3) above will become effective immediately after the open of business on the ex-dividend date for such distribution. If such distribution is not so paid or made, the conversion rate shall be decreased to be the conversion rate that would then be in effect if such distribution had not been declared. Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder of a note shall receive, in respect of each $1,000 principal amount thereof, at the same time and upon the same terms as holders of ION’s common stock, the amount and kind of ION’s capital stock, evidences of ION’s indebtedness, other assets or property of ION’s or rights, options or warrants to acquire ION’s capital stock or other securities that such holder would have received if such holder owned a number of shares of common stock equal to the conversion rate in effect on the ex-dividend date for the distribution.
With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on ION’s common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, that are, or, when issued, will be, listed or admitted for trading on a U.S. national securities exchange, which ION refers to as a “spin-off,” the conversion rate will be increased based on the following formula:
where,
CR0   =
the conversion rate in effect immediately prior to the end of the valuation period (as defined below);

CR1   =
the conversion rate in effect immediately after the end of the valuation period;

FMV0 =
the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of ION’s common stock applicable to one share of ION’s common stock (determined by reference to the definition of last reported sale price set forth under “— Conversion upon Satisfaction of Sale Price Condition” as if references therein to ION’s common stock were to such capital stock or similar equity interest) over the first 10 consecutive trading day period after, and including, the ex-dividend date of the spin-off (the “valuation period”); and

MP0   =
the average of the last reported sale prices of ION’s common stock over the valuation period.

The increase to the conversion rate under the preceding paragraph will occur at 5:00 p.m. New York City time on the last trading day of the valuation period; provided that (x) in respect of any conversion of notes for which physical settlement is applicable, if the relevant conversion date occurs during the valuation period, the reference to “10” in the preceding paragraph shall be deemed replaced with such lesser number of trading days as have elapsed between the ex-dividend date for such spin-off and such conversion date in determining the conversion rate and (y) in respect of any conversion of notes for which cash settlement or combination settlement is applicable, for any trading day that falls within the relevant observation period for such conversion and within the valuation period, the reference to “ 10” in the preceding paragraph shall be deemed replaced with such lesser number of trading days as have elapsed between the ex-dividend date for such spin-off and such trading day in determining the conversion rate as of such trading day. In addition, if the ex-dividend date for such Spin-off is after the 10th trading day immediately preceding, and including, the end of any observation period in respect of a conversion of notes, references to “10” or “10th” in the preceding paragraph and this paragraph shall be deemed to be replaced, solely in respect of that conversion, with such lesser number of trading days as have elapsed from, and including, the ex-dividend date for such spin-off to, and including, the last trading day of such observation period.

(4)
If any cash dividend or distribution is made to all or substantially all holders of ION’s common stock, the conversion rate will be increased based on the following formula:

where,
CR0 =
the conversion rate in effect immediately prior to the open of business on the ex-dividend date for such dividend or distribution;

CR1 =
the conversion rate in effect immediately after the open of business on the ex-dividend date for such dividend or distribution;

SP0  =
the last reported sale price of ION’s common stock on the trading day immediately preceding the ex-dividend date for such dividend or distribution; and

C    =
the amount in cash per share ION distributes to all or substantially all holders of ION’s common stock.

Any increase made under this clause (4) shall become effective immediately after the open of business on the ex-dividend date for such dividend or distribution. If such dividend or distribution is not so paid, the conversion rate shall be decreased, effective as of the date ION’s board of directors or a committee thereof determines not to make or pay such dividend or distribution, to be the conversion rate that would then be in effect if such dividend or distribution had not been declared. Notwithstanding the foregoing, if “C” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each holder of a note shall receive, for each $1,000 principal amount of notes, at the same time and upon the same terms as holders of shares of ION’s common stock, the amount of cash that such holder would have received if such holder owned a number of shares of ION’s common stock equal to the conversion rate on the ex-dividend date for such cash dividend or distribution.
(5)
If ION or any of its subsidiaries make a payment in respect of a tender or exchange offer for ION’s common stock, to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the average of the last reported sale prices of ION’s common stock over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

where,
CR0 =
the conversion rate in effect immediately prior to the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;

CR1 =
the conversion rate in effect immediately after the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires;

AC =
the aggregate value of all cash and any other consideration (as determined by ION’s board of directors or a committee thereof) paid or payable for shares purchased in such tender or exchange offer;

OS0 =
the number of shares of ION’s common stock outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer);

OS1 =
the number of shares of ION’s common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange in such tender or exchange offer); and

SP1 =
the average of the last reported sale prices of ION’s common stock over the 10 consecutive trading day period commencing on, and including, the trading day next succeeding the date such tender or exchange offer expires.

The increase to the conversion rate under the preceding paragraph will occur at the close of business on the 10th trading day immediately following, and including, the trading day next succeeding the date such tender or exchange offer expires; provided that (x) in respect of any conversion of notes for which physical settlement is applicable, if the relevant conversion date occurs during the 10 trading days immediately following, and including, the trading day next succeeding the expiration date of any tender or exchange offer, references to “10” or “10th” in the preceding paragraph shall be deemed replaced with such lesser number of trading days as have elapsed between the expiration date of such tender or exchange offer and such conversion date in determining the conversion rate and (y) in respect of any conversion of notes for which cash settlement or combination settlement is applicable, for any trading day that falls within the relevant observation period for such conversion and within the 10 trading days immediately following, and including, the trading day next succeeding the expiration date of any tender or exchange offer, references to “10” or “10th” in the preceding paragraph shall be deemed replaced with such lesser number of trading days as have elapsed between the expiration date of such tender or exchange offer and such trading day in determining the conversion rate as of such trading day. In addition, if the trading day next succeeding the date such tender or exchange offer expires is after the 10th trading day immediately preceding, and including, the end of any observation period in respect of a conversion of notes, references to “10” or “10th” in the preceding paragraph and this paragraph shall be deemed to be replaced, solely in respect of that conversion, with such lesser number of trading days as have elapsed from, and including, the trading day next succeeding the date such tender or exchange offer expires to, and including, the last trading day of such observation period.
Notwithstanding the foregoing, if a conversion rate adjustment becomes effective on any ex-dividend date as described above, and a holder that has converted its notes on or after such ex-dividend date and on or prior to the related record date would be treated as the record holder of shares of ION’s common stock as of the related conversion date as described under “— Settlement upon Conversion” based on an adjusted conversion rate for such ex-dividend date, then, notwithstanding the foregoing conversion rate adjustment provisions, the conversion rate adjustment relating to such ex-dividend date will not be made for such converting holder. Instead, such holder will be treated as if such holder were the record owner of the shares of ION’s common stock on an unadjusted basis and participate in the related dividend, distribution or other event giving rise to such adjustment.
Except as stated herein, ION will not adjust the conversion rate for the issuance of shares of its common stock or any securities convertible into or exchangeable for shares of ION’s common stock or the right to purchase shares of ION’s common stock or such convertible or exchangeable securities.
As used in this section, “ex-dividend date” means the first date on which the shares of ION’s common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive the issuance, dividend or distribution in question, from us or, if applicable, from the seller of ION’s common stock on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market, and “effective date” means the first date on which the shares of ION’s common stock trade on the applicable exchange or in the applicable market, regular way, reflecting the relevant share split or share combination, as applicable.
As used in this section, “record date” means, with respect to any dividend, distribution or other transaction or event in which the holders of ION’s common stock (or other applicable security) have the right to receive any cash, securities or other property or in which ION’s common stock (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of ION’s common stock (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by ION’s board of directors or a duly authorized committee thereof, statute, contract or otherwise).

ION is permitted to increase the conversion rate of the notes by any amount for a period of at least 20 business days if its board of directors or a committee thereof determines that such increase would be in ION’s best interest. ION may also (but are not required to) increase the conversion rate to avoid or diminish income tax to holders of its common stock or rights to purchase shares of its common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.
A holder may, in some circumstances, including a distribution of cash dividends to holders of its shares of common stock, be deemed to have received a distribution subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Certain U.S. Federal Income Tax Considerations.”
If ION has a rights plan in effect upon conversion of the notes into common stock, a holder of New Notes will receive, in addition to any shares of common stock received in connection with such conversion, the rights under the rights plan. However, if, prior to any conversion, the rights have separated from the shares of common stock in accordance with the provisions of the applicable rights plan, the conversion rate will be adjusted at the time of separation as if ION distributed to all or substantially all holders of ION’s common stock, shares of ION’s capital stock, evidences of indebtedness, assets, property, rights, options or warrants as described in clause (3) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.
Notwithstanding any of the foregoing, the conversion rate will not be adjusted:
•
upon the issuance of any shares of ION’s common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on ION’s securities and the investment of additional optional amounts in shares of ION’s common stock under any plan;

•
upon the issuance of any shares of ION’s common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by ION or any of its subsidiaries;

•
upon the issuance of any shares of ION’s common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•
solely for a change in the par value of the common stock;

•
for the subscription Rights Offering consummated on or prior to April 15, 2021, if any; or

•
for accrued and unpaid interest, if any.

Adjustments to the conversion rate will be calculated to the nearest 1/10,000th of a share.
Recapitalizations, Reclassifications and Changes of ION’s Common Stock
In the case of:
•
any recapitalization, reclassification or change of ION’s common stock (other than changes resulting from a subdivision or combination),

•
any consolidation, merger or combination involving us,

•
any sale, lease or other transfer to a third party of the consolidated assets of ION and its subsidiaries substantially as an entirety, or

•
any statutory share exchange,

in each case, as a result of which ION’s common stock would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at and after the effective time of the transaction, the right to convert each $1,000 principal amount of notes will be changed into a right to convert such principal amount of notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of common stock equal to the conversion rate immediately prior to such transaction would have owned or been entitled to receive (the “reference property”) upon such transaction. However, at and after the effective time of the transaction, (i) ION will continue to have the right to determine the form of consideration to be paid or delivered, as the case may be, upon conversion of notes, as set forth under “— Settlement upon Conversion” and (ii)(x) any amount payable in cash upon conversion of the notes as set forth under “— Settlement upon Conversion” will continue to be payable in cash, (y) any shares of ION’s common stock that it would have been required to deliver upon conversion of the notes as set forth under “— Settlement upon Conversion” (including, if applicable, any shares deliverable in connection with any Applicable Premium) above or in connection with any delivery of shares of ION’s common stock in respect of any Applicable Premium deliverable upon redemption as set forth under “— Optional Redemption — “ above will instead be deliverable in the amount and type of reference property that a holder of that number of shares of ION’s common stock would have received in such transaction; and (z) the daily VWAP will be calculated based on the value of a unit of reference property that a holder of one share of ION’s common stock would have received in such transaction. If the transaction causes ION’s common stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property into which the notes will be convertible will be deemed to be (i) the weighted average of the types and amounts of consideration received by the holders of ION’s common stock that affirmatively make such an election or (ii) if no holders of ION’s common stock affirmatively make such an election, the types and amounts of consideration actually received by the holders of ION’s common stock. If the holders of ION’s common stock receive only cash in such transaction, then for all conversions that occur after the effective date of such transaction (i) the consideration due upon conversion of each $1,000 principal amount of notes shall be solely cash in an amount equal to the conversion rate in effect on the conversion date (as may be increased as described under “— Increase in Conversion Rate upon Conversion upon a Make-Whole Change of Control”), multiplied by the price paid per share of common stock in such transaction and (ii) ION will satisfy its conversion obligation by paying cash to converting holders on the third business day immediately following the conversion date. ION will notify holders, the Trustee and the conversion agent (if other than the Trustee) of the weighted average as soon as practicable after such determination is made.
The supplemental indenture providing that the notes will be convertible into reference property will also provide for anti-dilution and other adjustments that are as nearly equivalent as possible to the adjustments described under “— Conversion Rate Adjustments” above. If the reference property in respect of any such transaction includes shares of stock, securities or other property or assets of a company other than us or the successor or purchasing corporation, as the case may be, in such transaction, such other company will also execute such supplemental indenture, and such supplemental indenture will contain such additional provisions to protect the interests of the holders, including the right of holders to require ION to repurchase their notes upon a Change of Control as described under “— Repurchase at the Option of Holders” below, as the board of directors reasonably considers necessary by reason of the foregoing. ION will agree in the indenture not to become a party to any such transaction unless its terms are consistent with the foregoing.
Adjustments of Prices
Whenever any provision of the indenture requires us to calculate the last reported sale prices, the daily VWAPs, the daily conversion values or the daily settlement amounts over a span of multiple days (including an observation period and the “stock price” for purposes of a Make-Whole Change of Control), ION’s board of directors or a committee thereof will make appropriate adjustments to each to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the ex-dividend date, effective date or expiration date of the event occurs, at any time during the period when the last reported sale prices, the daily VWAPs, the daily conversion values or the daily settlement amounts are to be calculated.
Increase in Conversion Rate upon Conversion upon a Make-Whole Change of Control
If the “effective date” (as defined below) of a Change of Control determined after giving effect to any exceptions to or exclusions from such definition, but without regard to the proviso in the final paragraph of the definition thereof, a “Make-Whole Change of Control”) occurs prior to the maturity date of the notes and a holder elects to convert its notes in connection with such Make-Whole Change of Control, ION will, under certain circumstances, increase the conversion rate for the notes so surrendered for conversion by a number of additional shares of common stock (the “additional shares”), as described below. A conversion of New Notes will be deemed for these purposes to be “in connection with” such Make-Whole Change of Control if the relevant notice of conversion of the New Notes is received by the conversion agent from, and including, the effective date of the Make-Whole Change of Control up to, and including, the business day immediately prior to the related Change of Control purchase date (or, in the case of a Make-Whole Change of Control that would have been a Change of Control but for the proviso in the final paragraph of the definition thereof, the 35th trading day immediately following the effective date of such Make-Whole Change of Control) (such period, the “Make-Whole Change of Control Period”).
Upon surrender of New Notes for conversion in connection with a Make-Whole Change of Control, ION will, at ION’s option, satisfy its conversion obligation by physical settlement, cash settlement or combination settlement, based on the conversion rate as increased to reflect the additional shares pursuant to the table set forth below, as described under “— Conversion Rights — Settlement upon Conversion.” However, if the consideration for ION’s common stock in any Make-Whole Change of Control described in clause (1) of the definition of Change of Control is composed entirely of cash, for any conversion of notes following the effective date of such Make-Whole Change of Control, the conversion obligation will be calculated based solely on the “stock price” (as defined below) for the transaction and will be deemed to be an amount of cash per $1,000 principal amount of converted notes equal to the conversion rate (including any increase to reflect the additional shares as described in this section), multiplied by such stock price. In such event, the conversion obligation will be determined and paid to holders in cash on the third business day following the conversion date. ION will notify holders, the Trustee and the conversion agent (if other than the trustee) of the effective date of any Make-Whole Change of Control and issue a press release announcing such effective date no later than five business days after such effective date.
The number of additional shares, if any, by which the conversion rate will be increased will be determined by reference to the table below, based on the date on which the Make-Whole Change of Control occurs or becomes effective (the “effective date”) and the price (the “stock price”) paid (or deemed to be paid) per share of ION’s common stock in the Make-Whole Change of Control. If the holders of ION’s common stock receive in exchange for their common stock only cash in a Make-Whole Change of Control described in clause (1) of the definition of Change of Control, the stock price will be the cash amount paid per share. Otherwise, the stock price will be the average of the last reported sale prices of ION’s common stock over the five trading day period ending on, and including, the trading day immediately preceding the effective date of the Make-Whole Change of Control.
The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares as set forth in the table below will be adjusted in the same manner and at the same time as the conversion rate as set forth under “— Conversion Rate Adjustments.”
The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of notes for each stock price and effective date set forth below:
Effective Date	$2.57	$3.00	$3.50	$5.00	$7.50	$10.00	$20.00	$30.00
Issue Date	55.7743	39.4400	32.9743	22.2040	13.8307	9.6450	3.3645	1.2740
One Year Anniversary of Issue Date	55.7743	18.7033	14.7971	9.9820	6.2373	4.3650	1.5575	0.6213
1 1∕2 Year Anniversary of Issue Date	55.7743	7.8122	0	0	0	0	0	0
The exact stock prices and effective dates may not be set forth in the table above, in which case:
•
If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.
•
If the stock price is greater than $30.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•
If the stock price is less than $2.57 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of notes exceed 55.7743 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “— Conversion Rate Adjustments.”
ION’s obligation to increase the conversion rate for notes converted in connection with a Make-Whole Change of Control could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.
Repurchase at the Option of Holders
Change of Control
If a Change of Control occurs, each holder of New Notes will have the right to require ION to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000 in excess thereof) of that holder’s New Notes pursuant to a Change of Control Offer on the terms set forth in the New Notes Indenture. In the Change of Control Offer, ION will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of New Notes repurchased, plus accrued and unpaid interest on the New Notes repurchased to the date of purchase (the “Change of Control Purchase Date”), subject to the rights of holders of New Notes on the relevant record date to receive interest due on the relevant interest payment date. Within ten days following any Change of Control, ION will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase New Notes properly tendered prior to the expiration date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is delivered, pursuant to the procedures required by the New Notes Indenture and described in such notice. ION will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the New Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the New Notes Indenture, ION will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the New Notes Indenture by virtue of such compliance.
Promptly following the expiration of the Change of Control Offer, ION will, to the extent lawful, accept for payment all New Notes or portions of New Notes properly tendered pursuant to the Change of Control Offer. Promptly after such acceptance, ION will, on the Change of Control Purchase Date:
(1)
deposit with the paying agent an amount equal to the Change of Control Payment in respect of all New Notes or portions of New Notes properly tendered; and

(2)
deliver or cause to be delivered to the Trustee the New Notes properly accepted together with an officers’ certificate stating the aggregate principal amount of New Notes or portions of New Notes being purchased by ION.

The paying agent will promptly remit to each holder of New Notes properly tendered the Change of Control Payment for such New Notes (or, if all the New Notes are then in global form, make such payment through the facilities of DTC), and the Trustee will promptly authenticate and deliver (or cause to be transferred by book entry) to each holder a New Note equal in principal amount to any unpurchased portion of the New Notes surrendered, if any. ION will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Purchase Date.
The provisions described above that require ION to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the New Notes Indenture are applicable. Except as described above with respect to a Change of Control, the New Notes Indenture does not contain provisions that permit the holders of the New Notes to require that ION repurchase or redeem the New Notes in the event of a takeover, recapitalization or similar transaction.
ION will not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the New Notes Indenture applicable to a Change of Control Offer made by ION and purchases all New Notes properly tendered and not withdrawn under the Change of Control Offer, (2) notice of redemption has been given pursuant to the New Notes Indenture as described above under the caption “— Optional Redemption” and all conditions precedent to such redemption have been satisfied or waived, unless and until there is a default in payment of the applicable redemption price or (3) in connection with or in contemplation of any Change of Control, ION has made an offer to purchase (an “Alternate Offer”) any and all New Notes validly tendered at a cash price equal to or higher than the Change of Control Payment and has purchased all New Notes properly tendered in accordance with the terms of such Alternate Offer. Notwithstanding anything to the contrary contained herein, a Change of Control Offer or Alternate Offer may be made in advance of a Change of Control, conditioned upon the consummation of such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer or Alternate Offer is made.
The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of ION and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of New Notes to require ION to repurchase its New Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of ION and its Subsidiaries taken as a whole to another Person or group may be uncertain.
In the event that holders of not less than 90% in aggregate principal amount of the outstanding New Notes accept a Change of Control Offer or Alternate Offer and ION (or any third party making such Change of Control Offer or Alternate Offer in lieu of ION as described above) purchases all of the New Notes held by such holders, ION will have the right, upon not less than 30 nor more than 60 days’ prior notice, given not more than 30 days following the purchase pursuant to the Change of Control Offer or Alternate Offer described above, to redeem all of the New Notes that remain outstanding following such purchase at a redemption price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the New Notes that remain outstanding, to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).
Asset Sales
ION will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:
(1)
ION or any of its Restricted Subsidiaries (as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value (measured as of the date of the definitive agreement with respect to such Asset Sale) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(2)
at least 85% of the consideration received in the Asset Sale by ION or such Restricted Subsidiaries (measured as of the date of the definitive agreement with respect to such Asset Sale) and all other Asset Sales since the Issue Date is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(a)
any liabilities, as shown on ION’s most recent consolidated balance sheet, of ION or any

Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the New Notes or any Note Guarantee) that are forgiven or assumed by the transferee of any such assets pursuant to a customary novation or indemnity agreement that releases ION or such Restricted Subsidiary or indemnifies against further liability;
(b)
any securities, notes or other obligations received by ION or any such Restricted Subsidiary from such transferee that are, within 90 days after the Asset Sale, converted by ION or such Restricted Subsidiary into cash, to the extent of the cash received in that conversion;

(c)
any stock or assets of the kind referred to in clauses (2) or (4) of the next paragraph of this covenant;

(d)
accounts receivable of a business retained by ION or any of its Restricted Subsidiaries, as the case may be, following the sale of such business, provided that such accounts receivable do not have a payment date greater than 90 days from the date of the invoices creating such accounts receivable and are not past due; and

(e)
Indebtedness (other than contingent liabilities and liabilities that are by their terms subordinated to the New Notes or a Note Guarantee) of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Sale; provided that ION and each other Restricted Subsidiary are released from any Guarantee of such Indebtedness in connection with such Asset Sale;

provided that in the case of any Asset Sale pursuant to a condemnation, appropriation or similar taking, including by deed in lieu of condemnation, such Asset Sale shall not be required to satisfy the requirements of items (1) and (2) above. Notwithstanding the preceding, the 85% limitation referred to above shall be deemed satisfied with respect to any Asset Sale in which the cash or Cash Equivalents portions of the consideration received therefrom, determined in accordance with the preceding provision on an after-tax basis, is equal to or greater than what the after-tax proceeds would have been had such Asset Sale complied with the aforementioned 85% limitation.
Within 180 days after the receipt of any Net Proceeds from an Asset Sale, other than a Sale of Collateral, ION or one or more of its Restricted Subsidiaries may at its option apply cash in an amount equal to the amount of such Net Proceeds to any combination of the following:
(1)
to repay (or cash collateralize) Priority Lien Obligations and, to the extent required by the documents governing such Indebtedness, Indebtedness permitted to be incurred pursuant to clause (4) of the second paragraph under the caption described below “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock;” provided that such Indebtedness was incurred for the purpose of financing all or part of the purchase price or cost of the design, construction, installation or improvement of such assets;

(2)
to acquire all or substantially all of the assets of, or any Capital Stock of, another Permitted Business, if, after giving effect to any such acquisition of Capital Stock, the Permitted Business is or becomes a Restricted Subsidiary of ION;

(3)
to make capital expenditures in the Permitted Business, including investments in multi-client data libraries; or

(4)
to acquire other assets that are not classified as current assets under GAAP and that are used or useful in a Permitted Business.

The requirement of clause (2) or (4) of the immediately preceding paragraph shall be deemed to be satisfied if a bona fide binding contract committing to make the investment referred to therein is entered into by ION or any of its Restricted Subsidiaries with a Person other than an Affiliate of ION within the time period specified in the preceding paragraph and such Net Proceeds are subsequently applied in accordance with such contract within 180 days following the date such agreement is entered into. Pending the final application of any Net Proceeds, ION (or any Restricted Subsidiary) may invest the Net Proceeds in any manner that is not prohibited by the New Notes Indenture.

Within 180 days after the receipt of any Net Proceeds from an Asset Sale that constitutes a Sale of Collateral, ION (or the Restricted Subsidiary that owned those assets, as the case may be) may at its option apply cash in an amount equal to the amount of such Net Proceeds to any combination of the following: (1) to purchase or invest in other long-term assets that would constitute Collateral; (2) to repay (or cash collateralize) Priority Lien Obligations or (3) to make capital expenditures in the Permitted Business, including investments in multi-client data libraries in each case, comprising Collateral; provided, however, that the aggregate amount of Net Proceeds that may be applied or invested pursuant to clauses (1) through (3) above shall not exceed $25.0 million in the aggregate during any fiscal year.
All of the Net Proceeds from an Asset Sale that constitutes a Sale of Collateral shall be deposited directly into the Collateral Account; provided, that ION and the Restricted Subsidiaries will not be required to cause any Net Proceeds to be held in the Collateral Account except to the extent the aggregate amount of Net Proceeds from all Asset Sales that constitute a Sale of Collateral which are not held in the Collateral Account exceeds $25.0 million in the aggregate during any fiscal year. Any Net Proceeds from an Asset Sale that are not applied or invested as provided in within the time periods set forth in the preceding paragraphs, will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $1.0 million, ION may (and when Excess Proceeds exceeds $10.0 million, within five days thereof, shall), to the extent permitted by the Intercreditor Agreement, make an offer (an “Asset Sale Offer”) to all holders of New Notes and all holders of Parity Lien Obligations containing provisions similar to those set forth in the New Notes Indenture with respect to offers to purchase, prepay or redeem with the proceeds of sales of assets to purchase, prepay or redeem the maximum principal amount of New Notes and such other Parity Lien Obligations (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount, plus accrued and unpaid interest to the date of purchase, prepayment or redemption, subject to the rights of holders of New Notes on the relevant record date to receive interest due on the relevant interest payment date, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer (or expiration of the offer if no holder accepts), ION may use those Excess Proceeds for any purpose not otherwise prohibited by the New Notes Indenture. If the aggregate principal amount of New Notes and other Parity Lien Obligations tendered in (or required to be prepaid or redeemed in connection with) such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the New Notes and such other Parity Lien Obligations to be purchased on a pro rata basis (except that any New Notes represented by a New Note in global form will be selected by such method as DTC or its nominee or successor may require or, a method that most nearly approximates pro rata selection unless otherwise required by law), based on the amounts tendered or required to be prepaid or redeemed (with such adjustments as may be deemed appropriate by ION so that only New Notes in denominations of $1,000, or an integral multiple of $1,000 in excess thereof will be purchased). Upon completion of each Asset Sale Offer (or expiration of the offer if no holder accepts), the amount of Excess Proceeds will be reset at zero.
ION will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of New Notes pursuant to a Change of Control Offer or an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the New Notes Indenture, ION will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control or Asset Sale provisions of the New Notes Indenture by virtue of such compliance.
The agreements governing ION’s other Indebtedness (including the Credit Agreement) contain, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale and including repurchases of or other prepayments in respect of the New Notes. The exercise by the holders of New Notes of their right to require ION to repurchase the New Notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not, due to the financial effect of such repurchases on ION. In the event a Change of Control or Asset Sale occurs at a time when ION is prohibited from purchasing New Notes, ION could seek the consent of its senior lenders to the purchase of New Notes or could attempt to refinance the borrowings that contain such prohibition. If ION does not obtain a consent or repay those borrowings, ION will remain prohibited from purchasing New Notes. In that case, ION’s failure to purchase tendered New Notes would constitute an Event of Default under the New Notes Indenture which could, in turn, constitute a default under the other indebtedness. Finally, ION’s ability to pay cash to the holders of New Notes upon a repurchase may be limited by ION’s then existing financial resources. See “Risk Factors — Risks Related to the New Notes and ION’s Indebtedness — ION may not be able to fulfill our repurchase obligations with respect to the New Notes upon a change of control.”
Selection and Notice
If less than all of the New Notes are to be redeemed at any time, ION will select New Notes for redemption on a pro rata basis, or, in the case of New Notes issued in global form as discussed below under the caption “— Book-Entry, Delivery and Form,” based on a method as DTC may require unless otherwise required by law or applicable stock exchange or depositary requirements.
New Notes and portions of New Notes selected will be in amounts of $1,000 or whole multiples of $1,000 in excess thereof; except that if all of the New Notes of a holder are to be redeemed or purchased, the entire outstanding amount of New Notes held by such holder shall be redeemed or purchased. Notices of redemption will be delivered at least 30 but not more than 60 days before the redemption date to each holder of New Notes to be redeemed at its registered address, except that redemption notices may be delivered more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the New Notes or a satisfaction and discharge of the New Notes Indenture. Notice of any redemption, including, without limitation, upon an Equity Offering, may, at ION’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.
If any New Note is to be redeemed in part only, the notice of redemption that relates to that New Note will state the portion of the principal amount of that New Note that is to be redeemed. A new New Note in principal amount equal to the unredeemed portion of the original New Note will be issued in the name of the holder of New Notes upon cancellation of the original New Note. New Notes called for redemption become due on the date fixed for redemption, unless the redemption is subject to a condition precedent that is not satisfied or waived. On and after the redemption date, interest ceases to accrue on New Notes or portions of New Notes called for redemption.
Certain Covenants
Changes in Covenants When New Notes Rated Investment Grade
If on any date following the date of the New Notes Indenture:
(1)
the New Notes are rated Baa3 or better by Moody’s and BBB- or better by S&P (or, if either such entity ceases to rate the New Notes for reasons outside of the control of ION, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” registered under Section 15E of the Exchange Act selected by ION as a replacement agency) (“Investment Grade”); and

(2)
no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and subject to the provisions of the following paragraph, the covenants specifically listed under the following captions in this Offer to Exchange will be suspended:
(1)
“— Repurchase at the Option of Holders — Asset Sales;” provided that those provisions relating to the Sale of Collateral and the application of the proceeds therefrom will remain in full force and effect and will not be suspended;

(2)
“— Restricted Payments;”

(3)
“— Incurrence of Indebtedness and Issuance of Preferred Stock;”

(4)
“— Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;”

(5)
“— Designation of Restricted and Unrestricted Subsidiaries;”

(6)
“— Transactions with Affiliates;” and

(7)
clause (4)(a) of the covenant described below under the caption “— Merger, Consolidation or Sale of Assets.”

During any period that the foregoing covenants have been suspended, ION’s Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the covenant described below under the caption “— Designation of Restricted and Unrestricted Subsidiaries” or the second paragraph of the definition of “Unrestricted Subsidiary.”
Notwithstanding the foregoing, if on any subsequent date, the New Notes cease to maintain ratings of at least Baa3 and BBB- from Moody’s and S&P, respectively, the foregoing covenants will be reinstituted as of and from the date of such rating decline. Calculations under the reinstated “Restricted Payments” covenant will be made as if the “Restricted Payments” covenant had been in effect since the date of the New Notes Indenture except that no default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended.
The Trustee will not be responsible or liable for monitoring the ratings of the New Notes or otherwise confirming whether any covenants are suspended or reinstituted pursuant to the above.
ION will provide written notice to the Trustee, the Collateral Agent and the holders of the New Notes upon the suspension of any covenants or the reinstitution of the covenants pursuant to the above.
There can be no assurance that the New Notes will ever achieve an Investment Grade rating or that any such rating will be maintained.
Restricted Payments
ION will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:
(1)
declare or pay any dividend or make any other payment or distribution on account of ION’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving ION or any of its Restricted Subsidiaries) or to the direct or indirect holders of ION’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of ION and other than dividends or distributions payable to ION or a Restricted Subsidiary of ION);

(2)
purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving ION) any Equity Interests of ION or any direct or indirect parent of ION;

(3)
make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness of ION or any Guarantor that is contractually subordinated to the New Notes or to any Note Guarantee (excluding any intercompany Indebtedness between or among ION and any of its Restricted Subsidiaries) (excluding (A) the purchase, redemption, defeasance, repurchase or other acquisition or retirement for value of such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement for value and (B) a payment of interest or principal at the Stated Maturity thereof); or

(4)
make any Restricted Investment

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:
(a)
no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(b)
ION would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(c)
such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by ION and its Restricted Subsidiaries since the Issue Date (excluding Restricted Payments permitted by clauses (2) through (14) of the next succeeding paragraph), is less than the sum, without duplication, of:

(1)
50% of the Consolidated Net Income of ION for the period (taken as one accounting period) from the quarter preceding the Issue Date to the last day of ION’s last fiscal quarter ending prior to the Restricted Payment for which internal financial statements are in existence at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2)
100% of the aggregate net cash proceeds and the Fair Market Value of any Capital Stock of Persons engaged in a Permitted Business or any other assets that are used or useful in a Permitted Business in each case received by ION after the Issue Date as a contribution to its common equity capital or from the issue or sale of Equity Interests of ION (other than Disqualified Stock); plus

(3)
(a) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash (other than to ION or any of its Restricted Subsidiaries) or otherwise cancelled, liquidated or repaid for cash, the cash return of capital to ION or any of its Restricted Subsidiaries with respect to such Restricted Investment resulting from such sale, liquidation or repayment (less the out-of-pocket cost of any such disposition, if any) and (b) the net reduction in Restricted Investments resulting from repayments of loans or advances or other transfers of assets in each case to ION or any Restricted Subsidiary from any Person (including without limitation, Unrestricted Subsidiaries) and any dividends received in cash by ION or a Restricted Subsidiary of ION from an Unrestricted Subsidiary of ION (to the extent that such dividends were not otherwise included in the Consolidated Net Income of ION for such period); plus

(4)
the amount by which Indebtedness of ION or its Restricted Subsidiaries is reduced on ION’s balance sheet upon the conversion or exchange (other than by a Subsidiary of ION) subsequent to the Issue Date of any such Indebtedness of ION or its Restricted Subsidiaries into or for Equity Interests (other than Disqualified Stock) of ION (less the amount of any cash, or the Fair market Value of any other property (other than such Equity Interests), distributed by ION upon such conversion or exchange and excluding the net cash proceeds from the conversion or exchange financed, directly or indirectly, using funds borrowed from ION or any Subsidiary), together with the net proceeds, if any, received by ION or any of its Restricted Subsidiaries upon such conversion or exchange; plus

(5)
to the extent that any Unrestricted Subsidiary of ION designated as such after the Issue Date is redesignated as a Restricted Subsidiary pursuant to the terms of the New Notes Indenture or is merged or consolidated with or into, or transfers or otherwise disposes of all or substantially all of its properties or assets to or is liquidated into, ION or a Restricted Subsidiary, the Fair Market Value of ION’s Restricted Investment in such Subsidiary (or of the properties or assets disposed of, as applicable) as of the date of such redesignation, merger, consolidation, transfer, disposition or liquidation.

The preceding provisions will not prohibit:
(1)
the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with the provisions of the New Notes Indenture;

(2)
the making of any Restricted Payment in exchange for, or out of or with the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of ION) of, Equity Interests of ION (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to ION; provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment will be excluded from clause (c)(2) of the preceding paragraph and will not be considered to be net cash proceeds from an Equity Offering for purposes of the “Optional Redemption” provisions of the New Notes Indenture;

(3)
the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of ION to the holders of its Equity Interests on a pro rata basis or on a basis more favorable to ION or a Restricted Subsidiary;

(4)
the repurchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness of ION or any Guarantor that is contractually subordinated to the New Notes or to any Note Guarantee with the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(5)
so long as no Default (other than a Reporting Default) or Event of Default has occurred and is continuing, the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of ION or any Restricted Subsidiary of ION held by any current or former officer, director or employee of ION or any of its Restricted Subsidiaries pursuant to any equity subscription agreement, stock option agreement, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed $1.0 million in any twelve-month period; provided, further, that ION may carry over and make in subsequent twelve-month periods, in addition to the amounts permitted for such twelve-month period, up to $1.0 million of unutilized capacity under this clause (5) attributable to the immediately preceding twelve-month period; provided, further, that such amount in any twelve-month period may be increased by an amount not to exceed:

(a)
the cash proceeds from the sale of Equity Interests of ION and, to the extent contributed to ION as common equity capital, the cash proceeds from the sale of Equity Interests of any of ION’s direct or indirect parent companies, in each case to members of management, directors or consultants of ION, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the date of the New Notes Indenture to the extent the cash proceeds from the sale of Equity Interests have not otherwise been applied to the making of Restricted Payments pursuant to clause (c)(2) of the preceding paragraph or clause (2) of this paragraph or to an optional redemption of New Notes pursuant to the “Optional Redemption” provisions of the New Notes Indenture; plus

(b)
the cash proceeds of key man life insurance policies received by ION or its Restricted Subsidiaries after the date of the New Notes Indenture; and

in addition, cancellation of Indebtedness owing to ION from any current or former officer, director or employee (or any permitted transferees thereof) of ION or any of its Restricted Subsidiaries (or any direct or indirect parent company thereof), in connection with a repurchase of Equity Interests of ION from such Persons will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provisions of the New Notes Indenture;
(6)
the repurchase of Equity Interests deemed to occur upon the exercise of stock or other equity options to the extent such Equity Interests represent a portion of the exercise price of those stock or other equity options and any repurchase or other acquisition of Equity Interests made in lieu of withholding taxes in connection with any exercise or exchange of stock options, warrants, incentives or other rights to acquire Equity Interests;

(7)
so long as no Default or Event of Default has occurred and is continuing, the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of ION, or any preferred stock of any Restricted Subsidiary of ION issued on or after the date of the New Notes Indenture in accordance with the Fixed Charge Coverage Ratio test described below under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock;

(8)
payments of cash, dividends, distributions, advances or other Restricted Payments by ION or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (i) the exercise of options or warrants or (ii) the conversion or exchange of Capital Stock of any such Person;

(9)
repurchases of Indebtedness that is subordinated in right of payment to the New Notes or a Note Guarantee at a purchase price not greater than (i) 101% of the principal amount of such subordinated Indebtedness in the event of a Change of Control or (ii) 100% of the principal amount of such subordinated Indebtedness in the event of an Asset Sale, in each case plus accrued and unpaid interest thereon, in connection with any Change of Control Offer or Asset Sale Offer required by the terms of such Indebtedness, but only if:

(a)
in the case of a Change of Control, ION has first complied with and fully satisfied its obligations under the provisions described under “— Repurchase at the Option of Holders — Change of Control”; or

(b)
in the case of an Asset Sale, ION has complied with and fully satisfied its obligations in accordance with the covenant described under the caption, “— Repurchase at the Option of Holders — Asset Sales”;

(10)
[Intentionally Omitted];

(11)
[Intentionally Omitted];

(12)
declaration and payment of distributions effecting “poison pill” rights plans provided that any securities or rights so distributed have a nominal fair market value at the time of declaration;

(13)
so long as no Default (other than a Reporting Default) or Event of Default shall have occurred and be continuing or would be caused thereby, (i) Restricted Investments (other than an Investment in an Unrestricted Subsidiary) in an aggregate amount not to exceed $5.0 million at any one time outstanding and (ii) other Restricted Payments in an aggregate amount not to exceed $1.0 million, in the case of clause (i) hereof, after giving effect to any dividends, interest payments, return of capital and subsequent reduction in the amount of any Investments made pursuant to this clause as a result of the repayment or other disposition thereof, in an amount not to exceed the amount of such Investments previously made pursuant to in this clause; provided, however, that if this clause (13) is used to make an Investment in any Person that is not a Restricted Subsidiary of ION at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of ION after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) of the definition of “Permitted Investments” and shall cease to have been made pursuant to this clause (13) for so long as such Person continues to be a Restricted Subsidiary; and

(14)
the repurchase, redemption, defeasance or other acquisition or retirement for value of the Legacy Notes on the date of the New Notes Indenture in connection with the Exchange Offer or any time thereafter.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by ION or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined, in the case of amounts in excess of $25.0 million, by the Board of Directors of ION whose resolution with respect thereto will be delivered to the Trustee.
For purposes of this covenant, a contribution, sale or incurrence will be deemed to be “substantially concurrent” if effected within 120 days before or after such contribution, sale or incurrence, as the case may be.
For purposes of determining compliance with this “Restricted Payments” covenant, (x) in the event that a Restricted Payment meets the criteria of more than one of the categories of Restricted Payments described in the preceding clauses (1) through (14), or as a Permitted Investment or is entitled to be made pursuant to the first paragraph above, ION will be permitted to divide or classify (or later divide, classify or reclassify in whole or in part in its sole discretion) such Restricted Payment in any manner that complies with this covenant.
Incurrence of Indebtedness and Issuance of Preferred Stock
ION will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and ION will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that ION may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, and the Guarantors may incur Indebtedness (including Acquired Debt) or issue preferred stock, if the Fixed Charge Coverage Ratio for ION’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, at the beginning of such four-quarter period.
The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):
(1)
the incurrence by ION and any Guarantor of additional Indebtedness and letters of credit under one or more Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of ION and any Guarantor thereunder) not to exceed $75.0 million, less (x) the amount of Indebtedness incurred by Foreign Subsidiaries outstanding under clause (21) below and (y) the amount of Indebtedness outstanding under clause (19) below except to the extent subject to a lien permitted by Item (25) of the definition of “Permitted Lien,” and (z) the amount of Indebtedness outstanding under clause (20) below;

(2)
the incurrence by ION and its Restricted Subsidiaries of the Existing Indebtedness;

(3)
the incurrence by ION and the Guarantors of Indebtedness represented by (a) the New Notes and the related Note Guarantees to be issued on the date of the New Notes Indenture (or to be issued in connection with the Rights Offering), and (b) any Additional Notes and related Note Guarantees, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (3) provided that the aggregate outstanding principal amount, at any time under clause (b) of this clause (3), shall not exceed an amount equal to $50.0 million, less the aggregate principal amount of any New Notes issued in the Rights Offering; and provided, further, that 50% of proceeds raised in excess of $35 million from the Rights Offering and any Additional Notes shall be used to make an offer to repurchase New Notes at 100% of the aggregate principal amount thereof;

(4)
the incurrence by ION or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations (other than Deemed Capitalized Leases), mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of design, construction, installation or improvement of property, plant or equipment used in the business of ION or any of its Restricted Subsidiaries (whether through (a) the direct purchase of such assets or (b) the purchase of the Capital Stock of a Person owning such assets (but no other material assets) the result of which is that such Person becomes a Subsidiary of ION or another Restricted Subsidiary) and related financing costs, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (4), not to exceed $15.0 million at any time outstanding, and in each case at arms-length and on market terms (as determined by an Officer of ION in such Officer’s reasonable discretion);

(5)
the incurrence by ION or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness

in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by the New Notes Indenture to be incurred under the first paragraph of this covenant or clauses (2), (3), (4), (5) or (12) of this paragraph;
(6)
the incurrence by ION or any of its Restricted Subsidiaries of intercompany Indebtedness between or among ION and any of its Restricted Subsidiaries; provided, however, that:

(a)
if ION or any Guarantor is the obligor on such Indebtedness and the payee is not ION or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the New Notes, in the case of ION, or the Note Guarantee, in the case of a Guarantor; and

(b)
(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than ION or a Restricted Subsidiary of ION and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either ION or a Restricted Subsidiary of ION, will be deemed, in each case, to constitute an incurrence of such Indebtedness by ION or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);
(7)
the issuance by any of ION’s Restricted Subsidiaries to ION or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(a)
any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than ION or a Restricted Subsidiary of ION; and

(b)
any sale or other transfer of any such preferred stock to a Person that is not either ION or a Restricted Subsidiary of ION,

will be deemed, in each case, to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this clause (7);
(8)
the incurrence by ION or any of its Restricted Subsidiaries of Hedging Obligations in the ordinary course of business to protect ION and its Restricted Subsidiaries against bona fide risk arising out of fluctuation in interest rates, currency exchange rates or commodity prices and not for speculative purposes;

(9)
the guarantee by ION or any of the Guarantors of Indebtedness of ION or a Restricted Subsidiary of ION (excluding the guarantee of Indebtedness incurred by a Foreign Subsidiary under clause (21)) and the guarantee by any Foreign Subsidiary of Indebtedness of another Foreign Subsidiary, in each case, to the extent that the guaranteed Indebtedness was permitted to be incurred by another provision of this covenant; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the New Notes, then the Note Guarantee must be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(10)
the incurrence by ION or any of its Restricted Subsidiaries of Indebtedness in respect of workers’ compensation claims, self-insurance obligations and bankers’ acceptances in the ordinary course of business;

(11)
the incurrence by ION or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(12)
the incurrence by ION or any of the Restricted Subsidiaries of Permitted Acquisition Indebtedness;

(13)
the incurrence by ION or any of its Restricted Subsidiaries of Indebtedness arising from agreements of ION or any Restricted Subsidiary of ION providing for indemnification, adjustment of purchase price, earn outs, or similar obligations, in each case, incurred or assumed in connection with the disposition or acquisition of any business, assets or Capital Stock of a Subsidiary in a transaction permitted by the New Notes Indenture, other than guarantees of Indebtedness incurred or assumed by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;
(14)
the incurrence by ION or any Restricted Subsidiary of Indebtedness provided that sufficient net proceeds thereof are promptly deposited to defease or satisfy all of the New Notes as described below under “— Legal Defeasance and Covenant Defeasance” or “— Satisfaction and Discharge”;

(15)
the incurrence by ION or its Restricted Subsidiaries of Indebtedness consisting of the financing of insurance premiums in customary amounts consistent with the operations and business of ION and the Restricted Subsidiaries;

(16)
intercompany Indebtedness between or among ION and any of its Restricted Subsidiaries incurred in the ordinary course of business in connection with cash pooling or other cash management arrangements;

(17)
the incurrence by ION or any of its Restricted Subsidiaries of Indebtedness in respect of bid, performance, surety, appeal, reimbursement and similar bonds issued for the account of ION and any of its Restricted Subsidiaries in the ordinary course of business, including guarantees and obligations of ION or any of its Restricted Subsidiaries with respect to letters of credit supporting such obligations (in each case other than an obligation for borrowed money);

(18)
[Intentionally Omitted]; and

(19)
letters of credit and/or bank guarantees issued in the ordinary course of business by a financial institution other than a lender or Affiliate of a lender under the Credit Agreement if ION has reasonably determined that neither such lender or Affiliate is able to issue such letter of credit or bank guaranty, up to a maximum total for all such letters of credit at any one time outstanding of the lesser of (x) $10.0 million and (y) the difference between $85.0 million and the amount incurred and outstanding under clauses (1) and (19) of this covenant;

(20)
the incurrence by ION or any of its Restricted Subsidiaries of additional Indebtedness (excluding Parity Lien Debt and Indebtedness of the type described in clause (3) above) or the issuance by ION of additional Disqualified Stock in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (20), not to exceed of the lesser of (x) $25.0 million and (y) the difference between $75.0 million and the amount incurred and outstanding under clauses (1) and (20) of this covenant;

(21)
the incurrence of Indebtedness by Foreign Subsidiaries in an aggregate principal amount not to exceed $25.0 million; and

(22)
the incurrence of Parity Lien Debt or Indebtedness secured on a junior priority basis to the New Notes, in an aggregate principal amount outstanding equal to the amount of New Notes redeemed on or prior to the date of such incurrence.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (22) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, ION will be permitted to divide, classify and reclassify such item of Indebtedness on the date of its incurrence, or later redivide or reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant. Indebtedness under Credit Facilities outstanding on the date on which New Notes are first issued and authenticated under the New Notes Indenture will be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the definition of Permitted Debt. The accrual of interest or preferred stock dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, the reclassification of preferred stock as Indebtedness due to a change in accounting principles, and the payment of dividends on preferred stock or Disqualified Stock in the form of additional shares of the same class of preferred stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock or Disqualified Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of ION as accrued. For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred. Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that ION or any Restricted Subsidiary may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.
The amount of any Indebtedness outstanding as of any date will be:
(1)
the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2)
the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3)
in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(a)
the Fair Market Value of such assets at the date of determination; and

(b)
the amount of the Indebtedness of the other Person.

Liens
ION will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.
Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries
ION will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:
(1)
pay dividends or make any other distributions on its Capital Stock to ION or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to ION or any of its Restricted Subsidiaries; provided that the priority that any series of preferred stock of a Restricted Subsidiary has in receiving dividends, distributions or liquidating distributions before dividends, distributions or liquidating distributions are paid in respect of common stock of such Restricted Subsidiary shall not constitute a restriction on the ability to make dividends or distributions on Capital Stock for purposes of this covenant;

(2)
make loans or advances to ION or any of its Restricted Subsidiaries (it being understood that the subordination of loans or advances made to ION or any of its Restricted Subsidiaries to other Indebtedness incurred by ION or any of its Restricted Subsidiaries shall not be deemed a restriction on the ability to make loans or advances); or

(3)
sell, lease or transfer any of its properties or assets to ION or any of its Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:
(1)
agreements governing Existing Indebtedness and Credit Facilities as in effect on the date of the New Notes Indenture and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements on the date of the New Notes Indenture;

(2)
the New Notes Indenture, the New Notes, the Note Guarantees and the Security Documents;

(3)
agreements governing other Indebtedness permitted to be incurred by ION or any Guarantor under the provisions of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” and any amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings of those agreements; provided that the encumbrances or restrictions contained therein are not, in the reasonable good faith judgment of the Chief Executive Officer and the Chief Financial Officer of ION, materially more restrictive, taken as a whole, than those contained in the New Notes Indenture, the New Notes and the Note Guarantees;

(4)
applicable law, rule, regulation or order;

(5)
any instrument governing Indebtedness or Capital Stock of a Person acquired by ION or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets or Subsidiaries of the Person, so acquired (plus improvements and accessions to, such property or proceeds or distributions thereof) and any amendments, restatements, modifications, renewals, extensions, supplements, increases, refundings, replacements or refinancings thereof; provided that the encumbrances and restrictions in any such amendments, restatements, modifications, renewals, extensions, supplements, increases, refundings, replacements or refinancings are, in the reasonable good faith judgment of the Chief Executive Officer and Chief Financial Officer of ION, no more restrictive, taken as a whole, than those in effect on the date of the acquisition; provided, further, that in the case of Indebtedness, such Indebtedness was permitted by the terms of the New Notes Indenture to be incurred;

(6)
customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(7)
purchase money obligations and mortgage financings for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions on the property purchased or leased of the nature described in clause (3) of the preceding paragraph;

(8)
any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(9)
Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(10)
Liens permitted to be incurred under the provisions of the covenant described above under the caption “— Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(11)
provisions limiting the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment) entered into with the approval of ION’s Board of Directors, which limitation is applicable only to the assets that are the subject of such agreements;

(12)
restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(13)
any agreement or instrument relating to any property or assets acquired after the date of the New Notes Indenture, so long as such encumbrance or restriction relates only to the property or assets so acquired (plus improvements and accessions to, such property or proceeds or distributions thereof) and is not and was not created in anticipation of such acquisition; and

(14)
existing under, by reason of or with respect to provisions with respect to any Indebtedness incurred by a Restricted Subsidiary in compliance with the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” or any agreement pursuant to which such Indebtedness is issued, if the encumbrance or restriction is not materially more disadvantageous to the holders of the New Notes than is customary in comparable financings (as determined by the Board of Directors of ION) and the Board of Directors of ION determines that any such encumbrance or restriction will not materially affect ION’s ability to pay interest or principal on the New Notes.
Merger, Consolidation or Sale of Assets
ION will not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not ION is the surviving corporation), or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of ION and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person, unless:
(1)
either: (a) ION is the surviving corporation; or (b) the Person formed by or surviving any such consolidation or merger (if other than ION) or to which such sale, assignment, transfer, conveyance or other disposition has been made is an entity organized or existing under the laws of the United States, any state of the United States or the District of Columbia; and, if such entity is not a corporation, a co-obligor of the New Notes is a corporation organized or existing under any such laws;

(2)
the Person formed by or surviving any such consolidation or merger (if other than ION) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of ION under the New Notes, the New Notes Indenture and the Security Documents pursuant to supplemental indentures, and such joinders to the Security Documents as may be reasonably necessary;

(3)
immediately after such transaction, no Default or Event of Default exists; and

(4)
ION or the Person formed by or surviving any such consolidation or merger (if other than ION), or to which such sale, assignment, transfer, conveyance or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period (a) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock” or (b) have had a Fixed Charge Coverage Ratio equal to or greater than the actual Fixed Charge Coverage Ratio for ION for such four-quarter period.

In addition, ION will not, directly or indirectly, lease all or substantially all of the properties and assets of it and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to any other Person.
This “Merger, Consolidation or Sale of Assets” covenant will not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among ION and its Restricted Subsidiaries or to the merger or consolidation of any Restricted Subsidiary with or into ION or another Restricted Subsidiary. Clauses (3) and (4) of the first paragraph of this covenant will not apply to any merger or consolidation of ION (1) with or into one of its Restricted Subsidiaries for any purpose or (2) with or into an Affiliate solely for the purpose of reincorporating ION in another jurisdiction.
Transactions with Affiliates
ION will not, and will not permit any of its Restricted Subsidiaries to, make any payment to or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of ION (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $1.0 million, unless:
(1)
the Affiliate Transaction is on terms that are no less favorable to ION or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by ION or such

Restricted Subsidiary with an unrelated Person or, if in the good faith judgment of ION’s Board of Directors, no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to ION or the relevant Restricted Subsidiary from a financial point of view; and
(2)
ION delivers to the Trustee:

(a)
with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, an officers’ certificate certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant; and

(b)
with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $40.0 million, a resolution of the Board of Directors of ION set forth in an officers’ certificate certifying that such Affiliate Transaction or series of related Affiliated Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliated Transactions has been approved by a majority of the disinterested members of the Board of Directors of ION.

The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:
(1)
any employment agreement or arrangement, equity award, equity option or equity appreciation agreement or plan, employee benefit plan, officer or director indemnification agreement, severance agreement or any similar arrangement entered into by ION or any of its Restricted Subsidiaries in the ordinary course of business and payments, awards, grants or issuances pursuant thereto;

(2)
transactions between or among ION and/or its Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transactions);

(3)
transactions with a Person (other than an Unrestricted Subsidiary of ION) that is an Affiliate of ION solely because ION owns, directly or through a Restricted Subsidiary, an Equity Interest in, or controls, such Person;

(4)
payment of reasonable and customary fees and reimbursements of expenses (pursuant to indemnity arrangements or otherwise) of officers, directors, employees or consultants of ION or any of its Restricted Subsidiaries;

(5)
any issuance, dividend or distribution of Equity Interests (other than Disqualified Stock) of ION to, or receipt of capital contributions from, Affiliates of ION and the granting of registration rights and other customary rights in connection therewith;

(6)
Permitted Investments and Restricted Payments that do not violate the provisions of the New Notes Indenture described above under the caption “— Restricted Payments;”

(7)
payments to an Affiliate in respect of the New Notes or any other Indebtedness of ION or any Restricted Subsidiary on the same basis as concurrent payments made or offered to be made in respect thereof to non-Affiliates;

(8)
any transaction in which ION or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an accounting, appraisal, advisory or investment banking firm of national standing stating that such transaction is fair to ION or such Restricted Subsidiary from a financial point of view or that such transaction meets the requirements of clause (1) of the preceding paragraph;

(9)
loans or advances to employees in the ordinary course of business not to exceed $1.0 million in the aggregate at any one time outstanding;

(10)
transactions with Unrestricted Subsidiaries, joint ventures, customers, clients, suppliers or purchasers or sellers of goods or services, or lessors or lessees of property, in each case in the ordinary course of business and otherwise in compliance with the terms of the New Notes

Indenture which are, in the aggregate (taking into account all the costs and benefits associated with such transactions), not materially less favorable to ION and its Restricted Subsidiaries than those that would have been obtained in a comparable transaction by ION or such Restricted Subsidiary with an unrelated person, in the good faith determination of ION’s Board of Directors or any Officer of ION involved in or otherwise familiar with such transaction, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;
(11)
transactions between ION or any of its Restricted Subsidiaries and any Person that would not otherwise constitute an Affiliate Transaction except for the fact that one director of such other Person is also a director of ION or such Restricted Subsidiary, as applicable; provided that such director abstains from voting as a director of ION or such Restricted Subsidiary, as applicable, on any matter involving such other Person;

(12)
the existence of, and the performance of obligations of ION or any of its Restricted Subsidiaries under the terms of, any written agreement to which ION or any of its Restricted Subsidiaries is a party on the date of the New Notes Indenture, as these agreements may be amended, modified or supplemented from time to time; provided, however, that any amendment, modification or supplement entered into after the date of the New Notes Indenture will be permitted to the extent that its terms are not materially more disadvantageous, taken as a whole, to the holders of the New Notes than the terms of the agreements in effect on the date of the New Notes Indenture (as conclusively evidenced by a resolution of the Board of Directors of ION);

(13)
transactions entered into by a Person prior to the time such Person becomes a Restricted Subsidiary or is merged or consolidated into ION or a Restricted Subsidiary (provided that such transaction is not entered into in contemplation of such merger or consolidation);

(14)
dividends and distributions to ION and its Restricted Subsidiaries by any Unrestricted Subsidiary or joint venture;

(15)
any transaction where the only consideration paid by ION or Restricted Subsidiary is Equity Interests of ION (other than Disqualified Stock); and

(16)
(a) guarantees by ION or any of its Restricted Subsidiaries of performance of obligations of ION’s Unrestricted Subsidiaries or joint ventures in the ordinary course of business, except for guarantees of Indebtedness of Unrestricted Subsidiaries in respect of borrowed money, and (b) pledges by ION or any Restricted Subsidiary of ION of Equity Interests in Unrestricted Subsidiaries or joint ventures for the benefit of lenders or other creditors of ION’s Unrestricted Subsidiaries or joint ventures, in each case as permitted by the terms of the New Notes Indenture.

Additional Note Guarantees
If ION or any of its Restricted Subsidiaries acquires or creates another Domestic Subsidiary (other than an Immaterial Subsidiary) or any other Restricted Subsidiary guarantees Indebtedness of ION or any Domestic Subsidiary in excess of a De Minimis Guaranteed Amount, then such Subsidiary will become a Guarantor and execute a supplemental indenture and deliver an Opinion of Counsel satisfactory to the Trustee within 30 Business Days of the date on which it was acquired or created.
Designation of Restricted and Unrestricted Subsidiaries
The Board of Directors of ION may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by ION and its Restricted Subsidiaries in the Subsidiary designated an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under the caption “Certain Covenants — Restricted Payments” or under one or more clauses of the definition of Permitted Investments, as determined by ION. That designation will only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The

Board of Directors of ION may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if that redesignation would not cause a Default or Event of Default.
Any designation of a Subsidiary of ION as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a certified copy of a resolution of the Board of Directors giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “— Restricted Payments.” In the case of any designation by ION of a Person as an Unrestricted Subsidiary on the first day that such Person is a Subsidiary of ION in accordance with the provisions of the New Notes Indenture, such designation shall be deemed to have occurred for all purposes of the New Notes Indenture simultaneously with, and automatically upon, such Person becoming a Subsidiary. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the New Notes Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of ION as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” ION will be in default of such covenant. The Board of Directors of ION may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of ION; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of ION of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the applicable reference period; and (2) no Default or Event of Default would be in existence following such designation; provided, further, that (i) upon a redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, ION shall be deemed to continue to have a permanent Investment in such Subsidiary at the time of redesignation in an amount (if positive) equal to (x) ION’s Investment in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to ION’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation, and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value (as determined in good faith by ION) at the time of such transfer.
Neither ION nor any Restricted Subsidiary will transfer the ownership of any intellectual property that is material to ION and its Restricted Subsidiaries taken as a whole (“Material Intellectual Property”) to an Unrestricted Subsidiary.
Impairment of Security Interest
Except as permitted by the Intercreditor Agreement, ION will not, and will not permit any of its Restricted Subsidiaries to, take or knowingly or negligently omit to take, any action which action or omission might or would have the result of materially impairing the security interest with respect to the Collateral for the benefit of the Trustee and the holders of the New Notes, and ION will not, and will not permit any of the Restricted Subsidiaries to, except as permitted under the terms of the New Notes Indenture, grant to any Person other than the Collateral Agent, for the benefit of itself, the Trustee and the other Parity Lien Secured Parties and the other beneficiaries described in the Security Documents, any interest whatsoever in any of the Collateral.
After-Acquired Property
Promptly following the acquisition by ION or any Guarantor of any After-Acquired Property, ION or such Guarantor shall promptly execute and deliver such mortgages, deeds of trust, security instruments, financing statements and certificates and Opinions of Counsel as shall be reasonably necessary to vest in the Collateral Agent, for the benefit of the Parity Lien Secured Parties, a perfected second-priority security interest in such After-Acquired Property and to have such After-Acquired Property added to the Collateral and thereupon all provisions of the New Notes Indenture relating to the Collateral shall be deemed to relate to such After-Acquired Property to the same extent and with the same force and effect.

Reports
Whether or not required by the rules and regulations of the SEC, so long as any New Notes are outstanding, ION will furnish to the holders of New Notes (or file with the SEC for public availability), within the time periods specified in the SEC’s rules and regulations:
(1)
all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if ION were required to file such reports, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by ION’s certified independent accountants; and

(2)
all current reports that would be required to be filed with the SEC on Form 8-K if ION were required to file such reports.

All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. In addition, ION will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods. ION will at all times comply with TIA §314(a).
If, at any time, ION is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, ION will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. ION will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept ION’s filings for any reason, ION will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if ION were required to file those reports with the SEC.
If ION has designated any of its Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of ION and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of ION.
In addition, ION and the Guarantors agree that, for so long as any New Notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of New Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.
Limitation on Layered Indebtedness
Notwithstanding anything in the New Notes Indenture to the contrary, ION shall not, and will not permit any Guarantor to incur any Indebtedness (including Permitted Debt) that is contractually subordinated either in right of payment or in respect of the grant or the application of proceeds of Collateral to any other Indebtedness of ION or such Guarantor (including by way of “last out” tranches but excluding the customary waterfall payments among protective advances, swing line advances, advances and Hedging Obligations constituting the same tranche of Priority Lien Debt such as those set forth in Section 11.5 of the Credit Agreement), unless such Indebtedness is also contractually subordinated in right of payment or in respect of the grant and the application of proceeds of Collateral, as the case may be, to the New Notes and the applicable New Notes Guarantee on substantially identical terms. For the avoidance of doubt, the foregoing shall not prohibit any Permitted Refinancing of the Credit Agreement with other Priority Lien Debt.
Events of Default and Remedies
Each of the following is an “Event of Default”:
(1)
default for 30 days in the payment when due of interest on the New Notes;

(2)
default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the New Notes;

(3)
failure by ION or any of its Restricted Subsidiaries to comply with the provisions described under the captions “— Repurchase at the Option of Holders — Change of Control,” “— Repurchase at the Option of Holders — Asset Sales,” “Certain Covenants — Restricted Payments,” “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” or “Certain Covenants — Merger, Consolidation or Sale of Assets;”

(4)
(A) failure by ION or any of its Restricted Subsidiaries for 60 days after notice to ION by the Trustee or the holders of at least 25% in aggregate principal amount of the New Notes then outstanding voting as a single class to comply with any of the other agreements in the New Notes Indenture or the Security Documents or (B) failure by ION for 180 days after notice from the Trustee or holders of at least 25% in aggregate principal amount of the New Notes then outstanding to comply with the provisions described above under the caption “Certain Covenants — Reports”;

(5)
default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by ION or any of its Restricted Subsidiaries (or the payment of which is guaranteed by ION or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created after the date of the New Notes Indenture, if that default:

(a)
is caused by a failure to pay principal of, premium on, if any, or interest, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)
results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $20.0 million or more; provided, however, if, prior to the acceleration of the New Notes, (i) any such Payment Default is cured or waived, (ii) any such acceleration is rescinded, or (iii) such Indebtedness is repaid within 10 Business Days commencing upon the end of any applicable grace period for such Payment Default or the occurrence of such acceleration, as the case may be, any Default or Event of Default (but not any acceleration of the New Notes) caused by such Payment Default or acceleration of the New Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment, decree or applicable law;
(6)
failure by ION or any of its Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $20.0 million (to the extent not covered by insurance by a reputable and creditworthy insurer as to which the insurer has not disclaimed coverage), which judgments are not paid, discharged or stayed, for a period of 60 days;

(7)
the occurrence of any of the following:

(a)
except as permitted by the New Notes Indenture or any Security Document ceases for any reason to be fully enforceable; provided that it will not be an Event of Default under this clause (7)(a) if the sole result of the failure of one or more security documents to be fully enforceable is that any Parity Lien purported to be granted under such security documents on Collateral, individually or in the aggregate, having a Fair Market Value of not more than $10.0 million ceases to be an enforceable and perfected second-priority Lien, subject only to Permitted Prior Liens;

(b)
any Parity Lien purported to be granted under any Security Document on Collateral, individually or in the aggregate, having a Fair Market Value in excess of $10.0 million ceases to be an enforceable and perfected second-priority Lien, subject only to Permitted Prior Liens; or

(c)
ION or any other Guarantor, or any Person acting on behalf of any of them, denies or disaffirms, in writing, any obligation of ION or any other Guarantor set forth in or arising under any Security Document;

(8)
except as permitted by the New Notes Indenture or any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee; and

(9)
certain events of bankruptcy or insolvency described in the New Notes Indenture with respect to ION or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of its Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to ION, any Restricted Subsidiary of ION that is a Significant Subsidiary or any group of Restricted Subsidiaries of ION that, taken together, would constitute a Significant Subsidiary, all outstanding New Notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding New Notes may declare all the New Notes to be due and payable immediately.
Subject to certain limitations, holders of a majority in aggregate principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the New Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal of, premium on, if any, and interest.
Subject to the provisions of the New Notes Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the New Notes Indenture at the request or direction of any holders of New Notes unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a New Note may pursue any remedy with respect to the New Notes Indenture or the New Notes unless:
(1)
such holder has previously given the Trustee written notice that an Event of Default is continuing;

(2)
holders of at least 25% in aggregate principal amount of the then outstanding New Notes make a written request to the Trustee to pursue the remedy;

(3)
such holder or holders offer and, if requested, provide to the Trustee security or indemnity satisfactory to the Trustee against any loss, liability or expense;

(4)
the Trustee does not comply with such request within 60 days after receipt of the request and the offer of security or indemnity; and

(5)
during such 60-day period, holders of a majority in aggregate principal amount of the then outstanding New Notes do not give the Trustee a direction inconsistent with such request.

The holders of a majority in aggregate principal amount of the then outstanding New Notes by written notice to the Trustee may, on behalf of the holders of all of the New Notes, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the New Notes Indenture, if the rescission would not conflict with any judgment or decree, except a continuing Default or Event of Default in the payment of principal of, premium on, if any, or interest on the New Notes.
ION is required to deliver to the Trustee annually a statement regarding compliance with the New Notes Indenture. Upon becoming aware of any Default or Event of Default, ION is required to deliver to the Trustee a statement specifying such Default or Event of Default.
No Personal Liability of Directors, Officers, Employees and Stockholders
No director, officer, employee, incorporator or other owner of Capital Stock of ION or any Guarantor, as such, will have any liability for any obligations of ION or the Guarantors under the New Notes, the New

Notes Indenture, the Note Guarantees, the Note Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of New Notes by accepting a New Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the New Notes. The waiver may not be effective to waive liabilities under the federal securities laws.
Legal Defeasance and Covenant Defeasance
ION may at any time, at the option of its Board of Directors evidenced by a resolution set forth in an officers’ certificate, elect to have all of its obligations discharged with respect to the outstanding New Notes and all obligations of the Guarantors discharged with respect to their Note Guarantees (“Legal Defeasance”) except for:
(1)
the rights of holders of outstanding New Notes to receive payments in respect of the principal of, premium on, if any, or interest on, such New Notes when such payments are due from the trust referred to below;

(2)
ION’s obligations with respect to the New Notes concerning issuing temporary New Notes, registration of New Notes, mutilated, destroyed, lost or stolen New Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)
the rights, powers, trusts, duties, indemnities and immunities of the Trustee under the New Notes Indenture, and ION’s and the Guarantors’ obligations in connection therewith; and

(4)
the Legal Defeasance and Covenant Defeasance provisions of the New Notes Indenture.

In addition, ION may, at its option and at any time, elect to have the obligations of ION and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers and Asset Sale Offers) that are described in the New Notes Indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the New Notes. In the event Covenant Defeasance occurs, all Events of Default described under “— Events of Default and Remedies” (except those relating to payments on the New Notes or bankruptcy, receivership, rehabilitation or insolvency events) will no longer constitute an Event of Default with respect to the New Notes issued.
In order to exercise either Legal Defeasance or Covenant Defeasance:
(1)
ION must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the New Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, premium on, if any, and interest on, the outstanding New Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be, and ION must specify whether the New Notes are being defeased to such stated date for payment or to a particular redemption date;

(2)
in the case of Legal Defeasance, ION must deliver to the Trustee an Opinion of Counsel confirming that (a) ION has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the New Notes Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)
in the case of Covenant Defeasance, ION must deliver to the Trustee an Opinion of Counsel confirming that the holders of the outstanding New Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)
no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit (and any similar concurrent deposit relating to other Indebtedness), and the granting of Liens to secure such borrowings);

(5)
such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the New Notes Indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which ION or any of its Restricted Subsidiaries is a party or by which ION or any of its Restricted Subsidiaries is bound;

(6)
ION must deliver to the Trustee an officers’ certificate stating that the deposit was not made by ION with the intent of preferring the holders of New Notes over the other creditors of ION with the intent of defeating, hindering, delaying or defrauding any creditors of ION or others; and

(7)
ION must deliver to the Trustee an officers’ certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

The Collateral will be released from the Lien securing the New Notes and the other Note Documents, as provided above under the caption “— Intercreditor Agreement — Release of Liens in Respect of New Notes,” upon a Legal Defeasance or Covenant Defeasance in accordance with the provisions described above.
Amendment, Supplement and Waiver
Except as provided in the next three succeeding paragraphs, the New Notes Indenture, the New Notes, the Note Guarantees or any other Note Documents may be amended or supplemented with the consent of the holders of at least a majority in aggregate principal amount of the then outstanding New Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a tender offer or exchange offer for, or purchase of, the New Notes), and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium on, if any, or interest on, the New Notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of such New Notes Indenture or such New Notes or such Note Guarantees or such other Note Documents may be waived with the consent of the holders of a majority in aggregate principal amount of the then outstanding New Notes (including, without limitation, Additional Notes, if any) voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the New Notes).
Without the consent of each holder of New Notes affected, an amendment, supplement or waiver may not (with respect to any New Notes held by a non-consenting holder):
(1)
reduce the principal amount of New Notes whose holders must consent to an amendment, supplement or waiver;

(2)
reduce the principal of or change the fixed maturity of any New Note or alter or waive any of the provisions with respect to the redemption or repurchase of the New Notes (except those provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders”);

(3)
reduce the rate of or change the time for payment of interest, including default interest, on any New Note;

(4)
waive a Default or Event of Default in the payment of principal of, premium on, if any, or interest on, the New Notes (except a rescission of acceleration of the New Notes by the holders of at least a majority in aggregate principal amount of the then outstanding New Notes and a waiver of the payment default that resulted from such acceleration);

(5)
make any New Note payable in money other than that stated in the New Notes;

(6)
make any change in the provisions of the New Notes Indenture relating to waivers of past

Defaults or the rights of holders of New Notes to receive payments of principal of, premium on, if any, or interest on, the New Notes (other than as permitted by clause (7) below);
(7)
waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders”);

(8)
release any Guarantor from any of its obligations under its Note Guarantee or the New Notes Indenture, except in accordance with the terms of the New Notes Indenture; or

(9)
make any change in the preceding amendment and waiver provisions.

In addition, any amendment to, or waiver of, the provisions of the New Notes Indenture or any Security Document that has the effect of releasing or subordinating all or substantially all of the Collateral from the Liens securing the New Notes or releasing all or substantially all of the Guarantors from their respective Note Guarantees will require the consent of the holders of at least 66 2∕3% in aggregate principal amount of the New Notes then outstanding thereunder.
Notwithstanding the preceding, without the consent of any holder of New Notes, ION, the Guarantors, the Trustee and the Collateral Agent, if applicable, may amend or supplement the New Notes Indenture, the New Notes or the Note Guarantees or any Security Document:
(1)
to cure any ambiguity, defect or inconsistency;

(2)
to provide for uncertificated New Notes in addition to or in place of certificated New Notes;

(3)
to provide for the assumption of ION’s or a Guarantor’s obligations to holders of New Notes and Note Guarantees in the case of a merger or consolidation or sale of all or substantially all of ION’s or such Guarantor’s assets, as applicable;

(4)
to make any change that would provide any additional rights or benefits to the holders of New Notes or that does not adversely affect the legal rights under the New Notes Indenture of any holder;

(5)
to comply with requirements of the SEC in order to effect or maintain the qualification of the New Notes Indenture under the TIA;

(6)
to conform the text of the New Notes Indenture, the New Notes, the Note Guarantees or the Security Documents to any provision of this Description of New Notes to the extent that such provision in this Description of New Notes was intended to be a verbatim recitation of a provision of the New Notes Indenture, the New Notes, the Note Guarantees or the Security Documents, which intent shall be evidenced by an officers’ certificate to that effect;

(7)
to enter into additional or supplemental security documents;

(8)
to make, complete or confirm any grant of Collateral permitted or required by the New Notes Indenture or any of the Security Documents or any release of Collateral that becomes effective as set forth in the New Notes Indenture or any of the Security Documents;

(9)
to provide for the issuance of Additional Notes in accordance with the limitations set forth in the New Notes Indenture as of the date of the New Notes Indenture;

(10)
to allow any Guarantor to execute a supplemental indenture and/or a Note Guarantee with respect to the New Notes; or

(11)
with respect to the security documents, as described in the second paragraph of “the Intercreditor Agreement — Amendment of Priority Lien Documents and Note Documents” above.

In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by ION or any Guarantor, or any of their respective Subsidiaries, will be considered as though not outstanding, except that for the purposes of determining whether the Trustee will be protected in relying on any such direction, waiver or consent, only Notes that a Responsible Officer of the Trustee receives an Officers’ Certificate from ION that such Notes are so owned will be so disregarded. Upon request of the Trustee, ION shall furnish to the Trustee promptly an Officers’ Certificate listing and identifying all Notes, if any, known by ION to be owned or held by or for the account of any of the above described Persons, and the Trustee shall be entitled to accept and rely upon such Officers’ Certificate as conclusive evidence of the facts therein set forth and of the fact that all Notes not listed therein are outstanding for the purpose of any determination.
Satisfaction and Discharge
The New Notes Indenture will be discharged and will cease to be of further effect as to all New Notes issued thereunder (except as to surviving rights of registration, of transfer or exchange of the New Notes and as otherwise specified in the New Notes Indenture), when:
(1)
either:

(a)
all New Notes that have been authenticated, except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has been deposited in trust and thereafter repaid to ION, have been delivered to the Trustee for cancellation; or

(b)
all New Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and ION or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the New Notes not delivered to the Trustee for cancellation for principal of, premium on, if any, and interest on the New Notes to the date of maturity or redemption;

(2)
in respect of clause (1)(b), no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and any similar deposit relating to other Indebtedness and, in each case, the granting of Liens to secure such borrowings) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which ION or any Guarantor is a party or by which ION or any Guarantor is bound (other than with respect to the borrowing of funds to be applied concurrently to make the deposit required to effect such satisfaction and discharge and any similar concurrent deposit relating to other Indebtedness, and in each case the granting of Liens to secure such borrowings);

(3)
ION or any Guarantor has paid or caused to be paid all sums payable by it under the New Notes Indenture; and

(4)
ION has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the New Notes at maturity or on the redemption date, as the case may be.

In addition, ION must deliver an officers’ certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.
The Collateral will be released from the Lien securing the New Notes and the other Note Documents, as provided above under the caption “— Intercreditor Agreement — Release of Liens in Respect of New Notes,” upon a satisfaction and discharge in accordance with the provisions described above. Nothing in the New Notes Indenture shall preclude ION from repurchasing notes in the open market, through a tender offer or exchange offer, through privately negotiated transactions, or other similar transactions.
Concerning the Trustee
If the Trustee becomes a creditor of ION or any Guarantor, the New Notes Indenture limit the right of the Trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the TIA) it must eliminate such conflict within

90 days, apply to the SEC for permission to continue as trustee (if the New Notes Indenture has been qualified under the TIA) or resign.
The holders of a majority in aggregate principal amount of the then outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee thereunder, subject to certain exceptions. The New Notes Indenture provides that in case an Event of Default has occurred and is continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the New Notes Indenture at the request of any holder of New Notes, unless such holder has offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense.
Governing Law
The New Notes Indenture, the New Notes and the Note Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.
Additional Information
Anyone who receives this Offer to Exchange may obtain a copy of the New Notes Indenture, the Intercreditor Agreement and Security Documents without charge by writing to ION Geophysical Corporation, 2105 City West Boulevard, Suite 100, Houston, Texas 77042-2839, Attention: General Counsel.
Certain Definitions
Set forth below are certain defined terms used in the New Notes Indenture. Reference is made to the New Notes Indenture for a full disclosure of all defined terms used therein, as well as any other capitalized terms used herein for which no definition is provided.
“Acquired Debt” means, with respect to any specified Person:
(1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and
(2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.
“Act of Supermajority of Debtholders” means, as to any matter at any time:
(1)   prior to the Discharge of Priority Lien Obligations, a direction in writing delivered to the Priority Lien Collateral Agent by or with the written consent of the holders of more than 66 2∕3% of the sum of:
(a)   the aggregate outstanding principal amount of Priority Lien Debt (including outstanding letters of credit whether or not then available or drawn); and
(b)   other than in connection with the exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Priority Lien Debt; and
(2)   at any time after the Discharge of Priority Lien Obligations, a direction in writing delivered to the Collateral Agent by or with the written consent of the holders of at least 66 2∕3% in aggregate principal amount of the New Notes (including any Additional Notes) then outstanding.
“Additional Notes” means New Notes other than the Initial Notes issued under the New Notes Indenture in accordance with the New Notes Indenture, as part of the same series as the Initial Notes issued under the New Notes Indenture.
“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person shall be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.
“After-Acquired Property” means any and all assets or property acquired after the date of the New Notes Indenture, including any property or assets acquired by ION or a Guarantor from another Guarantor, which in each case constitutes Collateral.
“AI Global Notes” has the meaning set forth in the second paragraph under the caption “Book-Entry, Delivery and Form.”
“AI Notes” has the meaning set forth in the first paragraph under the caption “Book-Entry, Delivery and Form.”
“Applicable Premium” means, with respect to any Note on any redemption date, the excess of: (a) the present value at such redemption date of (i) the redemption price of the Note at December 15, 2023 plus (ii) all required interest payments due on the Note through December 15, 2023 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (b) the principal amount of the New Note.
ION will calculate the Applicable Premium prior to the applicable redemption date and deliver an Officer’s Certificate to the Trustee setting forth the Applicable Premium and showing the calculation thereof in reasonable detail.
“Asset Sale” means:
(1)   the sale, lease, conveyance or other disposition of any assets or rights by ION or any of its Restricted Subsidiaries, and any disposition of Capital Stock, Indebtedness or other securities of an Unrestricted Subsidiary; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of ION and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the New Notes Indenture described above under the caption “— Repurchase at the Option of Holders — Change of Control” and/or the provisions described above under the caption “Certain Covenants — Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and
(2)   the issuance of Equity Interests by any of ION’s Restricted Subsidiaries or the sale by ION or any of ION’s Restricted Subsidiaries of Equity Interests in any of ION’s Subsidiaries (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than ION or a Restricted Subsidiary).”
Notwithstanding the preceding, none of the following items shall be deemed to be an Asset Sale:
(1)   any single transaction or series of related transactions that involve assets having a Fair Market Value of no more than $5.0 million since the date of the New Notes Indenture;
(2)   a transfer of assets between or among ION and its Restricted Subsidiaries;
(3)   an issuance of Equity Interests by a Restricted Subsidiary of ION to ION or to a Restricted Subsidiary of ION;
(4)   the sale, lease, license, sublicense or other transfer of assets, services or accounts receivable in the ordinary course of business and any sale or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business (including the abandonment or other disposition of intellectual property that is, in the reasonable judgment of ION, no longer economically practicable to maintain or useful in the conduct of the business of ION and its Restricted Subsidiaries taken as whole);
(5)   licenses and sublicenses by ION or any of its Restricted Subsidiaries of software or intellectual property in the ordinary course of business;

(6)   any surrender or waiver of contract rights or settlement, release, recovery on or surrender of contract, tort or other claims in the ordinary course of business;
(7)   the granting of Liens not prohibited by the covenant described above under the caption “—Liens” and the sale or other disposition pursuant to foreclosure of the assets subject to such Lien;
(8)   the sale or other disposition of cash, Cash Equivalents, Hedging Obligations or other financial instruments;
(9)   the announced INOVA transaction; and
(10)   a Restricted Payment that does not violate the covenant described above under the caption “Certain Covenants — Restricted Payments” or a Permitted Investment (or a disposition that would constitute a Restricted Payment but for the exclusion from the definition thereof).
“Asset Sale Offer” has the meaning assigned to that term in the New Notes Indenture.
“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP; provided, however, that if such sale and leaseback transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby shall be determined in accordance with the definition of “Capital Lease Obligation.”
“Bankruptcy Code” means Title 11 of the United States Code, as amended.
“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and “Beneficially Owned” have a corresponding meaning.
“Board of Directors” means:
(1)   with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;
(2)   with respect to a partnership, the Board of Directors of the general partner of the partnership;
(3)   with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and
(4)   with respect to any other Person, the board or committee of such Person serving a similar function.
“Business Day” means any day other than a Legal Holiday.
“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty. Notwithstanding the foregoing, any lease (whether entered into before or after the date of the New Notes Indenture) that would have been classified as an operating lease pursuant to GAAP as in effect on the date of the New Notes Indenture will be deemed not to represent a Capital Lease Obligation.
“Capital Stock” means:
(1)   in the case of a corporation, corporate stock;

(2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;
(3)   in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and
(4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.
“Cash Equivalents” means:
(1)   United States dollars;
(2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;
(3)   certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;
(4)   repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;
(5)   commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within one year after the date of acquisition;
(6)   money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition;
(7)   money market funds that (i) comply with the criteria set forth in Securities and Exchange Commission Rule 2a-7 under the Investment Company Act of 1940, (ii) are rated or invest solely in the assets described in clauses (1) through (6) above and (iii) have portfolio assets of at least $500.0 million;
(8)   marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, in each case maturing within one year after the date of acquisition and having, at such date, the highest rating obtainable from either S&P or Moody’s;
(9)   any interest bearing account at, or certificate of deposit maturing not more than one year after such time issued by, a U.S. savings and loan association which has a rating of “A−” or better from S&P or a rating of “A3” or better from Moody’s on its long term unsecured debt and which has combined capital and surplus and undivided profits of not less than $500.0 million;
(10)   any interest bearing account at, or certificate of deposit maturing not more than one year after such time, payable in United States dollars and issued by, (i) a foreign banking institution or foreign branch of a U.S. banking institution, which banking institution has a rating of “A−” or better from S&P or a rating of “A3” or better from Moody’s on its long-term unsecured debt and combined capital and surplus and undivided profits of not less than $500.0 million, or (ii) any foreign subsidiary of a U.S. banking institution, which U.S. banking institution has a rating of “A−” or better from S&P or a rating of “A3” or better from Moody’s and which subsidiary has combined capital and surplus and undivided profits of not less than $500.0 million;
(11)   any evidence of Indebtedness (including variable rate demand notes), maturing not more than one year after such time, issued by any State of the United States, by any county or municipality organized or incorporated under the laws of any State of the United States or by any agency or subdivision of any of the foregoing, in each case rated “A−” or better by S&P or rated “A3” or better by Moody’s;
(12)   any preferred securities issued by domestic or foreign corporations, municipalities, or closed-end management investment companies and are designed as short term money market instruments rated “A−” or better by S&P or rated “A3” or better by Moody’s, provided that such Investment will not result in any violation of F.R.S. Board Regulation U and further provided that ION’s aggregate ownership interest of all of the Guarantors does not exceed (and is not convertible into shares which exceed 5% of the issuer’s outstanding shares entitled to vote unless such ownership interest is acquired pursuant to a merger agreement between or among ION and/or one or more Guarantors and such issuer);
(13)   any mutual funds or similar investment vehicles investing primarily in Investments of the types set forth in the foregoing clauses (1) through (12), provided that ratings requirements shall be applicable to the mutual fund rather than the underlying Investments, as follows: such mutual funds shall, in each case, have a rating of “A−” or better from S&P or a rating of “A3” from Moody’s, provided, however, that it is agreed that (i) any Investment which when made complies with the requirements of any of the foregoing clauses (7), (8), (9), (10), (11) or (12) may continue to be held notwithstanding that such Investment if made thereafter would not comply with such requirements; and (ii) no Investment otherwise permitted by clauses (12) or (13) shall be permitted to be made directly or indirectly through a mutual fund if, immediately before or after giving effect thereto, any Default shall have occurred and be continuing; and
(14)   with respect to the Subsidiaries that are not Domestic Subsidiaries only, any Investments outside of the United States that are the functional foreign equivalents in all material respects to the investments described in the foregoing clauses (1) through (13) of this definition.
“Change of Control” means the occurrence of any of the following:
(1)   the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of ION and its Subsidiaries taken as a whole to any Person (including any “person” (as that term is used in Section 13(d)(3) of the Exchange Act));
(2)   the adoption of a plan relating to the liquidation or dissolution of ION;
(3)   the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any Person (including any “person” (as defined above)) becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of ION, measured by voting power rather than number of shares; provided, however, that that a conversion at the option of ION that causes 50% or more of the Voting Stock of ION to change will not constitute a Change of Control; or
(4)   the first day on which a majority of the members of the Board of Directors of ION are not Continuing Directors.
Notwithstanding the preceding, the conversion of ION from a corporation to a limited liability company, limited partnership or other form of entity or an exchange of all of the outstanding Equity Interests in one form of entity for Equity Interests in another form of entity shall not constitute a Change of Control, so long as such transaction otherwise complies with the terms of the New Notes Indenture and following such conversion or exchange the “persons” (as that term is used in Section 13(d)(3) of the Exchange Act) who Beneficially Owned the Capital Stock of ION immediately prior to such transactions continue to Beneficially Own in the aggregate more than 50% of the Voting Stock of ION, or continue to Beneficially Own sufficient Equity Interests in such entity to elect a majority of its directors, managers, trustees or other persons serving in a similar capacity for such entity or its general partner, as applicable, and, in either case no “person” Beneficially Owns more than 50% of the Voting Stock of such entity or its general partner, as applicable.

“Change of Control Offer” has the meaning assigned to that term in the New Notes Indenture.
“Change of Control Purchase Date” has the meaning set forth in the first paragraph under the caption “Change of Control.”
“Class” means (1) in the case of Parity Lien Debt, all Parity Lien Debt, taken together, and (2) in the case of Priority Lien Debt, every Series of Priority Lien Debt, taken together.
“Clearstream” has the meaning set forth in the second paragraph under the caption “Book-Entry, Delivery and Form.”
“Collateral” means all properties and assets at any time owned or acquired by ION or any of the other Guarantors, except:
(1)   Excluded Assets;
(2)   any properties and assets in which the Collateral Agent is required to release its Liens pursuant to the provisions described above under the caption “— Intercreditor Agreement — Release of Liens on Collateral;” and
(3)   any properties and assets that no longer secure the New Notes or any Obligations in respect thereof pursuant to the provisions described above under the caption “— Intercreditor Agreement — Release of Liens in Respect of New Notes,”
provided that in the case of clauses (2) and (3), if such Liens are required to be released as a result of the sale, transfer or other disposition of any properties or assets of ION or any other Guarantor, such assets or properties shall cease to be excluded from the Collateral if ION or any other Guarantor thereafter acquires or reacquires such assets or properties.
“Collateral Account” means any segregated account under the sole control of the Collateral Agent that is free from all other Liens (other than Liens securing the Priority Lien Obligations), and only includes all cash, Cash Equivalents and non-cash consideration received by the Trustee or the Collateral Agent from any Sale of Collateral, foreclosure or other awards or proceeds pursuant to the Security Documents, including earnings, revenues, rents, issues, profits and income from the Collateral received pursuant to the Security Documents, and interest earned thereon.
“Collateral Agent” means the collateral agent for all holders of Parity Lien Obligations. UMB Bank, National Association will initially serve as Collateral Agent.
“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.
“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:
(1)   an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus
(2)   provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus
(3)   the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income; plus
(4)   any foreign currency translation losses (including losses related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such losses were taken into account in computing such Consolidated Net Income; plus
(5)   (reserved), plus

(6)   depreciation, amortization (including amortization of intangibles but excluding (i) amortization of prepaid cash expenses that were paid in a prior period and (ii) amortization of multiclient libraries) and other non-cash charges and expenses (excluding any such non-cash charge or expense to the extent that it represents an accrual of or reserve for cash charges or expenses in any future period or amortization of a prepaid cash charge or expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash charges or expenses were deducted in computing such Consolidated Net Income; minus
(7)   any foreign currency translation gains (including gains related to currency remeasurements of Indebtedness) of such Person and its Restricted Subsidiaries for such period, to the extent that such gains were taken into account in computing such Consolidated Net Income; minus
(8)   non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business;
in each case, on a consolidated basis and determined in accordance with GAAP.
Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of ION shall be added to Consolidated Net Income to compute Consolidated EBITDA of ION only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to ION by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.
“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate net income (loss) of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP and without any reduction in respect of preferred stock dividends; provided that:
(1)   all extraordinary gains and losses and all gains and losses realized in connection with any Asset Sale or the disposition of securities or the early extinguishment of Indebtedness, together with any related provision for taxes on any such gain, shall be excluded;
(2)   the net income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or similar distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;
(3)   the net income (but not loss) of any Restricted Subsidiary other than a Guarantor shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;
(4)   the cumulative effect of a change in accounting principles shall be excluded; and
(5)   non-cash gains and losses attributable to movement in the mark-to-market valuation of Hedging Obligations pursuant to Financial Accounting Standards Board Accounting Standards Codification 815 (“ASC 815”) shall be excluded.
“Consolidated Net Tangible Assets” means, with respect to any specified Person as of any date of determination, the consolidated total assets of such Person and its Restricted Subsidiaries determined in accordance with GAAP as of the end of the Person’s most recent fiscal quarter for which internal financial statements are available, less the sum of (1) all current liabilities and current liability items, and (2) all goodwill, trade names, trademarks, patents, organization expense, unamortized debt discount and expense and other similar intangibles properly classified as intangibles in accordance with GAAP.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.
“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of ION who:
(1)   was a member of such Board of Directors on the date of the New Notes Indenture; or
(2)   was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election.
“Credit Agreement” means that certain Revolving Credit and Security Agreement, dated as of August 22, 2014, by and among ION, ION Exploration Products (U.S.A.), Inc., I/O Marine Systems, Inc. and GX Technology Corporation (collectively, the “Borrowers”, and each, a “Borrower”), the financial institutions a party thereto as lenders (collectively, the “Lenders” and each individually a “Lender”) PNC Bank, National Association (“PNC”), as agent for the Lenders, including any related notes, Guarantees, collateral documents, instruments and agreements executed in connection therewith, as amended by that certain First Amendment to Revolving Credit and Security Agreement dated as of August 4, 2015 by and among the Borrowers and PNC, as the sole Lender and in its capacity as agent, in each case, and as further amended, restated, modified, renewed, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.
“Credit Agreement Agent” means, at any time, the Person serving at such time as the “Agent” or “Administrative Agent” under the Credit Agreement or any other representative then most recently designated in accordance with the applicable provisions of the Credit Agreement, together with its successors in such capacity.
“Credit Facilities” means, one or more debt facilities (including, without limitation, any Credit Agreement), indentures, commercial paper facilities or secured or unsecured capital market financing, in each case, with banks or other institutional lenders or institutional investors providing for revolving credit loans, term loans, term debt, debt securities, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, extended, increased, refunded, replaced in any manner (whether upon or after termination or otherwise) or refinanced (including by means of sales of debt securities to institutional investors) in whole or in part from time to time.
“Customary Recourse Exceptions” means, with respect to any Non-Recourse Debt of an Unrestricted Subsidiary, exclusions from the exculpation provisions with respect to such Non-Recourse Debt for the voluntary bankruptcy of such Unrestricted Subsidiary, fraud, misapplication of cash, environmental claims, waste, willful destruction and other circumstances customarily excluded by lenders from exculpation provisions or included in separate indemnification agreements in non-recourse financings.
“De Minimis Guaranteed Amount” means a principal amount of Indebtedness that does not exceed $2.5 million.
“Deemed Capitalized Leases” means obligations of ION or any Restricted Subsidiary of ION that are classified as “capital lease obligations” under GAAP due to the application of ASC Topic 840 or any subsequent pronouncement having similar effect and, except for such regulation or pronouncement, such obligation would not constitute a Capital Lease Obligation.
“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.
“Discharge of Parity Lien Obligations” has the meaning given to the term “Discharge of Second Lien Obligations” in the Intercreditor Agreement.
“Discharge of Priority Lien Obligations” has the meaning given to the term “Discharge of First Lien Obligations” in the Intercreditor Agreement.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the New Notes mature; provided, however, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Capital Stock that is not Disqualified Stock, and that is not convertible, puttable or exchangeable for Disqualified Stock so long as such Person satisfies its obligations with respect thereto solely by the delivery of Capital Stock that is not Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require ION to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that ION may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “Certain Covenants — Restricted Payments.” The amount of Disqualified Stock deemed to be outstanding at any time for purposes of the New Notes Indenture will be the maximum amount that ION and its Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock, exclusive of accrued dividends.
“Domestic Subsidiary” means any Restricted Subsidiary of ION that was formed under the laws of the United States or any state of the United States or the District of Columbia or that guarantees or otherwise provides direct credit support for any Indebtedness of ION.
“DTC” has the meaning set forth in the second paragraph under the caption “Book-Entry, Delivery and Form.”
“Enforcement Action” shall have the meaning set forth in the Intercreditor Agreement.
“equally and ratably” means, in reference to sharing of Liens or proceeds thereof as between holders of Secured Obligations within the same Class, that such Liens or proceeds:
(1)   will be allocated and distributed first to payment of all fees, costs, expenses and indemnities due and owing to the Secured Debt Representatives, the Priority Lien Collateral Agent and the Collateral Agent,
(2)   will be allocated and distributed second to the Secured Debt Representative for each outstanding Series of Secured Debt within that Class, for the account of the holders of such Series of Secured Debt, ratably in proportion to the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made under such letters of credit) on each outstanding Series of Secured Debt within that Class when the allocation or distribution is made, and thereafter,
(3)   will be allocated and distributed (if any remain after payment in full of all of the principal of, and interest and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit) on all outstanding Secured Obligations within that Class) to the Secured Debt Representative for each outstanding Series of Secured Debt within that Class, for the account of the holders of any remaining Secured Obligations within that Class, ratably in proportion to the aggregate unpaid amount of such remaining Secured Obligations within that Class due and demanded (with written notice to the applicable Secured Debt Representative, the Priority Lien Collateral Agent and the Collateral Agent) prior to the date such distribution is made.
“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).
“Equity Offering” means a public or private sale of Equity Interests of ION by ION (other than Disqualified Stock and other than to a Subsidiary of ION) made on a primary basis by ION after the date of the New Notes Indenture.

“Euroclear” has the meaning set forth in the second paragraph under the caption “Book-Entry, Delivery and Form.”
“Excess Priority Lien Obligations” means any obligations that would constitute Priority Lien Obligations if not for the Priority Lien Cap
“Exchange Offer” means ION’s offer to exchange all outstanding Old Notes, for each $1,000 principal amount of such notes tendered, (a) $150 in cash, (b) $850 of New Notes, provided, however, that up to an aggregate of $20 million of New Notes exchange consideration may instead be paid in the form of Common Stock at ION’s option for every dollar of Rights Offering proceeds raised from the issuance of Common Stock, and (c) solely in exchange for Old Notes validly tendered on or prior to the Early Exchange Deadline and not withdrawn, the Early Exchange Premium.
“Excluded Assets” means each of the following:
(1)   any asset or property right of ION or any Guarantor of any nature:
(a)   if the grant of a security interest shall constitute or result in (i) the abandonment, invalidation or unenforceability of such asset or property right or ION’s or any Guarantor’s loss of use of such asset or property right or (ii) a breach, termination or default under any lease, license, contract or agreement (other than to the extent that any such term would be rendered ineffective pursuant to Sections 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) of any relevant jurisdiction or any other applicable law (including the United States Bankruptcy Code) or principles of equity) to which ION or such Guarantor is party; and
(b)   to the extent that any applicable law or regulation prohibits the creation of a security interest thereon (other than to the extent that any such term would be rendered ineffective pursuant to any applicable law or principles of equity);
(2)   all Capital Stock of Foreign Subsidiaries not directly owned by ION or a Guarantor;
(3)   any applications for trademarks or service marks filed in the United States Patent and Trademark Office (the “PTO”) pursuant to 15 U.S.C. § 1051 Section 1(b) unless and until evidence of use of the mark in interstate commerce is submitted to the PTO pursuant to 15 U.S.C. § 1051 Section 1(c) or Section 1(d);
(4)   fixed or capital assets owned by ION or any Guarantor that is subject to a capital lease or purchase money obligations, in each case permitted to be incurred pursuant to the covenants described above under the captions “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and “Certain Covenants — Liens” if the contract or other agreement in which such Lien is granted prohibits the creation of any other Lien on such fixed or capital assets, but only for so long as such prohibition is in effect and only with respect to the portion of such fixed or capital assets as to which such other Lien attaches and such prohibition applies;
(5)   motor vehicles;
(6)   any Capital Stock of any Subsidiary to the extent (and only to the extent) that in the reasonable judgment of ION, if such Capital Stock were not excluded from the Collateral then Rule 3-16 or Rule 3-10 of Regulation S-X under the Securities Act would require the filing of separate financial statements of such Subsidiary with the SEC (or any other governmental agency) in connection with a registration of the New Notes under the Securities Act;
(7)   de minimis or immaterial assets for which perfection of the security could not be obtained without unreasonable cost and expense or under applicable law;
(8)   unless such real property and fixtures (a) secure the Credit Agreement and (b) have a fair market value in excess of $5.0 million, real property and any fixtures owned or leased by ION or any other Guarantor;
(9)   the INOVA Letter of Credit;

(10)   unless such Equity Interests secure the Credit Agreement, Equity Interests in any Person other than (x) a Guarantor, to the extent such Person is at such time a Guarantor, and (y) as provided in item (2) above;
(11)   any account (and any cash, Cash Equivalents or other investments deposited therein) securing Indebtedness described in clause (20) of the second paragraph of the covenant described above under the caption “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock;” and
(12)   prior to the Discharge of Priority Lien Obligations, any property not subject to a Lien securing the Priority Lien Obligations.
“Existing Indebtedness” means all Indebtedness of ION and its Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the date of the New Notes Indenture, including without limitation the Indebtedness under the Legacy Notes after giving effect to the Exchange Offer, until such amounts are repaid.
“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of ION in the case of amounts of $25.0 million or more and otherwise by an Officer of ION (unless otherwise provided in the New Notes Indenture).
“Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four- quarter reference period.
In addition, for purposes of calculating the Fixed Charge Coverage Ratio:
(1)   acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations, or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including all related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four- quarter reference period or subsequent to such reference period and on or prior to the Calculation Date, or that are to be made on the Calculation Date, shall be given pro forma effect as if they had occurred on the first day of the four-quarter reference period;
(2)   the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, shall be excluded;
(3)   the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;
(4)   any Person that is a Restricted Subsidiary on the Calculation Date shall be deemed to have been a Restricted Subsidiary at all times during such four-quarter period;
(5)   any Person that is not a Restricted Subsidiary on the Calculation Date shall be deemed not to have been a Restricted Subsidiary at any time during such four-quarter period; and

(6)   if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as at the Calculation Date in excess of 12 months).
For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of ION, which determination shall be conclusive for all purposes under the New Notes Indenture; provided that such Officer may in such Officer’s discretion include any reasonably identifiable and factually supportable pro forma changes to Consolidated EBITDA or Fixed Charges, including any pro forma expense and cost reductions or synergies that have occurred or are reasonably expected to occur within the 12 months immediately following the Calculation Date and are either (i) prepared and calculated in accordance with Regulation S-X under the Securities Act (“Regulation S-X”) or (ii) set forth in an officers’ certificate signed by the chief financial or accounting officer that states (a) the amount of each such adjustment and (b) that such adjustments are based on the reasonable good faith belief of the Officers executing such officers’ certificate at the time of such execution and the factual basis on which such good faith belief is based.
“Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:
(1)   the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations (but excluding any interest expense attributable to Deemed Capitalized Leases), imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates; plus
(2)   the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period; plus
(3)   any interest on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, to the extent such Guarantee or Lien is called upon (other than a Lien of the type described in clause (9) of the definition of Permitted Liens); plus
(4)   all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of ION (other than Disqualified Stock) or to ION or a Restricted Subsidiary of ION.
“Foreign Subsidiary” means any Restricted Subsidiary of ION that is not a Domestic Subsidiary.
“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the New Notes Indenture.
“Global Notes” has the meaning set forth in the second paragraph under the caption “Book-Entry, Delivery and Form.”
“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States of America pledges its full faith and credit.
“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take or pay or to maintain financial statement conditions or otherwise) (other than a Lien of the type described in clause (9) of the definition of Permitted Liens).
“Guarantors” means any Subsidiary of ION that executes a Note Guarantee in accordance with the provisions of the New Notes Indenture, and their respective successors and assigns, in each case, until the Note Guarantee of such Person has been released in accordance with the provisions of the New Notes Indenture.
“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:
(1)   interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements;
(2)   other agreements or arrangements designed to manage interest rates or interest rate risk; and
(3)   other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices.
“Immaterial Subsidiary” means, as of any date, any Restricted Subsidiary whose total assets (other than Equity Interests in any other Subsidiary), as of that date, (i) are less than $5.0 million in book value, and (ii) together with all other Immaterial Subsidiaries that are Domestic Subsidiaries, are less than $10.0 million in book value.
“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent:
(1)   in respect of borrowed money;
(2)   evidenced by or issued in exchange for bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) but excluding bid, performance, surety and appeal bonds to the extent such bonds are undrawn upon and obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1), (4) and (5) entered into in the ordinary course of business) of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed within ten Business Days of payment on such letter of credit;
(3)   in respect of banker’s acceptances;
(4)   representing Capital Lease Obligations or Attributable Debt in respect of sale and leaseback transactions;
(5)   representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed; or
(6)   representing any Hedging Obligations,
if and to the extent any of the preceding items (other than letters of credit, Attributable Debt and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP, but excluding Deemed Capitalized Leases. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person. Indebtedness shall be calculated without giving effect to the effects of ASC 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the New Notes Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness.
Notwithstanding the preceding, “Indebtedness” of a Person shall not include:

(1)   any indebtedness that has been defeased in accordance with GAAP or defeased pursuant to the deposit of cash or Cash Equivalents (in an amount sufficient to satisfy all such indebtedness obligations at maturity or redemption, as applicable, and all payments of interest and premium, if any) in a trust or account created or pledged for the sole benefit of the holders of such indebtedness, and subject to no other Liens;
(2)   any repayment or reimbursement obligation of such Person or any of its Restricted Subsidiaries with respect to Customary Recourse Exceptions, unless and until an event or circumstance occurs that triggers the Person’s or such Restricted Subsidiary’s direct repayment or reimbursement obligation (as opposed to contingent or performance obligations) to the lender or other Person to whom such obligation is actually owed, in which case the amount of such direct payment or reimbursement obligation shall constitute Indebtedness; and
(3)   a Lien of the type described in clause (9) of the definition of Permitted Liens.
“Indirect Participants” has the meaning set forth in the second paragraph under the caption “Depository Procedures.”
“Initial Notes” means the New Notes issued under the New Notes Indenture on the date of the New Notes Indenture in connection with the Exchange Offer.
“INOVA” means INOVA Geophysical Equipment Limited, a limited liability company organized under the laws of the People’s Republic of China or any successor or substitute entity thereof (whether by reincorporation, transfer, merger, amalgamation, conversion or any other entity transaction) in the same or a different jurisdiction and whether known by the same or a different name.
“insolvency or liquidation proceeding” means:
(1)   any case commenced by or against ION or any other Guarantor under Title 11, U.S. Code or any similar federal or state law for the relief of debtors, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of ION or any other Guarantor, any receivership or assignment for the benefit of creditors relating to ION or any other Guarantor or any similar case or proceeding relative to ION or any other Guarantor or its creditors, as such, in each case whether or not voluntary;
(2)   any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to ION or any other Guarantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or
(3)   any other proceeding of any type or nature in which substantially all claims of creditors of ION or any other Guarantor are determined and any payment or distribution is or may be made on account of such claims.
“Intercreditor Agreement” means that certain Intercreditor Agreement to be entered into on the issue date of the New Notes among Priority Lien Collateral Agent, as first lien representative, the Trustee, as second lien representative, the Collateral Agent and ION, as amended from time to time.
“Investment Grade” has the meaning set forth in the first paragraph of “Certain Covenants — Changes in Covenants When New Notes Rated Investment Grade.”
“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If ION or any Restricted Subsidiary of ION sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of ION such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of ION, ION will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of ION’s Investments in such Subsidiary that were not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “Certain Covenants — Restricted Payments.” The acquisition by ION or any Restricted Subsidiary of ION of a Person that holds an Investment in a third Person will be deemed to be an Investment by ION or such Restricted Subsidiary in such third Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person in an amount determined as provided in the final paragraph of the covenant described above under the caption “Certain Covenants — Restricted Payments.” Except as otherwise provided in the New Notes Indenture, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.
“Issue Date” has the meaning set forth under the caption “Company Conversion.”
“Legacy Collateral Agent” means Wilmington Savings Fund Society, FSB in its capacity as collateral agent under the Legacy Documents, together with its successors in such capacity.
“Legacy Documents” means, collectively, the Legacy Indenture and the Legacy Notes.
“Legacy Indenture” means the Indenture dated as of May 13, 2013, among ION, the Guarantors, the Legacy Trustee and the Legacy Collateral Agent, as amended, modified or supplemented from time to time.
“Legacy Notes” means the “Notes,” as defined in the Legacy Indenture.
“Legacy Trustee” means, Wilmington Savings Fund Society, FSB (as successor to Wilmington Trust, National Association), as trustee under the Legacy Indenture, together with its successors in such capacity.
“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions in the City of New York, Wilmington, Delaware or at a place of payment are authorized by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue on such payment for the intervening period.
“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.
“Lien Release Conditions” means the Discharge of Priority Lien Obligations.
“Lien Sharing and Priority Confirmation” means as to any Series of Priority Lien Debt, the written agreement of the holders of such Series of Priority Lien Debt, as set forth in the credit agreement or other agreement governing such Series of Priority Lien Debt, for the enforceable benefit of all holders of Parity Lien Debt, each Parity Lien Representative and each existing and future holder of Permitted Prior Liens:
(a)   that all Priority Lien Obligations will be and are secured equally and ratably by all Priority Liens at any time granted by ION or any other Guarantor to secure any Obligations in respect of such Series of Priority Lien Debt, whether or not upon property otherwise constituting collateral for such Series of Priority Lien Debt, and that all such Priority Liens will be enforceable by the Priority Lien Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably;
(b)   that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions of the Intercreditor Agreement, including the provisions relating to the ranking of Priority Liens and the order of application of proceeds from enforcement of Priority Liens; and
(c)   consenting to and directing the Priority Lien Collateral Agent to perform its obligations under the Intercreditor Agreement and the other Priority Lien Security Documents.
“Mexico Subsidiary” means GX GEOSCIENCE CORPORATION, S. DE R.L. DE C.V., a Sociedad de Responsibilidad de Capitale Variable organized under the laws of Mexico.
“Moody’s” means Moody’s Investors Service, Inc.

“Net Proceeds” means the aggregate amount of cash proceeds and Cash Equivalents received by ION or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale but excluding any non-cash consideration deemed to be cash for the purpose of the “Asset Sales” provisions of the New Notes Indenture) net of the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result of the Asset Sale, taxes paid or payable as a result of the Asset Sale, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the properties or assets that were the subject of such Asset Sale, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale, all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries or joint ventures as a result of such Asset Sale, and any reserve for adjustment or indemnification obligations in respect of the sale price of such asset or assets established in accordance with GAAP.
“Non-Recourse Debt” means Indebtedness:
(1)   as to which neither ION nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise, except for Customary Recourse Exceptions;
(2)   as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of ION or any of its Restricted Subsidiaries (other than as permitted in clause (3) below); and
(3)   as to which the lenders have been notified in writing that they will not have any recourse to the Capital Stock or assets of ION or any of its Restricted Subsidiaries except (a) as contemplated by clause (9) of the definition of Permitted Liens and (b) except for Customary Recourse Exceptions.
“Note Documents” means the New Notes Indenture, the New Notes and the Security Documents.
“Note Guarantee” means the Guarantee by each Guarantor of ION’s obligations under the New Notes Indenture and the New Notes, executed pursuant to the provisions of the New Notes Indenture.
“Obligations” means any principal (including reimbursement obligations with respect to letters of credit whether or not drawn), interest (including, to the extent legally permitted, all interest accrued thereon after the commencement of any insolvency or liquidation proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding), premium (if any), fees, indemnifications, reimbursements, expenses and other liabilities payable under the documentation governing any Indebtedness.
“Officer” means, with respect to any Person, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Chief Accounting Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Assistant Secretary or any Vice President of such Person (or, if such Person is a limited partnership, the Chairman of the Board, the Chief Executive Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Chief Accounting Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Assistant Secretary or any Vice President of such Person’s general partner).
“Officer’s Certificate” means a certificate signed on behalf of ION by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of ION, that meets the requirements of the New Notes Indenture.
“Old Notes” means the 9.125% Senior Secured Second Priority Notes issued pursuant to that certain indenture dated as of April 28, 2016 (as amended, restated, amended and restated, extended, supplemented, or otherwise modified from time to time) by and among ION, as issuer, each of the guarantors party thereto, and Wilmington Savings Fund Society, FSB, as trustee.
“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee or the Collateral Agent, as applicable, that meets the requirements of the New Notes Indenture. The counsel may be an employee of or counsel to ION.

“Parity Lien” means a Lien granted by a Security Document to the Collateral Agent for the benefit of the Parity Lien Secured Parties, at any time, upon any property of ION or any other Guarantor to secure Parity Lien Obligations.
“Parity Lien Debt” means the New Notes issued on the date of the New Notes Indenture and any Additional Notes, if any, incurred under clause (3) of the definition of Permitted Indebtedness (in each case, including any related exchange notes).
“Parity Lien Documents” means, collectively, the Note Documents and the Security Documents (other than any security documents that do not secure Parity Lien Obligations).
“Parity Lien Obligations” means Parity Lien Debt and all other Obligations in respect thereof, including without limitation the fees and expenses (including attorneys’ fees and expenses) of the Trustee and Collateral Agent.
“Parity Lien Representative” means the Trustee.
“Parity Lien Secured Party” means the holders of the New Notes, the Trustee and the Collateral Agent. “Participants” has the meaning set forth in the second paragraph under the caption “Depository Procedures.”
“Permitted Acquisition Indebtedness” means Indebtedness or Disqualified Stock of ION or any of its Restricted Subsidiaries to the extent such Indebtedness or Disqualified Stock was Indebtedness or Disqualified Stock of any other Person existing at the time (a) such Person became a Restricted Subsidiary of ION or (b) such Person was merged or consolidated with or into ION or any of its Restricted Subsidiaries or (c) assets of such Person were acquired by ION or any of its Restricted Subsidiaries and such Indebtedness was assumed in connection therewith (excluding any such Indebtedness that is repaid contemporaneously with such event); provided that on the date such Person became a Restricted Subsidiary of ION or the date such Person was merged or consolidated with or into ION or any of its Restricted Subsidiaries or on the date of such asset acquisition, as applicable, either:
(1)   immediately after giving effect to such transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, ION or such Restricted Subsidiary, as applicable, would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock,” or
(2)   immediately after giving effect to such transaction on a pro forma basis as if the same had occurred at the beginning of the applicable four-quarter period, the Fixed Charge Coverage Ratio of ION would be equal to or greater than the Fixed Charge Coverage Ratio of ION immediately prior to such transaction.
“Permitted Business” means any business that is the same as, or reasonably related, ancillary or complementary to, any of the businesses in which ION and its Restricted Subsidiaries are engaged on the date of the New Notes Indenture.
“Permitted Debt” has the meaning set forth in the second paragraph of the covenant described above under the caption “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock.”
“Permitted Investments” means:
(1)   any Investment in ION or in a Restricted Subsidiary of ION;
(2)   any Investment in Cash Equivalents;
(3)   any Investment by ION or any Restricted Subsidiary of ION in a Person, if as a result of such Investment:
(a)   such Person becomes a Restricted Subsidiary of ION; or
(b)   such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, ION or a Restricted Subsidiary of ION;

(4)   any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “Repurchase at the Option of Holders — Asset Sales;”
(5)   an acquisition of assets or Capital Stock in any Person solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of ION;
(6)   any Investments received in compromise or resolution of (a) obligations of trade creditors or customers that were incurred in the ordinary course of business of ION or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer or (b) litigation, arbitration or other disputes;
(7)   Investments represented by Hedging Obligations;
(8)   loans or advances to employees made in the ordinary course of business of ION or any Restricted Subsidiary of ION in an aggregate principal amount not to exceed $1.0 million at any one time outstanding;
(9)   Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by ION or any of its Restricted Subsidiaries;
(10)   any guarantee of Indebtedness permitted to be incurred by the covenant entitled “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” other than a guarantee of Indebtedness of an Affiliate of ION that is not a Restricted Subsidiary of ION;
(11)   any Investment existing on, or made pursuant to binding commitments existing on, the date of the New Notes Indenture and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the date of the New Notes Indenture; provided that the amount of any such Investment may be increased as required by the terms of such Investment as in existence on the date of the New Notes Indenture or as otherwise permitted under the New Notes Indenture;
(12)   Investments acquired after the date of the New Notes Indenture as a result of the acquisition by ION or any Restricted Subsidiary of ION of another Person, including by way of a merger, amalgamation or consolidation with or into ION or any of its Restricted Subsidiaries, or all or substantially all of the assets of another Person, in each case, in a transaction that is not prohibited by the covenant described above under the caption “Merger, Consolidation of Sale of Assets” after the date of the New Notes Indenture to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation;
(13)   repurchase of the New Notes; and
(14)   Liens of the type described in clause (9) of the definition of Permitted Liens.
With respect to any Permitted Investment, ION may, in its sole discretion, allocate all or any portion of any Permitted Investment and later re-allocate all or any portion of any Permitted Investment to one or more of the above clauses (1) through (14) so that the entire Permitted Investment would be a Permitted Investment.
“Permitted Joint Venture” means any entity characterized as a joint venture, however structured, engaged in a Permitted Business in which ION or any Restricted Subsidiary has an ownership interest; provided that such joint venture is not a Subsidiary of ION.
“Permitted Liens” means:
(1)   Liens held by the Priority Lien Collateral Agent securing (a) Priority Lien Debt in an aggregate principal amount not exceeding the Priority Lien Cap and (b) all related Priority Lien Obligations;

(2)   Liens to secure the New Notes and the Note Guarantees issued on the date of the New Notes Indenture and any obligations owing to the Trustee or the Collateral Agent under the New Notes Indenture, the Security Documents or the Intercreditor Agreement;
(3)   Liens to secure Hedging Obligations so long as such Hedging Obligations are permitted to be incurred under the New Notes Indenture;
(4)   Liens on property of a Person existing at the time such Person becomes a Restricted Subsidiary of ION or is merged with or into or consolidated with ION or any Restricted Subsidiary of ION; provided that such Liens were in existence prior to the contemplation of such Person becoming a Restricted Subsidiary of ION or such merger or consolidation and do not extend to any assets other than those of the Person that becomes a Restricted Subsidiary of ION or is merged with or into or consolidated with ION or any Restricted Subsidiary of ION (plus improvements and accessions to such property or proceeds or distributions thereof);
(5)   Liens on property (including Capital Stock) existing at the time of acquisition of the property by ION or any Subsidiary of ION; provided that such Liens were in existence prior to such acquisition and not incurred in contemplation of, such acquisition;
(6)   Liens on cash and Cash Equivalents to secure the performance of statutory obligations, insurance, surety or appeal bonds, workers compensation obligations, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit issued to assure payment of such obligations);
(7)   Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the covenant entitled “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with or financed by such Indebtedness (plus improvements and accessions to such property or proceeds or distributions thereof);
(8)   Liens to secure Indebtedness of Foreign Subsidiaries permitted to be incurred under the New Notes Indenture, to the extent such Liens relate only to assets and properties of Foreign Subsidiaries or Equity Interests in Foreign Subsidiaries;
(9)   Liens on the Capital Stock of any Unrestricted Subsidiary or any Permitted Joint Venture granted by ION or any Restricted Subsidiary to the extent securing Non-Recourse Debt of such Unrestricted Subsidiary or Permitted Joint Venture;
(10)   Liens existing on the date of the New Notes Indenture, other than Liens securing Indebtedness and other obligations incurred pursuant to clause (1) of the second paragraph of the covenant entitled “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”;
(11)   Liens for taxes, assessments or governmental charges or claims that are not yet delinquent by more than 30 days or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;
(12)   Liens imposed by law, such as carriers’, warehousemen’s, landlord’s and mechanics’ Liens, in each case, incurred in the ordinary course of business;
(13)   survey exceptions, easements or reservations of, or rights of others for, licenses, rights- of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;
(14)   Liens created for the benefit of (or to secure) the New Notes or the Note Guarantees;
(15)   Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under the New Notes Indenture; provided, however, that:

(a)   the new Lien is limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to, such property or proceeds or distributions thereof); and
(b)   the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, defeased or discharged with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;
(16)   Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings;
(17)   filing of Uniform Commercial Code financing statements as a precautionary measure in connection with operating leases;
(18)   bankers’ Liens, rights of setoff, Liens arising out of judgments or awards not constituting an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;
(19)   Liens on cash, Cash Equivalents or other property arising in connection with the defeasance, discharge or redemption of Indebtedness;
(20)   Liens on specific items of inventory or other goods (and the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;
(21)   grants of software and other technology and intellectual property licenses in the ordinary course of business;
(22)   Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;
(23)   Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;
(24)   Liens in favor of ION or any of the Guarantors;
(25)   Liens on cash collateral or Cash Equivalents for letters of credit and/or bank guarantees permitted under clause (19) of the second paragraph of the covenant entitled “Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”, not to exceed 105% of the face amount thereof; provided that the aggregate book value of the assets encumbered by all Liens permitted by this clause (25) shall not exceed $10.0 million in the aggregate at any one time outstanding;
(26)   Liens arising under the New Notes Indenture in favor of the Trustee for its own benefit and similar Lien in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under the New Notes Indenture; provided, however, that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of such Indebtedness;
(27)   Liens to secure Additional Notes permitted to be incurred under clause (3) of the covenant described under the caption “— Certain Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock” and Note Guarantees related thereto (together with any Indebtedness incurred to extend, refinance, renew, replace, defease or refund such Indebtedness); provided such Liens shall be subject to the Intercreditor Agreement;
(28)   [Intentionally Omitted]; and
(29)   Liens to secure Parity Lien Debt or Indebtedness secured on a junior priority basis to the New Notes incurred pursuant to clause (22) of the covenant described under the caption “— Certain

Covenants — Incurrence of Indebtedness and Issuance of Preferred Stock”, provided such Liens are subject to the Intercreditor Agreement.
“Permitted Prior Liens” means:
(1)   Liens described in clause (1) of the definition of “Permitted Liens;”
(2)   Liens described in clauses (4), (5), (7), (10), (16), (18), (19), (20) and (26) of the definition of “Permitted Liens;” and
(3)   Permitted Liens that arise by operation of law and are not voluntarily granted, to the extent entitled by law to priority over the Liens created by the Priority Lien Security Documents or the Security Documents.
“Permitted Refinancing Indebtedness” means any Indebtedness of ION or any of its Restricted Subsidiaries or any Disqualified Stock of ION incurred or issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease, discharge, refund or otherwise retire for value, in whole or in part, any other Indebtedness of ION or any of its Restricted Subsidiaries (other than intercompany Indebtedness) or any Disqualified Stock of ION (the “Refinanced Indebtedness”), provided that:
(1)   the principal amount, or in the case of Disqualified Stock, the amount thereof as determined in accordance with the definition of Disqualified Stock, of such Permitted Refinancing Indebtedness does not exceed the principal amount of the Refinanced Indebtedness (plus all accrued and unpaid interest on or accrued and unpaid dividends on the Refinanced Indebtedness, as the case may be, and the amount of all fees, expenses and premiums incurred in connection therewith) (or, if such Permitted Refinancing Indebtedness refinances Indebtedness under a revolving credit facility or other agreement providing for a commitment for subsequent borrowings, with a maximum commitment not to exceed the maximum commitment under such revolving credit facility or other agreement);
(2)   such Permitted Refinancing Indebtedness has a final maturity date or redemption date, as applicable, later than or equal to the shorter of (a) 91 days following the Stated Maturity or (b) the final maturity or redemption date as applicable, of the Refinanced Indebtedness;
(3)   such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity at the time such Permitted Refinancing Indebtedness is incurred that is no shorter than the Weighted Average Life to Maturity of the portion of the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged;
(4)   if the Refinanced Indebtedness is contractually subordinated or otherwise junior in right of payment to the New Notes or the Subsidiary Guarantees, such Permitted Refinancing Indebtedness is contractually subordinated or otherwise junior in right of payment to the New Notes or the Subsidiary Guarantees on terms at least as favorable to the Holders of New Notes as those contained in the documentation governing the Refinanced Indebtedness;
(5)   such Indebtedness is incurred either by ION or by the Restricted Subsidiary of ION that was the obligor on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged and is guaranteed only by Persons who were obligors on the Indebtedness being renewed, refunded, refinanced, replaced, defeased or discharged (or by any Person that was required by the documents governing such Indebtedness to guarantee such Indebtedness); and
(6)   the proceeds of the Permitted Refinancing Indebtedness shall be used substantially concurrently with the incurrence thereof to redeem, refinance, replace, defease, discharge, refund or otherwise retire for value the Refinanced Indebtedness, unless the Refinanced Indebtedness is not then due and is not redeemable or prepayable at the option of the obligor thereof or is redeemable or prepayable only with notice, in which case such proceeds shall be held in a segregated account of the obligor of the Refinanced Indebtedness until the Refinanced Indebtedness becomes due or redeemable or prepayable or such notice period lapses and then shall be used to refinance the Refinanced Indebtedness; provided that in any event the Refinanced Indebtedness shall be redeemed, refinanced replaced, defeased, discharged, refunded or otherwise retired for value within 120 days of the incurrence of the Permitted Refinancing Indebtedness.
Notwithstanding the foregoing, (i) any Indebtedness incurred under Credit Facilities (other than the Legacy Indenture) shall be subject to the refinancing provision of the definition of Credit Facilities and not pursuant to the requirements set forth in this definition of Permitted Refinancing Indebtedness and (ii) any Senior Indebtedness may be incurred, subject to the limitations set forth in the covenant described under the caption “— Incurrence of Indebtedness and Issuance of Preferred Stock”, to redeem, refinance, replace, defease, discharge, refund or otherwise retire for value the Legacy Notes prior to the Stated Maturity of the Legacy Notes provided that such Senior Indebtedness, except in the case of Additional Notes, have a Stated Maturity date at least 90 days after the Stated Maturity date of the New Notes.
“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.
“Priority Lien” means a Lien granted by a Priority Lien Security Document to the Priority Lien Collateral Agent, at any time, upon any property of ION or any other Guarantor to secure Priority Lien Obligations.
“Priority Lien Cap” means, as of any date, the maximum aggregate principal amount of Indebtedness permitted to be incurred by clause (1) of the definition of Permitted Debt. For purposes of this definition, all letters of credit will be valued at the face amount thereof, whether or not drawn.
“Priority Lien Collateral Agent” means PNC Bank, National Association, in its capacity as Collateral Agent under the Priority Lien Security Documents, together with its successors in such capacity.
“Priority Lien Debt” means:
(1)   Indebtedness of ION under the Credit Agreement that was permitted to be incurred and secured under each applicable Secured Debt Document (or as to which the lenders under the Credit Agreement obtained an officers’ certificate at the time of incurrence to the effect that such Indebtedness was permitted to be incurred and secured by all applicable Secured Debt Documents); and
(2)   Indebtedness of ION under any other Credit Facility that is secured equally and ratably with the Credit Agreement by a Priority Lien that was permitted to be incurred and so secured under each applicable Secured Debt Document; provided, in the case of any Indebtedness referred to in this clause (2), that:
(a)   on or before the date on which such Indebtedness is incurred by ION, such Indebtedness is designated by ION, in an officers’ certificate delivered to each Priority Lien Representative, the Priority Lien Collateral Agent and the Collateral Agent, as “Priority Lien Debt” for the purposes of the Secured Debt Documents; provided that no Series of Secured Debt may be designated as both Parity Lien Debt and Priority Lien Debt;
(b)   such Indebtedness is governed by a credit agreement or other agreement that includes a Lien Sharing and Priority Confirmation; and
(c)   all requirements set forth in the Intercreditor Agreement as to the confirmation, grant or perfection of the Priority Lien Collateral Agent’s Lien to secure such Indebtedness or Obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (c) will be conclusively established if ION delivers to the Priority Lien Collateral Agent and the Collateral Agent an officers’ certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Priority Lien Debt”).
“Priority Lien Documents” means the Credit Agreement and any other Credit Facility pursuant to which any Priority Lien Debt is incurred and the Priority Lien Security Documents.
“Priority Lien Obligations” means the Priority Lien Debt and all other Obligations in respect of Priority Lien Debt, including without limitation the “Secured Obligations” as such term is defined in the Priority Lien Security Documents as of the date of the New Notes Indenture.

“Priority Lien Representative” means (1) the Credit Agreement Agent or (2) in the case of any other Series of Priority Lien Debt, the trustee, agent or representative of the holders of such Series of Priority Lien Debt who maintains the transfer register for such Series of Priority Lien Debt and is appointed as a representative of the Priority Lien Debt (for purposes related to the administration of the Priority Lien Security Documents) pursuant to the credit agreement or other agreement governing such Series of Priority Lien Debt and who has become a party to the Intercreditor Agreement by executing a joinder in the form required under the Intercreditor Agreement.
“Priority Lien Security Documents” means the Intercreditor Agreement, each Lien Sharing and Priority Confirmation, and all security documents, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by ION or any other Guarantor creating (or purporting to create) a Priority Lien upon collateral in favor of the Priority Lien Collateral Agent, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms.
“Regulation S Global Notes” has the meaning set forth in the second paragraph under the caption “Book- Entry, Delivery and Form.”
“Regulation S Notes” has the meaning set forth in the first paragraph under the caption “Book-Entry, Delivery and Form.”
“Reporting Default” means a Default described in clause (4)(B) under “Events of Default and Remedies.”
“Restricted Investment” means an Investment other than a Permitted Investment.
“Restricted Period” has the meaning set forth in the second paragraph under the caption “Book-Entry, Delivery and Form.”
“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.
“Rule 144A Global Notes” has the meaning set forth in the second paragraph under the caption “Book- Entry, Delivery and Form.”
“Rule 144A Notes” has the meaning set forth in the first paragraph under the caption “Book-Entry, Delivery and Form.”
“S&P” means Standard & Poor’s Ratings Group.
“Sale of Collateral” means any Asset Sale involving a sale or other disposition of Collateral.
“SEC” means the Securities and Exchange Commission.
“Secured Debt” means Parity Lien Debt and Priority Lien Debt.
“Secured Debt Documents” means the Parity Lien Documents and the Priority Lien Documents.
“Secured Debt Representative” means the Parity Lien Representative and each Priority Lien Representative.
“Secured Obligations” means Parity Lien Obligations and Priority Lien Obligations.
“Security Documents” means the Intercreditor Agreement, each Lien Sharing and Priority Confirmation, and all security documents, pledge agreements, collateral assignments, mortgages, deeds of trust, collateral agency agreements, control agreements or other grants or transfers for security executed and delivered by ION or any Guarantor creating (or purporting to create) a Parity Lien upon Collateral in favor of the Collateral Agent for the benefit of the Parity Lien Secured Parties, in each case, as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with its terms and the provisions described above under the caption “— Intercreditor Agreement — Amendment of Security Documents.”
“Senior Indebtedness” means the Priority Lien Debt, the Parity Lien Debt, and any other Indebtedness expressly pari passu in right of payment to the Priority Lien Debt and the Parity Lien Debt.

“Series of Priority Lien Debt” means, severally, the Indebtedness outstanding under the Credit Agreement and any other Credit Facility that constitutes Priority Lien Debt.
“Series of Secured Debt” means Parity Lien Debt and each Series of Priority Lien Debt.
“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X under the Securities Act, as such Regulation is in effect on the date of the New Notes Indenture.
“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the first date it was incurred in compliance with the terms of the New Notes Indenture, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof; provided that, in the case of debt securities that are by their terms convertible into Capital Stock (or cash or a combination of cash and Capital Stock based on the value of the Capital Stock) of ION, any obligation to offer to repurchase such debt securities on a date(s) specified in the original terms of such securities, which obligation is not subject to any condition or contingency, will be treated as a Stated Maturity date of such convertible debt securities.
“Subsidiary” means, with respect to any specified Person:
(1)   any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and
(2)   any partnership or limited liability company of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.
“Treasury Rate” means, as of any redemption date, the yield to maturity as of the earlier of (a) such redemption date or (b) the date on which such New Notes are defeased or satisfied and discharged, of the most recently issued United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to such date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to December 15, 2019; provided, however, that if the period from the redemption date to December 15, 2019, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used. Any such Treasury Rate shall be obtained by ION.
“TIA” has the meaning set forth in the second paragraph under the caption “Description of Notes.”
“Trustee” means Wilmington Savings Fund Society, FSB, in its capacity as trustee, until a successor replaces it in accordance with the applicable provision of the New Notes Indenture and thereafter means the successor serving thereunder.
“Unrestricted Subsidiary” means any Subsidiary of ION that is designated by the Board of Directors of ION as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors, but only to the extent that such Subsidiary:
(1)   has total assets, as of the date of designation as an Unrestricted Subsidiary (after giving effect to any Investments made or expected to be made in such Unrestricted Subsidiary), (i) of less than $2.5 million in book value, and (ii) together with all other Unrestricted Subsidiaries, of less than $5.0 million in book value;

(2)   has no Indebtedness other than Non-Recourse Debt;
(3)   except as permitted by the covenant described above under the caption “Certain Covenants — Transactions with Affiliates,” is not party to any agreement, contract, arrangement or understanding with ION or any Restricted Subsidiary of ION unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to ION or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of ION;
(4)   is a Person with respect to which neither ION nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and
(5)   has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of ION or any of its Restricted Subsidiaries (except (a) to the extent such guarantee or credit support would be released upon such designation and (b) for Liens of the type described in clause (9) of the definition of Permitted Liens).
All Subsidiaries of an Unrestricted Subsidiary shall also be Unrestricted Subsidiaries.
“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person entitling the holder thereof (whether at all times or only so long as no senior class of Capital Stock has voting power by reason of any contingency), that is at the time entitled to vote, to vote in the election of the Board of Directors of such Person.
“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:
(1)   the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one- twelfth) that will elapse between such date and the making of such payment; by
(2)   the then outstanding principal amount of such Indebtedness.

BOOK-ENTRY, DELIVERY AND FORM
New Notes
The New Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000 (the “Global Notes”). The Global Notes will be deposited upon issuance with the New NotesTrustee, as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.
Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for New Notes in certificated form except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Certificated Notes (as defined below). In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.
Initially, the New Notes Trustee will act as paying agent, registrar and conversion agent. The New Notes may be presented for registration of transfer and exchange at the offices of the registrar.
Depository Procedures
The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.
We expect that, pursuant to procedures established by DTC, (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary (“participants”) and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by a settlement agent and ownership of beneficial interests in the Global Notes will be limited to participants or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.
So long as DTC or its nominee is the registered owner or holder of the New Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the New Notes represented by such Global Notes for all purposes under the New Notes Indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the New Notes Indenture with respect to the New Notes.
Payments of the principal of, and premium (if any) and interest (including additional interest, if any) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the Company, the New Notes Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.
We expect that DTC or its nominee, upon receipt of any payment of principal of, and premium (if any) and interest (including additional interest, if any) on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.
Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds, and transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.
Cross-market transfers between the participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.
DTC has advised us that it will take any action permitted to be taken by a holder of Old Notes (including the presentation of Old Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Old Notes as to which such participant or participants has or have given such direction.
DTC has advised us as follows: DTC is a limited-purpose trust company organized under New York banking law, a “banking organization” within the meaning of the New York banking law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity, corporate and municipal debt issues that participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to indirect participants such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly.
Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of interests in Global Notes among participants in DTC, Clearstream and Euroclear, they are under no obligation to perform those procedures, and may discontinue or change those procedures at any time. None of ION, the Guarantors, the New Notes Trustee, the Dealer Manager or any of their respective agents will have any responsibility for the performance by DTC, Clearstream, Euroclear or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
Exchange of Global Notes for Certificated Notes
A Global Note is exchangeable for certificated New Notes in fully registered form (“Certificated Notes”) only in the following limited circumstances:
•
DTC (1) notifies us that it is unwilling or unable to continue as depositary for the applicable Global Notes or (2) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary within 90 days, or

•
there shall have occurred and be continuing an event of default with respect to the New Notes under the New Notes Indenture and DTC shall have requested the issuance of Certificated Notes, or we at any time determine not to have the New Notes represented by the Global Notes.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the New Notes will be limited to such extent.
Same-Day Settlement and Payment
The New Notes represented by the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such New Notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.
Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.
Common Stock
The Subscription Agent will effect delivery of any subscribed for shares of Common Stock through the Subscription Agent’s book-entry registration system by mailing to each subscribing holder a statement of holdings detailing the subscribing holder’s subscribed for shares of Common Stock and the method by which the subscribing holder may access its account and, if desired, trade its shares. The Subscription Agent will issue to you the shares of our Common Stock purchased by you as soon as practicable after the Expiration Time.

DESCRIPTION OF CAPITAL STOCK
We are a Delaware corporation. The total number of shares of all classes of stock that we have authority to issue is 105,000,000, consisting of 100,000,000 shares of Common Stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share. As of March 10, 2021, we had 17,960,434 shares of Common Stock (including the RDO Shares) and zero shares of preferred stock outstanding. The following describes our Common Stock, preferred stock, restated certificate of incorporation (the “Certificate of Incorporation”) and amended and restated bylaws (the “Bylaws”). This description is a summary only. We encourage you to read the complete text of our Certificate of Incorporation and Bylaws, which we have filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part.
Common Stock
Holders of our Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders. Such holders do not have the right to cumulate their votes in the election of directors. The holders of stock having a majority of the voting power of the stock entitled to vote at a stockholders meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. In all matters other than the election of directors, if a quorum is present, the affirmative vote of the majority of the votes cast by stockholders present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders. Directors are elected by a plurality of the votes of the shares of Common Stock present in person or represented by proxy. This means that director nominees receiving the highest number of “for” votes will be elected as directors. Under our Corporate Governance Guidelines, any director nominee who receives a greater number of votes “withheld” from his election than votes “for” such election shall promptly tender to our board of directors his resignation following certification of the results of the stockholder vote. Upon receipt of the resignation, the Governance Committee will consider the resignation offer and recommend to our board of directors whether to accept it. Our board of directors will act on the Governance Committee’s recommendation within 120 days following certification of the stockholder vote.
Holders of our Common Stock have no redemption or conversion rights, no preemptive or other rights to subscribe for our securities and are not entitled to the benefits of any sinking fund provisions. In the event of our liquidation, dissolution or winding-up, holders of our Common Stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all our debts and liabilities, including any preferred liquidation rights of the holders of our preferred stock, if any. Subject to the prior rights and preferences of the holders of our preferred stock, if any, holders of our Common Stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor.
Preferred Stock
Our Certificate of Incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 5,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have preferences, voting powers, qualifications and special or relative rights or privileges determined by the board of directors, subject to any limitations set forth in our Certificate of Incorporation, which preferences, powers, qualifications, rights and privileges may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights.
Series A Preferred Stock
ION will issue one (1) share of Series A Preferred Stock (the “Series A Preferred Stock”) to the Trustee to (i) provide certain rights and protections to the holders of the New Notes and (ii) allow, under certain circumstances detailed below, the holders to vote on an “as-converted” basis. The Trustee shall take direction from holders of 50.1% of the New Notes for any action requiring the consent of the holder of the Series A Preferred Stock or each act on which the holder of the Series A Preferred Stock is entitled to vote.

Following a default or event of default under the Notes Indenture, the Series A Preferred Stock shall be entitled to vote with the Common Stock of the Company as a single class and having voting power equal to the number of shares of Common Stock issuable upon the conversion of the Notes.
In addition, at all times when the common stock is entitled to vote thereon, the Series A Preferred Stock shall be entitled to vote with the Common Stock of the Company as a single class and having voting power equal to the number of shares of common stock issuable upon the conversion of the Notes for any transaction: (a) modifying, amending, supplementing or waiving any provision of the Company’s organizational documents; or (b) entering into any merger, consolidation, sale of all or substantially all of the assets of the Company, or other business combination transaction.
The holder of the Series A Preferred Stock shall have the right to appoint two (2) directors to the Board of the Company, both of whom shall be independent. The one share of Series A Preferred Stock shall (i) rank pari passu in respect of voting rights with respect to the common stock of the Company, (ii) have a liquidation preference equal to $1.00, (iii) not produce preferred dividends or ordinary dividends, (iv) not be transferable, except to a successor Trustee under the terms of the Notes Indenture, (v) not be convertible into any other class of equity of the Company and (vi) not be granted registration rights. The Series A Preferred Stock shall be governed in all respects by Delaware law.
The Series A Preferred Stock may be redeemed by the Company upon the exercise into common stock of, in the aggregate, 75% or more of the Notes that were issued on the Closing Date. The redemption price shall be $1.00.
Anti-takeover effects of provisions of our Certificate of Incorporation, our Bylaws and Delaware law
Some provisions of our Certificate of Incorporation and Bylaws contain provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.
These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
“Fair price” provision for business combinations with certain stockholders.
Our Certificate of Incorporation prohibits us from engaging in any business combination with a stockholder who beneficially owns 10% or more of our outstanding Common Stock (an “interested stockholder”) unless, subject to certain exceptions, such business combination is approved by the affirmative vote of the holders of not less than 75% of our outstanding Common Stock, including the affirmative vote of the holders of not less than 66 2/3% of our outstanding Common Stock not owned, directly or indirectly, by the interested stockholder.
Classified Board
Our board of directors is divided into three classes. Members of each class are elected for staggered three-year terms and serve until their respective successors are duly elected and qualified, unless the director dies, resigns, retires, is disqualified or is removed.
Number of Directors
Our Bylaws provide that the number of directors may be changed only by a resolution of the board. Any amendment to the Bylaws with respect thereto adopted by the stockholders would require the affirmative vote of holders of at least 75% of our outstanding Common Stock.

Vacancies in the Board
Our Bylaws provide that vacancies in the board, including newly created directorships, are to be filled by a majority vote of the directors then in office, except as otherwise may be provided for by law.
Stockholder Meetings
Our Bylaws provide that a special meeting of stockholders may be called only by our board or by a committee of our board.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors.
Stockholder Action by Written Consent
Our Certificate of Incorporation provides that no action that is required or permitted to be taken by our stockholders may be effected by written consent of stockholders in lieu of a meeting of stockholders. This provision, which may not be amended except by the affirmative vote of holders of at least 75% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, makes it difficult for stockholders to initiate or effect an action by written consent that is opposed by our board of directors.
Amendments of the Certificate of Incorporation and Bylaws
Our stockholders may adopt, amend or repeal certain provisions of our Certificate of Incorporation and any provision of our Bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of at least 75% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.
These provisions of our Certificate of Incorporation and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Delaware Anti-Takeover Law
We are incorporated in Delaware and are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an “interested stockholder” (defined generally as a person owning 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” with a Delaware corporation for three years following the date such person became an interested stockholder, unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder’s becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of the stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is Computershare Investor Service.

Market Information
Our Common Stock is listed on the NYSE under the symbol “IO.”

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS
The principal terms of our other material indebtedness are described below.
Credit Agreement
On August 16, 2018, the Company and its material U.S. subsidiaries — GX Technology Corporation, ION Exploration Products (U.S.A.) Inc. and I/O Marine Systems, Inc. (the “Material U.S. Subsidiaries”) — along with GX Geoscience Corporation, S. de R.L. de C.V., a limited liability company (Sociedad de Responsabilidad Limitada de Capital Variable) organized under the laws of Mexico, and a subsidiary of the Company (the “Mexican Subsidiary”) (the Material U.S. Subsidiaries and the Mexican Subsidiary are collectively, the “Subsidiary Borrowers,” together with ION Geophysical Corporation are the “Borrowers”) — the financial institutions party thereto, as lenders, and PNC, as agent for the lenders, entered into that certain Third Amendment and Joinder to Revolving Credit and Security Agreement (the “Third Amendment”), amending the Revolving Credit and Security Agreement, dated as of August 22, 2014 (as previously amended by the First Amendment to Revolving Credit and Security Agreement, dated as of August 4, 2015 and the Second Amendment to Revolving Credit and Security Agreement, dated as of April 28, 2016, the “Credit Agreement”). The Credit Agreement, as amended by the First Amendment, the Second Amendment and the Third Amendment is herein called the “Credit Facility.” The Credit Facility is available to provide for the Borrowers’ general corporate needs, including working capital requirements, capital expenditures, surety deposits and acquisition financing.
The Credit Facility matures on August 16, 2023 and is subject to the Company’s retirement or extension of the maturity date of ION Geophysical Corporation’s Old Notes. If by September 15, 2021 the Company has not (1) repaid the Old Notes, (2) extended the maturity of the Old Notes to a date not earlier than October 31, 2023, or (3) submitted a written proposal to PNC summarizing its plan to either repay or extend the maturity of the Old Notes that has been approved by PNC, then the Credit Facility shall immediately become due and payable on such date. If the written proposal is submitted and approved by PNC by September 15, 2021, but the Company is unable to execute the approved proposal on or before October 31, 2021, the Credit Facility shall immediately become due and payable on such date.
The maximum interest rate is 3.00% per annum for domestic rate loans and 4.00% per annum for LIBOR rate loans with a minimum interest rate of 2.00% for domestic rate loans and 3.00% for LIBOR rate loans based on a leverage ratio for the preceding four-quarter period. The terms include a minimum excess borrowing availability threshold (excess borrowing availability less than $6.25 million for five consecutive days or $5.0 million on any given day), which (if the Borrowers have minimum excess borrowing availability below any such threshold) triggers the agent’s right to exercise dominion over cash and deposit accounts.
The maximum amount available under the Credit Facility is the lesser of $50.0 million or a monthly borrowing base. The borrowing base under the Credit Facility will increase or decrease monthly using a formula based on certain eligible receivables, eligible inventory and other amounts, including a percentage of the net orderly liquidation value of the Borrowers’ multi-client library (not to exceed $28.5 million for the multi-client data library component). The borrowing base calculation includes the eligible billed receivables of the Mexican Subsidiary up to a maximum of $5.0 million. At December 31, 2020, there was $22.5 million outstanding indebtedness under the Credit Facility and the undrawn remaining borrowing base capacity was $7.4 million.
The obligations of Borrowers under the Credit Facility are secured by a first-priority security interest in 100% of the stock of the Subsidiary Borrowers and 65% of the equity interest in ION International Holdings L.P., and by substantially all other assets of the Borrowers. However, the first-priority security interest in the other assets of the Mexican Subsidiary is capped to a maximum exposure of $5.0 million.
The Credit Facility contains covenants that, among other things, limit or prohibit the Borrowers, subject to certain exceptions and qualifications, from incurring additional indebtedness in excess of permitted indebtedness (including finance lease obligations), repurchasing equity, paying dividends or distributions, granting or incurring additional liens on the Borrowers’ properties, pledging shares of the Borrowers’ subsidiaries, entering into certain merger transactions, entering into transactions with the

Company’s affiliates, making certain sales or other dispositions of the Borrowers’ assets, making certain investments, acquiring other businesses and entering into sale-leaseback transactions with respect to the Borrowers’ property. The Credit Facility contains customary event of default provisions (including a “change of control” event affecting ION Geophysical Corporation).
The Credit Facility requires that the Borrowers maintain a minimum fixed charge coverage ratio of 1.1 to 1.0 as of the end of each fiscal quarter during the existence of a covenant testing trigger event. The fixed charge coverage ratio is defined as the ratio of (i) ION Geophysical Corporation’s earnings before interest, taxes, depreciation and amortization, minus unfunded capital expenditures made during the relevant period, minus distributions (including tax distributions) and dividends made during the relevant period, minus cash taxes paid during the relevant period, to (ii) certain debt payments made during the relevant period. A covenant testing trigger event occurs upon (a) the occurrence and continuance of an event of default under the Credit Facility or (b) by a two-step process based on (i) a minimum excess borrowing availability threshold (excess borrowing availability less than $6.25 million for five consecutive days or $5.0 million on any given day), and (ii) the Borrowers’ unencumbered cash maintained in a PNC deposit account is less than the Borrowers’ then outstanding obligations.
As of December 31, 2020, the Company was in compliance with all of the covenants under the Credit Facility.
In connection with the closing of the Restructuring Transactions, we will enter into an amendment to the Credit Agreement with PNC, which shall, among other things:
•
Allow for the issuance and existence of the New Notes, subject to an Intercreditor Agreement reasonably satisfactory to PNC;

•
Allow for a cash payment to the holders of Old Notes in an aggregate amount not to exceed $20 million (plus accrued and unpaid interest thereon) (as partial consideration for the exchange of the Old Notes for the New Notes); provided that payment to be made through cash on-hand or cash proceeds generated from the rights offering but not with the proceeds of Revolving Advances (as defined in the Credit Agreement);

•
Allow for repurchase or redemption of the New Notes with the proceeds of the Rights Offering;

•
Allow for additional repurchases or redemption of New Notes subject to Excess Availability (as defined in the Credit Agreement) of at least $20,000,000;

•
Allow for payments of interest on the New Notes;

•
Allow the INOVA Transaction without requiring a prepayment under the Credit Agreement;

•
Waive any “Change of Control” Event of Default (as defined in the Credit Agreement) that would otherwise occur under the Credit Agreement as a result of the issuance of Common Stock and/or New Notes in connection with the Rights Offering and Exchange Offer;

•
Waive any “Going Concern” Event of Default (as defined in the Credit Agreement) that would otherwise occur under the Credit Agreement as a result of the filing of the Company’s 2020 Form 10-K in February 2021;

•
Allow for the issuance and existence of a new series of Preferred Stock, issued to the New Notes Trustee, which Preferred Stock provides the holders of New Notes limited voting rights, pre-conversion, on an as if converted basis with the holders of Common Stock and the right to appoint two independent directors;

•
Amend the definition of “Change of Control” in the Credit Agreement to alleviate any Event of Default (as defined in the Credit Agreement) that would otherwise occur under the Credit Agreement by virtue of the conversion of the New Notes into equity; and

•
Permit the existence of any “stub” portion of the existing Second Lien Notes in an amount not to exceed $6,050,000 and amend the definition of the “Term” (as defined in the Credit Agreement) to no longer spring to September 15, 2021 so long as the Company has sufficient cash on hand on such date to pay/extinguish any remaining stub portion of the existing Second Lien Notes in full without using proceeds of Revolving Advances.

Old Notes
At December 31, 2020, our Old Notes had an outstanding principal amount of $120.6 million and are senior secured second-priority obligations guaranteed by our material U.S. Subsidiaries and our Mexican Subsidiary (collectively, the “Guarantors’’). Interest on the Old Notes is payable semiannually in arrears on June 15 and December 15 of each year during their term, except that the interest payment otherwise payable on June 15, 2021 will be payable on December 15, 2021.
The indenture dated April 28, 2016 governing the Old Notes contains certain covenants that, among other things, limits or prohibits our ability and the ability of our restricted subsidiaries to take certain actions or permit certain conditions to exist during the term of the Old Notes, including among other things, incurring additional indebtedness in excess of permitted indebtedness, creating liens, paying dividends and making other distributions in respect of our capital stock, redeeming our capital stock, making investments or certain other restricted payments, selling certain kinds of assets, entering into transactions with affiliates, and effecting mergers or consolidations. These and other restrictive covenants contained in the Old Notes indenture are subject to certain exceptions and qualifications.
On or after December 15, 2019, we may on one or more occasions redeem all or a part of the Old Notes at the redemption prices set forth below, plus accrued and unpaid interest and special interest, if any, on the Old Notes redeemed during the twelve-month period beginning on December 15th of the years indicated below:
Date	Percentage
2020	103.50%
2021	100.00%

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
General
The following discussion is a general summary of material U.S. federal income tax considerations relevant to the holders of Old Notes of exchanging Old Notes for New Notes pursuant to the Exchange Offer, the Consent Solicitation, owning and disposing (including upon a conversion into Conversion Stock, as defined below) of any New Notes received in the Exchange Offer, and owning and disposing of Common Stock into which such New Notes are convertible (“Conversion Stock”). The following discussion does not purport to be a complete analysis of all the potential tax considerations relating to the transactions described herein. This summary is based upon provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, published administrative rulings of the U.S. Internal Revenue Service (the “IRS”), judicial authority, and all other applicable authority, all as in effect as of the date hereof, any of which may subsequently be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. Except as otherwise noted, this summary deals only with Old Notes, New Notes and Conversion Stock held as a “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and assumes that the New Notes will be treated as debt for U.S. federal income tax purposes. This discussion does not address tax consequences relevant to holders who acquire shares of our Common Stock other than as a result of a conversion of New Notes. This discussion does not address state, local, estate, gift or non-U.S. or non-income tax consequences or any income tax treaty. In addition, this summary does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as:
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banks, and other thrifts, real estate investment trusts, regulated investment companies, insurance companies, or other financial institutions;

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persons subject to the alternative minimum tax;

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dealers in securities or currencies;

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traders in securities, commodities or currencies, brokers and investors that elect to use a mark-to-market method of accounting for their securities holdings;

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certain former citizens or long-term residents of the United States;

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controlled foreign corporations;

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passive foreign investment companies;

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corporations that accumulate earnings to avoid U.S. federal income tax;

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investors in pass-through entities that are subject to special treatment, retirement plans and other tax-deferred accounts, tax-exempt organizations, S corporations, partnerships or other pass-through entities for U.S. federal income tax purposes or investors in such entities;

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U.S. persons who hold Old Notes, New Notes or Conversion Stock through a bank, financial institution or other entity, or a branch or office thereof, that is located, organized or resident outside the United States;

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U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

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persons who hold the Old Notes, New Notes or Conversion Stock as a position in a hedging transaction, “straddle,” “conversion transaction” or any other risk reduction strategy;

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holders subject to special tax accounting rules as a result of any item of gross income being taken into account in an applicable financial statement, former citizens or residents of the United States subject to Section 877 of the Code, and taxpayers subject to the alternative minimum tax; or

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persons deemed to sell the New Notes or Conversion Stock under the constructive sale provisions of the Code.

No rulings have been sought or are expected to be sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS will not take contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.
WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO YOU OF THE EXCHANGE OFFER, CONSENT SOLICITATION, AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES AND CONVERSION STOCK IN LIGHT OF YOUR OWN PARTICULAR CIRCUMSTANCES. INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.
For purposes of the following discussion, a “U.S. Holder” means a beneficial owner of the Old Notes, New Notes or Conversion Stock that for U.S. federal income tax purposes is (a) an individual citizen or resident (as defined in Section 7701(b) of the Code) of the United States, (b) a corporation or any other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States or any political subdivision thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (d) in general, a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person. A “Non-U.S. Holder” is any beneficial owner of the Old Notes, New Notes or Conversion Stock (other than a partnership or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.
If a partnership (including for this purpose any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the Old Notes, New Notes or Conversion Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the Old Notes, New Notes or Conversion Stock that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of the Exchange Offer and owning and disposing of New Notes or Conversion Stock.
Tax Consequences to Non-Exchanging Holders
The U.S. federal income tax consequences to a holder of the adoption of the Proposed Amendments will depend upon whether such adoption results in a “significant modification” of the Old Notes, and thus a deemed exchange of the Old Notes for “new” notes for U.S. federal income tax purposes. Under applicable U.S. Treasury regulations, the modification of a debt instrument generally is a significant modification if, based on the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered are “economically significant.” A modification of a debt instrument will not result in a deemed exchange unless such modification is a significant modification. The applicable U.S. Treasury regulations provide that a modification of a debt instrument that adds, deletes or alters “customary accounting or financial covenants” is not a significant modification, but do not define “customary accounting or financial covenants.”
Although the issue is not free from doubt, the Company intends to take the position that the Proposed Amendments, taken together, are not “economically significant” and, consequently, the adoption of the Proposed Amendments will not cause a significant modification to the terms of the Old Notes for U.S. federal income tax purposes and thus will not cause a deemed exchange of the Old Notes. In particular, this position is based on, among other factors, the Company’s assessment that certain of the Proposed Amendments should be treated as a modification of a customary accounting or financial covenant under the applicable U.S. Treasury regulations. Assuming that the adoption of the Proposed Amendments does not cause a deemed exchange, then (i) a holder would not recognize any gain or loss, for U.S. federal income tax purposes, as a result of such adoption, regardless of whether the holder is a consenting holder, and (ii) a holder would have the same adjusted tax basis, accrued market discount (if any), and holding period with respect to its Old Notes that such holder had immediately before the adoption of the Proposed Amendments.
Although, as discussed above, the Company intends to take the position that the adoption of the Proposed Amendments will not cause a deemed exchange of the Old Notes, there can be no assurance that the IRS or a court would agree with such conclusion. If there were to be a deemed exchange, the U.S. federal income tax consequences are complex, and could include recognition of taxable gain or loss to holders. You should consult your tax advisors as to the specific U.S. federal, state, local, and non-U.S. tax consequences of a deemed exchange upon the adoption of the Proposed Amendments.
U.S. Holders
Tax Consequences to Exchanging U.S. Holders
Exchange of Old Notes for New Notes
The Company intends to treat an exchange of Old Notes for New Notes pursuant to the Exchange Offer as a disposition of such Old Notes for U.S. federal income tax purposes. A U.S. Holder that participates in the Exchange Offer will recognize gain or loss on the Exchange Offer except to the extent it is treated as a “recapitalization” for U.S. federal income tax purposes. The Exchange Offer will be treated as a recapitalization if the Old Notes and the New Notes are each treated as “securities” under the relevant provisions of the Code. However, neither the Code nor the U.S. Treasury regulations defines the term “security.” Whether the Old Notes or the New Notes qualify as “securities” depends on the terms and conditions of, and other facts and circumstances relating to, the Old Notes and the New Notes, and upon the application of principles enumerated in numerous judicial decisions. Most authorities have held that the term to maturity of a debt instrument is one of the most significant factors in determining whether it is a “security” for these purposes. In this regard, debt instruments with a term of ten years or more generally have qualified as securities, whereas debt instruments with a term of less than five years generally have not qualified as securities. Although the matter is not free from doubt because of the absence of authority that is directly on point, given that the term to maturity and the New Notes is less than five years and based on the other terms of the New Notes, it is possible that the Exchange Offer qualifies as a recapitalization for U.S. federal income tax purposes only to the extent of Common Stock received.
Subject to the discussion below under “— Market Discount” below, and assuming that the Exchange Offer is treated as a “recapitalization,” a participating U.S. Holder generally would recognize gain (but not loss) in an amount equal to the lesser of the Holder’s gain and the amount of any cash received and the issue price (determined as described below under “Ownership and Disposition of the New Notes and Conversion Stock — Issue Price”) of New Notes in the Exchange Offer (other than any cash received in respect of accrued interest on the Old Notes, which will be taxed as ordinary interest income to the extent not previously included in income). A U.S. Holder will have an aggregate tax basis in the New Notes received equal to such holder’s adjusted tax basis in the Old Notes exchanged therefor, minus the amount of any cash received at the issue price, and a holding period in the New Notes will begin at the closing.
However, if the Exchange Offer fails to qualify as a recapitalization, a U.S. Holder would generally recognize gain or loss equal to the difference, if any, between the amount realized on the Exchange Offer and the U.S. Holder’s adjusted tax basis in the Old Notes. The amount realized would be equal to the issue price (determined as described below under “Ownership and Disposition of the New Notes and Conversion Stock — Issue Price”) of the New Notes received plus any cash received (other than any cash received in respect of accrued interest on the Old Notes, which will be taxed as ordinary interest income to the extent not previously included in income). A U.S. Holder’s holding period for the New Notes received in the Exchange Offer would commence on the date immediately following the date of the Exchange Offer, and the U.S. Holder’s initial tax basis in the New Notes received would be the issue price of the New Notes (determined as described below under “Ownership and Disposition of the New Notes and Conversion Stock — Issue Price”).
Except to the extent of any accrued market discount on an Old Note (which would be taxable as ordinary income), any gain or loss recognized in a recapitalization or a fully taxable exchange would be capital gain or loss, and would be long term capital gain or loss if at the time of the Exchange Offer the U.S. Holder has a holding period in such Old Note of more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations under the Code.
Market Discount.
If a U.S. Holder’s tax basis in an Old Note was less than its adjusted issue price by more than a de minimis amount at purchase, it holds such Old Note with “market discount.” In such case, if the U.S.

Holder exchanges the Old Note for common stock in a “recapitalization” as described above, the consequences to the U.S. Holder are uncertain and will depend on, among other things, such U.S. Holder’s basis in the Old Notes exchanged therefor U.S. Holders that acquired their Old Notes other than at original issuance should consult their tax advisors regarding the application of the market discount rules as a result of the Exchange Offer to their particular circumstances.
Treatment of the Early Participation Payment
Although it is not free from doubt, we intend to treat any Early Participation Payment received by an exchanging holder as part of the consideration received in the Exchange Offer and not as a separate fee, and the remainder of this discussion assumes that such treatment is correct. If this position were challenged, a U.S. Holder may be treated as receiving a separate fee taxable as ordinary income and a Non-U.S. Holder may be subject to a 30% U.S. federal withholding tax in respect of the Consent Payment and Early Participation Payment. You are urged to consult your tax advisors with respect to the U.S. federal income tax treatment of the Early Participation Payment.
Ownership and Disposition of the New Notes and Conversion Stock
Contingent Payments.    There are circumstances in which we might be required or choose to make payments on the New Notes that would increase the yield of or change the timing of payments under such New Notes, for instance, as described under “Description of the New Notes — Optional Redemption”, and “Description of the New Notes — Conversion Rights.” We intend to take the position that the possibility of such payments does not result in the New Notes being treated as contingent payment debt instruments under the applicable U.S. Treasury regulations. Our position is based on our determination that, as of the date of the issuance of the New Notes, the possibility that we might be required or choose to make payments on the New Notes that would increase the yield of or change the timing of payments is a remote or incidental contingency within the meaning of applicable U.S. Treasury regulations.
Our position that the New Notes are not contingent payment debt instruments is binding on a U.S. Holder unless such U.S. Holder explicitly discloses to the IRS on its tax return that it is taking a different position. Our position is not binding on the IRS. If the IRS takes a contrary position, a U.S. Holder of New Notes may be required to accrue interest income based upon a “comparable yield” (as defined in the U.S. Treasury regulations) determined at the time of issuance of the New Notes, which may be at a rate in excess of the stated interest with adjustments to such accruals when any contingent payments are made that differ from the payments based on the comparable yield. In addition, all or a portion of the income or gain on the sale, exchange, retirement or other taxable disposition of the New Notes (including a conversion into Conversion Stock) generally would be treated as ordinary income rather than as capital gain. You should consult your tax advisor regarding the tax consequences if the New Notes were treated as contingent payment debt instruments. The remainder of this discussion assumes that the New Notes are not treated as contingent payment debt instruments.
Issue Price.    The issue price of the New Notes issued in this Exchange Offer will depend on whether the New Notes or the Old Notes are “traded on an established securities market.” Subject to certain exceptions, a debt instrument generally will be treated as traded on an established market if at any time during the 31-day period ending 15 days after the issue date, (1) there is a sales price for the debt instrument, (2) there are one or more firm quotes for the debt instrument or (3) there are one or more indicative quotes for the debt instrument. From the information currently available, we believe and the remainder of this discussion assumes that the Old Notes are, and the New Notes will be, considered traded on an established securities market under the rules discussed above. However, we cannot predict with certainty whether the New Notes will be traded on an established securities market. If the New Notes issued in this Exchange Offer are not, but the Old Notes are, traded on an established securities market, then the issue price of such New Notes would equal the trading price of the Old Notes at the time of the consummation of the Exchange Offer less any cash consideration paid in the Exchange Offer. If the New Notes issued in this Exchange Offer are traded on an established securities market, then the issue price of such New Notes would equal the trading price of the New Notes at the time of consummation of the Exchange Offer.
Original Issue Discount.    The New Notes will be treated as issued with “original issue discount” (“OID”) if the stated redemption price at maturity of the New Notes exceeds its issue price by more than the statutorily defined “de minimis amount”. The “stated redemption price at maturity” of a New Note is the total of all payments provided by the New Note that are not payments of “qualified stated interest.” Generally, an interest payment on a debt instrument is “qualified stated interest” if it is one of a series of stated interest payments on such debt instrument that are unconditionally payable at least annually at a single fixed rate applied to the outstanding principal amount of the debt instrument. A U.S. Holder (regardless of such U.S. Holder’s regular method of accounting) generally will be required to include in gross income (as ordinary income) any OID as it accrues on a constant yield to maturity basis, before the U.S. Holder’s receipt of cash payments attributable to this income. The amount of OID includible in gross income for a taxable year will be the sum of the daily portions of OID with respect to the New Notes for each day during that taxable year on which the U.S. Holder holds the New Notes. The daily portion of OID is determined by allocating to each day of an accrual period (generally, the period between interest payments or compounding dates) a pro rata portion of the OID allocable to such accrual period. The amount of OID that will accrue during an accrual period is the product of the “adjusted issue price” of a New Note at the beginning of the accrual period multiplied by the “yield to maturity” of the New Note less the amount of any qualified stated interest allocable to such accrual period. The “adjusted issue price” of a New Note at the beginning of an accrual period will equal its issue price, increased by the aggregate amount of OID that has accrued on the New Note in all prior accrual periods, and decreased by any payments made during all prior accrual periods of amounts included in the stated redemption price at maturity of the New Note. The amount of OID allocable to the final accrual period is the difference between the stated principal amount of the New Notes and the adjusted issue price of the New Notes at the beginning of the final accrual period. The “yield to maturity” is the discount rate that, when applied to all payments under the New Notes as of its issue date, results in a present value equal to the issue price of the New Notes.
Under these rules, a U.S. Holder of the New Notes generally will be required to include in income increasingly greater amounts of OID in successive accrual periods. A U.S. Holder may irrevocably elect, subject to certain limitations, to treat all interest on the New Notes as OID and calculate the amount includible in gross income under the method described above. The election is to be made for the taxable year in which the U.S. Holder acquired the New Notes and may not be revoked without the consent of the IRS.
The rules regarding OID are complex. Accordingly, you should consult your own tax advisors regarding the application of the OID rules and the election described above.
Stated Interest on the New Notes.    Stated interest on the New Notes, if any, will generally be taxable to a U.S. Holder as ordinary income at the time such interest is received or accrued in accordance with such U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.
Treatment of Additional New Notes.    Under the terms of the New Notes, a portion of the interest on such New Notes may be paid by increasing the principal amount of the outstanding New Notes or by issuing additional New Notes. Any additional New Note issued in respect of an interest payment on a New Note likely will be aggregated with and treated as part of the New Note with respect to which it was issued. Thus, the initial adjusted issue price of an additional New Note issued in respect of a New Note likely will be determined by allocating the adjusted issue price, at the time of distribution, of the underlying New Note between the additional New Note and the underlying New Note in proportion to their respective principal amounts. A portion of the basis of such New Note will be allocated to such additional New Note and OID on such additional New Note will accrue in the same manner as described above in the case of such New Note. The holding period for any additional New Note with respect to an original New Note likely will be identical to the holding period for the original New Note.
Market Discount.    If a U.S. Holder is treated as owning a New Note with “market discount” (see “Exchange of Old Notes for New Notes — Market Discount”), the U.S. Holder generally will be required to treat any gain on the sale or other taxable disposition of a New Note as ordinary income to the extent of the market discount accrued on the New Note at the time of the payment or disposition (including any unrecognized accrued market discount carrying over from the Old Notes) unless the U.S. Holder has previously elected to include the market discount in income as it accrues. If a U.S. Holder disposes of a New Note with respect to which there is market discount in one of certain nontaxable transactions, accrued market discount will be includible as ordinary income as if the U.S. Holder had sold the New Note in a taxable transaction at its then fair market value. In addition, a U.S. Holder may be required to defer, until the maturity of the New Note or its earlier disposition (including in one of certain nontaxable transactions), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry the New Note.
Acquisition Premium.    If a U.S. Holder’s adjusted tax basis in a New Note received in the Exchange Offer is greater than the adjusted issue price of the New Note but less than or equal to the stated redemption price at maturity of the New Note, such Holder will be considered to have acquired the New Note at an acquisition premium. Under the acquisition premium rules, the amount of any OID that such Holder must include in gross income with respect to such New Note for any taxable year will be reduced by the portion of acquisition premium properly allocable to that taxable year.
Amortizable Bond Premium.    If a U.S. Holder’s tax basis in a New Note received in the Exchange Offer exceeds the stated redemption price at maturity of the New Note, the U.S. Holder will be considered to have acquired the New Note with amortizable bond premium, in an amount equal to such excess. A U.S. Holder may elect to amortize this bond premium, using a constant-yield method, over the remaining term of the New Note; provided that, because the Company has the right to call the New Notes at a premium, a holder’s amortization deduction may be deferred and/or limited. A U.S. Holder generally may use the amortizable bond premium allocable to an accrual period to offset stated interest otherwise required to be included in income with respect to the New Note in that accrual period. In addition, a U.S. Holder will not be required to include any OID in income with respect to the New Note. An election to amortize bond premium applies to all taxable debt obligations then owned or thereafter acquired and may be revoked only with the consent of the IRS.
Sale, Exchange, Retirement or Other Taxable Disposition of New Notes.    Upon the sale, exchange, retirement or other taxable disposition of a New Note, a U.S. Holder will recognize taxable gain or loss equal to the difference, if any, between the amount realized on the sale, exchange, retirement or other taxable disposition and the U.S. Holder’s adjusted tax basis in the New Note. For these purposes, the amount realized does not include any amount attributable to accrued stated interest, which is treated as described above. A U.S. Holder’s adjusted tax basis in a New Note will equal the holder’s initial tax basis in the New Note, increased by the amounts of any market discount and OID that the U.S. Holder previously included in income with respect to the New Note and reduced by any amortizable bond premium previously amortized. Except to the extent any gain recognized is treated as ordinary income under the market discount rules, gain or loss recognized on the sale, exchange, retirement or other taxable disposition of a New Note will generally be capital gain or loss and will be long term capital gain or loss if at the time of sale, exchange, retirement or other taxable disposition the U.S. Holder’s holding period for the New Note is more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations under the Code.
Conversion of Applicable Percentage of New Notes Solely into Conversion Stock.   A U.S. Holder may be entitled to receive Conversion Stock (plus cash in lieu of any fractional share of Conversion Stock) in exchange for a U.S. Holder’s New Notes in connection with a mandatory conversion. A U.S. Holder who receives only Conversion Stock upon the conversion of such Holder’s Applicable Percentage of New Notes, as described under “Description of the New Notes — Conversion Rights,” will be treated as engaging in a taxable exchange and generally will recognize any gain or loss, to the extent of (i) the fair market value of the common stock and cash received in lieu of a fractional share of Conversion Stock and (ii) with respect to accrued interest, which likely will be taxable as interest income, as discussed above, to the extent not previously included in income by the U.S. Holder. A U.S. Holder’s tax basis in the Conversion Stock received upon such a conversion of New Notes will equal such fair market value (excluding the portion of the tax basis that is allocable to a fractional share). A U.S. Holder’s holding period for Conversion Stock will include the U.S. Holder’s holding period for the New Notes that were converted.
The amount of gain or loss recognized will be equal to the difference between such fair market value of common stock and the amount of cash the U.S. Holder receives in respect of the fractional share and the U.S. Holder’s tax basis in the New Notes. Any gain recognized on conversion generally will be capital gain and will be long-term capital gain if, at the time of the conversion, the U.S. Holder’s holding period in the New Notes was more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations under the Code.

Conversion of New Notes into a Combination of Cash and Conversion Stock.    Under certain circumstances, a U.S. Holder may be entitled to receive a combination of cash and Conversion Stock in exchange for a U.S. Holder’s New Notes, including in connection with an optional conversion upon a redemption or a mandatory conversion that occurs during the period from the close of business on the record date for any interest payment to before the open of business on the immediately following interest payment date, as described under “Description of the New Notes — Conversion Rights.” If a combination of cash and Conversion Stock is received in exchange for a U.S. Holder’s New Notes upon conversion, the U.S. federal income tax treatment of a U.S. Holder is uncertain. U.S. Holders should consult their own tax advisors regarding the consequences of such a conversion.
Gain or loss will be realized in an amount equal to the excess of the fair market value of the Conversion Stock and cash received (other than amounts attributable to accrued interest, which likely will be taxable as interest income, as discussed above, to the extent not previously included in income by the U.S. Holder) over the U.S. Holder’s adjusted tax basis in the New Note.
Any gain recognized on conversion generally will be capital gain and will be long-term capital gain if at the time of the conversion, the New Note has been held for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
The tax basis in the Conversion Stock received upon a conversion will equal its fair market value. A U.S. Holder’s holding period for the Conversion Stock will include the period during which the U.S. Holder held the New Notes that were converted.
In connection with an optional conversion, a U.S. Holder will receive New Notes (with the same terms as the New Notes) equal in principal amount to any New Notes tendered in connection with such optional conversion but that were not called for redemption. For U.S. federal income tax purposes, we intend to take the position that a U.S. Holder will not be treated as exchanging its New Notes so tendered, but will instead be treated as continuing to hold its New Notes.
Constructive Distributions.    The conversion rate of the New Notes may be adjusted in certain circumstances. Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing a U.S. Holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution. Certain adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that have the effect of preventing the dilution of the interest of the U.S. Holders of the New Notes, however, will generally not be considered to result in a deemed distribution. Certain of the possible conversion rate adjustments provided in the New Notes (including, without limitation, upon the payments of cash dividends to holders of Common Stock) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a U.S. Holder may be deemed to have received a distribution even though it has not received any cash or property as a result of such adjustments. Any deemed distribution will be taxable as a dividend, return of capital, or capital gain in accordance with the description below under “— Distributions on Conversion Stock.”
In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that increases a U.S. Holder’s proportionate interest could be treated as a deemed distribution. It is not entirely clear whether a constructive dividend deemed paid would be eligible for the preferential rates of U.S. federal income tax applicable to certain dividends paid to non-corporate beneficial owners. It is also not clear whether corporate beneficial owners would be entitled to claim the dividends received deduction with respect to any such constructive dividends.
U.S. Treasury regulations addressing the amount and timing of deemed distributions and certain obligations of withholding agents and filing and notice obligations of issuers with respect to deemed distributions generally provide that: (i) the amount of a deemed distribution is the excess of the fair market value of the option element (after the conversion rate adjustment) of the New Note immediately after the conversion rate adjustment over the fair market value of the option element without the conversion rate adjustment, (ii) the deemed distribution occurs at the earlier of the date the conversion rate adjustment occurs under the terms of a New Note and the date of the actual distribution of cash or property that results in the deemed distribution and (iii) issuers are required to report the amount of any deemed distributions on their websites or to the IRS and all relevant holders of the securities (including those that would otherwise be exempt from the reporting). You are urged to consult your tax advisors regarding the potential effects of these U.S. Treasury regulations on the New Notes.
Distributions on Conversion Stock.    Distributions, if any, made on the Conversion Stock generally will be included in a U.S. Holder’s income as ordinary dividend income to the extent of our current or accumulated earnings and profits. For non-corporate U.S. Holders (including individuals), such dividends currently are generally taxed at the lower applicable long-term capital gains rates, provided certain holding period and other requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a U.S. Holder’s tax basis in the Conversion Stock and thereafter as capital gain from the sale or exchange of such Conversion Stock. For corporate U.S. Holders, dividends received may be eligible for a dividends-received deduction, subject to applicable limitations.
Sale, Exchange or Other Taxable Disposition of Conversion Stock.    Upon the sale, exchange or other taxable disposition of the Conversion Stock (including certain redemptions), a U.S. Holder generally will recognize capital gain or loss equal to the difference between (a) the amount of cash and the fair market value of any property received upon such taxable disposition and (b) the U.S. Holder’s tax basis in the Conversion Stock. Such capital gain or loss will be long-term capital gain or loss if a U.S. Holder’s holding period in the Conversion Stock is more than one year at the time of the taxable disposition. Long-term capital gains of non-corporate U.S. Holders (including individuals) currently are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations under the Code.
Backup Withholding and Information Reporting.    Information reporting requirements generally will apply to payments of interest on the New Notes and dividends on Conversion Stock and to the proceeds of a sale of New Notes or Conversion Stock unless a U.S. Holder is an exempt recipient, such as a corporation and, if required, the U.S. Holder certifies to that status. Backup withholding will apply to those payments if the U.S. Holder fails to provide its correct taxpayer identification number and certification of exempt status, or fails to report in full interest and dividend income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against U.S. federal income tax liability, provided the required information is timely furnished to the IRS. You should consult your tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.
Tax Consequences to Exchanging Non-U. S. Holders
The following discussion applies only to Non-U.S. Holders, and assumes that no item of income, gain, deduction or loss derived by the Non-U.S. Holder in respect of any Old Note, New Note or Conversion Stock at any time is effectively connected with the conduct of a U.S. trade or business. Non-U.S. Holders engaged in the conduct of a U.S. trade or business should consult their tax advisors about the U.S. federal income tax and branch profits tax consequences of exchanging Old Notes for New Notes pursuant to the Exchange Offer, the Consent Solicitation, owning and disposing (including upon a conversion into Conversion Stock) of any New Notes received in the Exchange Offer, and owning and disposing of Conversion Stock.
The following discussion also assumes that any Non-U.S. Holder who is an individual has not been present in the United States for 183 days or more in the taxable year of disposition of the New Notes or Conversion Stock. If you are a nonresident alien individual who has been present in the United States for 183 days or more in the taxable year of disposition of the New Notes or Conversion Stock, you should consult your tax advisor regarding the U.S. federal income tax consequences relating to the matters discussed herein.
Exchange of Old Notes for New Notes
Subject to the discussions below regarding “FATCA” and “— Backup Withholding and Information Reporting” a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain recognized in connection with the Exchange Offer, except with respect to any portion of the consideration received in the

Exchange Offer in respect of accrued and unpaid interest on the Old Notes (which generally will be subject to tax in the same manner as described below for interest on the New Notes in “— Interest and OID”).
Ownership of the New Notes
Interest and OID.    Subject to the discussions below regarding “FATCA” and “— Backup Withholding and Information Reporting” payments of interest (including OID and amounts treated as interest) or OID in respect of the New Notes or the Old Notes to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax, provided that:
•
the Non-U.S. Holder does not actually or constructively own 10% or more of our voting stock;

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the Non-U.S. Holder is not a “controlled foreign corporation” that is, directly or indirectly, related to us through stock ownership;

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the Non-U.S. Holder is not a bank that is receiving the interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•
the Non-U.S. Holder, or each securities clearing organization, bank, or other financial institution that holds the New Notes on behalf of such Non-U.S. Holder in the ordinary course of its trade or business in the chain between the Non-U.S. Holder and the applicable withholding agent, complies with applicable identification requirements (generally by providing a properly completed and duly executed IRS Form W-8BEN or W-8BEN-E (or suitable successor or substitute form)) to establish that the holder is a Non-U.S. Holder.

If the requirements described above are not satisfied, a 30% withholding tax will apply to the gross amount of interest (including OID and amounts treated as interest) on the New Notes that is paid to a Non-U.S. Holder, unless an applicable income tax treaty reduces or eliminates such tax, and the Non-U.S. Holder claims the benefit of that treaty by providing a properly completed and duly executed IRS Form W-8BEN or W-8BEN-E (or suitable successor or substitute form) establishing qualification for benefits under the treaty.
Dividends and Constructive Distributions.    Any dividends paid to a Non-U.S. Holder with respect to the Conversion Stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate of the New Notes including, without limitation, for cash dividends paid to holders of our Common Stock, see “Constructive Distributions” above) will be subject to a 30% withholding tax (or lower applicable income tax treaty rate). Because any constructive dividend deemed received by a Non-U.S. Holder will not give rise to any cash from which any applicable withholding tax could be satisfied, it is possible that this tax would be offset against any amount owed to the Non-U.S. Holder, including, but not limited to, interest payments, cash or Conversion Stock, dividends or sales proceeds subsequently paid or credited to the Non-U.S. Holder.
A Non-U.S. Holder of Conversion Stock who wishes to claim the benefit of an applicable treaty rate must provide the withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E (or suitable successor or substitute form), claiming an exemption from or reduction in withholding under the applicable income tax treaty. Non-U.S. Holders eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.
Sale, Exchange, Redemption, or other Disposition of New Notes or Conversion Stock.    Subject to the discussions below regarding “FATCA” and “— Backup Withholding and Information Reporting,” any gain recognized on the sale, exchange, redemption or other disposition of New Notes or Conversion Stock, as well as upon the conversion of New Notes into Conversion Stock, will not be subject to U.S. federal income tax except to the extent such amount is treated as interest, which would be treated as described above under “— Interest and OID”, unless we are or have been a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes during the shorter of the Non-U.S. Holder’s holding period and the five-year period ending on the date of such sale, exchange, redemption or other disposition.
A corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not presently, and have not been within the preceding five year period, a USRPHC for U.S. federal income tax purposes, although no assurances can be given that the IRS will not take a contrary position. You should consult your tax advisor regarding the U.S. federal income tax consequences relating to the sale, exchange, redemption or other disposition of New Notes or Conversion Stock in the event that we are a USRPHC.
Backup Withholding and Information Reporting.    The amount of interest and dividends paid (including dividends deemed paid) and the amount of tax, if any, withheld with respect to those payments will be reported to the Non-U.S. Holder and the IRS. Copies of the information returns reporting such interest and dividend payments and any applicable withholding tax may also be made available to the tax authorities in the country in which a Non-U.S. Holder resides, under the provisions of an applicable income tax treaty.
In general, a Non-U.S. Holder will not be subject to backup withholding with respect to payments of interest or dividends, provided that the withholding agent does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, as defined under the Code, and has received the statement described above in the fourth bullet point under “— Interest and OID.” In addition, information returns will not be filed with the IRS in connection with the payment of proceeds from a sale or other disposition of the New Notes or Conversion Stock unless paid within the United States or through certain U.S.-related payors.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
FATCA
Provisions commonly referred to as “FATCA” impose withholding of 30% on certain types of “withholdable payments” (as defined in the Code) made to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities (whether any such foreign financial institution or other entity is the beneficial owner or an intermediary) unless various U.S. information reporting, due diligence and other requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden).
While withholdable payments would have originally included payments of gross proceeds from the sale or other disposition of a note, proposed U.S. Treasury regulations provide that such payments of gross proceeds (other than amounts treated as interest) do not constitute withholdable payments. Taxpayers may rely generally on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued.
THE PRECEDING SUMMARY IS SOLELY FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE. THIS SUMMARY DOES NOT ADDRESS ALL THE TAX CONSEQUENCES THAT MAY BE IMPORTANT TO A PARTICULAR HOLDER IN LIGHT OF THE HOLDER’S INVOLVEMENT WITH THE ISSUER OR OTHER CIRCUMSTANCES. ACCORDINGLY, YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS ON THE U.S. FEDERAL. STATE AND LOCAL, AND FOREIGN TAX CONSIDERATIONS RELEVANT TO YOU.

CERTAIN ERISA CONSIDERATIONS
The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Code impose certain restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA, (b) plans, including individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any U.S. federal, state, local, foreign, or other laws, rules or regulations that are substantially similar to Title I of ERISA or Section 4975 of the Code (collectively, “Similar Laws”) and (c) entities whose underlying assets are considered to include “plan assets” within the meaning of 29 C.F.R. Section 2510.3-101 (as modified by Section 3(42) of ERISA) or any applicable Similar Laws of any such plan, account or arrangement described in (a) or (b) above (each of the foregoing described in clauses (a), (b) and (c) referred to as a “Plan”).
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who (i) exercises any discretionary authority or control over (a) the administration of an ERISA Plan or (b) the management or disposition of the assets of an ERISA Plan, or (ii) who renders investment advice for a fee or other compensation (direct or indirect) to an ERISA Plan, is generally considered to be a fiduciary of such ERISA Plan. Non-U.S. Plans, U.S. governmental plans and certain U.S. church plans, while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code (as discussed below), may nevertheless be subject to Similar Laws. Fiduciaries of such Plans should determine the suitability of the New Notes or our Common Stock, as applicable, for such Plan and the need for, and the availability, if necessary, of any exemptive relief under any such laws or regulations.
In considering whether to invest a portion of the assets of any Plan in the New Notes or our Common Stock, a fiduciary (taking into account the facts and circumstances of the Plan) should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. A fiduciary can be personally liable for losses incurred by a Plan resulting from a breach of fiduciary duties and can be subject to other adverse consequences.
Each Plan should consider the fact that none of the Issuer, any Guarantor or any of their respective affiliates (collectively, the “Transaction Parties”) is acting, or will act, as a fiduciary to any Plan with respect to the decision to acquire New Notes or our Common Stock, as applicable, and is not undertaking to provide any advice or recommendation, including, without limitation, in a fiduciary capacity, with respect to such decision. The decision to acquire New Notes or our Common Stock, as applicable, must be made solely by each prospective Plan purchaser on an arm’s length basis.
Prohibited Transaction Issues
Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of Section 3(14) of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code. Plans that are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code may be subject to similar provisions under applicable Similar Laws.
The acquisition and/or holding of New Notes or our Common Stock by an ERISA Plan with respect to which any Transaction Party is considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the

Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. Included among these exemptions are Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain transactions between a Plan and non-fiduciary service providers to the Plan. In addition, the US Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to provide exemptive relief for direct or indirect prohibited transactions resulting from the acquisition and holding of New Notes or our Common Stock. These class exemptions include, without limitation, PTCE 84-14, as amended, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting insurance company pooled separate accounts, PTCE 91-38, respecting bank-maintained collective investment funds, PTCE 95-60, respecting life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of ERISA Plans considering acquiring and/or holding the New Notes or our Common Stock in reliance on these or any other exemption should carefully review such exemption to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.
Accordingly, each holder that exchanges Old Notes for New Notes or our Common Stock, as applicable, and each subsequent purchaser or transferee of a New Note that is or may become a Plan is responsible for determining that its purchase and holding of such New Note or Common Stock, as applicable, will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.
Representation
By acceptance of a New Note, each holder that exchanges Old Notes for New Notes and subsequent transferee of a New Note (or any interest therein) will be deemed to have represented, warranted and covenanted that either (i) no portion of the assets used by such holder or transferee to acquire or hold New Notes (or any interest therein) constitutes assets of any Plan or (ii) (a) the acquisition and holding of the New Notes by such holder or transferee will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any applicable Similar Law, and (b) none of the Issuer, the Dealer Manager, the Information and Exchange Agent, the Old Notes Trustee, the Old Notes Collateral Agent the New Notes Trustee or the New Notes Collateral Agent or any affiliate of any of them is acting, or will act, as a fiduciary, or providing any investment or other advice, to such purchaser or transferee with respect to the decision to acquire or hold the New Notes.
This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this Prospectus. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, administrative regulations, rulings or administrative pronouncements will not significantly modify the requirements summarized above. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release.
THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN ERISA AND CODE IMPLICATIONS OF AN INVESTMENT IN THE NEW NOTES OR OUR COMMON STOCK AND DOES NOT PURPORT TO BE COMPLETE. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN LEGAL, TAX, FINANCIAL AND OTHER ADVISORS PRIOR TO EXCHANGING THE OLD NOTES FOR NEW NOTES OR OUR COMMON STOCK OR OTHERWISE INVESTING IN THE NEW NOTES OR COMMON STOCK TO REVIEW REGARDING THE SUITABILITY OF THE EXCHANGE OR OTHER ACQUISITION OF THE NEW NOTES OR COMMON STOCK IN LIGHT OF SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

PROPOSED AMENDMENTS
We are proposing to amend a number of provisions of the Old Notes Indenture. Pursuant to the terms of the Old Notes Indenture, we must receive Consents of Holders representing at least 66 2∕3% in aggregate principal amount of the Old Notes outstanding to amend the Old Notes Indenture. Any Old Notes owned by the Issuer or any of its affiliates will be disregarded in determining whether holders of the required principal amount of Old Notes have consented to the Proposed Amendments.
This section sets forth a brief description of the Proposed Amendments. The summary is qualified in its entirety by reference to the full and complete provisions contained in the Old Notes Indenture and the proposed Supplemental Indenture, which is filed as an exhibit to the registration statement of which this Prospectus forms a part.
If the Proposed Amendments become operative, the following sections of the Old Notes Indenture would be eliminated:
Provision Deleted	Old Notes Indenture Section	Effect of Amendment
Offer to Purchase by Application of Excess Proceeds	§3.09	The elimination of the offer to purchase Old Notes by application of excess funds from an asset sale would terminate the contractual obligation of the Company to commence an offer to all holders of Old Notes to purchase such Old Notes using the excess funds generated by an asset sale.
Reports	§4.03	The elimination of the “Reports” covenant would terminate the contractual obligation of the Company to deliver quarterly, annual, and current report to the Holders of Old Notes.
Compliance Certificate	§4.04	The elimination of the “Compliance Certificate” covenant would terminate the contractual obligation of the Company to deliver to the Old Notes Trustee an officer’s certificate of the Company and each Guarantor with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Old Notes Indenture and is not in default in the performance or observance of the terms therein.
Taxes	§4.05	The elimination of the “Taxes” covenant would terminate the contractual obligation of the Company to pay all material taxes, assessments, and governmental levies except those that are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Old Notes holders.
Stay, Extension, and Usury Laws	§4.06	The elimination of the “Stay, Extension, and Usury Laws” covenant would eliminate the contractual obligation of the Company to refrain from claiming or taking the benefit or advantage of any stay, extension, or usury law that may affect the covenants or the

Provision Deleted	Old Notes Indenture Section	Effect of Amendment
performance of the Old Notes Indenture.
Restricted Payments	§4.07	The elimination of the “Restricted Payments” covenant would eliminate the contractual restrictions on the ability of the Company and restricted subsidiaries to make certain restricted payments, such as dividends.
Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries	§4.08	The elimination of the “Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” covenant would terminate the contractual obligation of the Company and restricted subsidiaries to not create or assume contractual subsidiaries to pay dividends or make distributions to, pay interest on indebtedness owed to make loans to or transfer property to, the Company or another restricted subsidiary.
Incurrence of Indebtedness and Issuance of Preferred Stock	§4.09	The elimination of the “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant would terminate the contractual restriction on the Company and restricted subsidiaries to directly or indirectly create any additional indebtedness, the restriction on the Company from issuing disqualified stock, and the restriction on the restricted subsidiaries to issue any shares of preferred stock.
Asset Sales	§4.10	The elimination of the “Asset Sales” covenant would terminate certain contractual requirements with respect to asset sales, including that the consideration received be equal to fair market value and that at least 75% of the consideration received from asset sales be in the form of cash, and would eliminate the obligation of the Company to use certain proceeds from asset sales to repay indebtedness, invest in its business, acquire the capital stock or assets of a permitted business, or other such assets that are used or useful in permitted business.
Transactions with Affiliates	§4.11	The elimination of the “Transactions with Affiliates” covenant would permit the Company to enter into transactions with affiliates without regard to the terms of such transactions.
Liens	§4.12	The elimination of the “Liens” covenant would terminate the contractual obligation of the company and restricted subsidiaries to not create or assume liens on assets, except permitted liens.

Provision Deleted	Old Notes Indenture Section	Effect of Amendment
Offer to Repurchase Upon Change of Control	§4.14	The elimination of the “Offer to Repurchase Upon Change of Control” covenant would terminate the contractual obligation of the Company to offer to repurchase the Old Notes upon the occurrence of a change of control.
Additional Note Guarantees	§4.15	The elimination of the “Additional Note Guarantees” covenant would terminate the contractual obligation of the Company to cause additional restricted subsidiaries to provide guarantees in respect of the Old Notes.
Further Assurances; Insurance	§4.18	The elimination of the “Further Assurance; Insurance” covenant would terminate the contractual obligation of the Company to assure that the Old Notes Collateral Agent holds duly create and enforceable and perfected second liens upon the collateral and to keep its properties adequately insured.
Impairment of Security Interest	§4.19	The elimination of the “Impairment of Security Interest” covenant would terminate the contractual obligation of the Company and restricted subsidiaries to not take any action or omit to take any action would materially impair the security interest in the collateral for the benefit of the Old Notes Trustee, the Old Notes Collateral Agent, and other parties.
After-Acquired Property	§4.20	The elimination of the “After-Acquired Property” covenant would terminate the contractual obligation of the Company to vest the Old Notes Collateral Agent with a perfect second priority security interest in any after-acquired property.
Limitation on Layered Indebtedness	§4.21	The elimination of the “Limitation on Layered Indebtedness” covenant would terminate the contractual obligation of the Company to incur any indebtedness that is contractually subordinate in right of payment or in respect of the grant or the application of proceeds of collateral to any other indebtedness of the Company, unless such indebtedness is also contractually subordinated to the Old Notes.
Merger, Consolidation, or Sale of Assets	§5.01(xii)	The elimination of clause (xii) of the “Merger, Consolidation, or Sale of Assets” provision would terminate certain requirements in connection with mergers or transfers of all or substantially all of the assets of the Company.
Events of Default	§6.01(ix) – (xi)	The elimination of clauses (ix) – (xi) of the “Events of Default” provision would remove certain enumerated events of default.

Provision Deleted	Old Notes Indenture Section	Effect of Amendment
Release of Collateral	§10.03	The proposed amendments would provide for the release of the Collateral from the Liens securing the Old Notes, including by amending the Indenture and by terminating or amending the Security Documents, as applicable, to effect the release of theCollateral.
Trust Indenture Act	Preamble, §1.03, §9.03, §13.01	The proposed amendments would delete all provisions incorporating or requiring compliance with the Trust Indenture Act of 1939, as amended.
The Proposed Amendments would make certain other changes to the Old Notes Indenture and the Old Notes of a technical or conforming nature, including, without limitation, to the extent applicable, deleting definitions of terms that are used only in the provisions described above and removal of any references to any of the deleted provisions described above.
The Proposed Amendments constitute a single proposal and tendering and consenting Holders must consent to the Proposed Amendments as an entirety and may not consent selectively with respect to either the Proposed Amendments or specific items or parts thereof.
If you tender any of your Old Notes in the Exchange Offer, you will, by the act of tendering, be consenting to the Proposed Amendments.
In order to amend the Old Notes Indenture, the Requisite Consents must be received and we, the subsidiary guarantors, the Old Notes Collateral Agent, and the Old Notes Trustee must execute the Supplemental Indenture. We intend to cause the Information and Exchange Agent to deliver a certificate to the Old Notes Trustee and the Old Notes Collateral Agent (upon which the Old Notes Trustee and the Old Notes Collateral Agent will conclusively rely) certifying that the Requisite Consents have been obtained and that the Minimum Tender Condition has been satisfied. The Supplemental Indenture will be executed and delivered on or promptly following receipt of the Requisite Consents, but will not become operative until the Settlement Date.
Regardless of whether the Proposed Amendments become operative, the Old Notes that are not exchanged will remain outstanding in accordance with all other terms of the Old Notes and the Old Notes Indenture. The changes included in the Proposed Amendments will not alter our obligation to pay the principal or interest on the Old Notes or alter the stated interest rate, maturity date or redemption provisions. If the Requisite Consents are obtained and the Supplemental Indenture becomes effective, non-consenting Holders will be bound by the Proposed Amendments once they become operative, which will occur when the Old Notes tendered are accepted for payment.
Assuming the Proposed Amendments become effective and operative, we will not be subject to certain restrictive covenants currently in the Old Notes Indenture. As a result, any Old Notes not tendered by Holders in the Exchange Offer would no longer be entitled to the benefit of substantially all of the restrictive covenants, defaults and certain other provisions presently contained in the Old Notes Indenture.
Consequences of Failure to Participate in the Exchange Offer
If you do not tender your Old Notes in the Exchange Offer and the Proposed Amendments become operative, you will be bound by the amendments even if you did not consent to them. See “Risk Factors — Risks to Holders of Old Notes Not Tendered for Exchange.”

LEGAL MATTERS
Certain legal matters with respect to the New Notes and the shares of our Common Stock issuable upon conversion of the New Notes offered in the Exchange Offer will be passed upon for the Issuer by Winston & Strawn LLP, Houston, Texas. The Dealer Manager has been represented by Gibson, Dunn & Crutcher LLP, Houston, Texas.

EXPERTS
The audited financial statements and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE
We file reports, proxy statements and other information with the SEC. The SEC maintains a Web site that contains information we file electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You may also access any document we file with the SEC through the Investors section of our website, which is located at www.f-e-t.com. Information on our website is not incorporated by reference into this Prospectus.
We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the Settlement Date, except that we are not incorporating by reference any information furnished (but not filed) under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:
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Our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 as filed on February 11, 2021;

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The information responsive to part III of our Annual Report on Form 10-K for the year ended December 31, 2019 provided in our definitive proxy statement on Schedule 14A, filed with the SEC on April 22, 2020.

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The information included in our definitive proxy statement on Schedule 14A filed on January 22, 2021; and

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Any filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus but before the termination of the Exchange Offer and the Consent Solicitation hereunder.

All documents incorporated by reference in this Prospectus may also be obtained from the Information and Exchange Agent. The address and telephone number of the Information and Exchange Agent are listed on the back cover page of this Prospectus.
As a Holder of the Old Notes, you can also obtain from us, without charge, copies of any document incorporated by reference in this Prospectus by requesting such materials in writing or by telephone from us at the following address:
ION Geophysical Corporation,
2105 CityWest Blvd. Suite 100
Houston, TX 77042-2839
Phone: 281-933-3339
Attn: Legal Department

Any required documents should be sent or delivered by each holder of Old Notes or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Information and Exchange Agent at its address or facsimile number set forth below. Questions and requests for assistance or for additional copies of the Exchange Offer documents may be directed to the Information and Exchange Agent at its telephone number and mailing and delivery address listed below. You may also contact your broker, dealer commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.
The Information and Exchange Agent for the Exchange Offer and the Consent Solicitation is:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Email: ion@dfking.com
Banks and Brokers call: (212) 269-5550
Toll free: 1 877-732-3617
By facsimile:
(For Eligible Institutions only)
(212) 709-3328
Confirmation: (212) 269-5552
By Mail:
D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Attn: Andrew Beck
The Dealer Manager for the Exchange offer and Solicitation Agent for the Consent Solicitation is:
Oppenheimer & Co. Inc.
85 Broad Street
New York, New York 10004
(212) 667-7900
Until the date that is 40 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions or otherwise.

ION GEOPHYSICAL CORPORATION AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
ION Geophysical Corporation
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of ION Geophysical Corporation (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (and schedule included under Item 15(a)) (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 11, 2021 (not separately included herein) expressed an unqualified opinion.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, as of December 31, 2020, the Company had outstanding $120.6 million aggregate principal amount of its 9.125% Senior Secured Second Priority Notes (“Notes”), which mature on December 15, 2021. The Notes, classified as current liabilities, caused the Company’s current liabilities to exceed its current assets by $150.9 million and its total liabilities exceeds its total assets by $71.1 million. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
New Ventures phase revenue recognition
As described further in Note 4 to the consolidated financial statements, the Company recognizes its revenues within the New Ventures phase based on seismic data being acquired and/or processed on a proportionate basis as work is performed and control is transferred to the customer. Under this method, revenues are recognized based on quantifiable measures of progress, such as kilometers acquired or surveys of performance completed to date. We identified revenue that is recognized on a proportionate basis as a critical audit matter.
The principal consideration for our determination that revenue recognized on a proportionate basis is a critical audit matter is that significant management estimates are required to measure the Company’s progress toward satisfaction of performance obligations satisfied over time and requires the Company to have effective cost estimation processes, forecasting, and revenue and expense reporting. Significant management judgments and estimates utilized to determine probable costs at contract completion are subject to estimation uncertainty and require significant auditor subjectivity in evaluating the reasonableness of those judgments and estimates.
Our audit procedures related to the revenue recognition included the following, among others.
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We tested the design and operating effectiveness of controls relating to the revenue recognition process including management’s ability to develop quantifiable measures of progress that faithfully depict the Company’s performance toward satisfaction of the performance obligations.

•
We tested a selection of contracts and evaluated those contracts for appropriate revenue recognition by comparing key terms and provisions to contract data as well as evaluated and tested management’s process for reasonably estimating proportionate project status through completing trend analyses.

•
We performed a lookback analysis, to evaluate the historical accuracy of management’s estimates of progress toward satisfaction of performance obligations.

Goodwill impairment assessment
As described further in Note 11 to the consolidated financial statements, the Company is required to evaluate goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying value of a reporting unit may be greater than its fair value. The Company determined that as a result of the economic conditions resulting from the COVID-19 pandemic and decline in the Company’s market capitalization, an interim quantitative impairment assessment was necessary for each of the Company’s reporting units as of March 31, 2020. As a result of the assessment, the Company recorded a $4.2 million impairment related to the Software & Services reporting unit. Management concluded the fair value of all other reporting units exceeded their respective carrying values, and therefore no additional impairment was identified. We identified the estimation of the fair value of reporting units in the quantitative goodwill impairment assessment as a critical audit matter.
The principal consideration for our determination that the estimation of the fair value of reporting units was a critical audit matter is that the assessment includes a high degree of estimation uncertainty due to significant management judgments with respect to the assumptions used to project the future cash flows, including the long-term revenue growth rate, operating expenses, capital expenditures and discount rate. In turn, auditing management’s assumptions involved significant auditor judgment and subjectivity.
Our audit procedures related to the quantitative impairment assessment included the following, among others.
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We tested the design and operating effectiveness of controls relating to the Company’s quantitative impairment analysis process, including controls related to determining the fair value of the reporting units.

•
We tested management’s process for determining the fair value of the reporting units, including evaluating significant assumptions used by management in forecasting the reporting units cash flows. These assumptions included revenue growth rates, operating expenses, capital expenditures, and the discount rate. We also compared the forecasted cash flows to historical cash flows and corroborated the basis for increases or decreases as applicable.

•
We utilized an internal valuation specialist to evaluate:

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The methodologies used and whether they were acceptable for the underlying assets or operations and whether such methodologies were being applied correctly,

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The appropriateness of the discount rate, and

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The qualifications of the valuation specialists used by the Company based on their credentials and experience.

/s/ GRANT THORNTON LLP
We have served as the Company’s auditor since 2014.
Houston, Texas
February 11, 2021

ION GEOPHYSICAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
	December 31,
	2020	2019
	(In thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$37,486	$33,065
Accounts receivable, net	8,045	29,548
Unbilled receivables	11,262	11,815
Inventories, net	11,267	12,187
Prepaid expenses and other current assets	7,116	6,012
Total current assets	75,176	92,627
Deferred income tax asset, net	—	8,734
Property, plant and equipment, net	9,511	13,188
Multi-client data library, net	50,914	60,384
Goodwill	19,565	23,585
Right-of-use assets	35,501	32,546
Other assets	2,926	2,130
Total assets	$193,593	$233,194
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current maturities of long-term debt	$143,731	$2,107
Accounts payable	33,418	49,316
Accrued expenses	16,363	30,328
Accrued multi-client data library royalties	21,359	18,831
Deferred revenue	3,648	4,551
Current maturities of operating lease liabilities	7,570	11,055
Total current liabilities	226,089	116,188
Long-term debt, net of current maturities	—	119,352
Operating lease liabilities, net of current maturities	38,372	30,833
Other long-term liabilities	222	1,453
Total liabilities	264,683	267,826
Deficit:
Common stock, $0.01 par value; authorized 26,666,667 shares; outstanding 14,333,101 and 14,224,787 shares at December 31, 2020 and 2019, respectively	143	142
Additional paid-in capital	958,584	956,647
Accumulated deficit	(1,011,516)	(974,291)
Accumulated other comprehensive loss	(19,913)	(19,318)
Total stockholders’ deficit	(72,702)	(36,820)
Noncontrolling interests	1,612	2,188
Total deficit	(71,090)	(34,632)
Total liabilities and stockholders’ deficit	$193,593	$233,194
See accompanying Footnotes to Consolidated Financial Statements.

ION GEOPHYSICAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
	Years Ended December 31,
	2020	2019	2018
	(In thousands, except per share data)
Service revenues	$93,347	$131,280	$139,038
Product revenues	29,327	43,399	41,007
Total net revenues	122,674	174,679	180,045
Cost of services	63,055	83,519	100,557
Cost of products	16,795	22,066	19,868
Impairment of multi-client data library	1,167	9,072	—
Gross profit	41,657	60,022	59,620
Operating expenses:
Research, development and engineering	12,965	19,025	18,182
Marketing and sales	11,675	23,207	21,793
General, administrative and other operating expenses	27,456	42,249	37,364
Impairment of long-lived assets	—	—	36,553
Impairment of goodwill	4,150	—	—
Total operating expenses	56,246	84,481	113,892
Loss from operations	(14,589)	(24,459)	(54,272)
Interest expense, net	(13,805)	(13,074)	(12,972)
Other income (expense), net	6,898	(1,617)	(436)
Loss before income taxes	(21,496)	(39,150)	(67,680)
Income tax expense	15,616	8,064	2,718
Net loss	(37,112)	(47,214)	(70,398)
Less: Net income attributable to noncontrolling interests	(113)	(985)	(773)
Net loss attributable to ION	$(37,225)	$(48,199)	$(71,171)
Net loss per share:
Basic	$(2.61)	$(3.41)	$(5.20)
Diluted	$(2.61)	$(3.41)	$(5.20)
Weighted average number of common shares outstanding:
Basic	14,272	14,131	13,692
Diluted	14,272	14,131	13,692
See accompanying Footnotes to Consolidated Financial Statements.

ION GEOPHYSICAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
	Years Ended December 31,
	2020	2019	2018
	(In thousands)
Net loss	$(37,112)	$(47,214)	$(70,398)
Other comprehensive income (loss), net of taxes, as appropriate:
Foreign currency translation adjustments	(1,067)	1,124	(1,563)
Comprehensive net loss	(38,179)	(46,090)	(71,961)
Comprehensive (income) loss attributable to noncontrolling interests	359	(985)	(773)
Comprehensive net loss attributable to ION	$(37,820)	$(47,075)	$(72,734)
See accompanying Footnotes to Consolidated Financial Statements.

ION GEOPHYSICAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
	Years Ended December 31,
	2020	2019	2018
	(In thousands)
Cash flows from operating activities:
Net loss	$(37,112)	$(47,214)	$(70,398)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization (other than multi-client library)	3,997	3,657	8,763
Amortization of multi-client data library	22,299	39,541	48,988
Impairment of long-lived assets	—	—	36,553
Impairment of multi-client data library	1,167	9,072	—
Impairment of goodwill	4,150	—	—
Stock-based compensation expense	2,043	4,701	3,337
Amortization of government relief funding expected to be forgiven	(6,923)	—	—
Provision for expected credit losses	2,413	—	—
Write-down of excess and obsolete inventory	378	517	665
Deferred income taxes	8,547	(1,940)	(6,252)
Change in operating assets and liabilities:
Accounts receivable	19,608	(3,265)	(7,024)
Unbilled receivables	(383)	32,055	(5,245)
Inventories	280	1,067	(353)
Accounts payable, accrued expenses and accrued royalties	(12,584)	(2,492)	(7,600)
Deferred revenue	(793)	(3,207)	(1,112)
Other assets and liabilities	2,072	1,658	6,776
Net cash provided by operating activities	9,159	34,150	7,098
Cash flows from investing activities:
Investment in multi-client data library	(27,247)	(28,804)	(28,276)
Purchase of property, plant and equipment	(1,121)	(2,411)	(1,514)
Net cash used in investing activities	(28,368)	(31,215)	(29,790)
Cash flows from financing activities:
Borrowings under revolving line of credit	27,250	40,000	—
Repayments under revolving line of credit	(4,750)	(40,000)	(10,000)
Payments on notes payable and long-term debt	(2,409)	(2,553)	(30,807)
Receipt of Paycheck Protection Program loan	6,923	—	—
Proceeds from issuance of stocks	—	—	46,999
Costs associated with debt issuance	(924)	—	(1,247)
Other financing activities	(322)	(993)	(1,137)
Net cash provided by (used in) financing activities	25,768	(3,546)	3,808
Effect of change in foreign currency exchange rates on cash, cash equivalents and restricted cash	136	(125)	319
Net increase (decrease) decrease in cash, cash equivalents and restricted cash	6,695	(736)	(18,565)
Cash, cash equivalents and restricted cash at beginning of period	33,118	33,854	52,419
Cash, cash equivalents and restricted cash at end of period	$39,813	$33,118	$33,854
See accompanying Footnotes to Consolidated Financial Statements.

ION GEOPHYSICAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY
(In thousands, except shares)	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total (Deficit) Equity
	Shares	Amount
Balance at January 1, 2018	12,019,701	$120	$903,247	$(854,921)	$(18,879)	$1,239	$30,806
Net (loss) income	—	—	—	(71,171)	—	773	(70,398)
Translation adjustment	—	—	—	—	(1,563)	(220)	(1,783)
Dividend payment to noncontrolling interest	—	—	—	—	—	(200)	(200)
Stock-based compensation expense	—	—	3,337	—	—	—	3,337
Exercise of stock options	70,086	1	213	—	—	—	214
Vesting of restricted stock units/awards	151,852	1	(1)	—	—	—	—
Vested restricted stock cancelled for employee minimum income taxes	(46,024)	—	(1,151)	—	—	—	(1,151)
Public equity offering	1,820,000	18	46,981	—	—	—	46,999
Balance at December 31, 2018	14,015,615	140	952,626	(926,092)	(20,442)	1,592	7,824
Net (loss) income	—	—	—	(48,199)	—	985	(47,214)
Translation adjustment	—	—	—	—	1,124	(74)	1,050
Dividend payment to noncontrolling interest	—	—	—	—	—	(315)	(315)
Stock-based compensation expense	—	—	4,701	—	—	—	4,701
Exercise of stock options	86,900	1	140	—	—	—	141
Vesting of restricted stock units/awards	225,860	2	(2)	—	—	—	—
Vested restricted stock cancelled for employee minimum income taxes	(103,588)	(1)	(818)	—	—	—	(819)
Balance at December 31, 2019	14,224,787	142	956,647	(974,291)	(19,318)	2,188	(34,632)
Net (loss) income	—	—	—	(37,225)	—	113	(37,112)
Translation adjustment	—	—	—	—	(595)	(472)	(1,067)
Dividend payment to noncontrolling interest	—	—	—	—	—	(217)	(217)
Stock-based compensation expense	—	—	2,043	—	—	—	2,043
Exercise of stock options	5,000	—	15	—	—	—	15
Vesting of restricted stock units/awards	151,346	2	(2)	—	—	—	—
Vested restricted stock cancelled for employee minimum income taxes	(48,032)	(1)	(119)	—	—	—	(120)
Balance at December 31, 2020	14,333,101	$143	$958,584	$(1,011,516)	$(19,913)	$1,612	$(71,090)
See accompanying Footnotes to Consolidated Financial Statements.

ION GEOPHYSICAL CORPORATION AND SUBSIDIARIES
FOOTNOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1)   Summary of Significant Accounting Policies
General Description and Principles of Consolidation
ION Geophysical Corporation and its subsidiaries offer a full suite of services and products for seismic data acquisition and processing. The Company’s offerings are focused on improving subsurface knowledge to enhance E&P decision-making and enhancing situational awareness to optimize offshore operations. The consolidated financial statements include the accounts of ION Geophysical Corporation and its majority-owned subsidiaries (collectively referred to as the “Company” or “ION”). Intercompany balances and transactions have been eliminated.
Certain reclassifications were made to previously reported amounts in the consolidated financial statements and notes thereto particularly the presentation of revenue by geographic area to make them consistent with the current period presentation.
Going Concern
As of December 31, 2020, the Company had outstanding $120.6 million aggregate principal amount of its 9.125% Senior Secured Second Priority Notes (the “Existing Second Lien Notes”) which mature on December 15, 2021. The Existing Second Lien Notes, which are classified as a current liability, raise substantial doubt about the Company’s ability to continue as a going concern within the next twelve months. If the Company is unable to repay, refinance or restructure its Existing Second Lien Notes, which could result in the acceleration of the maturity of the outstanding balance on the Company’s Credit Facility, the Company’s assets may not be sufficient to repay in full the amounts owed to holders of its Existing Second Lien Notes or to lenders under its Credit Facility. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“ GAAP”) on a going concern basis of accounting, which contemplate continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. Accordingly, the consolidated financial statements exclude certain adjustments that might result if the Company is unable to continue as a going concern.
Existing Second Lien Notes Restructuring
To address the upcoming maturity of the $120.6 million aggregate principal amount of the Company’s 9.125% Senior Secured Second Priority Notes due 2021 (the “Existing Second Lien Notes”) and to provide a mechanism to reduce its financial leverage in the future, the Company executed a Restructuring Support Agreement (the “Restructuring Support Agreement”) with holders of the Existing Second Lien Notes representing approximately 92% aggregate principal amount outstanding under our Existing Second Lien Notes (the “Supporting Noteholders”), pursuant to which the Company committed to use its reasonable efforts to effect the following transactions (collectively, the “Restructuring Transactions”):
(i)   an offer to exchange (the “Exchange Offer”) all outstanding Existing Second Lien Notes, with each $1,000 principal amount of such Notes tendered exchanged for (a) $150 in cash, (b) $850 of New Second Lien Notes (as defined below), subject to certain rights to instead deliver or receive common stock and (c) $35, at the Company’s option, either in (I) cash, (II) common stock at $2.57 per share (the “Deal Price”), or (III) New Second Lien Notes (collectively, the “Exchange Consideration”), plus payment of all accrued and unpaid interest; and
(ii)   the granting of the right to all holders of the Company’s common stock to participate in a rights offering (the “Rights Offering”) to subscribe for a pro rata share (with over-subscription rights) of up to $50.0 million of New Second Lien Notes issued at par, or common stock issued at the Deal Price.
In connection with the Rights Offering, the Company intends to enter into backstop agreements (the “Backstop Agreements” with one or more parties (the “Backstop Providers”) pursuant to which the Backstop

Providers agree to purchase New Second Lien Notes at par or shares of Common Stock at the Deal Price (the “Backstop Commitment”).
The “New Second Lien Notes” will accrue interest at the rate of 8.0% per annum, mature on December 15, 2025, be secured on a second-priority basis, subject to liens securing the Company’s obligations under its existing credit agreement, and unconditionally guaranteed by certain of the Company’s subsidiaries. Holders of the New Second Lien Notes may convert all or any portion of their notes at their option at any time prior to the maturity date. The conversion price of the New Second Lien Notes shall be a 25% premium to the Deal Price but shall be no lower than $1.80 per share and no higher than $3.00 per share. The Company will have the right, on or after the 18 month anniversary of the issue date, to convert all or part of the outstanding New Second Lien Notes if its common stock has a 20 trading day VWAP of at least 175% of the conversion price then in effect which would currently equal to $5.25 per share. Holders of the New Second Lien Notes will also be entitled to certain voting rights and the right to designate two independent directors to the Company’s Board of Directors.
If the Restructuring Transactions are consummated, the Company could issue up to $151.7 million aggregate principal amount of New Second Lien Notes, which could be converted into 50.6 million shares of common stock, representing approximately 77.1% of the total shares of common stock outstanding following the Restructuring Transactions. This excludes the shares of common stock subject to issuance pursuant to the Company’s Long-term Incentive Plan. The actual number of shares of common stock that could be issued as a result of the Restructuring Transactions may be different than the amount indicated, however, due to, among other things, the participation levels in both the Exchange Offer and the Rights Offering and the ability of the Company, any noteholders participating in the Exchange Offer, and any participants in the Rights Offering to elect to deliver or receive cash in certain circumstances. The Company anticipates the completion of the Restructuring Transactions by the end of March 2021.
The Company also entered into a restructuring support agreement with PNC Bank, National Association (“PNC”), the lender of its Credit Facility, (the “PNC Restructuring Support Agreement”) that will allow the Company, among others, to consummate and implement the Restructuring Transactions and waive any going concern event of default that would otherwise occur under the Company’s Credit Facility.
The Restructuring Transactions are also subject to stockholder approval to be voted at a special meeting of stockholders scheduled for February 23, 2021 (the “Special Meeting”).
While the Company believes it will be successful in obtaining stockholders’ approval and executing the Restructuring Transactions, there can be no assurances regarding the ultimate success, timing or extent of any such funding, which are dependent upon a variety of factors, many of which are outside of the Company’s control. In addition, no assurance can be given that any funding from the Restructuring Transaction, if approved by stockholders and obtained at all, will be adequate to fulfill the Company’s obligations and operate its business. Consequently, the Company may be required to obtain additional funding whether through private or public equity transactions, debt financing or other capital sources. The Company may not be able to take such actions, if necessary, on commercially reasonable terms or at all. If additional funding cannot be obtained on a timely basis and on satisfactory terms, it will have an adverse effect on the Company’s business, financial condition and results of operations.
COVID-19 Business Impact and Response
The COVID-19 pandemic caused the global economy to enter a recessionary period, which may be prolonged and severe. During 2020, the exploration and production (“E&P”) industry faced the dual impact of demand deterioration from COVID-19 and market oversupply from increased production, which caused oil and natural gas prices to decline significantly for most of the year. Brent crude oil prices, which are most relevant to ION’s internationally focused business, dropped 66% during the first quarter from $66 on January 1, 2020 to $23 on March 31, 2020. By the end of the second quarter, Brent crude oil prices rebounded to $41 per barrel, benefiting from increased global demand as pandemic restrictions started to ease and decreased production. Brent crude oil prices have remained relatively stable through the end of the year, increasing slightly during fourth quarter to end the year at $51 per barrel. Brent crude oil prices further increased to approximately $60 per barrel at the beginning of February 2021, which is consistent with prices a year ago. In an effort to stabilize oil prices by limiting supply, OPEC and other oil producing allies agreed to substantial production cuts throughout 2020 that were extended through March 2021.
While commodity prices can be volatile, the sharp decline throughout 2020 triggered E&P companies to reduce budgets by approximately 25%. Exploration offerings and data purchases are often discretionary and, therefore, receive disproportionately higher reductions than overall budget cuts. Consequently, there has been a material slowdown in offshore seismic spending since the second quarter of 2020, and while the Company is seeing signs that could improve, the Company expects the market to remain challenging in 2021. However, the challenging market also serves as a catalyst to drive necessary cost restructuring and digital transformation of the E&P ecosystem.
The Company expects continued portfolio rationalization and high grading as E&P companies seek to find the best return on investment opportunities to meet oil and gas demand in the next decade. Near-term, due to the impact of the COVID-19, project high grading will likely be more acute due to budget reductions. Over the last several years, the Company had strategically shifted its portfolio closer to the reservoir, where revenue tends to be higher and more consistent. New Venture data acquisition offshore and Software and related personnel-based offshore services are expected to continue to be most impacted by COVID-19 travel restrictions. While offshore operations have been temporarily impacted by travel restrictions, the Company believes the demand for digitalization technologies will remain strong. In some cases, ION technology is expected to be more relevant and valuable in the current environment. For instance, the Company expects offerings that facilitate remote working to see increased demand.
While 2020 revenues came in lower than the prior year due to the repercussions of the oil price volatility in early 2020 and the ongoing uncertainty from the COVID-19 pandemic, the Company made progress executing its strategy. The Company continues to work closely with its clients to understand revised plans and to scale its business appropriately. The Company partially mitigated the impact of the current macroeconomic environment by fully benefiting from the structural changes and associated cost reductions that were outlined in the Company’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2020. To further mitigate the impact of COVID-19 and oil price volatility, management implemented a plan to preserve cash and manage liquidity as follows:
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Scaled down personnel costs and operating expenses in April 2020 by another $18.0 million during the remaining nine months of 2020, building on the over $20.0 million of cuts made in January 2020. These further reductions are primarily through a variety of furlough programs and reduced compensation arrangements across the Company’s worldwide workforce. The Company executives have taken a 20% base salary reduction and a tiered reduction scheme has been cascaded to the rest of the worldwide workforce. The Company’s Board of Directors have taken a 20% reduction in directors’ fees. In addition, the Company has curtailed use of external contractors, decreased travel and event costs and implemented new systems and processes that more efficiently support its business.

•
Reduced capital expenditures to approximately $28.0 million (a portion of which were pre-funded or underwritten by the customers), down from the original budget of $35.0 million to $50.0 million, to reflect both reduced seismic demand and travel/border restrictions impacting new data acquisition offshore. This provides flexibility to aggressively reduce cash outflows while shifting to significantly lower cost reimaging programs.

•
Applied for and continue to explore various government assistance programs, of which approximately $6.9 million was received and applied against qualifying expenditures during the second quarter. Receipt of this assistance allowed the Company to avoid further staff reductions while supporting its ongoing operations.

•
Re-negotiated existing lease agreements for its significant locations to obtain rent relief of approximately $4.0 million. The majority of the cash savings from the rent relief benefit the Company from July 2020 to March 2021. See Footnote 14 “Lease Obligations” for further details.

•
Announced the sale of its 49% ownership interest in INOVA Geophysical Equipment Limited for $12.0 million, subject to regulatory approvals and other closing conditions. Closing of the transaction is expected in 2021.

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Entered into a settlement agreement with WesternGeco ending the decade-long patent litigation. See Footnote 9 “Litigations” for further details.

Use of Estimates
The preparation of consolidated financial statements in conformity GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are made at discrete points in time based on relevant market information. These estimates may be subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Areas involving significant estimates include, but are not limited to, collectability of accounts and unbilled receivables, inventory valuation reserves, sales forecasts related to multi-client data library, impairment of property, plant and equipment and goodwill and deferred taxes. Actual results could materially differ from those estimates.
Foreign Currency Transactions
Assets and liabilities of the Company’s subsidiaries operating outside the United States that have a functional currency other than the U.S. dollar have been translated to U.S. dollars using the exchange rate in effect at the balance sheet date. Results of foreign operations have been translated using the average exchange rate during the periods of operation. Resulting translation adjustments have been recorded as a component of accumulated other comprehensive loss. The foreign currency transaction losses are primarily due to the currency rate fluctuations between the U.S. dollar and the Brazilian real related to the Company’s operations in Brazil. Foreign currency transaction gains and losses, as they occur, are included in “Other income (expense), net” on the consolidated statements of operations. Total foreign currency transaction losses were $1.6 million, $1.3 million and $0.4 million for 2020, 2019 and 2018, respectively.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal Deposit Insurance Corporation insurance limit. At December 31, 2020 and 2019, there was $2.3 million and $0.1 million, respectively, of long-term and short-term restricted cash used to secure standby and commercial letters of credit, which are included within “Other assets” and “Prepaid expenses and other current assets” in the consolidated balance sheets.
Accounts and Unbilled Receivables
Accounts and unbilled receivables are recorded at cost, less the related allowance for doubtful accounts. The Company considers current information and events regarding the customers’ ability to repay their obligations, such as the length of time the receivable balance is outstanding, the customers’ credit worthiness and historical experience. Unbilled receivables relate to revenues recognized on multi-client surveys, imaging and reservoir services and devices equipment repairs on a proportionate basis, and on licensing of multi-client data library for which invoices have not yet been presented to the customer.
Inventories
Inventories are stated at the lower of cost (primarily first-in, first-out method) or net realizable value. The Company provides reserves for estimated obsolescence or excess inventory equal to the difference between cost of inventory and its estimated net realizable value based upon assumptions about future demand for the Company’s products, market conditions and the risk of obsolescence driven by new product introductions.
Property, Plant and Equipment
Property, plant and equipment are stated at cost. Depreciation expense is provided straight-line over the following estimated useful lives:

Years
Machinery and equipment	3 – 7
Buildings	5 – 25
Seismic rental equipment	3 – 5
Leased equipment and other	3 – 10
Expenditures for major renewals and betterment, that increase the value or extend the economic useful life of the asset, are capitalized and depreciated. Repairs and maintenance are charged to expense as incurred. The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in “Other income (expense), net” in the consolidated statements of operations.
Long-lived Asset Impairment
The Company evaluates the recoverability of long-lived assets, including property, plant and equipment, when indicators of impairment exist, relying on a number of factors including operating results, business plans, economic projections and anticipated future cash flows. Impairment is recognized whenever anticipated future undiscounted cash flows the assets are expected to generate are estimated to be less than its carrying value. The amount of the impairment recognized is the difference between the carrying value of the asset and its fair value. No indicators of impairment were noted for 2020 and 2019 as such no impairment charge was recognized. For 2018, the Company identified an indicator of impairment as it relates to its cable-based ocean bottom acquisition technologies and recognized an impairment charge of $36.6 million.
Multi-Client Data Library
The multi-client data library consists of seismic surveys that are offered for licensing to customers on a non-exclusive basis. The capitalized costs include costs paid to third parties for the acquisition of data and related activities associated with the data creation activity and direct internal processing costs, such as salaries, benefits, computer-related expenses and other costs incurred for seismic data project design and management. For 2020, 2019 and 2018, the Company capitalized, as part of its multi-client data library, $6.7 million, $9.3million and $11.9 million, respectively, of direct internal processing costs.
The Company’s method of amortizing the costs of an in-process multi-client data library (the period during which the seismic data is being acquired and/or processed, referred to as the New Venture phase) consists of determining the percentage of actual revenue recognized to the total estimated revenues (which includes both revenues estimated to be realized during the New Venture phase and estimated revenues from the licensing of the resulting on-the-shelf data survey) and multiplying that percentage by the total cost of the project (the sales forecast method). The Company considers a multi-client data survey to be complete when all work on the creation of the seismic data is finished and that data survey is available for licensing. Once a multi-client data survey is complete, the data survey is considered on-the-shelf and the Company’s method of amortization is then the greater of (i) the sales forecast method or (ii) the straight-line basis over a four-year period, applied on a cumulative basis at the individual survey level. Under this policy, the Company first records amortization using the sales forecast method. The cumulative amortization recorded for each survey is then compared with the cumulative straight-line amortization. The four-year period utilized in this cumulative comparison commences when the data survey is determined to be complete. If the cumulative straight-line amortization is higher for any specific survey, additional amortization expense is recorded, resulting in accumulated amortization being equal to the cumulative straight-line amortization for such survey. The Company has determined the amortization period of four years based upon its historical experience indicating that the majority of its revenues from multi-client surveys are derived during the acquisition and processing phases and during four years subsequent to survey completion.
The Company estimates the ultimate revenue expected to be derived from a particular seismic data survey over its estimated useful economic life to determine the costs to amortize, if greater than straight-line amortization. That estimate is made by the Company at the project’s initiation. For a completed multi-client survey, the Company reviews the estimate quarterly. If during any such review, the Company determines that the ultimate revenue for a survey is expected to be materially more or less than the original estimate of ultimate revenue for such survey, the Company decreases or increases (as the case may be) the amortization rate attributable to the future revenue from such survey. In addition, in connection with such reviews, the Company evaluates the recoverability of the multi-client data library, and, if required, records an impairment charge with respect to such data. For 2020 and 2019, the Company wrote down its multi-client data library by $1.2 million and $9.1 million, respectively, for programs with capitalized costs exceeding the remaining sales forecast.
Goodwill
Goodwill represents the excess of costs over the fair value of the net assets acquired in connection with a business combination. Goodwill is allocated to reporting units, which are either the operating segment or one reporting level below the operating segment, which includes E&P Technology & Services, Optimization Software & Services and Devices. Goodwill is not amortized, but rather tested and assessed for impairment at least annually on December 31, or more frequently, if facts and circumstances indicate that the carrying amount may exceed fair value. The Company begins with a qualitative assessment by evaluating relevant events or circumstances to determine whether it is more likely than not that the fair value of a reporting unit exceeds its carrying amount. If the Company determined that it is more likely than not that a reporting unit’s carrying value exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess. To determine the fair value of these reporting units, the Company uses a discounted cash flow model, which includes a variety of level 3 inputs, as defined in Footnote 15 “Fair Value of Financial Instruments.” The key inputs for the model include the operational three-year forecast for the Company and the then-current market discount factor. Additionally, the Company compares the sum of the estimated fair values of the individual reporting units less consolidated debt to the Company’s overall market capitalization as reflected by the Company’s stock price. As a result of the Company’s quantitative assessment using a discounted cash flow analysis, the Company recorded an impairment charge of $4.2 million for the year ended December 31, 2020 related to its Optimization Software & Services reporting unit, which is included within the Operations Optimization segment. No impairment charge was recognized for the E&P Technology Services reporting unit for the year ended December 31, 2020. See further discussion below at Footnote 11 “Goodwill.”
Equity Method Investment
The Company determined that INOVA Geophysical Equipment Limited (“INOVA Geophysical” or “INOVA”) is a variable interest entity because the Company’s voting rights with respect to INOVA Geophysical are not proportionate to its ownership interest and substantially all of INOVA Geophysical’s activities are conducted on behalf of the Company and BGP Inc. (“BGP”), a subsidiary of China National Petroleum Corporation and a related party to the Company. The Company is not the primary beneficiary of INOVA Geophysical because it does not have the power to direct the activities of INOVA Geophysical that most significantly impact its economic performance. Accordingly, the Company does not consolidate INOVA Geophysical, but instead accounts for INOVA Geophysical using the equity method of accounting. Under this method, an investment is carried at the acquisition cost, plus the Company’s equity in undistributed earnings or losses since acquisition, less distributions received.
In 2014, the Company fully impaired its investment in INOVA reducing its equity investment in INOVA and its share of INOVA’s accumulated other comprehensive loss, both to zero. At December 31, 2020, the carrying value of this investment remains zero. The Company no longer records its equity in losses or earnings and has no obligation, implicit or explicit, to fund any expenses of INOVA Geophysical.
In March 2020, the Company announced an agreement to sell the Company’s 49% ownership interest in INOVA joint venture for $12.0 million, subject to regulatory approvals and other closing conditions. Closing of the transaction is expected in 2021.
Noncontrolling Interests
The Company has non-redeemable noncontrolling interests. Non-redeemable noncontrolling interests in majority-owned affiliates are reported as a separate component of equity in “Noncontrolling interests” in the consolidated balance sheets. Net income attributable to noncontrolling interests is stated separately in the consolidated statements of operations. The activity for this noncontrolling interest relates to proprietary processing projects in Brazil.
Revenue From Contracts With Customers
The Company derives revenue from the sale or license of (i) multi-client and proprietary data, imaging and reservoir services within its E&P Technology & Services segment; (ii) sale, license and repair of seismic data acquisition systems and other equipment; and (iii) sale or license of seismic command and control software systems and software solutions for operations management within its Operations Optimization segment. All E&P Technology & Services’ revenues and the services component of Optimization Software & Services’ revenues under Operations Optimization segment are classified as services revenues. All other revenues are classified as product revenues.
The Company uses a five-step model to determine proper revenue recognition from customer contracts. Revenue is recognized when (i) a contract is approved by all parties; (ii) the goods or services promised in the contract are identified; (iii) the consideration the Company expects to receive in exchange for the goods or services promised is determined; (iv) the consideration is allocated to the goods and services in the contract; and (v) control of the promised goods or services is transferred to the customer. The Company does not disclose the value of contractual future performance obligations such as backlog with an original expected length of one year or less. See further discussion below at Footnote 4 “Revenue from Contracts with Customers.”
Research, Development and Engineering
Research, development and engineering costs primarily relate to activities that are designed to improve the quality of the subsurface image and overall acquisition economics of the Company’s customers. The costs associated with these activities are expensed as incurred. These costs include prototype material and field testing expenses, along with the related salaries and stock-based compensation, facility costs, consulting fees, tools and equipment usage and other miscellaneous expenses associated with these activities.
Stock-Based Compensation
The Company issues stock-based payment awards to employees and directors, including employee stock options, restricted stock units, restricted stocks and stock appreciation rights. The Company estimates the value of stock-based payment awards on the date of grant using an option pricing model such as Black-Scholes or Monte Carlo simulation. The determination of the fair value of stock-based payment awards is affected by the Company’s stock price as well as assumptions regarding a number of subjective variables. These variables include, but are not limited to, expected stock price volatility over the term of the awards, actual and projected stock-based instrument exercise behaviors, risk-free interest rate and expected dividends. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company recognizes stock-based compensation expense on the straight-line basis over the requisite service period of each award that are ultimately expected to vest.
Income Taxes
Income taxes are accounted for under the liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. The Company records a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized (see Footnote 8 “Income Taxes”). The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
(2)   Recent Accounting Pronouncements
Accounting Pronouncements Recently Adopted
On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments.” The

guidance replaces the incurred loss impairment methodology under the current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates referred to as the current expected credit loss (“CECL”) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets ranging from short-term accounts receivables to long-term receivable financing. The Company adopted the standard using the prospective transition approach for its trade receivables and unbilled receivables. The adoption of the standard had no material impact on the Company’s consolidated financial statements.
On January 1, 2020, the Company adopted ASU 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” This guidance simplifies the accounting for goodwill impairment by eliminating step 2 from the goodwill impairment test. As a result, an entity should recognize a goodwill impairment charge for the amount by which the reporting unit’s carrying amount exceeds its fair value. If fair value exceeds the carrying amount, no impairment should be recorded. Any loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. Impairment loss on goodwill cannot be reversed once recognized. As a result of the Company’s quantitative assessment using a discounted cash flow analysis, the Company recorded an impairment charge of $4.2 million for the year ended December 31, 2020 related to its Optimization Software & Services reporting unit, which is included within the Operations Optimization segment. No impairment charge was recognized for the E&P Technology Services reporting unit for the year ended December 31, 2020. See further discussion below at Footnote 11 “Goodwill.”
On December 31, 2020, the Company adopted ASU 2020-04, “Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” This guidance provides temporary optional expedients and exceptions to the GAAP guidance on contract modifications and hedge accounting to ease the financial reporting burdens of the expected market transition from the London Interbank Offered Rate (“LIBOR”) and other interbank offered rates to alternative reference rates, such as the Secured Overnight Financing Rate. Entities can elect not to apply certain modification accounting requirements to contracts affected by what the guidance calls reference rate reform, if certain criteria are met. An entity that makes this election would not have to remeasure the contracts at the modification date or reassess a previous accounting determination. Entities can elect various optional expedients for hedging relationships affected by reference rate reform, if certain criteria are met. Entities can make a one-time election to sell and/or transfer to available for sale or trading any held-to-maturity (“HTM”) debt securities that refer to an interest rate affected by reference rate reform and were classified as HTM before January 1, 2020. The guidance is effective upon issuance and generally can be applied through December 31, 2022. The adoption of the standard had no material impact on the Company’s consolidated financial statements.
The Securities and Exchange Commission (“SEC”) has adopted new rules for registered debt securities that make it easier for entities to qualify for an exception to the requirement that it file separate financial statements for subsidiary issuers and guarantors. The rules also significantly streamline, and in some cases eliminate, the disclosures an entity must provide in lieu of the subsidiary’s audited financial statements. The rules require certain enhanced narrative disclosures, including the terms and conditions of the guarantees and how the legal obligations of the issuer and guarantor, as well as other factors, may affect payments to holders of the debt securities. The rules are effective January 4, 2021 with early compliance permitted. As of December 31, 2020, the Company adopted the amended rule whereby the Company provides a more detailed narrative disclosure of guarantees with summarized financial information of the parent company, guarantors and non-guarantors including any consolidating adjustments. The amended disclosure is now included within Part II. Item 7. “Liquidity and Capital Resources”.
(3)   Segment and Geographic Information
The Company evaluates and reviews its results based on two reporting segments: E&P Technology & Services and Operations Optimization.
The segments represent components of the Company for which separate financial information is available that is utilized on a regular basis by the Chief Operating Decision Maker in determining how to allocate resources and evaluate performance. The Company measures segment operating results based on income (loss) from operations.

A summary of segment information follows (in thousands):
	Years Ended December 31,
	2020	2019	2018
Net revenues:
E&P Technology & Services:
New Venture	$10,798	$31,188	$69,685
Data Library	65,790	71,847	47,095
Total multi-client revenues	76,588	103,035	116,780
Imaging and Reservoir Services	15,179	22,543	19,740
Total	$91,767	$125,578	$136,520
Operations Optimization:
Optimization Software & Services	$14,137	$23,140	$21,129
Devices	16,770	25,961	22,396
Total	$30,907	$49,101	$43,525
Total net revenues	$122,674	$174,679	$180,045
Gross profit (loss):
E&P Technology & Services	$29,243	$35,699	$43,369
Operations Optimization	12,414	24,323	22,293
Segment gross profit	41,657	60,022	65,662
Other	—	—	(6,042)(d)
Total gross profit	$41,657	$60,022	$59,620
Gross margin:
E&P Technology & Services	32%	28%	32%
Operations Optimization	40%	50%	51%
Segment gross margin	34%	34%	36%
Other	—%	—%	(3)%
Total	34%	34%	33%
Income (loss) from operations:
E&P Technology & Services	$13,134(a)	$8,833(a)	$21,758
Operations Optimization	(4,556)(b)	8,189	7,295
Support and other	(23,167)	(41,481)	(83,325)(e)
Loss from operations	(14,589)	(24,459)	(54,272)
Interest expense, net	(13,805)	(13,074)	(12,972)
Other income (expense), net	6,898(c)	(1,617)	(436)
Loss before income taxes	$(21,496)	$(39,150)	$(67,680)

(a)
Includes impairment of multi-client data library of $1.2 million and $9.1 million for the year ended December 31, 2020 and 2019, respectively.

(b)
Includes impairment of goodwill of $4.2 million for the year ended December 31, 2020.

(c)
Includes amortization of the government relief funding expected to be forgiven of $6.9 million for the year ended December 31, 2020.

(d)
Relates to gross loss primarily related to depreciation expense of previously reported Ocean Bottom Integrated Technologies segment.

(e)
Includes loss from operations of previously reported Ocean Bottom Integrated Technologies segment of $11.1 million for the year ended December 31, 2018, which includes Other’s gross profit above, operating expenses of $5.1 million for the year ended December 31, 2018, stock appreciation right awards and related expenses $2.1 million for the year ended December 31, 2018 and impairment charge of $36.6 million for the year ended December 31, 2018.
Intersegment sales are insignificant for all periods presented.
	Years Ended December 31,
	2020	2019	2018
Depreciation and amortization expense (including multi-client data library) :
E&P Technology & Services	$24,581	$41,813	$51,673
Operations Optimization	1,234	940	995
Support and other	481	445	5,083(a)
Total	$26,296	$43,198	$57,751

(a)
Includes depreciation and amortization of previously reported Ocean Bottom Integrated Technologies segment of $4.2 million.

Depreciation and amortization expense recorded within cost of services and operating expenses in the consolidated statements of operations is allocated to segments based upon use of the underlying assets.
	December 31,
	2020	2019
Total assets:
E&P Technology & Services	$92,075	$133,787
Operations Optimization	45,109	56,927
Support and other	56,409	42,480
Total	$193,593	$233,194
A summary of total assets by geographic area follows (in thousands):
	December 31,
	2020	2019
North America	$94,923	$104,808
Middle East	45,823	48,932
Europe	28,738	37,946
Latin America	19,771	34,633
Other	4,338	6,875
Total	$193,593	$233,194
A summary of property, plant and equipment and multi-client data library, net of accumulated depreciation, amortization and impairment, by geographic area follows (in thousands):

	December 31,
	2020	2019
North America	44,188	56,566
Latin America	14,301	14,826
Europe	1,862	2,095
Middle East	62	73
Other	12	12
Total	$60,425	$73,572
A summary of net revenues by geographic area follows (in thousands):
	Years Ended December 31,
	2020	2019	2018
Latin America	$43,389	$64,627	$91,833
Africa	27,132	28,203	21,482
Europe	17,950	22,102	18,509
Asia Pacific	16,696	18,321	21,587
North America	9,521	27,953	19,029
Middle East	3,187	7,347	3,728
Other	4,799	6,126	3,877
Total	$122,674	$174,679	$180,045
Product revenues are allocated to geographic locations on the basis of the ultimate destination of the equipment, if known. If the ultimate destination of such equipment is not known, product revenues are allocated to the geographic location of initial shipment. Service revenues, which primarily relate to our E&P Technology & Services segment, are allocated based upon the billing location of the customer and the geographic location of the data.
(4)   Revenue from Contracts with Customers
Multi-client and Proprietary Surveys, Imaging and Reservoir Services — As multi-client seismic surveys are being designed, acquired or processed (the “New Venture” phase), the Company enters into non-exclusive licensing arrangements with its customers, who pre-fund or underwrite these acquisition programs in part. License revenues from these surveys are recognized during the New Venture phase as the seismic data is acquired and/or processed on a proportionate basis as work is performed and control is transferred to the customer. Under this method, the Company recognizes revenue based upon quantifiable measures of progress, such as kilometers acquired or surveys of performance completed to date. Upon completion of a multi-client seismic survey, it is considered “on-the-shelf,” and licenses to the survey data are granted to customers on a non-exclusive basis.
The Company also performs seismic surveys, imaging and other services under contracts with specific customers, whereby the seismic data is owned by those customers. The Company recognizes revenue as the seismic data is acquired and/or processed on a proportionate basis as work is performed. The Company uses quantifiable measures of progress consistent with its multi-client seismic surveys.
Acquisition Systems and Other Seismic Equipment — For sales of seismic data acquisition systems and other seismic equipment, the Company recognizes revenue when control of the goods has transferred to the customer. Transfer of control generally occurs when (i) the Company has a present right to payment; (ii) the customer has legal title to the asset; (iii) the Company has transferred physical possession of the asset; and (iv) the customer has significant rewards of ownership; or (v) the customer has accepted the asset.
Software — Licenses for the Company’s navigation, survey design, quality control and offshore operations optimization software systems provide the customer with a right to use the software. The Company offers usage-based licenses under which it receives a monthly fee based on the number of vessels and licenses used. For these usage-based licenses, revenue is recognized as the performance obligations are performed over the contract term, which is generally two to five years. In addition to usage-based licenses, the Company offers perpetual software licenses as it exists when made available to the customer. Revenue from these licenses is recognized upfront at the point in time when the software is made available to the customer.
These arrangements generally include the Company providing related services, such as training courses, engineering services and annual software maintenance. The Company allocates consideration to each element of the arrangement based upon directly observable or estimated standalone selling prices. Revenue is recognized for these services as control transfers to the customer over time. The Company does not have any contractual future performance obligations with an original term of over one year.
Revenue by Segment and Geographic Area
See Footnote 3 “Segment and Geographic Information” for revenue by segment and revenue by geographic area for 2020, 2019 and 2018.
Unbilled Receivables
Unbilled receivables balances relate to revenues recognized on multi-client surveys, imaging and reservoir services and devices equipment repairs on a proportionate basis, and on licensing of multi-client data libraries for which invoices have not yet been presented to the customer. The following table is a summary of unbilled receivables (in thousands):
	December 31,
	2020	2019
New Venture	$9,158	$5,222
Imaging and Reservoir Services	680	6,539
Devices	1,424	54
Total	$11,262	$11,815
The changes in unbilled receivables were as follows (in thousands):
Unbilled receivables at December 31, 2019	$11,815
Recognition of unbilled receivables(a)	117,528
Revenues billed to customers(a)	(118,081)
Unbilled receivables at December 31, 2020	$11,262

(a)
Includes all gross revenue recognition and related billing activity of the Company. As a matter of process, all net revenue recognized is initially reflected as an unbilled receivable and subsequently billed to customers, as applicable, including net revenue for all of software and a portion of devices within the Operations Optimization segment, although they are billed at the time of recognition.

Deferred Revenue
Billing practices are governed by the terms of each contract based upon achievement of milestones or pre-agreed schedules. Billing does not necessarily correlate with revenue recognized on a proportionate basis as work is performed and control is transferred to the customer. Deferred revenue represents cash received in excess of revenue not yet recognized as of the reporting period, but will be recognized in future periods. The following table is a summary of deferred revenues (in thousands):

	December 31,
	2020	2019
New Venture	$2,169	$1,956
Imaging and Reservoir Services	665	1,501
Devices	48	452
Optimization Software & Services	766	642
Total	$3,648	$4,551
The changes in deferred revenues were as follows (in thousands):
Deferred revenue at December 31, 2019	$4,551
Cash collected in excess of revenue recognized	4,243
Recognition of deferred revenue(a)	(5,146)
Deferred revenue at December 31, 2020	$3,648

(a)
The majority of deferred revenue recognized relates to Company’s Ventures group.

The Company expects to recognize a majority of deferred revenue within the next twelve months.
Credit Risks
In 2020, the Company had two customers with sales that exceeded 10% of the consolidated net revenues. Revenues related to these customer are included within the E&P Technology & Services segment. In 2019, the Company had one customer with sales that exceeded 10% of the consolidated net revenues. In 2018, the Company had two customers with sales that exceeded 10% of the consolidated net revenues. Revenues related to these customer are included within the E&P Technology & Services segment.
At December 31, 2020, the Company had three customers with balances that, combined, accounted for 51% of the Company’s total combined accounts receivable and unbilled receivable balances. At December 31, 2019, the Company had two customers with a balance that accounted for 29% of the Company’s total combined accounts receivable and unbilled receivable balances.
The Company routinely evaluates the financial stability and creditworthiness of its customers. The Company has a corporate credit policy that is intended to minimize the risk of financial loss due to a customer’s inability to pay. Credit coverage decisions for customers are based on references, payment histories, financial and other data. The Company utilizes a third party trade credit insurance policy. The Company has historically not extended long-term credit to its customers.
Concentration of Foreign Sales Risk
The majority of the Company’s foreign sales are denominated in U.S. dollars. For 2020, 2019 and 2018, international sales comprised 92%, 84% and 89%, respectively, of total net revenues. The volatility in oil prices resulting from COVID-19 have impacted the global market throughout 2020. To the extent that world events or economic conditions negatively affect the Company’s future sales to customers in many regions of the world, as well as the collectability of the Company’s existing receivables, the Company’s future results of operations, liquidity and financial condition would be adversely affected.

(5)   Long-term Debt
The following is a summary of long-term debt and lease obligation (in thousands):
	December 31,
	2020	2019
Senior secured second-priority lien notes (maturing December 15, 2021)	$120,569	$120,569
Revolving credit facility (maturing August 16, 2023)(a)	22,500	—
Equipment finance leases (see Footnote 14)	734	1,869
Other debt	905	972
Costs associated with issuances of debt	(977)	(1,951)
Total	143,731	121,459
Current maturities of long-term debt	(143,731)	(2,107)
Long-term debt, net of current maturities	$—	$119,352

(a)
The maturity of the revolving credit facility will accelerate if the Company is unable to repay or extend the maturity of the Existing Second Lien Notes (see detailed discussion below in “Revolving Credit Facility”).

Existing Second Lien Notes
At December 31, 2020, ION Geophysical Corporation’s had $120.6 million in aggregate principal amount outstanding of its 9.125% Senior Secured Second Priority Notes, which mature on December 15, 2021 (the “Existing Second Lien Notes”). The Existing Second Lien Notes are senior secured second-priority obligations guaranteed by the Material U.S. Subsidiaries and the Mexican Subsidiary (each as defined above and herein below, with the reference to the Existing Second Lien Notes, the “Guarantors”). Interest on the Existing Second Lien Notes is payable semiannually in arrears on June 15 and December 15 of each year during their term, except that the interest payment otherwise payable on June 15, 2021 will be payable on December 15, 2021.
The April 2016 indenture governing the Existing Second Lien Notes contains certain covenants that, among other things, limits or prohibits ION Geophysical Corporation’s ability and the ability of its restricted subsidiaries to take certain actions or permit certain conditions to exist during the term of the Existing Second Lien Notes, including among other things, incurring additional indebtedness in excess of permitted indebtedness, creating liens, paying dividends and making other distributions in respect of ION Geophysical Corporation’s capital stock, redeeming ION Geophysical Corporation’s capital stock, making investments or certain other restricted payments, selling certain kinds of assets, entering into transactions with affiliates, and effecting mergers or consolidations. These and other restrictive covenants contained in the Existing Second Lien Notes Indenture are subject to certain exceptions and qualifications. All of ION Geophysical Corporation’s subsidiaries are currently restricted subsidiaries.
At December 31, 2020, the Company was in compliance with all of the covenants under the Existing Second Lien Notes.
On or after December 15, 2019, the Company may, on one or more occasions, redeem all or a part of the Existing Second Lien Notes at the redemption prices set forth below, plus accrued and unpaid interest and special interest, if any, on the Existing Second Lien Notes redeemed during the twelve-month period beginning on December 15th of the years indicated below:
Date	Percentage
2020	103.5%
2021	100.0%
The Company entered into a Restructuring Support Agreement with holders of the Existing Second Lien Notes representing approximately 92% of the aggregate principal amount outstanding under our

Existing Second Lien Notes, in connection with the Restructuring Transactions as further discussed in Footnote 1 “Summary of Significant Accounting Policies.”
Revolving Credit Facility
On August 16, 2018, ION and its material U.S. subsidiaries — GX Technology Corporation, ION Exploration Products (U.S.A.), Inc. and I/O Marine Systems, Inc. (the “Material U.S. Subsidiaries”) — along with GX Geoscience Corporation, S. de R.L. de C.V., a limited liability company (Sociedad de Responsibilidad Limitada de Capital Variable) organized under the laws of Mexico, and a subsidiary of the Company (the “Mexican Subsidiary”), (the Material U.S. Subsidiaries and the Mexican Subsidiary are collectively, the “Subsidiary Borrowers”, together with ION Geophysical Corporation are the “Borrowers”) — the financial institutions party thereto, as lenders, and PNC, as agent for the lenders, entered into that certain Third Amendment and Joinder to Revolving Credit and Security Agreement (the “Third Amendment”), amending the Revolving Credit and Security Agreement, dated as of August 22, 2014 (as previously amended by the First Amendment to Revolving Credit and Security Agreement, dated as of August 4, 2015 and the Second Amendment to Revolving Credit and Security Agreement, dated as of April 28, 2016, the “Credit Agreement”). The Credit Agreement, as amended by the First Amendment, the Second Amendment and the Third Amendment is herein called, the “Credit Facility”).
The Credit Facility is available to provide for the Borrowers’ general corporate needs, including working capital requirements, capital expenditures, surety deposits and acquisition financing.
The Credit Facility matures on August 16, 2023 and is subject to the Company’s retirement or extension of the maturity date of the Existing Second Lien Notes. If by September 15, 2021 the Company has not (1) repaid the Existing Second Lien Notes, (2) extended the maturity of the Existing Second Lien Notes to a date not earlier than October 31, 2023, or (3) submitted a written proposal to PNC summarizing its plan to either repay or extend the Existing Second Lien Notes that has been approved by PNC, then the Credit Facility shall immediately become due and payable on such date. If the written proposal is submitted and approved by PNC by September 15, 2021, but if the Company is unable to execute the approved proposal on or before October 31, 2021, the Credit Facility shall immediately become due and payable on such date.
The Company also entered into the PNC Restructuring Support Agreement that will allow the Company, among others, to consummate and implement the Restructuring Transactions and waive any going concern event of default that would otherwise occur under the Company’s Credit Facility.
The maximum interest rate in the Credit Facility is 3% per annum for domestic rate loans and 4% per annum for LIBOR rate loans with a minimum interest rate of 2% for domestic rate loans and 3% for LIBOR rate loans based on a leverage ratio for the preceding four-quarter period. The terms include a minimum excess borrowing availability threshold (excess borrowing availability less than $6.25 million for five consecutive days or $5.0 million on any given day), which (if the Borrowers have minimum excess borrowing availability below any such threshold) triggers the agent’s right to exercise dominion over cash and deposit accounts.
The maximum amount available under the Credit Facility is the lesser of $50.0 million or a monthly borrowing base. The borrowing base under the Credit Facility will increase or decrease monthly using a formula based on certain eligible receivables, eligible inventory and other amounts, including a percentage of the net orderly liquidation value of the Borrowers’ multi-client data library (not to exceed $28.5 million for the multi-client data library component). The borrowing base calculation includes the eligible billed receivables of the Mexican Subsidiary up to a maximum of $5.0 million. At December 31, 2020, there was $22.5 million outstanding indebtedness under the Credit Facility and the undrawn remaining borrowing base capacity was $7.4 million.
The obligations of Borrowers under the Credit Facility are secured by a first-priority security interest in 100% of the stock of the Subsidiary Borrowers and 65% of the equity interest in ION International Holdings L.P. and by substantially all other assets of the Borrowers. However, the first-priority security interest in the other assets of the Mexican Subsidiary is capped to a maximum exposure of $5.0 million.
The Credit Facility contains covenants that, among other things, limit or prohibit the Borrowers, subject to certain exceptions and qualifications, from incurring additional indebtedness in excess of permitted indebtedness (including finance lease obligations), repurchasing equity, paying dividends or distributions, granting or incurring additional liens on the Borrowers’ properties, pledging shares of the Borrowers’ subsidiaries, entering into certain merger transactions, entering into transactions with the Company’s affiliates, making certain sales or other dispositions of the Borrowers’ assets, making certain investments, acquiring other businesses and entering into sale-leaseback transactions with respect to the Borrowers’ property. The Credit Facility contains customary event of default provisions (including a “change of control” event affecting ION Geophysical Corporation), the occurrence of which could lead to an acceleration of the Company’s obligations under the Credit Facility.
The Credit Facility requires that the Borrowers maintain a minimum fixed charge coverage ratio of 1.1 to 1.0 as of the end of each fiscal quarter during the existence of a covenant testing trigger event. The fixed charge coverage ratio is defined as the ratio of (i) ION’s earnings before interest, taxes, depreciation and amortization (“EBITDA”), minus unfunded capital expenditures made during the relevant period, minus distributions (including tax distributions) and dividends made during the relevant period, minus cash taxes paid during the relevant period, to (ii) certain debt payments made during the relevant period. A covenant testing trigger event occurs upon (a) the occurrence and continuance of an event of default under the Credit Facility or (b) by a two-step process based on (i) a minimum excess borrowing availability threshold (excess borrowing availability less than $6.25 million for five consecutive business days or $5.0 million on any given business day), and (ii) the Borrowers’ unencumbered cash maintained in a PNC deposit account is less than the Borrowers’ then outstanding obligations.
At December 31, 2020, the Company was in compliance with all of the covenants under the Credit Facility.
(6)   Government Relief Funding
On April 11, 2020, the Company entered into a Note Agreement with PNC amounting to $6.9 million pursuant to the Coronavirus Aid, Relief, and Economic Security Act’s (“CARES Act”) Paycheck Protection Program (the “PPP Loan”). Amounts outstanding under the PPP Loan will bear interest at 1% per annum as of the date of disbursement. Interest will be calculated based on the actual number of days that principal is outstanding over a year of 360 days. The PPP Loan matures in two years after the receipt of the loan proceeds.
During fourth quarter 2020, the Company applied to PNC for forgiveness of the amount due on the PPP Loan in an amount based on the sum of the following costs incurred by the Company’s U.S. operations during the 24-week period beginning on the date of first disbursement (For payroll costs, it is beginning on the date of the first pay period following disbursement. For non-payroll costs, it is beginning on the date of first disbursement.) of the PPP Loan: (a) payroll costs; (b) any payment on a covered rent obligation; and (c) any covered utility payment. The amount of forgiveness shall be calculated (and may be reduced) in accordance with the requirements of the Paycheck Protection Program, including the provisions of Section 1106 of the CARES Act. The forgiveness amount will be subject to the Small Business Administration’s review. Any outstanding principal amount under the PPP Loan that is not forgiven shall convert to an amortizing term loan.
The Company recognized the PPP Loan following the government grant accounting by analogy to International Accounting Standards (“IAS”) 20, “Accounting for Government Grants and Disclosure of Government Assistance” (“IAS 20”). In accordance with IAS 20, a deferred income liability is recognized for the principal amount estimated to be forgiven and is amortized to other income on a systematic and rational basis. Any outstanding principal amount not expected to be forgiven is recognized as other debt. As the Company expects that the full amount of the PPP Loan will be forgiven, the entire $6.9 million was recognized as a deferred income liability during second quarter and fully amortized to other income in the consolidated statements of operations during the year, as the related expenses it was intended to offset were incurred from April 2020 to June 2020. If, despite the Company’s good-faith belief that given its circumstances the Company satisfied all eligible requirements for the PPP Loan, the Company is later determined to have not been in compliance with these requirements or it is otherwise determined that it was ineligible to receive the PPP Loan, the Company may be required to repay the PPP Loan in its entirety and/or be subject to additional penalties.

(7)   Net Loss per Common Share
Basic net loss per share is computed by dividing net loss attributable to ION by the weighted average number of common shares outstanding during the period. In computing diluted net income per share, basic net loss per share is adjusted based on the assumption that dilutive restricted stock and restricted stock unit awards have vested and outstanding dilutive stock options have been exercised and the aggregate proceeds were used to reacquire common stock using the average price of such common stock for the period. The total number of shares issuable pursuant to outstanding stock options at December 31, 2020, 2019 and 2018 were 533,320, 689,209 and 785,890, respectively, were excluded as their inclusion would have an anti-dilutive effect. The total number of shares issuable pursuant to restricted stock unit awards outstanding at December 31, 2020, 2019 and 2018 were 732,707, 908,754 and 1,044,125, respectively, were excluded as their inclusion would have an anti-dilutive effect.
(8)   Income Taxes
The sources of income (loss) before income taxes are as follows (in thousands):
	Years Ended December 31,
	2020	2019	2018
Domestic	$(32,705)	$(85,278)	$(59,212)
Foreign	11,209	46,128	(8,468)
Total	$(21,496)	$(39,150)	$(67,680)
Components of income taxes are as follows (in thousands):
	Years Ended December 31,
	2020	2019	2018
Current:
Federal	$(8)	$—	$—
State and local	(36)	2	65
Foreign	7,113	10,002	8,905
Deferred:
Federal	—	—	(346)
Foreign	8,547	(1,940)	(5,906)
Total income tax expense	$15,616	$8,064	$2,718
A reconciliation of the expected income tax expense on income (loss) before income taxes using the statutory federal income tax rate of 21% to income tax expense follows (in thousands):
	Years Ended December 31,
	2020	2019	2018
Expected income tax expense at 21%	$(4,514)	$(8,222)	$(14,213)
Foreign tax rate differential	(307)	(1,996)	74
Foreign tax differences	2,128	(327)	4,703
Global intangible low tax income inclusion	1,296	7,310	3,443
State and local taxes	(36)	2	65
Nondeductible expenses	134	865	1,604
Nontaxable PPP loan forgiveness	(1,454)	—	—
Valuation allowance on operations	18,369	10,432	7,042
Total income tax expense	$15,616	$8,064	$2,718

The tax effects of the cumulative temporary differences resulting in the net deferred income tax asset (liability) are as follows (in thousands):
	December 31,
	2020	2019
Deferred income tax assets:
Accrued expenses	$1,326	$1,588
Allowance accounts	6,560	6,161
Net operating loss carryforward	115,254	105,844
Equity method investment	35,292	35,292
Original issue discount	3,287	6,000
Interest limitation	14,645	10,132
Basis in identified intangibles	5,499	7,090
Tax credit carryforwards	4,733	5,070
Other	3,585	4,443
Total deferred income tax asset	190,181	181,620
Valuation allowance	(189,306)	(170,937)
Net deferred income tax asset	875	10,683
Deferred income tax liabilities:
Unbilled receivables	(875)	(1,949)
Total deferred income tax asset, net	$—	$8,734
A valuation allowance is established or maintained when it is “more likely than not” that all or a portion of deferred tax assets will not be realized. Based on all available positive and negative evidence, the Company believed that it is more likely than not that the Company’s deferred tax assets will not be realized. A significant item of objectively verifiable negative evidence is the substantial doubt that the Company will continue as a going concern within the next twelve months. As a result of this substantial doubt at December 31, 2020, the Company established a valuation allowance of $8.5 million on its net deferred tax assets of certain foreign subsidiaries. The Company will continue to record a valuation allowance until there is sufficient evidence to warrant reversal, including the removal of the substantial doubt that the Company will continue as a going concern.
In response to the global pandemic related to COVID-19, the President of the United States signed into law the CARES Act on March 27, 2020. The CARES Act provides numerous relief provisions for corporate taxpayers, including modifications of the utilization limitations on net operating losses, favorable expansions of the deduction for business interest expense under Internal Revenue Code Section 163(j), and the ability to accelerate timing of refundable AMT credits. For the year ended December 31, 2020, there were no material tax impacts to the consolidated financial statements as it relates to COVID-19 measures. The Company received $0.8 million of AMT credit refund for the year ended December 31, 2020. The Company continues to monitor additional guidance issued by the U.S. Treasury Department, the Internal Revenue Services (“IRS”) and others.
At December 31, 2020, the Company had U.S. net operating loss carryforwards of approximately $346.0 million, expiring in 2034 and beyond, and net operating loss carryforwards outside of the U.S. of approximately $169.5 million, the majority of which expires beyond 2025.
At December 31, 2020, the Company has approximately $0.4 million of unrecognized tax benefits and does not expect to recognize any significant increases in unrecognized tax benefits during the next twelve-month period. Interest and penalties, if any, related to unrecognized tax benefits are recorded in income tax expense. During 2020, 2019 and 2018, the aggregate changes in the Company’s total gross amount of unrecognized tax benefits are summarized as follows (in thousands):

	Years Ended December 31,
	2020	2019	2018
Beginning balance	$447	$447	$447
Increases in unrecognized tax benefits – current year positions	—	—	—
Decreases in unrecognized tax benefits – prior year position	—	—	—
Ending balance	$447	$447	$447
The Company’s U.S. federal tax returns for 2017 and subsequent years remain subject to examination by tax authorities. The Company is no longer subject to IRS examination for periods prior to 2017, although carryforward attributes that were generated prior to 2017 may still be adjusted upon examination by the IRS if they either have been or will be used in a future period. In the Company’s foreign tax jurisdictions, tax returns for 2015 and subsequent years generally remain open to examination.
At December 31, 2020, as a result of the going concern conclusion, the Company was no longer able to assert the permanent reinvestment of the undistributed earnings of its foreign subsidiaries. No additional tax liability was required to be accrued as the foreign subsidiary earnings and equity could be remitted to the United States without incurring incremental tax.
(9)   Litigations
WesternGeco
Settlement
On April 7, 2020, the Company entered into a settlement agreement with WesternGeco L.L.C. (“WesternGeco”) that ended the ongoing litigation.
Pursuant to the settlement agreement, WesternGeco granted the Company a license to the underlying patents, lifted the injunction that prevented the Company from manufacturing DigiFIN®in the United States and, on April 13, 2020, the District Court permanently dismissed the pending lawsuit.
In exchange, the Company agreed to pay WesternGeco a settlement based on future revenues from the Company’s multi-client data library, consisting of (1) small percentage of 2D multi-client data library sales for a ten-year period, and (2) the transfer of a majority of the Company’s future revenue share relating to the parties’ existing joint multi-client reimaging programs offshore Mexico.
Background
In June 2009, WesternGeco filed a lawsuit against the Company in the United States District Court for the Southern District of Texas (the “District Court”). In the lawsuit, styled WesternGeco L.L.C. v. ION Geophysical Corporation, WesternGeco alleged that the Company had infringed four of their patents concerning marine seismic surveys.
Trial began in July 2012, and the jury returned a verdict in August 2012. The jury found that the Company infringed the six “claims” contained in four of WesternGeco’s patents by supplying the Company’s DigiFIN lateral streamer control units from the United States. (In patent law, a “claim” is a technical legal term; an infringer infringes on one or more “claims” of a given patent.)
In May 2014, the District Court entered a Final Judgment against the Company in the amount of $123.8 million. The Final Judgment also enjoined the Company from supplying DigiFINs or any parts unique to DigiFINs in or from the United States.
As of 2018, the Company had paid WesternGeco the $25.8 million of the Final Judgment (the portion of the judgment representing reasonable royalty damages and enhanced damages, plus interest).
The balance of the judgment against the Company ($98.0 million), representing lost profits from surveys performed by the Company’s customers outside of the United States, plus interest) was vacated by the United States Court of Appeals for the Federal Circuit (the award of lost profit damages was vacated because the

Patent Trial and Appeal Board of the Patent and Trademark Office invalidated four of the five patent claims that could have supported an award of lost profit), and a new trial ordered, to determine what lost profit damages, if any, WesternGeco was entitled to.
As noted above, the lawsuit has been dismissed in accordance with the parties’ settlement agreement.
Other Litigation
In July 2018, the Company prevailed in an arbitration that it initiated against the Indian Directorate General of Hydrocarbons (“DGH”) relating to the Company’s ability to continue to license data under the Company’s IndiaSPAN program. The DGH filed a lawsuit in court in India to vacate the arbitration award; in connection with that lawsuit, the Company was ordered to escrow approximately $4.5 million in sales proceeds that it had received in respect of sales from the IndiaSPAN program, pending the outcome of the DGH’s challenge to the arbitration award. The Company challenged the escrow order, but on December 9, 2019, the Supreme Court of India ordered the Company to comply with it. The Company prepared a petition to file with the court to request that a March 2020 deadline to deposit approximately $4.5 million in escrow in early 2020 be extended due to the changes to the Company’s business, and to the markets, that have been spurred by the COVID-19 pandemic. The Company was unable to file the application because the courts in India were closed due to the pandemic (other than for emergencies), and were not accepting filings at that time. The Company served a copy of its draft petition on the DGH’s counsel and intends to file it, or an amended application, in advance of the next hearing, which has been repeatedly delayed due to the COVID-19 pandemic. The Company prevailed on the merits in the arbitration and expects to have that award upheld in Indian court, which would result in release of the Company’s portion of any money escrowed by the Company. The DGH’s request to vacate the arbitration award is currently scheduled to be heard by the court in India on March 5, 2021. The Company has not escrowed the money as of December 31, 2020.
(10)   Details of Selected Balance Sheet Accounts
Accounts Receivable
A summary of accounts receivable follows (in thousands):
	December 31,
	2020	2019
Accounts receivable, principally trade	$10,458	$29,548
Less: allowance for expected credit losses(a)	(2,413)	—
Accounts receivable, net	$8,045	$29,548

(a)
Allowance for expected credit losses primarily relates to two customers with outstanding receivable balance determined to be uncollectible in the fourth quarter of 2020.

Inventories
A summary of inventories follows (in thousands):
	December 31,
	2020	2019
Raw materials and purchased subassemblies	$18,638	$18,509
Work-in-process	1,218	2,079
Finished goods	4,417	4,932
Less: reserve for excess and obsolete inventories	(13,006)	(13,333)
Inventories, net	$11,267	$12,187

Total excess and obsolete inventory expense for 2020, 2019 and 2018 was $0.4 million, $0.5 million and $0.7 million, respectively.
Property, Plant and Equipment
A summary of property, plant and equipment follows (in thousands):
	December 31,
	2020	2019
Buildings	$15,675	$15,486
Machinery and equipment	120,949	133,048
Seismic rental equipment	2,003	1,669
Furniture and fixtures	3,172	3,347
Other(a)	30,287	31,142
Total	172,086	184,692
Less: accumulated depreciation	(126,022)	(134,951)
Less: impairment of long-lived assets	(36,553)	(36,553)
Property, plant, equipment and seismic rental equipment, net	$9,511	$13,188

(a)
Consists primarily of cable-based ocean bottom acquisition technologies that were fully impaired.

Total depreciation expense, including amortization of assets recorded under equipment finance leases, for 2020, 2019 and 2018 was $3.8 million, $3.1 million and $7.6 million, respectively.
For 2020 and 2019, the Company did not recognize any impairment.
Multi-Client Data Library
At December 31, 2020 and 2019, multi-client data library costs and accumulated amortization consisted of the following (in thousands):
	December 31,
	2020	2019
Gross costs of multi-client data creation	$1,021,758	$1,007,762
Less: accumulated amortization	(838,700)	(816,401)
Less: impairments to multi-client data library	(132,144)	(130,977)
Multi-client data library, net	$50,914	$60,384
Total amortization expense for 2020, 2019 and 2018 was $22.3 million, $39.5 million and $49.0 million, respectively.
For 2020 and 2019, the Company wrote down its multi-client data library by $1.2 million and $9.1 million, respectively, for programs with capitalized costs exceeding the remaining sales forecast.
Accrued Expenses
A summary of accrued expenses follows (in thousands):
	December 31,
	2020	2019
Compensation, including compensation-related taxes and commissions	$8,923	$15,218
Accrued multi-client data library acquisition costs	1,622	4,219
Income tax payable	3,512	5,367
Other	2,306	5,524
Total	$16,363	$30,328

(11)   Goodwill
Changes in the carrying amount of goodwill for 2020 and 2019 are as follows (in thousands):
	E&P Technology & Services	Optimization Software & Services	Total
Balance at January 1, 2019	$2,943	$19,972	$22,915
Impact of foreign currency translation adjustments	—	670	670
Balance at December 31, 2019	2,943	20,642	23,585
Impairment of goodwill	—	(4,150)	(4,150)
Impact of foreign currency translation adjustments	—	130	130
Balance at December 31, 2020	$2,943	$16,622	$19,565
The Company, following the qualitative consideration, assessed the relevant events and circumstances in evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. During the first quarter of 2020, markets for oil and gas, as well as other commodities and equities, experienced significant volatility and price declines amid concerns over the economic effects of the COVID-19 pandemic. As a result, the Company’s stock price experienced a significant decline. Based on these facts, the Company performed a goodwill impairment test at March 31, 2020 to determine if it was more likely than not that the fair value of certain reporting units was less than their carrying value.
The Company, following the quantitative consideration, compared the fair value of each reporting unit against its carrying value. If the carrying value of the reporting unit exceeds the fair value, an impairment loss shall be recognized in an amount equal to that excess. The fair value of each reporting unit at March 31, 2020 was determined using a discounted cash flow model. The Company utilized a discount rate of 19% for both reporting units. The Company used reasonable assumptions based on historical data supplemented by anticipated market conditions and estimated growth rates. However, given the uncertainty in determining the assumptions underlying a discounted cash flow analysis, actual results may differ which could result in additional impairment charges in the future.
As a result of this assessment, the Company recorded an impairment charge of $4.2 million for the year ended December 31, 2020 related to its Optimization Software & Services reporting unit, which is included within the Operations Optimization segment. No impairment charge was recognized for the E&P Technology Services reporting unit for the year ended December 31, 2020.
(12)   Stockholders’ Equity and Stock-based Compensation
Stock Option Plans
The Company has adopted stock option plans for eligible employees, directors and consultants, which provide for the granting of options to purchase shares of common stock. The options under these plans generally vest in equal annual installments over a four-year period and have a term of ten years. These options are typically granted at pre-established quarterly grant dates with an exercise price per share equal to or greater than the current market price and, upon exercise, are issued from the Company’s unissued common shares.
Transactions under the stock option plans are summarized as follows:

	Option Price per Share	Outstanding	Vested	Available for Grant
January 1, 2018	3.100 – 245.8585	890,341	435,278	488,403
Increase in shares authorized	—	—	—	1,200,000
Granted	24.50	10,000	—	(10,000)
Vested	—	—	153,944	—
Exercised	3.10	(70,086)	(70,086)	—
Cancelled/forfeited	3.10 – 245.85	(44,365)	(44,231)	2,568
Restricted stock granted out of option plans	—	—	—	(996,775)
Vested restricted stock forfeited or cancelled for employee minimum income taxes and returned to the plans	—	—	—	48,524
December 31, 2018	3.100 – 151.3535	785,890	474,905	732,720
Granted	6.79 – 8.43	20,000	—	(20,000)
Vested	—	—	167,991	—
Exercised	3.10	(86,900)	(86,900)	—
Cancelled/forfeited	13.15 – 107.85	(29,781)	(22,281)	10,799
Restricted stock granted out of option plans	—	—	—	(157,155)
Vested restricted stock forfeited or cancelled for employee minimum income taxes and returned to the plans	—	—	—	170,254
December 31, 2019	3.100 – 151.3535	689,209	533,715	736,618
Granted	—	—	—	—
Vested	—	—	96,497	—
Exercised	3.10	(5,000)	(5,000)	—
Cancelled/forfeited	3.10-107.85	(150,889)	(140,889)	76,460
Restricted stock granted out of option plans	—	—	—	(67,500)
Vested restricted stock forfeited or cancelled for employee minimum income taxes and returned to the plans	—	—	—	139,700
December 31, 2020	3.100 – 151.3535	533,320	484,323	885,278
Stock options outstanding at December 31, 2020 are summarized as follows:
Option Price per Share	Outstanding	Weighted Average Exercise Price of Outstanding Options	Weighted Average Remaining Contract Life (years)	Vested	Weighted Average Exercise Price of Vested Options
3.10 – 57.90	386,123	$17.70	6.3	337,126	$18.30
61.05 – 71.85	53,835	$61.19	2.9	53,835	$61.19
81.60 – 99.60	75,030	$89.31	1.8	75,030	$89.31
106.05 – 151.35	18,332	$110.17	0.4	18,332	$110.17
Totals	533,320	$35.34	4.8	484,323	$37.54
Additional information related to the Company’s stock options follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (000’s)
Total outstanding at January 1, 2020	689,209	$37.78		5.5	$1,071
Options granted	—	$—	$—
Options exercised	(5,000)	$3.10
Options cancelled	(10,000)	$6.79
Options forfeited	(140,889)	$50.43
Total outstanding at December 31, 2020	533,320	$35.34		4.8	$—
Options exercisable and vested at December 31, 2020	484,323	$37.54		4.8	$—
The total intrinsic value of options exercised during 2020, 2019 and 2018 was less than $0.1 million, $0.6 million and $1.4 million, respectively. Cash received from option exercises under all share-based payment arrangements for 2020, 2019 and 2018 was less than $0.1 million, $0.1 million, and $0.2 million, respectively. The weighted average grant date fair value for stock option awards granted during 2020, 2019 and 2018 was zero, $4.91 and $15.23 per share, respectively.
The Company calculated the fair value of each stock option on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for each respective period:
	Years Ended December 31,
	2020	2019	2018
Risk-free interest rates	—%	2.78%	2.78%
Expected lives (in years)	0.0	5.0	5.0
Expected dividend yield	—%	—%	—%
Expected volatility	—%	73.67%	73.67%
The computation of expected volatility was based on an equally weighted combination of historical volatility and market-based implied volatility. Historical volatility was calculated from historical data for a period of time approximately equal to the expected term of the option award, starting from the date of grant. Market-based implied volatility was derived from traded options on the Company’s common stock having a term of six months. The Company’s computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The risk-free interest rate assumption is based upon the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option.
Restricted Stock and Restricted Stock Unit Plans
On November 30, 2018, the Company’s stockholders approved certain amendments to the Company’s Second Amended and Restated 2013 Long-term Incentive Plan (the “2013 LTIP”) including increasing the total number of shares of common stock available for issuance under the 2013 LTIP by 1.2 million shares, for a total of approximately 1.7 million shares, eliminating the restriction on the number of shares in the 2013 LTIP that can be issued as full value awards and certain other technical updates and clarifications related to Section 162(m) of the internal revenue code, as amended.
The Company has issued restricted stock and restricted stock units under the Company’s 2013 LTIP, as amended and other applicable plans. Restricted stock units are awards that obligate the Company to issue a specific number of shares of common stock in the future if continued service vesting requirements are met. Non-forfeitable ownership of the common stock will vest over a period as determined by the Company in its sole discretion, generally in equal annual installments over a three-year period. Shares of restricted stock awarded may not be sold, assigned, transferred, pledged or otherwise encumbered by the grantee during the vesting period.

On December 1, 2018, the Company issued 900,002 restricted stocks to selected employees with a grant date fair value $7.19, $6.51 and $5.89 for each of the tranches. The vesting of these restricted stocks is achieved through both a market condition and a service condition. The market condition is achieved, in part or in full, in the event that during the three-year period beginning on the date of grant the 20-day trailing volume-weighted average price of a share of common stock reaches or exceeds (i) $17.50 for the first 1/3 of the awards, (ii) $22.50 for the second 1/3 of the awards, and (iii) $27.50 for the final 1/3 of the awards. The service condition restricts the ability of the holders to exercise awards until certain service milestones have been reached such that (i) no more than 1/3 of the awards may be exercised, if vested, on and after the first anniversary of the date of grant, (ii) no more than 2/3 of the awards may be exercised, if vested, on and after the second anniversary of the date of grant and (iii) all of the awards may be exercised, if vested, on and after the third anniversary of the date of grant.
The status of the Company’s restricted stock and restricted stock unit awards for 2020 follows:
Number of Shares/Units
Total nonvested at January 1, 2020	908,754
Granted	67,500
Vested	(151,346)
Forfeited	(92,201)
Total nonvested at December 31, 2020	732,707
At December 31, 2020, 2019 and 2018, the intrinsic value of restricted stock and restricted stock unit awards was approximately $1.8 million, $7.9 million and $5.4 million, respectively. The weighted average grant date fair value for restricted stock and restricted stock unit awards granted during 2020, 2019 and 2018 was $3.27, $7.98 and $10.60 per share, respectively. The total fair value of shares vested during 2020, 2019 and 2018 was $0.4 million, $2.1 million and $3.8 million, respectively.
Stock Appreciation Rights Plan
The Company has adopted a stock appreciation rights plan which provides for the award of stock appreciation rights (“SARs”) to directors and selected key employees and consultants. The awards under this plan are subject to the terms and conditions set forth in agreements between the Company and the holders. The exercise price per SAR is not to be less than one hundred percent of the fair market value of a share of common stock on the date of grant of the SAR. The term of each SAR shall not exceed ten years from the grant date. Upon exercise of a SAR, the holder shall receive a cash payment in an amount equal to the spread specified in the SAR agreement for which the SAR is being exercised. In no event will any shares of common stock be issued, transferred or otherwise distributed under the plan.
On December 1, 2018, the Company issued 960,009 SARs awards to selected employees with an exercise price of $8.85 (“2018 SARs”). None of these 2018 SARs were awarded to non-employee directors. The 2018 SARs have the same service and market vesting conditions as the restricted stocks issued on December 1, 2018, as described above. The maximum value of each 2018 SARs is capped at $18.65 (the spread between the share price cap of $27.50 and the $8.85 per award price). At December 31, 2020, there were 617,912 2018 SARs outstanding and unvested.
The 2018 SARs are considered liability awards and as such, these amounts are incrementally accrued in the liability section of the consolidated balance sheets. The Company calculated the fair value of each 2018 SARs award using the following assumptions:
	Years Ended December 31,
	2020	2019
Risk-free interest rates	0.7%	1.9%
Expected lives (in years)	5.31	5.31
Expected dividend yield	—%	—%
Expected volatility	94.7%	79.0%

On March 1, 2016, the Company issued 1,210,000 SARs awards to 15 selected key employees with an exercise price of $3.10 (“2016 SARs”). None of these 2016 SARs were awarded to non-employee directors. The vesting of these 2016 SARs is achieved through both a market condition and a service condition. The market condition is achieved, in part or in full, in the event that during the four-year period beginning on the date of grant the 20-day trailing volume-weighted average price of a share of common stock is (i) greater than 120% of the exercise price for the first 1/3 of the awards, (ii) greater than 125% of the exercise price for the second 1/3 of the awards and (iii) greater than 130% of the exercise price for the final 1/3 of the awards. The service condition restricts the ability of the holders to exercise awards until certain service milestones have been reached such that (i) no more than 1/3 of the awards may be exercised, if vested, on and after the first anniversary of the date of grant, (ii) no more than 2/3 of the awards may be exercised, if vested, on and after the second anniversary of the date of grant and (iii) all of the awards may be exercised, if vested, on and after the third anniversary of the date of grant. The maximum value of each 2016 SARs is capped at $19.40 (the spread between the share price cap of $22.50 and the $3.10 per award price). At December 31, 2020, there were 136,670 2016 SARs outstanding and vested.
On December 13, 2017, the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company authorized and approved the acceleration of the vesting date to December 13, 2017 for the second tranche of the Company’s outstanding 2016 SARs. The second tranche of the 2016 SARs awards was originally scheduled to vest on March 1, 2018. The vesting of the second tranche of the 2016 SARs awards was accelerated to facilitate the exercise by the 2016 SARs participants, if they so choose, of a larger portion of the 2016 SARs awards prior to year-end, as such an exercise would minimize the potential cash flow impact of any such exercise in the first quarter of 2018, would mitigate the ongoing mark to market accounting requirements for cash-settled 2016 SARs, and would afford the 2016 SARs participants liquidity to invest in common stock of the Company to further align their interests with those of the Company’s stockholders. Participants exercised 663,330 SARs awards at a $9.95 gain per share.
The 2016 SARs are considered liability awards and as such, these amounts are incrementally accrued in the liability section of the consolidated balance sheets. The Company calculated the fair value of each 2016 SARs award on the date of grant and remeasured at each reporting period. The 2016 SARs awards are measured at intrinsic value (i.e. the difference between the market price on the last day of the quarter and the strike price of the awards multiply by the number of awards vested) and marked to market each quarter until settled.
Additional information related to the Company’s SARs follows:
	Number of Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (years)	Aggregate Intrinsic Value (000’s)
Total outstanding at January 1, 2018	565,864	$13.49
SARs granted	960,009	$8.85	$8.85
SARs exercised	(34,999)	$3.10
SARs forfeited	(9,333)	$45.00
Total outstanding at December 31, 2018	1,481,541	$10.53
SARs exercised	(158,334)	$3.10
SARs cancelled	(368,528)	$20.99
Total outstanding at December 31, 2019	954,679	$7.73
SARs exercised	—	$—
SARs cancelled	(150,097)	$8.85
SARs forfeited	(50,000)	$3.10
Total outstanding at December 31, 2020	754,582	$7.81		6.6	$—
SARs exercisable and vested at December 31, 2020	177,665	$4.43		6.6	$—

Stock-based Compensation Expense
The following tables summarizes stock-based compensation expense for 2020, 2019 and 2018 as follows (in thousands):
	Years Ended December 31,
	2020	2019	2018
Stock-based compensation expense	$2,043	$4,701	$3,337
Tax benefit related thereto	(421)	(972)	(698)
Stock-based compensation expense, net of tax	$1,622	$3,729	$2,639
	Years Ended December 31,
	2020	2019	2018
Stock appreciation rights (credit) expense	$(2,493)	$2,910	$822
Tax (benefit) expense related thereto	523	(611)	(173)
Stock appreciation rights (credit) expense, net of tax	$(1,970)	$2,299	$649
(13)   Supplemental Cash Flow Information and Non-Cash Activity
Supplemental disclosure of cash flow information follows (in thousands):
	Years Ended December 31,
	2020	2019	2018
Cash paid during the period for:
Interest	$12,520	$12,381	$12,463
Income taxes	8,156	11,065	3,260
Non-cash items from investing and financing activities:
Purchase of computer equipment financed through capital leases	—	—	3,297
Investment in multi-client data library financed through trade payables and accruals	—	6,649	4,956
The following table is a reconciliation of cash, cash equivalent and restricted cash:
	December 31,
	2020	2019	2018
	(In thousands)
Cash and cash equivalents	$37,486	$33,065	$33,551
Restricted cash included in prepaid expenses and other current assets	2,327	53	—
Restricted cash included in other long-term assets	—	—	303
Total cash, cash equivalents, and restricted cash shown in consolidated statements of cash flows	$39,813	$33,118	$33,854
(14)   Lease Obligations
The Company leases offices, processing centers, warehouse spaces and, to a lesser extent, certain equipment. These leases have remaining terms of 1 year to 10 years, some of which have options to extend for up to 10 years and/or options to terminate within 1 year. The options to renew are not recognized as part of the Company’s right-of-use assets and operating lease liabilities as the Company is not reasonably certain that it will exercise these options.
In January 2020, the Company amended its existing Houston, Texas headquarters lease agreement by extending the lease term from September 30, 2023 to June 30, 2029 and surrendering back to the landlord floors for which the Company had previously vacated. In July 2020, the Company re-negotiated the above-mentioned lease agreement to modify the rent abatement period from October 2023 through February 2024 to July 2020 through March 2021.
In May 2020, the Company amended its Houston data center lease agreement to reflect changes in the monthly base rent throughout the term of the lease and extend the lease term three months to December 2025. The execution of this amendment and the amendment to the Houston, Texas headquarters lease resulted in the Company obtaining rent relief of approximately $4.0 million.
Total operating lease expense, including short-term lease expense was $11.0 million, $11.6 million and $12.3 million for 2020, 2019 and 2018, respectively.
Future maturities of lease obligations follows (in thousands):
Years Ending December 31,	Operating Leases	Finance Leases	Total
2021	$8,956	$756	$9,712
2022	9,956	—	9,956
2023	9,723	—	9,723
2024	9,361	—	9,361
2025	9,612	—	9,612
Thereafter	14,119	—	14,119
Total lease payments	$61,727	$756	$62,483
Less imputed interest	(15,785)	(22)	(15,807)
Total	$45,942	$734	$46,676
The weighted average remaining lease term at December 31, 2020 and 2019 was 4.31 years and 4.71 years, respectively. The weighted average discount rate used to determine the operating lease liability at December 31, 2020 and 2019 was 6.34% and 6.47%, respectively.
Supplemental cash flow information related to leases follows:
	Years Ended December 31,
	2020	2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating leases	$8,530	$12,284
Equipment finance leases	1,135	1,069
Equipment Finance Leases
The Company has entered into capital leases that are due in installments for the purpose of financing the purchase of computer equipment through August 2021. Interest accrues under these leases at a rate of 8.7% per annum, and the leases are collateralized by liens on the computer equipment. The assets are amortized over the lesser of their related lease terms or their estimated productive lives and such charges are reflected within depreciation expense.
(15)   Fair Value of Financial Instruments
Authoritative guidance on fair value measurements defines fair value, establishes a framework for measuring fair value and stipulates the related disclosure requirements. The Company follows a three-level hierarchy, under which the fair value hierarchy prioritizes the inputs used to measure fair value. The three-tiered hierarchy is summarized as follows:
Level 1 — Quoted prices in active markets for identical assets and liabilities.

Level 2 — Other significant observable inputs including quoted prices or other market data for similar assets and liabilities in active markets or quoted prices for identical or similar assets and liabilities in less active markets.
Level 3 — Significant unobservable inputs that require significant judgment for which there is little or no market data.
Due to their highly liquid nature, the amount of the Company’s other financial instruments, including cash and cash equivalents, restricted cash, accounts and unbilled receivables, accounts payable and accrued multi-client data library royalties, represent their approximate fair value.
The carrying amounts of the Company’s Existing Second Lien Notes at December 31, 2020 and 2019 were both $120.6 million compared to its fair values of $106.3 million and $113.8 million at December 31, 2020 and 2019, respectively.
Market conditions could cause an instrument to be reclassified from Level 1 to Level 2, or Level 2 to Level 3. The fair value of the Existing Second Lien Notes was reclassified from Level 1 to Level 2 during the year ended December 31, 2020 resulting from less active market trading. The fair value of the Existing Second Lien Notes was calculated using Level 2 inputs using significant observable data points for similar liabilities where estimated values are determined from observable transactions.
The carrying amount of any borrowings outstanding under the Credit Facility approximate fair value, as the interest rate is variable and reflective of market rates.
Fair value measurements are applied with respect to non-financial assets and liabilities measured on a non-recurring basis, which would consist of measurements primarily of goodwill, multi-client data library and property, plant and equipment.
(16)   Benefit Plans
The Company has a 401(k) retirement savings plan, which covers employees at least 18 years of age. Employees may voluntarily contribute up to 90% of their compensation, as defined, to the plan. The Company matched the employee contribution at a rate of 50% of the first 6% of compensation contributed to the plan subject to a maximum of 3% of eligible compensation. Company contributions to the plans were $0.7 million, $0.9 million and $0.9 million for 2020, 2019 and 2018, respectively.
(17)   Selected Quarterly Information — (Unaudited)
A summary of selected quarterly information follows (in thousands, except per share amounts):
	Three Months Ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020
Service revenues	$47,485	$15,547	$10,202	$20,113
Product revenues	8,929	7,184	6,032	7,182
Total net revenues	56,414	22,731	16,234	27,295
Gross profit	28,344	4,584	1,289	7,440
Income (loss) from operations	6,326	(5,472)	(11,164)	(4,279)
Interest expense, net	(3,221)	(3,414)	(3,669)	(3,501)
Other income (expense), net	429	6,771	(525)	223
Income tax expense	5,874	3,052	1,056	5,634
Net income (loss) attributable to noncontrolling interests	77	(52)	(193)	55
Net loss attributable to ION	$(2,263)	$(5,219)	$(16,607)	$(13,136)
Net loss per share:
Basic	$0.16	$0.37	$(1.16)	$(0.92)
Diluted	$0.16	$0.37	$(1.16)	$(0.92)

	Three Months Ended
	March 31, 2019	June 30, 2019	September 30, 2019	December 31, 2019
Service revenues	$28,128	$30,407	$41,990	$30,755
Product revenues	8,828	11,368	11,249	11,954
Total net revenues	36,956	41,775	53,239	42,709
Gross profit	9,912	19,583	25,288	5,239
Income (loss) from operations	(15,937)	(2,553)	3,858	(9,827)
Interest expense, net	(3,112)	(3,111)	(3,155)	(3,696)
Other income (expense), net	(792)	96	(242)	(679)
Income tax expense	1,407	2,719	3,790	148
Net income attributable to noncontrolling interests	(112)	(335)	(394)	(144)
Net Loss attributable to ION	$(21,360)	$(8,622)	$(3,723)	$(14,494)
Net loss per share:
Basic	$(1.52)	$(0.61)	$(0.26)	$(1.02)
Diluted	$(1.52)	$(0.61)	$(0.26)	$(1.02)
The sum of the quarterly per share information may not tie to per share information in the Consolidated Statements of Operations due to rounding.
(18)   Certain Relationships and Related Party Transactions
BGP owned approximately 10.6% of the Company’s outstanding common stock at December 31, 2020. For 2020, 2019 and 2018, the Company recorded revenues from BGP of $2.7 million, $2.2 million and $4.9 million, respectively. Receivables due from BGP were $0.8 million and $1.5 million at December 31, 2020 and 2019, respectively. From time to time, the Company enters into partnership agreement with BGP related to new data acquisition projects whereby BGP receives a certain percentage of revenue recognized for those projects. As of December 31, 2020 and 2019, the Company owed BGP $3.4 million and $3.1 million, respectively.
Mr. James M. Lapeyre, Jr. is the Chairman of the Board on ION’s board of directors and a significant equity owner of Laitram, L.L.C. (Laitram), and he has served as president of Laitram and its predecessors since 1989. Laitram is a privately-owned, New Orleans-based manufacturer of food processing equipment and modular conveyor belts. Mr. Lapeyre and Laitram together owned approximately 10.2% of the Company’s outstanding common stock at December 31, 2020.
The Company acquired DigiCourse, Inc., the Company’s marine positioning products business, from Laitram in 1998. In connection with that acquisition, the Company entered into a Continued Services Agreement with Laitram under which Laitram agreed to provide the Company certain bookkeeping, software, manufacturing and maintenance services. Manufacturing services consist primarily of machining of parts for the Company’s marine positioning systems. The term of this agreement expired in September 2001, but the Company continues to operate under its terms. In addition, from time to time, when the Company has requested, the legal staff of Laitram has advised the Company on certain intellectual property matters with regard to the Company’s marine positioning systems. During 2020, 2019 and 2018, the Company paid Laitram and its affiliates $0.7 million, $0.7 million and $0.4 million, respectively, which consisted of manufacturing services and reimbursement of costs. In addition, the Company is currently subleasing approximately 47,800 square feet of office and warehouse space to Laitram. The Company received $0.4 million for both 2020 and 2019 in respect of such sublease and this amount was recorded as an offset against the Company’s total rent expenses.
In the opinion of the Company’s management, the terms of these services are fair and reasonable and as favorable to the Company as those that could have been obtained from unrelated third parties at the time of their performance.
For 2020 and 2019, the Company recorded revenues from sales to INOVA of $1.1 million and $0.5 million related to geophones sold by our Devices group. No revenues were recorded from sales to INOVA for 2018.

SCHEDULE II
ION GEOPHYSICAL CORPORATION AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
Year Ended December 31, 2018	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses	Balance at Deductions	End of Year
	(In thousands)
Allowances for expected credit losses	$572	$222	$(364)	$430
Allowances for doubtful notes receivables	4,000	—	—	4,000
Valuation allowance on deferred tax assets	153,463	7,042	—	160,505
Excess and obsolete inventory	15,039	665	(680)	15,024
Year Ended December 31, 2019	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses	Balance at Deductions	End of Year
	(In thousands)
Allowances for expected credit losses	$430	$—	$(430)	$—
Allowances for doubtful notes receivables	4,000	—	—	4,000
Valuation allowance on deferred tax assets	160,505	10,432	—	170,937
Excess and obsolete inventory	15,024	517	(2,208)	13,333
Year Ended December 31, 2020	Balance at Beginning of Year	Charged (Credited) to Costs and Expenses	Balance at Deductions	End of Year
	(In thousands)
Allowances for expected credit losses	$—	$2,413	$—	$2,413
Allowances for doubtful notes receivables	4,000	—	—	4,000
Valuation allowance on deferred tax assets	170,937	18,369	—	189,306
Excess and obsolete inventory	13,333	378	(705)	13,006

S-1